  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 27, 2000.


                                                      REGISTRATION NO. 333-45656

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                             ----------------------

                               AMENDMENT NO. 1 TO



                                   FORM S-1/A


                        REGISTRATION STATEMENT UNDER THE
                             SECURITIES ACT OF 1933
                             ----------------------

                              AETHER SYSTEMS, INC.
             (Exact Name of Registrant as Specified in Its Charter)

             DELAWARE                             7373                            52-2186634
   (State or Other Jurisdiction       (Primary Standard Industrial             (I.R.S. Employer
of Incorporation or Organization)     Classification Code Number)            Identification No.)

                             ----------------------

                             11460 CRONRIDGE DRIVE
                          OWINGS MILLS, MARYLAND 21117
                                 (410) 654-6400
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)
                             ----------------------

                                 DAVID S. OROS
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                             11460 CRONRIDGE DRIVE
                          OWINGS MILLS, MARYLAND 21117
                                 (410) 654-6400
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)
                             ----------------------
                                with a copy to:

                              MARK A. DEWIRE, ESQ.
                            ROGER J. PATTERSON, ESQ.
                           WILMER, CUTLER & PICKERING
                              2445 M STREET, N.W.
                             WASHINGTON, D.C. 20037
                                 (202) 663-6000
                             ----------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ----------------------

                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                                                                                  PROPOSED         PROPOSED
                                                                                  MAXIMUM          MAXIMUM
                                                                  AMOUNT         AGGREGATE        AGGREGATE       AMOUNT OF
TITLE OF CLASS OF                                                 TO BE          PRICE PER         OFFERING     REGISTRATION
SECURITIES TO BE REGISTERED                                     REGISTERED        SHARE(1)          PRICE            FEE
--------------------------------------------------------------------------------------------------------------------------------
Common Stock...............................................      467,691          $142.125       $66,470,583       $17,549
--------------------------------------------------------------------------------------------------------------------------------
Common Stock...............................................       69,951          $114.656       $ 8,020,302       $ 2,118
--------------------------------------------------------------------------------------------------------------------------------
         Total.............................................         --               --          $74,490,885     $19,667(2)
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------


(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933.

(2) The registrant previously paid $17,549 of this amount on September 12, 2000.

                             ----------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      PROSPECTUS DATED SEPTEMBER 27, 2000


PROSPECTUS
----------


                                 537,642 SHARES


                                 [AETHER LOGO]

                                  COMMON STOCK

                             ----------------------


        This prospectus relates to 537,642 shares of common stock, $.01 par value per share, of Aether, which may be offered from time to time by the selling stockholders named herein or their pledgees, donees, transferees or other successors in interest in transactions on the Nasdaq National Market, in negotiated transactions or otherwise, at fixed prices prevailing at the time of sale, at negotiated prices, or without consideration, or by any other legally available means. We are registering the sale of the common stock pursuant to the terms of a registration rights agreement with the selling stockholders. The registration of the common stock does not necessarily mean that any of the shares will be offered or sold by the selling stockholders.


        The selling stockholders or their pledgees, donees, transferees or other successors in interest will receive all of the net proceeds from the sale of the common stock and will pay all underwriting discounts and selling commissions, if any, applicable to any such sale. We will not receive any of the proceeds from the sale of the shares by the selling stockholders. We are paying the costs of preparing and filing the registration statement of which this prospectus is a part.


        The shares are quoted on the Nasdaq National Market under the symbol "AETH." On September 26, 2000, the last sale price of the shares as reported on the Nasdaq National Market was $106.6875 per share.


        The common stock may be sold by selling stockholders or their pledgees, donees, transferees or other successors in interest from time to time directly to purchasers or through agents, underwriters and dealers. See "Plan of Distribution" and "Selling Stockholders." The selling stockholders and any dealers, agents or underwriters who participate in the distribution of the common stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 and any commission received by them and any profit on the resale of the common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. See "Plan of Distribution" for a description of indemnification arrangements.

        INVESTING IN THE COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 9 OF THIS PROSPECTUS.

                             ----------------------

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                             ----------------------


               The date of this prospectus is September 27, 2000.

                               TABLE OF CONTENTS


                                                                PAGE
                                                                ----
Prospectus Summary..........................................      4
Risk Factors................................................      9
Forward-Looking Statements..................................     19
Use of Proceeds.............................................     19
Price Range of Common Stock.................................     19
Dividend Policy.............................................     20
Capitalization..............................................     21
Dilution....................................................     22
Selected Consolidated Financial Data........................     23
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     25
Business....................................................     39
Management..................................................     60
Transactions Between Aether and Its Officers, Directors or
  Significant Stockholders..................................     71
Principal and Selling Stockholders..........................     75
Description of Capital Stock................................     78
Shares Eligible for Future Sale.............................     81
Plan of Distribution........................................     83
Legal Matters...............................................     84
Experts.....................................................     84
Where You Can Find More Information.........................     84
Index to Financial Statements...............................    F-1


                         ------------------------------

     You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

                               PROSPECTUS SUMMARY

     This summary does not contain all the information that may be important to you. You should read the entire prospectus carefully, including the financial data and related notes beginning on page F-1, before making an investment decision.

OUR COMPANY

     We provide wireless data services, systems and software enabling people to use handheld devices for mobile data communications and real-time transactions. We design, develop, sell and support complete wireless systems for corporations seeking to make data available to mobile workers or consumers. Our full mobile and wireless solution, including our wireless data engineering and development expertise, our wireless integration software and mobile data management software products, our customer service center and our network operations centers, positions us to take advantage of the growing demand for wireless data services.

     We seek to develop and deliver wireless data services across a variety of industries and market segments in the United States and internationally. Our strategy initially focused on developing services for the financial services sector, whose participants we believe were among the earliest adopters of wireless data services. We currently offer and are developing wireless trading and financial services for several major financial institutions. We also currently offer and are developing financial news and information services through major content providers.

     We have moved and continue to move into other industries and market segments, including software products, logistics, field sales, healthcare, wireless commerce, mobile government and messaging. Since January 1, 2000, we have pursued this strategy through acquisitions, joint ventures and strategic relationships and have entered into the following transactions or agreements:


     Acquisitions. We have acquired six companies: LocusOne Communications, Inc., a company that develops wireless data systems primarily for companies that distribute goods and services using their own delivery fleets; Riverbed Technologies, Inc., a company that develops and licenses mobile data management software; NetSearch, LLC, a company that provides wireless field sales solutions for companies selling products and services via the Internet; Cerulean Technology, Inc., a company that provides wireless software products for the public safety sector; Sunpro, Inc., a company that provides software for use in the fire and emergency medical fields; and IFX Group Plc, a European company that provides foreign exchange information to financial professionals. We later contributed IFX to Sila Communications Limited, a joint venture with Reuters. We have also entered into a binding letter of intent with Motient Corporation to acquire Motient's retail transportation business unit.


     Joint ventures. We have entered into or increased our investment in three joint ventures: we increased our investment in OmniSky Corporation, a company that we formed with 3Com Corporation that provides wireless e-mail, Internet access and other electronic transactions primarily for the consumer market; together with Metrocall, Inc., PSINet, Inc., Hicks, Muse, Tate & Furst Incorporated and other investors, we formed Inciscent, Inc., a company that develops wireless e-mail, two-way wireless data applications, Internet access and other applications to the small business and home office segments; and together with Reuters, we formed Sila, a company that develops wireless data systems in Europe. We have also entered into a non-binding letter of intent with Sylvan Learning Centers, Inc. and Critical Path Inc. to form MindSurf, Inc. to provide wireless applications to the kindergarten to twelfth grade education market.

     Strategic relationships. We have entered into strategic relationships with the following companies: in the healthcare industry, Data Critical Corporation and ParkStone Medical Information Systems, Inc.; in the wireless commerce industry, VISA U.S.A. Inc., First Data Merchant Services Corporation, CyberBills, Inc., S1 Corporation and MICROS Systems, Inc.; in the financial services industry, Multex.com, Inc.; in the transportation and field services industry, Videre, LLC; and in the messaging industry, Research in Motion, Limited, or RIM, and Critical Path. We have also entered into strategic relationships with companies that develop new technology or have products that can be used in combination with our services, including systems integrators Proxicom, Inc. and TIBCO Software, Inc.; wireless carrier Nextel Communications, Inc.; biometric technology developer VeriStar Corporation; and e-commerce distributor Skyway Communications, Inc. or ePhones. In connection with our strategic relationships we may also make equity investments when we believe it will strengthen our working relationships.



     Resources and offerings. We have all the resources necessary to provide our customers with complete wireless data systems. We have a large, experienced development team with over 290 engineers. We have developed our package of wireless messaging software and software development tools known as Aether Intelligent Messaging, or AIM, which serves as a bridge to integrate diverse corporate in-house data systems with a wide variety of wireless carrier networks and end-user devices. We also provide a suite of software products that extend corporate data to mobile handheld devices. We operate our own high-security network operations centers, which connect customer and other data to wireless networks, and we maintain our own customer service center. We established the WAP Enterprise Center, which is comprised of engineers who develop applications for wireless phones that use the Wireless Application Protocol, known as WAP smartphones, and the systems to support data communication to these devices. We have also cultivated close relationships with major wireless network carriers, including Verizon Wireless, AT&T Wireless Services and BellSouth Wireless Data and mobile equipment and software vendors such as 3Com, RIM, Ericsson LM, Novatel Wireless, Inc. and Phone.com, Inc.


     We believe we can provide our corporate customers with more attractive service offerings by coupling general wireless applications like e-mail and Internet access with custom corporate applications. We believe our involvement with OmniSky and Inciscent and our relationship with Critical Path will allow us to achieve this.


     Our strategy. Our strategy is to be the dominant provider in the United States and internationally of wireless data services and systems to corporations by using our engineering expertise, our software platforms, our customer service center, our network operations centers and our other resources. We believe our capabilities and experience have established us as an early market leader in wireless data services, and a key element of our strategy is to move quickly into new opportunities to extend our leadership position. Our strategy also includes the following other key elements:


     - target a variety of industries and market segments for development of wireless data communications and services in the United States and internationally;

     - offer a wide range of software products to address every aspect of wireless integration and mobile data management for mobile workers and consumers;

     - expand our customer base and strengthen the Aether brand through enhanced sales and marketing efforts;

     - maintain and strengthen our strategic relationships with suppliers and network carriers;

     - seek to maximize our recurring revenue; and

     - apply the expertise we gain through engineering services and research and development activities to emerging business opportunities.


     Operating results. We had revenue of $1.8 million in 1997, $1.5 million in 1998, $6.3 million in 1999 and $16.2 million in the first six months of 2000. We had net losses of $2.7 million in 1997, $4.7 million in 1998, $30.7 million in 1999 and $123.2 million in the first six months of 2000. As of December 31, 1999, we had cumulative losses of $38.5 million. As of June 30, 2000, we had cumulative losses of $161.7 million. On a pro forma basis, giving effect to the acquisitions of Mobeo, Inc. in September 1999, LocusOne in February 2000, Riverbed in March 2000 and NetSearch in April 2000, and the acquisition of IFX in April 2000 and the related formation of Sila in May 2000, we had revenue of $31.8 million and a net loss of $302.7 million in 1999 and revenue of $21.5 million and a net loss of $174.0 million in the first six months of 2000. Cerulean and Sunpro, which we recently acquired, had combined revenue of approximately $22.9 million and a net loss of approximately $3.7 million in 1999 and combined revenue of approximately $12.6 million and a net loss of approximately $2.2 million in the first six months of 2000.


     Other information. We are a Delaware corporation. In October 1999, we completed our initial public offering of 6,900,000 shares of our common stock at an initial offering price of $16.00 per share, which resulted in net proceeds of approximately $101.1 million. In March 2000, we completed the offering of an additional 5,411,949 shares of our common stock at a price of $205.00 per share and issued $310.5 million of 6% convertible subordinated notes due 2005, which together resulted in net proceeds of approximately $1.4 billion. All references to "we," "us," "our" or "Aether" in this prospectus mean Aether Systems, Inc. and its subsidiaries or predecessors.

     Our principal executive offices are located at 11460 Cronridge Drive, Owings Mills, Maryland 21117, and our telephone number is (410) 654-6400. We maintain a Web site at www.aethersystems.com. Information contained in our Web site does not constitute a part of this prospectus.

                                  THE OFFERING


Common stock offered by the selling
  stockholders...............................  537,642 shares
Total common stock to be outstanding after
  the offering...............................  39,079,487 shares. This excludes:
                                               - 1,272,802 shares of common stock issuable
                                                 upon conversion of the 6% convertible notes
                                                 due 2005;
                                               - 4,357,014 shares of common stock issuable
                                                 upon exercise of options outstanding at
                                                 September 15, 2000, with a weighted average
                                                 exercise price of $63.65 per share;
                                               - 2,702,060 additional shares of common stock
                                                 that are available for future issuance under
                                                 our 1999 equity incentive plan;
                                               - 1,031,833 shares of common stock issuable
                                                 upon exercise of warrants with a weighted
                                                 average exercise price of $2.01 per share
                                                 outstanding at September 15, 2000; and
                                               - 893,665 shares of common stock contingently
                                                 issuable upon exercise of warrants with an
                                                 exercise price of $.01 per share, which may
                                                 be exercised if certain conditions are met.
                                               This includes shares that we expect will be
                                               issued upon exercise of options in connection
                                               with the underwritten offering of shares
                                               pursuant to a registration statement
                                               initially filed August 25, 2000.
Use of proceeds..............................  We will not receive any proceeds from the sale of common stock by the selling
                                               stockholders.
Risk factors.................................  See "Risk Factors" beginning at page 9 for a discussion of factors you should consider
                                               carefully before deciding to invest in shares
                                               of our common stock.
Nasdaq National Market symbol................  AETH

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (in thousands, except per share data)

     The following table summarizes our consolidated statements of operations for each of the years ended December 31, 1997, 1998 and 1999 and for the six months ended June 30, 1999 and 2000 and our consolidated balance sheets as of December 31, 1999 and as of June 30, 2000. The pro forma consolidated financial information gives effect to the acquisitions of Mobeo, LocusOne, Riverbed, NetSearch and IFX and the related formation of Sila and the investments in VeriStar, ePhones, ParkStone and MindSurf. The pro forma net loss per share information for the historical periods presented gives effect to our conversion from a limited liability company to a corporation immediately prior to our initial public offering.

     We have provided the pro forma consolidated financial information for informational purposes only and you should not assume that our results would actually have been as shown if we had acquired Mobeo, LocusOne, Riverbed, IFX and NetSearch or had formed Sila on the assumed dates or had made the investments on the assumed dates, or that the information projects what our results will be as a result of the acquisitions, the formation of Sila or the investments. The pro forma consolidated statement of operations information assumes that the transactions occurred on January 1, 1999, and the pro forma consolidated balance sheet information assumes that the transactions occurred on June 30, 2000. See our, Mobeo's, LocusOne's and Riverbed's financial statements and notes to those statements included in this prospectus beginning on page F-1.

                                                     YEAR ENDED DECEMBER 31,                 SIX MONTHS ENDED JUNE 30,
                                           -------------------------------------------   ----------------------------------
                                                    HISTORICAL                1999           HISTORICAL            2000
                                           ----------------------------    PRO FORMA     -------------------    PRO FORMA
                                            1997      1998       1999     CONSOLIDATED    1999       2000      CONSOLIDATED
                                           -------   -------   --------   ------------   -------   ---------   ------------
CONSOLIDATED STATEMENT OF OPERATIONS
DATA:
Revenue:
  Subscriber revenue.....................  $   161   $   549   $  3,732    $  26,720     $   599   $   9,674    $  14,770
  Engineering services revenue...........    1,625       963      2,594        2,594         188       3,040        3,040
  Software and related services
    revenue..............................       --        --         --        2,443          --       3,442        3,696
                                           -------   -------   --------    ---------     -------   ---------    ---------
  Total revenue..........................    1,786     1,512      6,326       31,757         787      16,156       21,506
Gross profit.............................      493       411      2,850       16,552         136       7,505       10,202
Total operating expenses.................    2,801     5,178     30,887      328,112       4,597     135,500      193,305
                                           -------   -------   --------    ---------     -------   ---------    ---------
Operating loss...........................   (2,308)   (4,767)   (28,037)    (311,560)     (4,461)   (127,995)    (183,103)
                                           -------   -------   --------    ---------     -------   ---------    ---------
Net loss.................................  $(2,747)  $(4,693)  $(30,691)   $(302,742)    $(4,320)  $(123,185)   $(174,040)
                                           =======   =======   ========    =========     =======   =========    =========
Net loss per share--basic and diluted....                                                          $   (3.65)
                                                                                                   =========
Weighted average shares used in computing
  net loss per share--basic and
  diluted................................                                                             33,765
                                                                                                   =========
Pro forma net loss per share--basic and
  diluted................................  $ (0.22)  $ (0.29)  $  (1.45)   $  (11.76)    $ (0.22)               $   (4.92)
                                           =======   =======   ========    =========     =======                =========
Pro forma weighted average shares used in
  computing net loss per share--basic and
  diluted................................   12,656    15,916     21,207       25,745      19,878                   35,369
                                           =======   =======   ========    =========     =======                =========

                                                                        AS OF
                                                                    JUNE 30, 2000
                                                              -------------------------
                                                                            PRO FORMA
                                                                ACTUAL     CONSOLIDATED
                                                              ----------   ------------
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents.................................  $1,193,450    $1,134,850
  Working capital...........................................   1,212,670     1,154,070
  Total assets..............................................   2,703,242     2,703,242
  Total debt................................................     324,411       324,411
  Stockholders' equity......................................   2,266,472     2,266,472

                                  RISK FACTORS

     Investing in our common stock involves risks. You should carefully consider the following risks together with the other information contained in this prospectus before deciding to buy our common stock.

WE HAVE HISTORICALLY INCURRED LOSSES AND THESE LOSSES MAY INCREASE IN THE
FUTURE.

     We reported net losses of $2.7 million, $4.7 million, $30.7 million and $123.2 million for the years ended December 31, 1997, 1998 and 1999 and for the six months ended June 30, 2000, respectively. On a pro forma basis including the acquisitions of Mobeo, LocusOne, Riverbed, NetSearch and IFX and the related formation of Sila, we reported a net loss of $302.7 million for the year ended December 31, 1999 and $174.0 million for the six months ended June 30, 2000. Our amortization of intangible assets and option and warrant expense has grown significantly as a result of recent acquisitions. In addition, we expect to continue to incur significant sales and marketing, systems development and administrative expenses. Therefore, we will need to generate significant revenue to become profitable and sustain profitability on a quarterly or annual basis. We expect to continue to incur significant losses for the foreseeable future. As a result, we may not be able to achieve profitability on a quarterly or annual basis.

OUR FUTURE RESULTS ARE UNCERTAIN BECAUSE OUR HISTORICAL REVENUE WAS DERIVED FROM SERVICES OTHER THAN THOSE WE EXPECT TO BE THE FOCUS OF OUR BUSINESS IN THE FUTURE.

     We only have a limited history selling our current services on which you can evaluate our business, financial condition and operating results. Although we commenced operations in January 1996, until March 1997 all of our revenue came from engineering services and not from monthly service subscriptions or software licensing which we now provide and which will be our focus in the future. In 1997, 91.0% of our revenue was from engineering services and 9.0% was from subscriber revenue. In 1998, 63.7% of our revenue was from engineering services and 36.3% was from subscriber revenue. In 1999, 41.0% of our revenue was from engineering services and 59.0% was from subscriber revenue. In 1999, on a pro forma basis including Mobeo, LocusOne, Riverbed, NetSearch, IFX and Sila, 8.2% of our revenue was from engineering services, 84.1% was from subscriber revenue, and 7.7% was from software and related services revenue. We have not had any AIM license sales other than sales to Inciscent and Data Critical totaling $1.25 million, for which the revenue will be recognized over the terms of the agreements. In addition, our monthly service subscriptions have come primarily from subscriptions to our financial data and online trading services, and our strategy includes development of services in other industries. Because of this change in focus and our recent acquisitions, you should not rely on our past performance to evaluate our future performance.

THERE IS NO ESTABLISHED MARKET FOR OUR SERVICES AND WE MAY NOT BE ABLE TO SELL ENOUGH OF OUR SERVICES TO BECOME PROFITABLE.

     The markets for wireless data and transaction services are still emerging and continued growth in demand for and acceptance of these services remains uncertain. Current barriers to market acceptance of these services include cost, reliability, functionality and ease of use. We cannot be certain that these barriers will be overcome. We are currently developing services for TD Waterhouse Investor Services, Inc., Bear, Stearns & Co. Inc., National Discount Brokers, Merrill Lynch, Nextel, ParkStone, Data Critical, CyberBills, Juniper Financial Corp., First Data, MICROS and Multex pursuant to preliminary agreements with these parties and expect to develop services for other entities as well. We cannot assure you that these parties will enter into contracts for our services or that products developed for our other customers will result in revenue. Our competitors may develop alternative wireless data communications systems that gain broader market acceptance than our systems. If the market for our services does not grow, or grows more slowly than we currently anticipate, we may not be able to attract customers for our services and our revenues would be adversely affected.

OUR RECENT ACQUISITIONS, INVESTMENTS AND STRATEGIC ALLIANCES MAY NOT DELIVER THE VALUE WE PAID OR WILL PAY FOR THEM AND MAY RESULT IN EXCESSIVE EXPENSES IF WE DO NOT SUCCESSFULLY INTEGRATE THEM, OR IF THE COSTS AND MANAGEMENT RESOURCES WE EXPEND IN CONNECTION WITH THE INTEGRATIONS EXCEED OUR EXPECTATIONS.

     We expect that our recent acquisitions, investments and strategic alliances and any acquisitions, investments or strategic alliances we may pursue in the future will have a continuing, significant impact on our business, financial condition and operating results. The value of the companies that we acquire or invest in may be less than the amount we paid if there is:

     - a decline of their position in the respective markets they serve; or

     - a decline in general of the markets they serve.

     Our financial results may be adversely affected if:

     - we fail to assimilate the acquired assets with our pre-existing business;

     - we lose key employees of these companies or of Aether as a result of the acquisitions;

     - our management's attention is diverted by other business concerns; or

     - we assume unanticipated liabilities related to the acquired assets.

     In addition, the companies we have acquired or invested in or may acquire or invest in are subject to each of the business risks we describe in this section, and if they incur any of these risks the businesses may not be as valuable as the amount we paid. Further, we cannot guarantee that we will realize the benefits or strategic objectives we are seeking to obtain by acquiring or investing in these companies. In addition, we cannot assure you that our various pending acquisitions, investments and strategic alliances will be completed on the terms we describe, or at all.

WE MAY NOT ACHIEVE PROFITABILITY IF WE ARE UNABLE TO MAINTAIN, IMPROVE AND DEVELOP THE WIRELESS DATA SERVICES WE OFFER.

     We believe that our future business prospects depend in part on our ability to maintain and improve our current services and to develop new ones on a timely basis. Our services will have to achieve market acceptance, maintain technological competitiveness and meet an expanding range of customer requirements. As a result of the complexities inherent in our service offerings, major new wireless data services and service enhancements require long development and testing periods. We may experience difficulties that could delay or prevent the successful development, introduction or marketing of new services and service enhancements. Additionally, our new services and service enhancements may not achieve market acceptance. If we cannot effectively develop and improve services we may not be able to recover our fixed costs or otherwise become profitable.

IF WE DO NOT RESPOND EFFECTIVELY AND ON A TIMELY BASIS TO RAPID TECHNOLOGICAL CHANGE, OUR SERVICES MAY BECOME OBSOLETE AND WE MAY LOSE SALES.

     The wireless and data communications industries are characterized by rapidly changing technologies, industry standards, customer needs and competition, as well as by frequent new product and service introductions. Our services are integrated with wireless handheld devices and the computer systems of our corporate customers. Our services must also be compatible with the data networks of wireless carriers. We must respond to technological changes affecting both our customers and suppliers. We may not be successful in developing and marketing, on a timely and cost-effective basis, new services that respond to technological changes, evolving industry standards or changing customer requirements. Our ability to grow and achieve profitability will depend, in part, on our ability to accomplish all of the following in a timely and cost-effective manner:

     - effectively use and integrate new wireless and data technologies;

     - continue to develop our technical expertise;

     - enhance our wireless data, engineering and system design services;

     - develop applications for new wireless networks; and

     - influence and respond to emerging industry standards and other changes.

WE DEPEND UPON WIRELESS NETWORKS OWNED AND CONTROLLED BY OTHERS. IF WE DO NOT HAVE CONTINUED ACCESS TO SUFFICIENT CAPACITY ON RELIABLE NETWORKS, WE MAY BE UNABLE TO DELIVER SERVICES AND OUR SALES COULD DECREASE.

     Our ability to grow and achieve profitability partly depends on our ability to buy sufficient capacity on the networks of wireless carriers such as Verizon Wireless and AT&T Wireless Services and on the reliability and security of their systems. All of our services are delivered using airtime purchased from third parties. We depend on these companies to provide uninterrupted and "bug free" service and would not be able to satisfy our customers' needs if they failed to provide the required capacity or needed level of service. In addition, our expenses would increase and our profitability could be materially adversely affected if wireless carriers were to increase the prices of their services. Our existing agreements with the wireless carriers generally have one-year terms. Some of these wireless carriers are, or could become, our competitors and if they compete with us they may refuse to provide us with their services.

OUR FAILURE TO DEVELOP RECOGNITION FOR THE AETHER BRAND COULD PREVENT US FROM ACHIEVING A PROFITABLE LEVEL OF SALES.

     Our sales and marketing activities to date have been limited. Our expenses related to these activities were $840,000 and $2.1 million for the years ended December 31, 1998 and 1999, respectively, and $21.8 million for the six months ended June 30, 2000. We intend to increase the market presence of our brand over time, which will require us to continue our increased spending on sales and marketing. We expect to spend an estimated $20.0 million in the second half of 2000 on sales and marketing, excluding Sila. We have applied for, but have not received, federal trademark registrations for the names "Aether," "Aether Systems" and "AIM," among others, and we may not be able to use these names effectively or at all if we fail to obtain such registrations due to conflicting marks or otherwise. As a result of our recent acquisitions of Mobeo, LocusOne, Riverbed, NetSearch and IFX and the related formation of Sila, we expect to market our acquired products and services under their existing brands. We may lose existing customers or fail to attract new customers if these brands are not well received by our customers, if our marketing efforts are not productive, if we are otherwise unsuccessful in increasing our brand awareness or if our competition has greater brand recognition.

WE DEPEND ON THIRD PARTIES FOR THE MARKETING AND SALES OF SOME OF OUR SERVICES. IF THE MARKETING EFFORTS OF THESE THIRD PARTIES ARE NOT EFFECTIVE, WE MAY NOT ACHIEVE A PROFITABLE LEVEL OF SALES.

     We rely substantially on the efforts of others to market and sell some of our wireless data communications services, in particular the online trading services we have developed for Charles Schwab and Morgan Stanley Dean Witter Online and are developing for Merrill Lynch, National Discount Brokers, Bear Stearns and other financial institutions. We also expect to rely on the marketing efforts of our strategic relationship partners for products under development in our other market segments such as healthcare and wireless commerce. We believe that third parties paid over $380,000 in marketing expenses in 1999 related to our products, which represented 15.0% of sales and marketing expenses incurred in connection with our services. We cannot control whether or how these third parties who sell and market our services will perform their obligations to market our services. If these third parties fail to market our services or their efforts fail to result in new customers, we may be unable to attract new customers and our revenue could be adversely affected.

WE MAY FAIL TO SUPPORT OUR ANTICIPATED GROWTH IN OPERATIONS, WHICH COULD REDUCE DEMAND FOR OUR SERVICES AND MATERIALLY ADVERSELY AFFECT OUR REVENUE.

     Our business strategy is based on the assumption that the number of subscribers to our services, the amount of information they want to receive and the number of services we offer will all increase. We must continue to develop and expand our systems and operations to accommodate this growth. The expansion and adaptation of our customer service and network operations centers require substantial financial, operational and management resources. We may be unable to expand our operations for one or more of the following reasons:

     - we may not be able to locate or hire at reasonable compensation rates qualified engineers and other employees necessary to expand our capacity;

     - we may not be able to obtain the hardware necessary to expand our capacity;

     - we may not be able to expand our billing and other related support systems; and

     - we may not be able to obtain sufficient additional capacity from wireless carriers.

     Due to the limited deployment of our services to date, the ability of our systems and operations to connect and manage a substantially larger number of customers while maintaining superior performance is unknown. Any failure on our part to develop and maintain our wireless data services as we experience rapid growth could significantly reduce demand for our services and materially adversely affect our revenue.

WE DEPEND ON RECRUITING AND RETAINING KEY MANAGEMENT AND TECHNICAL PERSONNEL WITH WIRELESS DATA AND SOFTWARE EXPERIENCE AND WE MAY NOT BE ABLE TO DEVELOP NEW PRODUCTS OR SUPPORT EXISTING PRODUCTS IF WE CANNOT HIRE OR RETAIN QUALIFIED EMPLOYEES.

     Because of the technical nature of our products and the dynamic market in which we compete, our performance depends on attracting and retaining key employees. Competition for qualified personnel in the wireless data and software industries is intense and finding qualified personnel with experience in both industries is even more difficult. We believe there are only a limited number of individuals with the requisite skills in the field of wireless data communication, and it is becoming increasingly difficult to hire and retain these persons. Competitors and others have in the past attempted, and may in the future attempt, to recruit our employees. Each of our engineers has entered into a non-competition agreement with us for a period of ten months after they leave Aether. These agreements will not prevent our engineers from leaving or working for competitors relatively soon after they leave us.

     We currently maintain a key person life insurance policy for David S. Oros, our chairman and chief executive officer. We do not maintain insurance policies for any of our other executive officers.

WE MAY NOT HAVE ADEQUATELY PROTECTED OUR INTELLECTUAL PROPERTY RIGHTS, WHICH COULD ALLOW COMPETITORS TO DEVELOP SIMILAR PRODUCTS USING SIMILAR TECHNOLOGY AND THUS REDUCE OUR SALES AND REVENUE.

     We have attempted to protect our technology, including the technology we have obtained or will obtain in our acquisitions, through patent, trademark and copyright protection, as well as through trade secret laws and non-competition and non-disclosure agreements with key employees. Patents may infringe on valid patents held by third parties, or patents held by third parties may limit the scope of any patents we receive. In particular, the patent we acquired in our acquisition of Riverbed covers a technology that is similar to other patented technologies. In addition, we have no international patent protection in this technology. If we are not adequately protected, other companies with sufficient engineering expertise could develop competing products based on our intellectual property and reduce our sales and thus our revenue.

WE MAY BE SUED BY THIRD PARTIES FOR INFRINGEMENT OF THEIR INTELLECTUAL PROPERTY RIGHTS AND INCUR COSTS OF DEFENSE AND POSSIBLY ROYALTIES OR LOSE THE RIGHT TO USE TECHNOLOGY IMPORTANT TO PROVIDING OUR SERVICES.

     The telecommunications and software industries are characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement or other violations of intellectual property rights. As the number of participants in our market increases, the possibility of an intellectual property claim against us could increase. We have received two claims that we have infringed patents developed by other parties. Although we believe these claims are without merit, these and any other intellectual property claims, with or without merit, could be time-consuming and expensive to litigate or settle, could require us to enter into costly royalty arrangements, could divert management attention from administering our business and could hinder us from conducting our business.

WE MAY BE SUBJECT TO LIABILITY FOR TRANSMITTING INFORMATION, AND OUR INSURANCE COVERAGE MAY BE INADEQUATE TO PROTECT US FROM THIS LIABILITY.

     We may be subject to claims relating to information transmitted over systems we develop or operate. These claims could take the form of lawsuits for defamation, negligence, copyright or trademark infringement or other actions based on the nature and content of the materials. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to cover all costs incurred in defense of potential claims or to indemnify us for all liability that may be imposed.

DISRUPTION OF OUR SERVICES DUE TO ACCIDENTAL OR INTENTIONAL SECURITY BREACHES MAY HARM OUR REPUTATION, POTENTIALLY CAUSING A LOSS OF SALES AND AN INCREASE IN OUR EXPENSES.

     A significant barrier to the growth of wireless data services or transactions on the Internet or by other electronic means has been the need for secure transmission of confidential information. Our systems could be disrupted by unauthorized access, computer viruses and other accidental or intentional actions. We may incur significant costs to protect against the threat of security breaches or to alleviate problems caused by such breaches. If a third party were able to misappropriate our users' personal or proprietary information or credit card information, we could be subject to claims, litigation or other potential liabilities that could materially adversely impact our revenue and may result in the loss of customers.

ANY TYPE OF SYSTEMS FAILURE COULD REDUCE SALES, INCREASE COSTS OR RESULT IN CLAIMS OF LIABILITY.

     Our existing wireless data services are dependent on real-time, continuous feeds from Reuters Selectfeed Plus and others. The ability of our subscribers to make securities trades, receive sales leads and receive critical business information requires timely and uninterrupted connections with our wireless network carriers. Any disruption from our satellite feeds or backup landline feeds could result in delays in our subscribers' ability to receive information or execute trades. We cannot assure you that our systems will operate appropriately if we experience a hardware or software failure or if there is an earthquake, fire or other natural disaster, a power or telecommunications failure, intentional disruptions of service by third parties, an act of God or an act of war. A failure in our systems could cause delays in transmitting data, and as a result we may lose customers or face litigation that could involve material costs and distract management from operating our business.

OUR ABILITY TO SELL NEW AND EXISTING SERVICES AT A PROFIT COULD BE IMPAIRED BY COMPETITORS.

     Intense competition could develop in the market for services we offer. We developed our software using standard industry development tools. Many of our agreements with wireless carriers, wireless handheld device manufacturers and data providers are non-exclusive. Our competitors could develop and use the same products and services in competition with us. With time and capital, it would be possible for competitors to replicate our services. Our competitors could include wireless network carriers such as Verizon Wireless and AT&T Wireless Services, software developers such as Microsoft Corporation, 724 Solutions Inc. and Phone.com and systems integrators such as International Business Machines

Corporation. Many of our competitors have significantly greater resources than we do. Furthermore, competitors may develop a different approach to marketing the services we provide in which subscribers may not be required to pay for the information provided by our services. Competition could reduce our market share or force us to lower prices to unprofitable levels. Additional information regarding our competition is described under "Business -- Competition" beginning on page 57.


WE MAY LOSE THE OPPORTUNITY TO PURSUE DESIRABLE PROJECTS TO INCISCENT, OMNISKY, SILA AND MINDSURF BECAUSE SOME OF OUR DIRECTORS AND EXECUTIVE OFFICERS SERVE ON THE BOARDS OF DIRECTORS OF THESE COMPANIES.


     David S. Oros, our chairman and chief executive officer, and some of our other directors have been appointed to the boards of directors of companies in which we hold an equity interest, including OmniSky and Sila. Some of our executive officers have been appointed to the board of directors of Inciscent and we expect that some of our executive officers and directors will be appointed to the board of directors of MindSurf. These other companies may develop products that compete with our own products. Mr. Oros and the other directors and executive officers may learn of business opportunities that are appropriate for the boards on which they serve and Mr. Oros and these other individuals may not be required to make those opportunities available to us. If OmniSky, Sila, Inciscent, our pending strategic alliance with MindSurf or any other joint ventures we may enter into pursue opportunities that we would have an interest in pursuing, our business may fail to grow or our existing business may suffer. Mr. Oros and these other directors and executive officers may also have other conflicts of interest with Aether because of their positions with OmniSky, Sila, Inciscent and MindSurf and OmniSky's, Sila's, Inciscent's and MindSurf's contractual relationships with Aether. We describe certain of those contracts in "Transactions Between Aether and Its Officers, Directors or Significant Stockholders" beginning on page 71.


AN INTERRUPTION IN THE SUPPLY OF PRODUCTS AND SERVICES THAT WE OBTAIN FROM THIRD PARTIES COULD CAUSE A DECLINE IN SALES OF OUR SERVICES, AND PRODUCTS WE PURCHASE TO AVOID SHORTAGES MAY BECOME OBSOLETE BEFORE WE CAN USE THEM.

     In designing, developing and supporting our wireless data services, we rely on wireless carriers, wireless handheld device manufacturers, content providers and software providers. These suppliers may experience difficulty in supplying us products or services sufficient to meet our needs or they may terminate or fail to renew contracts for supplying us these products or services on terms we find acceptable. Any significant interruption in the supply of any of these products or services could cause a decline in sales of our services unless and until we are able to replace the functionality provided by these products and services. Specifically, Novatel Wireless and Sierra Wireless Inc. are our only suppliers of wireless modems, which are an integral hardware component of our services. It can be difficult to obtain these wireless modems and their parts. Although we have purchased a large supply of these modems, they may become obsolete before we are able to use them. We also depend on third parties to deliver and support reliable products, enhance their current products, develop new products on a timely and cost-effective basis and respond to emerging industry standards and other technological changes. In addition, we rely on the ability of our content providers -- Reuters, the New York Stock Exchange, Inc., the Chicago Board of Trade, the Nasdaq Stock Market, Inc. and the Options Price Reporting Authority -- to continue to provide us with uninterrupted access to the news and financial information we provide to our customers. The failure of third parties to meet these criteria, or their refusal or failure to deliver the information for whatever reason, could materially harm our business.

OUR SALES CYCLE IS LONG, AND OUR STOCK PRICE COULD DECLINE IF SALES ARE DELAYED OR CANCELLED.

     Quarterly fluctuations in our operating performance are exacerbated by the length of time between our first contact with a business customer and the first revenue from sales of services to that customer or end users. Because our services represent a significant investment for our business customers, we spend a substantial amount of time educating them regarding the use and benefits of our services and they, in turn, spend a substantial amount of time performing internal reviews and obtaining capital expenditure approvals before purchasing our services. As much as a year may elapse between the time we approach a business customer and the time we begin to deliver services to a customer or end user. Any delay in sales of our services could cause our quarterly operating results to vary significantly from projected results, which could cause our stock price to decline. In addition, we may spend a significant amount of time and money on a potential customer that ultimately does not purchase our services.

OUR SALES OF FINANCIAL DATA AND TRADING SERVICES COULD DECREASE IF THERE IS A DECLINE IN SECURITIES TRADING.

     In the six months ended June 30, 2000, we earned 59.2% (or 66.3% on a pro forma basis giving effect to the acquisitions of LocusOne, Riverbed, NetSearch and IFX and the related formation of Sila) of our revenue from services that provide financial information and wireless trading capability. If there is a prolonged decline in the overall level of securities trading, or online trading in particular, our operating results may decline. A decline in securities trading may result from:

     - loss of confidence in the reliability or security of online trading systems;

     - government regulation of the securities industry or online trading; or

     - a downturn or volatility in the stock market.

OUR SOFTWARE MAY CONTAIN DEFECTS OR ERRORS, AND OUR SALES COULD GO DOWN IF THIS INJURES OUR REPUTATION OR DELAYS SHIPMENTS OF OUR SOFTWARE.

     The AIM package of wireless messaging and software development tools we develop, the ScoutWare family of software products we develop, Sila's proprietary software and LocusOne's e-mobile software are complex and must meet the stringent technical requirements of our customers. We must develop our services quickly to keep pace with the rapidly changing software and telecommunications markets. Software as complex as ours is likely to contain undetected errors or defects, especially when first introduced or when new versions are released. Our software may not be free from errors or defects after delivery to customers has begun, which could result in the rejection of our software or services, damage to our reputation, lost revenue, diverted development resources and increased service and warranty costs.

THE STOCKHOLDER AGREEMENT AMONG OUR MAJOR STOCKHOLDERS WILL HAVE THE EFFECT OF ALLOWING THEM TO NOMINATE EIGHT OF OUR TWELVE DIRECTORS, WHICH WILL LIMIT THE ABILITY OF NEW INVESTORS TO INFLUENCE CONTROL OF AETHER.


     NexGen Technologies, L.L.C., Telcom-ATI Investors, L.L.C., Reuters MarketClip Holdings Sarl, a subsidiary of Reuters Group Plc., and 3Com Corporation -- who together will hold 34.3% of the shares of common stock outstanding following completion of the underwritten offering of shares pursuant to a registration statement initially filed August 25, 2000 -- entered into a stockholder agreement that governs voting for our directors. The agreement provides that each party will vote all of its shares for two directors nominated by NexGen, two directors nominated by Telcom-ATI Investors, two directors nominated jointly by NexGen and Telcom-ATI Investors and one director nominated by each of Reuters and 3Com. As a result, eight directors of our board are nominated by these major stockholders. As we currently have authorized only 12 directors, the voting rights of our stockholders other than these major stockholders effectively will be meaningfully exercised only in connection with the election of four of our directors. In addition to its effect on the voting rights of our new investors, the stockholder agreement could have the effect of delaying or preventing a change in control.


WE MAY NEED ADDITIONAL CAPITAL AND WE MAY NOT BE ABLE TO OBTAIN IT, WHICH COULD PREVENT US FROM CARRYING OUT OUR BUSINESS STRATEGY.

     We currently anticipate that our available cash resources will be sufficient to fund our operating needs for at least the next 12 months, including the expansion of our sales and marketing program and any acquisitions we may pursue in that period. Thereafter, we expect to require additional financing in an amount that we cannot determine at this time. We do not have any bank credit facility or other working capital credit line under which we may borrow funds for working capital or other general corporate purposes. If our plans or assumptions change or are inaccurate, we may be required to seek capital sooner than anticipated. We may need to raise funds through public or private debt or equity financings.

     If funds are raised through the issuance of equity securities, the percentage ownership of our then-current stockholders may be reduced and the holders of new equity securities may have rights, preferences or privileges senior to those of the holders of our common stock. If additional funds are raised through a bank credit facility or the issuance of debt securities, the holder of this indebtedness would have rights senior to the rights of the holders of our common stock and the terms of this indebtedness could impose restrictions on our operations. If we need to raise additional funds, we may not be able to do so on terms favorable to us, or at all. If we cannot raise adequate funds on acceptable terms, we may not be able to continue to fund our operations.

NEW LAWS AND REGULATIONS THAT IMPACT OUR INDUSTRY COULD INCREASE OUR COSTS OR REDUCE OUR OPPORTUNITIES TO EARN REVENUE.

     We are not currently subject to direct regulation by the Federal Communications Commission or any other governmental agency, other than regulations applicable to businesses in general. However, in the future, we may become subject to regulation by the FCC or another regulatory agency. In addition, the wireless carriers who supply us airtime and certain of our hardware suppliers are subject to regulation by the FCC and regulations that affect them could increase our costs or reduce our ability to continue selling and supporting our services.

OUR STOCK PRICE, LIKE THAT OF MANY TECHNOLOGY COMPANIES, HAS BEEN, AND MAY CONTINUE TO BE, VOLATILE.

     The market price of our common stock has been highly volatile and is likely to continue to be highly volatile. The trading price of our common stock has increased significantly from our initial offering price of $16.00 per share on October 20, 1999. We are involved in a highly visible, rapidly changing industry and stock prices in our and similar industries have risen and fallen in response to a variety of factors, including:

     - announcements of new wireless data communications technologies and new providers of wireless data communications;

     - acquisitions of or strategic alliances among providers of wireless data communications;

     - changes in recommendations by securities analysts regarding the results or prospects of providers of wireless data communications; and

     - changes in investor perceptions of the acceptance or profitability of wireless data communications.

WE MAY HAVE TO TAKE ACTIONS THAT ARE DISRUPTIVE TO OUR BUSINESS STRATEGY TO AVOID REGISTRATION UNDER THE INVESTMENT COMPANY ACT OF 1940.


     We invest our temporary cash balances in securities and as part of our business strategy we own minority and majority equity interests in a number of ventures. While we believe we are not currently an investment company, our ownership of these securities could potentially subject us to registration under the Investment Company Act of 1940, which, absent an applicable exclusion or exemption, requires registration for companies that are engaged primarily in the business of investing, reinvesting, owning, holding or trading in securities. If we were required to register as an investment company, we would not be able to continue operating our business in accordance with our business plan. Accordingly, we intend to take all necessary steps to avoid being deemed an investment company. These necessary steps might disrupt our business strategy of forming joint ventures with strategic partners and making equity investments in companies with whom we have a strategic relationship to develop new technology or extend the reach of existing products and services. A company may be deemed to be an investment company if it owns investment securities with a value exceeding 40% of its total assets excluding cash items and government securities as defined in the Investment Company Act, subject to certain exclusions and exemptions. Any acquisition or disposition of assets, or fluctuations in the value of our assets may require us to take steps to avoid registration under the Investment Company Act. These steps could include buying, refraining from buying, selling or refraining from selling securities in circumstances where we would not take these actions except to avoid registration under the Investment Company Act. For example, we may have to retain majority or controlling interests in our joint ventures after their initial public offerings, which would require us to expend significant amounts of capital that we might otherwise use to expand our products and services in other market segments. Moreover, we may incur tax liabilities if we are required to sell assets. We may also be unable to purchase additional investment securities that may be important to our business strategy. We intend to apply to the SEC for an exemptive order declaring that we are not an investment company and are not required to register under the Investment Company Act. We may not ultimately be successful in receiving such an order.


WE CONDUCT OPERATIONS IN A NUMBER OF COUNTRIES THROUGH SILA AND ARE SUBJECT TO RISKS OF INTERNATIONAL OPERATIONS.

     We currently operate outside the United States through Sila, which has operations throughout Europe and in Singapore. We expect that Sila's management will independently perform the day-to-day operations of our joint venture and will not be within our day-to-day control. Any failure by Sila to successfully implement or maintain services could result in negative publicity and have an unfavorable impact on our ability to expand our products and services to Europe and Asia. We face various risks in expanding outside the United States, including:

     - difficulty and cost of monitoring our international operations;

     - cultural differences in the conduct of business;

     - unexpected changes in regulatory requirements, including U.S. export restrictions on encryption technologies; and

     - recessionary or inflationary environments in foreign economies, particularly in Asian countries and in the financial services sector.

     We cannot assure you that our international operations will contribute positively to our business, financial condition or result of operations. Our failure to manage international growth could result in higher operating costs than anticipated or could delay or preclude altogether our ability to generate revenues in international markets. In addition, our expanding operations outside the United States are, in some instances, conducted in currencies other than the U.S. dollar and fluctuations in the value of foreign currencies relative to the U.S. dollar could cause currency exchange losses. We cannot predict the effect of exchange rate fluctuations on our future operating results.


WE HAVE ANTI-TAKEOVER DEFENSES THAT COULD DELAY OR PREVENT AN ACQUISITION OF AETHER AND COULD ADVERSELY AFFECT THE PRICE OF OUR COMMON STOCK.



     Provisions of our certificate of incorporation and bylaws and provisions of Delaware law could delay, defer or prevent an acquisition or change of control of Aether or otherwise adversely affect the price of our common stock. For example, our bylaws limit the ability of stockholders to call a special meeting. Moreover, our certificate of incorporation permits our board to issue shares of preferred stock without stockholder approval, which means that the board could issue shares with special voting rights or other provisions that could deter a takeover. In addition to delaying or preventing an acquisition, the issuance of a substantial number of preferred shares could adversely affect the price of our common stock. Please refer to "Description of Capital Stock" beginning on page 78 for a more detailed discussion of these provisions.


UPON COMPLETION OF THIS OFFERING, YOU WILL EXPERIENCE DILUTION.

     Our tangible assets are readily identified assets like property, equipment, cash, securities and accounts receivable. As of June 30, 2000, the value of these assets on our balance sheet minus the value of our liabilities was $25.69 per share. If the offering price of the shares sold pursuant to this prospectus exceeds this amount you will be paying more for a share of stock than the value reflected in our accounts of tangible assets for that share. If we were forced to sell all our assets and distribute all the proceeds, you would not recover the amount you paid for shares unless we can sell the assets for more than the value we report for our tangible assets. We also have outstanding a large number of stock options and warrants to purchase common stock with exercise prices significantly below the price of shares in this offering. You will experience further dilution to the extent these options or warrants are exercised.

SHARES ELIGIBLE FOR FUTURE SALE BY OUR CURRENT STOCKHOLDERS MAY DEPRESS OUR SHARE PRICE.


     As of September 24, 2000, assuming the exercise of options and warrants by selling stockholders in connection with the underwritten offering of shares pursuant to a registration statement filed August 25, 2000, we had outstanding 39,079,487 shares of common stock. Sales of a substantial number of our shares of common stock in the public market -- or the expectation of such sales -- could cause the market price of our common stock to drop. All the shares sold pursuant to this prospectus and pursuant to the underwritten offering will be, and the shares sold in our initial public offering and our offering in March 2000 are, freely tradable. We have agreed to register the resale of 18,528,191 shares upon demand beginning on October 26, 2000 and 462,412 shares beginning on April 30, 2001. However, pursuant to "lock-up" agreements, holders of 17,267,343 of these 18,990,603 shares have agreed not to offer, sell, contract to sell, grant any option to purchase or otherwise dispose of these shares or other shares they have the right to acquire until 150 days after the closing of the underwritten offering. After that time, 13,521,129 shares (including some of the shares subject to registration rights plus shares held by officers and directors that are also subject to a lock-up agreement) will be eligible for sale, subject to a limitation on the number of shares that can be sold in any three-month period. An additional 5,182,061 shares of the subject to registration rights will become eligible for sale without registration at various times after March 6, 2001 and an additional 462,412 shares will become eligible for sale without registration on September 14, 2001, in each case subject to a limitation on the number of shares that can be sold in any three-month period.



     We filed a registration statement to register all shares of common stock that were issued to our employees under our equity incentive plan and intend to file future registration statements. Shares issued upon exercise of stock options will be eligible for resale in the public market without restriction. As of September 15, 2000, options and warrants to purchase 5,388,847 shares of our common stock were issued and outstanding and covered by the registration statement. In addition, warrants to purchase 893,665 additional shares were issued and outstanding on that date.


DEBT SERVICE OBLIGATIONS MAY ADVERSELY AFFECT OUR CASH FLOW.

     As a result of the $310.5 million of 6% convertible subordinated notes due 2005 currently outstanding, we have a substantial amount of indebtedness, primarily consisting of the notes. As a result of this indebtedness, we are obligated to make principal and interest payments. There is a possibility that we may be unable to generate cash sufficient to pay the principal of, interest on and other amounts due in respect of our indebtedness when due. We may also obtain additional long-term debt and working capital lines of credit to meet future financing needs. We cannot assure you that additional financing arrangements will be available on commercially reasonable terms or at all.

                           FORWARD-LOOKING STATEMENTS

     This prospectus includes forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. These include, among other things, projections about the industry contained on pages 39 to 40. We have based these forward-looking statements on our current expectations and projections about future events. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "pending," "potential," "continue," "expects," "anticipates," "intends," "plans," "believes," "predicts," "estimates" and similar expressions, although not all forward-looking statements are identified by these words. These forward-looking statements are subject to a number of risks, uncertainties and assumptions about Aether and our industry, including those we describe in the "Risk Factors" section of this prospectus. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

     We use market data and industry forecasts and projections throughout this prospectus, which we have obtained from internal surveys, market research, publicly available information and industry publications. Industry publications generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. The forecasts and projections are based on industry surveys and the preparers' experience in the industry and there is no assurance that any of the projected amounts will be achieved. Similarly, we believe that the surveys and market research we or others have performed are reliable, but we have not independently verified the information derived from surveys and market research performed by others. Neither we nor any of the underwriters represent that any such information is accurate.

                                USE OF PROCEEDS


     This prospectus relates to shares of our common stock being offered and sold for the accounts of the selling stockholders named in this prospectus. We will not receive any proceeds from the 537,642 shares sold pursuant to this prospectus.


                          PRICE RANGE OF COMMON STOCK

     Our common stock has been quoted on the Nasdaq National Market under the symbol "AETH" since our initial public offering on October 20, 1999. Prior to that time, there was no public market for the common stock. The following table sets forth, for the periods indicated, the high and low prices per share of the common stock as reported on the Nasdaq National Market.


                                                                HIGH        LOW
                                                              --------    --------
1999
  Fourth Quarter (since October 20, 1999)...................    $ 89 3/8    $ 41 1/8
2000
  First Quarter.............................................    $345        $ 73
  Second Quarter............................................    $216        $ 62
  Third Quarter (through September 26, 2000)................    $203 3/4    $105



     On September 26, 2000 the reported last sale price of the common stock on the Nasdaq National Market was $106.6875 per share. As of September 15, 2000 there were approximately 89 holders of record of our common stock.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our capital stock nor, when we were organized as a limited liability company, did we make any distributions to our members. We currently intend to retain earnings, if any, to support the development of our business and do not anticipate paying cash dividends in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors after taking into account factors such as our financial condition, operating results and current and anticipated cash needs.

                                 CAPITALIZATION

     The table below sets forth our actual capitalization as of June 30, 2000:

     Actual common stock data are as of June 30, 2000 and exclude:

          - 1,272,802 shares of common stock issuable upon conversion of the 6% convertible notes due 2005;

          - 3,736,290 shares issuable upon exercise of options to purchase shares of common stock issued under our equity incentive plan at a weighted average exercise price of $46.56 per share;

          - 1,099,833 shares issuable upon exercise of warrants exercisable at a weighted average exercise price of $1.98 per share; and

          - 893,665 shares of common stock issuable upon exercise of warrants with an exercise price of $.01 per share.

     This table should be read in conjunction with our consolidated financial statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 25.

                                                                   AS OF
                                                               JUNE 30, 2000
                                                               -------------
                                                              (IN THOUSANDS)
Notes payable, current......................................    $   13,911
Notes payable, long term....................................            --
Convertible subordinated notes..............................       310,500
                                                                ----------
         Total debt.........................................       324,411
                                                                ----------
Stockholders' equity:
  Preferred stock, $0.01 par value; 1,000,000 shares
    authorized; 0 shares issued and outstanding.............            --
  Common stock, $0.01 par value; 1,000,000,000 shares
    authorized; 38,141,522 shares issued and outstanding....           381
  Additional paid-in-capital................................     2,352,944
  Accumulated deficit.......................................      (145,799)
  Unrealized gain on investments available for sale.........        58,946
                                                                ----------
         Total stockholders' equity.........................     2,266,472
                                                                ----------
         Total capitalization...............................    $2,590,883
                                                                ==========

                                    DILUTION


     If you invest in our shares of common stock, your interest will be diluted by the amount of the difference between the offering price per share and the net tangible book value per share of common stock. Our net tangible book value as of June 30, 2000 was $979.8 million, or $25.69 per share of common stock. Net tangible book value per share is equal to our total tangible assets less total liabilities, divided by the number of outstanding shares of common stock. The amount of dilution will depend on the offering price of the shares sold pursuant to this prospectus. If the offering price were equal to the closing market price of $106.6875 on September 26, 2000, the dilution would be $80.9975 per share of common stock. The following table illustrates this per share dilution to new investors:



Assumed offering price per share............................              $106.6875

Net tangible book value per share as of June 30, 2000.......              $ 25.69
                                                                          ---------
Dilution per share to new investors in this offering........              $ 80.9975
                                                                          =========



     As of June 30, 2000, we had outstanding options to purchase 3,736,290 shares under our equity incentive plan at a weighted average exercise price of $46.56 per share and warrants to purchase 1,099,833 shares at a weighted average exercise price of $1.98 per share. In addition, we had outstanding warrants to purchase 893,665 shares with an exercise price of $.01 per share.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                    (in thousands, except per share amounts)

     The table that follows presents portions of our consolidated financial statements and is not complete. You should read the following selected consolidated financial data together with our consolidated financial statements and related notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The consolidated statement of operations data for the years ended December 31, 1997, 1998 and 1999, and the consolidated balance sheet data as of December 31, 1998 and 1999, are derived from our consolidated financial statements, which have been audited by KPMG LLP, independent auditors, and which are included in this prospectus beginning on page F-1. The consolidated statement of operations data for the year ended December 31, 1996 and the consolidated balance sheet data as of December 31, 1996 and 1997 are derived from audited financial statements that do not appear in this prospectus. The financial information as of June 30, 2000 and for the six-months ended June 30, 1999 and 2000 was derived from our unaudited consolidated financial statements, which are also included in this prospectus and include, in the opinion of our management, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for the fair presentation of our financial position and results of operations for those periods. The historical results presented below are not necessarily indicative of the results to be expected for any future fiscal year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 25.

     The pro forma consolidated financial information gives effect to the acquisitions of Mobeo, LocusOne, Riverbed, NetSearch and IFX and the related formation of Sila and the investments in VeriStar, ePhones, ParkStone and MindSurf. The pro forma net loss per share information for the historical periods presented gives effect to our conversion from a limited liability company to a corporation immediately prior to our initial public offering.

     We have provided the pro forma consolidated financial information for informational purposes only and you should not assume that our results would actually have been as shown if we had acquired Mobeo, LocusOne, Riverbed, NetSearch and IFX or formed Sila on the assumed dates or made the investments on the assumed dates, or that the information projects what our results will be as a result of the acquisitions, the formation of Sila or the investments. In particular, because our business plan contemplates that we will convert some license fees and other non-recurring revenue of acquired companies into monthly recurring subscriber revenue, historical revenue from these acquired companies may not be indicative of our future revenue. The pro forma consolidated statement of operations information assumes that the transactions occurred on January 1, 1999, and the pro forma consolidated balance sheet information assumes that the transactions occurred on June 30, 2000. See our, Mobeo's, LocusOne's and Riverbed's financial statements and notes to those statements included in this prospectus beginning on page F-1.

                                                      YEAR ENDED DECEMBER 31,                      SIX MONTHS ENDED JUNE 30,
                                        ----------------------------------------------------   ----------------------------------
                                                     HISTORICAL                   1999 PRO         HISTORICAL          2000 PRO
                                        -------------------------------------      FORMA       -------------------      FORMA
                                         1996     1997      1998       1999     CONSOLIDATED    1999       2000      CONSOLIDATED
                                        ------   -------   -------   --------   ------------   -------   ---------   ------------
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
Revenue:
  Subscriber revenue..................  $   --   $   161   $   549   $  3,732    $  26,720     $   599   $   9,674    $  14,770
  Engineering services revenue........   1,355     1,625       963      2,594        2,594         188       3,040        3,040
  Software and related services
    revenue...........................      --        --        --         --        2,443          --       3,442        3,696
                                        ------   -------   -------   --------    ---------     -------   ---------    ---------
      Total revenue...................   1,355     1,786     1,512      6,326       31,757         787      16,156       21,506
  Cost of subscriber revenue..........      --       447       797      2,110       12,299         531       5,469        7,846
  Cost of engineering services
    revenue...........................   1,007       846       304      1,366        1,366         120       1,640        1,640
  Cost of software and related
    services revenue..................      --        --        --         --        1,540          --       1,542        1,818
                                        ------   -------   -------   --------    ---------     -------   ---------    ---------
      Total cost of revenue...........   1,007     1,293     1,101      3,476       15,205         651       8,651       11,304
                                        ------   -------   -------   --------    ---------     -------   ---------    ---------
      Gross profit....................     348       493       411      2,850       16,552         136       7,505       10,202
Operating expenses:
  Research and development............     161       734     1,267      2,614        6,325       1,002       7,921        8,802
  General and administrative..........     395     1,505     2,773      5,891       11,710       1,583      15,269       17,640
  Selling and marketing...............      --       333       840      2,095       10,137         555      21,809       24,029
  Depreciation and amortization.......      45       189       265      1,089      268,339         194      84,451      135,627
  Option and warrant expense..........      --        40        33     19,198       31,601       1,263       6,050        7,207
                                        ------   -------   -------   --------    ---------     -------   ---------    ---------
    Total operating expenses..........     601     2,801     5,178     30,887      328,112       4,597     135,500      193,305
                                        ------   -------   -------   --------    ---------     -------   ---------    ---------
Operating loss........................    (253)   (2,308)   (4,767)   (28,037)    (311,560)     (4,461)   (127,995)    (183,103)
Interest income, net..................       8         7        70        (60)         126         141      16,976       17,026
Equity in losses of investments.......    (172)     (144)       --     (2,425)      (2,425)         --     (13,828)     (13,828)
Realized gain (loss) on sale of
  investments.........................      --      (302)        4       (169)        (169)         --          --           --
Minority interest.....................      --        --        --         --       10,378          --       1,662        5,290
Income tax benefit....................      --        --        --         --          908          --          --          575
                                        ------   -------   -------   --------    ---------     -------   ---------    ---------
Net loss..............................  $ (417)  $(2,747)  $(4,693)  $(30,691)   $(302,742)    $(4,320)  $(123,185)   $(174,040)
                                        ======   =======   =======   ========    =========     =======   =========    =========
Net loss per share-basic and
  diluted.............................                                                                   $   (3.65)
                                                                                                         =========
Weighted average shares used in
  computing net loss per share-basic
  and diluted.........................                                                                      33,765
                                                                                                         =========
Pro forma net loss per share-basic and
  diluted.............................  $(0.04)  $ (0.22)  $ (0.29)  $  (1.45)   $  (11.76)    $ (0.22)               $   (4.92)
                                        ======   =======   =======   ========    =========     =======                =========
Pro forma weighted average shares used
  in computing net loss per
  share-basic and diluted.............  10,555    12,656    15,916     21,207       25,745      19,878                   35,369
                                        ======   =======   =======   ========    =========     =======                =========

                                                                                                      AS OF JUNE 30, 2000
                                                                      AS OF DECEMBER 31,           -------------------------
                                                              ----------------------------------                 PRO FORMA
                                                               1996    1997     1998      1999       ACTUAL     CONSOLIDATED
                                                              ------   -----   ------   --------   ----------   ------------
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents.................................  $   51   $ 132   $1,755   $ 78,542   $1,193,450    $1,134,850
  Working capital (deficit).................................     181    (323)   7,519     83,128    1,212,670     1,154,070
  Total assets..............................................   1,269     822    8,765    102,534    2,703,242     2,703,242
  Total debt................................................      --     150       --         --      324,411       324,411
  Members' capital..........................................   1,101      74    8,030         --           --            --
  Stockholders' equity......................................      --      --       --     98,342    2,266,472     2,266,472

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following description of our financial condition and results of operations in conjunction with the financial statements and the notes thereto and the unaudited pro forma condensed consolidated financial information included in this prospectus beginning on page F-1.

OVERVIEW

     Aether Systems, Inc. was originally formed as Aeros, L.L.C. in January 1996. We changed our name to Aether Technologies International, L.L.C. effective August 1996 and to Aether Systems L.L.C. effective September 1999. Immediately prior to the completion of our initial public offering of common stock on October 26, 1999, the limited liability company was converted into a Delaware corporation called Aether Systems, Inc.

     Development of our business. From our inception until March 1997, we primarily provided wireless engineering services, including the development of wireless software applications for customers. In March 1997, we began offering services that provide the users of wireless handheld devices access to real-time financial information. During 1997, we made a strategic decision to focus a significant portion of our engineering resources on the development of these and other wireless data services and systems, including our AIM (Aether Intelligent Messaging) package of wireless messaging software and software development tools. This has resulted in a decrease in engineering services revenue as a percentage of total revenue and an increase in subscriber revenue as a percentage of total revenue since that time. We expect this trend to continue in the foreseeable future. We have also begun to derive revenue from the licensing of our software platforms.


     Acquisitions. On March 6, 2000, we acquired Riverbed Technologies, which develops software that extends the accessibility of applications and information from corporate networks and databases to handheld devices, for 4,537,281 shares of our common stock. In the course of developing our business we also acquired Mobeo, LocusOne, NetSearch and IFX since August 1999 for purchase prices and related expenses aggregating approximately $165.0 million. One of the acquisitions, NetSearch, has an additional $65.0 million earn-out payable over the 13 months subsequent to the purchase date for reaching specified revenue targets. On September 14, 2000, we acquired all of the capital stock of Cerulean for a purchase price of $150.0 million, consisting of $75.0 million in cash and 462,412 shares of our common stock. On September 18, 2000, we acquired Sunpro for a purchase price of $10.8 million in cash. In addition, on September 19, 2000 we entered into a binding letter of intent to acquire Motient's retail transportation business unit for $45 million in cash plus an additional sum of up to $22.5 million depending on whether certain revenue and other incentive targets are met in 2001.



     Investments. In August 1999, we formed a new company with 3Com called OpenSky, which was renamed OmniSky in October 1999. We formed OmniSky with 3Com to pursue opportunities in the emerging consumer and business mass markets for wireless e-mail, Internet access and other electronic transactions applications. As of September 26, 2000, we owned approximately 25.7% of OmniSky after completion of OmniSky's initial public offering (assuming the underwriters do not exercise their overallotment option). In the course of developing our business we also made investments, or have agreed to make investments, in Inciscent, Data Critical, Novatel Wireless, VeriStar (formerly SmartTouch), MindSurf, ParkStone, ePhones, Juniper Financial Corp. and AlterEgo Networks, Inc. in the aggregate amount of approximately $113.8 million. We account for the results of Inciscent, MindSurf and OmniSky by using the equity method and the other investments by using the cost method of accounting.



     Formation of Sila. On May 4, 2000, we formed Sila with Reuters and we contributed our IFX subsidiary plus $13.5 million in cash to acquire a 60.0% interest. Reuters contributed cash of approximately $21.6 million and Futures Pager Limited, a European paging company, for the remaining 40.0% interest. The results of Sila are consolidated in our financial statements.

     Our subscriber and revenue information. We began to report our financial results by segment as of the first quarter of 2000. Our current segments are financial services, software products, logistics and European operations, and each of these segments has distinct management teams. We derive recurring revenue from subscribers in the financial services, logistics and European segments and we derive revenue from license fees in the software segment. We also derive recurring revenue from products and services that we have not yet allocated to a specific segment because they are not significant enough to constitute a separate reportable segment. We refer to these revenues under the heading "corporate and other."

     Our cost to acquire subscribers cannot readily be determined because the cost depends on the allocation of a variety of costs, including intangible expenses relating to acquisitions and general sales and marketing efforts. When our business comprised fewer segments, these costs could be allocated more clearly. At that time, the overall cost to acquire subscribers exceeded the revenue expected during the one-year terms of the associated contracts. This trend may continue depending on how costs are allocated to subscriber contracts. In any event, we expect that revenue from new customers will begin to exceed subscriber acquisition costs only when the number of subscribers increases to cover our fixed costs. This will depend on the rate at which subscriber levels increase, and we cannot determine when this will occur or assure that it will ever occur.

     We also derive revenue from wireless engineering services provided on an hourly basis or on a fixed fee per project basis. For the six months ended June 30, 2000, we performed engineering work under contracts with OmniSky, Inciscent, Merrill Lynch and Response Services LLC.

     We also derive revenue from the licensing of software products, including the AIM platform, the ScoutWare software suite and the e-Mobile software suite. For the six months ended June 30, 2000, approximately 70.0% of the revenue from the ScoutWare software suite was derived from sales to Spyglass, Inc., Security Source, Inc., Extensity Inc., Oracle Corporation, NowSpeed, Inc. and Medtronic, Inc.


     Operating losses. Since our inception, we have invested significant capital to build our customer service and network operations centers. Additionally, we have incurred significant operating costs to develop our AIM software platform and other software applications and to grow our business. As a result, we have incurred operating losses since our inception. Part of our strategy is to continue to invest in business development, research and development and marketing and advertising. In addition, our acquisitions of Mobeo, LocusOne, Riverbed, NetSearch, Cerulean, Sunpro and IFX and the related formation of Sila resulted and will continue to result in option and warrant expense and significant amortization of intangible assets. Due to our acquisition strategy, we expect to record additional option and warrant expense and significant amortization of intangible assets in the future. Accordingly, we expect to continue to incur operating losses for the foreseeable future.


RESULTS OF OPERATIONS

     We derive subscriber revenue in our financial services, logistics and European operations segments (and from services that are not part of a separate reportable segment) from the sale of wireless data services. We derive revenue in our software products segment from the sale of software licenses and related services. We also derive revenue from the provision of wireless engineering services across our segments. Revenue from wireless data services may consist of:

     - a one-time non-refundable activation fee, which we recognize upon service activation;

     - monthly per-subscriber service fees, which we recognize as services are provided;

     - monthly per-subscriber exchange fees for access to financial information from the securities exchanges and markets, which we recognize as services are provided; and

     - monthly fees for providing access to our network operations centers.

     We also generate revenue by providing our subscribers the option to purchase wireless handheld devices from us at or near cost, which we bill either up front or over the initial term of the contract. Contracts with our wireless data subscribers are generally for a one-year period and include a termination penalty if cancelled by the subscriber before the one-year period expires. These contracts are generally renewable at the option of the subscriber for additional one-year periods or otherwise continue on a monthly basis until cancelled by the subscriber.

     The products we offer fall into three distinct categories: enterprise ASP/ISP services; premium information and commerce services; and network hosting services. The nature of revenue and costs for these product categories is similar, regardless of the market segment in which we offer them. Accordingly, we believe it is valuable to analyze our revenue and costs on the basis of these product categories.

     Enterprise ASP/ISP services wirelessly connect critical business functions of an enterprise to end users within the business enterprise or to third parties such as customers. Through our enterprise ASP/ISP services, we provide a full wireless solution to the end user including product development, fulfillment, network hosting, customer service and carrier connections between the enterprise and wireless carriers. For this type of product, we typically receive upfront revenue such as hardware and activation fees and a monthly recurring fee for the full range of services between $40 and $70 per month per subscriber.

     Premium information and commerce services provide the end user with information critical to their business, such as market information or sales inquiries. Premium information products are packaged with fulfillment, customer service and carrier connections between the enterprise and wireless carriers. For this type of product, we typically receive upfront revenues such as activation fees and a monthly recurring fee for the full range of services between $70 and $200 per month per subscriber. The cost of hardware is typically recovered in the monthly fee over the initial contract period.

     Network hosting services connect businesses and wireless carriers. Hosting services may be charged per subscriber or on a usage basis. Average revenue per subscriber typically ranges between $5 and $25 per month.

     Revenue from wireless engineering services consists of amounts billed to our customers for engineering time on an hourly basis or fixed fees on a per project basis. This revenue is recognized as the work is performed. Revenue from software and related services consists of amounts billed to our customers for software licensing, including licensing fees, work performed for customization, training fees, maintenance fees and support fees.

     Cost of subscriber revenue consists primarily of airtime costs, financial data costs, wireless handheld device costs and securities exchange and market fees. Our airtime costs are determined by agreements we have with several wireless carriers. Typically, we have one-year contracts to buy data network capacity either for an agreed amount of kilobytes at a flat fee or on a cents-per-kilobyte basis. Cost of engineering services revenue consists of cash compensation and related costs for engineers and other project-related costs. Cost of software and related services revenue consists of costs of software licensing, including royalty payments and personnel costs.

     Research and development expenses consist primarily of cash compensation and related costs for engineers engaged in research and development activities and, to a lesser extent, costs of materials relating to these activities. We expense research and development costs as we incur them. General and administrative expenses consist primarily of cash compensation and related costs for general corporate and business development personnel, along with rent and other costs. Selling and marketing expenses consist primarily of advertising and promotions, sales and marketing personnel, travel and entertainment and other costs.


     Depreciation and amortization expenses consist primarily of the amortization of intangible assets acquired in the Mobeo, LocusOne, Riverbed, NetSearch and IFX acquisitions and the related formation of Sila. Depreciation and amortization expenses also include depreciation expenses arising from equipment purchased for our network operations centers and other property and equipment purchases. With future acquisitions and increased capital expenditures for our network operation centers, we anticipate substantial additional depreciation and amortization expenses.

     Option and warrant expense consists of expenses recorded to account for the difference, on the date of grant, between the fair market value and the exercise price of stock options issued to employees and the fair value of equity-based awards to non-employees. With the acquisitions of Mobeo, LocusOne, Riverbed, NetSearch, Cerulean, Sunpro and IFX, we expect to have substantial additional option and warrant expense.


     Other income (expense) consists primarily of interest income, interest expense and realized losses on our investments.

     Equity in losses of investments consists of our proportionate share of the net losses of OmniSky and Inciscent recorded under the equity method of accounting.

     Minority interest consists wholly of Reuters' ownership interest in Sila.

SIX MONTHS ENDED JUNE 30, 2000 AND 1999

     Subscriber revenue. The following table sets forth the number of subscribers for each of our product types as of June 30, 1999 and 2000.

                                                               AS OF JUNE 30,
                                                              -----------------
                                                                1999      2000
                                                              --------   ------
Enterprise ASP/ISP services.................................     --       1,336
Premium information and commerce services...................    982      17,002
Network hosting services....................................     --       1,135
                                                                ---      ------
          Total subscribers.................................    982      19,473

     The growth in subscribers over this period was primarily the result of subscribers added through our acquisitions of Mobeo, LocusOne, NetSearch and IFX and the related formation of Sila. The remaining increase was due to subscriber additions subsequent to the integration of these companies, the attraction of new subscribers to our services and the introduction of new services. Growth in enterprise ASP/ISP services between June 30, 1999 and June 30, 2000 is attributable to recent releases of several online trading products. Growth in premium information and commerce services between June 30, 1999 and June 30, 2000 is attributable to recent acquisitions and subscriber additions subsequent to the integrations of these companies, together with growth in internally developed products. Growth in network hosting services since the introduction of these services is attributable to growth through recent acquisitions and the corresponding subsequent subscriber additions.

     Subscriber revenue in total increased to $9.7 million for the six months ended June 30, 2000 from $599,000 for the six months ended June 30, 1999. The increase was primarily due to an increase in subscribers to our premium information and commerce services. The increase in subscribers for this product type was primarily from our acquisitions. Total subscriber revenue generated from acquisitions was $8.3 million for the six months ended June 30, 2000. Most of the remaining increase in subscriber revenue was due to an increase in the number of subscribers to our enterprise ASP/ISP services resulting from our introduction of several new online trading products.

     An analysis of subscriber revenue by reportable segments and corporate and other is as follows:

          - Subscriber revenue from our financial services segment was $6.0 million for the six months ended June 30, 2000 and $599,000 for the six months ended June 30, 1999. This increase was primarily due to the acquisition of Mobeo and the introduction of online trading products.

          - There was no subscriber revenue from our software products segment for the six months ended June 30, 2000 and 1999.

          - Subscriber revenue from our logistics segment was $70,000 for the six months ended June 30, 2000 and there was no subscriber revenue from logistics for the six months ended June 30,

            1999. This increase was due to the acquisition of LocusOne in February 2000 and subsequent additions to its subscriber base.

          - Subscriber revenue from our European operations segment was $3.3 million for the six months ended June 30, 2000 and there was no subscriber revenue from European operations for the six months ended June 30, 1999. This increase was due to the acquisition of IFX in April 2000 and the related formation of Sila.

          - Subscriber revenue from corporate and other was $312,000 for the six months ended June 30, 2000. There was no subscriber revenue from corporate and other for the six months ended June 30, 1999. This increase was primarily due to the acquisition of NetSearch in April 2000 and subsequent additions to its subscriber base.

     On a pro forma basis, giving effect to the acquisitions of LocusOne, Riverbed, NetSearch and IFX and the related formation of Sila, subscriber revenue for the six months ended June 30, 2000 was $14.8 million. These acquisitions added $8.7 million to subscriber revenue, which constituted 59% of this pro forma revenue, with Sila alone accounting for $7.9 million, or 54%, of this pro forma revenue.

     Cost of subscriber revenue. Cost of subscriber revenue increased to $5.5 million for the six months ended June 30, 2000 from $531,000 for the six months ended June 30, 1999. The increase was primarily due to an increase in subscribers to our premium information and commerce services. The increase in subscribers for this product type was primarily from our acquisitions of NetSearch and IFX and the related formation of Sila. Cost of subscriber revenue related to acquisitions totaled $4.5 million for the six months ended June 30, 2000. Most of the remaining increase in cost of subscriber revenue was due to an increase in the number of subscribers to our enterprise ASP/ISP services given our introduction of several new online trading products. We expect the cost of subscriber revenue to increase proportionately with any increase in subscriber revenue. The cost of subscriber revenue as a percentage of subscriber revenue decreased for the six months ended June 30, 2000 as compared to the same period of the prior year in part because we met minimum airtime usage requirements and negotiated lower rates with various wireless networks. These gross margin improvements were partially offset because we entered into a new airtime supply agreement with a paging company in the first quarter of 2000 related to our F/X ALERT products whereby we provided a new pager to each of our subscribers at no cost as the previous pagers were not compatible with the new supplier's network. As a result, we recorded approximately $454,000 of expense in the first six months of 2000 relating to supplying these pagers.

     An analysis of cost of subscriber revenue by reportable segments and corporate and other is as follows:

          - Cost of subscriber revenue from our financial services segment was $3.6 million for the six months ended June 30, 2000 and $531,000 for the six months ended June 30, 1999. This increase was primarily due to our acquisition of Mobeo and the rollout of several new online trading products.

          - There was no cost of subscriber revenue from our software products segment for the six months ended June 30, 2000 and 1999.

          - Cost of subscriber revenue from our logistics segment was $40,000 for the six months ended June 30, 2000 and there was no cost of subscriber revenue from logistics for the six months ended June 30, 1999. This increase was due to the acquisition of LocusOne and the subsequent addition of new subscribers.

          - Cost of subscriber revenue from our European operations segment was $1.7 million for the six months ended June 30, 2000 and there was no cost of subscriber revenue from European operations for the six months ended June 30, 1999. This increase was due to the acquisition of IFX and the related formation of Sila.

          - Cost of subscriber revenue from corporate and other was $127,000 for the six months ended June 30, 2000 and there was no cost of subscriber revenue from corporate and other for the six months ended June 30, 1999. This increase was primarily due to the acquisition of NetSearch and the subsequent addition of new subscribers.

     On a pro forma basis, giving effect to the acquisitions of LocusOne, Riverbed, NetSearch and IFX and the related formation of Sila, cost of subscriber revenue for the six months ended June 30, 2000 was $7.8 million. These acquisitions added $4.3 million to cost of subscriber revenue, which constituted 55% of this pro forma cost of revenue, with Sila alone accounting for $4.0 million, or 51%, of this pro forma cost.

     Engineering services revenue. Engineering services revenue increased to $3.0 million for the six months ended June 30, 2000 from $188,000 for the six months ended June 30, 1999. This increase was primarily due to our engineering contract with OmniSky and Inciscent. We recognized $1.6 million under this contract for the six months ended June 30, 2000.

     An analysis of engineering services revenue by reportable segments and corporate and other is as follows:

          - Engineering services revenue from our financial services segment was $308,000 for the six months ended June 30, 2000 and there was no engineering services revenue from the financial services segment for the six months ended June 30, 1999. This increase was due to engineering work performed for the development of online trading applications.

          - Engineering services revenue from our software products segment was $167,000 for the six months ended June 30, 2000 and there was no engineering services revenue from the software products segment for the six months ended June 30, 1999. This increase was primarily due to the acquisition of Riverbed.

          - Engineering services revenue from our logistics segment was $744,000 for the six months ended June 30, 2000 and was $188,000 for the six months ended June 30, 1999. The increase was due to additional work under our Response Services contract.

          - There was no engineering services revenue from our European operations segment for the six months ended June 30, 2000 or the six months ended June 30, 1999.

          - Engineering services revenue from corporate and other was $1.8 million for the six months ended June 30, 2000. There was no engineering services revenue from corporate and other for the six months ended June 30, 1999. This increase was due to our engineering services contracts with OmniSky and Inciscent.

     The acquisitions of LocusOne, Riverbed, NetSearch and IFX and the related formation of Sila did not have a material effect on engineering services revenue on a pro forma basis for the six months ended June 30, 2000.

     Cost of engineering services revenue. Cost of engineering services revenue increased to $1.6 million for the six months ended June 30, 2000 from $120,000 for the six months ended June 30, 1999. This increase was primarily due to our engineering services contracts with OmniSky, Merrill Lynch, Response Services and Inciscent.

     An analysis of cost of engineering services revenue by reportable segments and corporate and other is as follows:

          - Cost of engineering services revenue from our financial services segment was $393,000 for the six months ended June 30, 2000 and there was no cost of engineering services revenue from the financial services segment for the six months ended June 30, 1999. This increase was due to engineering work performed for the development of online trading applications. Much of the cost of engineering services revenue in this period relates to the development of an online trading product for Merrill Lynch. While Merrill Lynch contributed significantly to the cost of this development, our total costs to date associated with this development project have exceeded the revenue that we have recognized.

          - Cost of engineering services revenue from our software products segment was $34,000 for the six months ended June 30, 2000 and there was no cost of engineering services revenue from the software products segment for the six months ended June 30, 1999. This increase was primarily due to the acquisition of Riverbed.

          - Cost of engineering services revenue from our logistics segment was $548,000 for the six months ended June 30, 2000 and was $120,000 for the six months ended June 30, 1999. The increase was due to additional work under our Response Services contract.

          - There was no cost of engineering services revenue from our European operations segment for the six months ended June 30, 2000 or the six months ended June 30, 1999.

          - Cost of engineering services revenue from corporate and other was $665,000 for the six months ended June 30, 2000 and there was no cost of engineering services revenue from corporate and other for the six months ended June 30, 1999. This increase was due to our engineering services contracts with OmniSky and Inciscent.

     The acquisitions of LocusOne, Riverbed, NetSearch and IFX and the related formation of Sila did not have a material effect on the cost of engineering services revenue on a pro forma basis for the six months ended June 30, 2000.

     Software and related services revenue. Software and related services revenue was $3.4 million for the six months ended June 30, 2000. We did not have any software and related services revenue for the six months ended June 30, 1999. Software and related services revenue was generated from the sale of licenses and services of the ScoutWare software platform and e-Mobile Delivery platform following our acquisitions of Riverbed and LocusOne and sales of AIM licenses.

     An analysis of software and related services by reportable segments and corporate and other is as follows:

          - There was no software and related services revenue from the financial services segment for the six months ended June 30, 2000 or the six months ended June 30, 1999.

          - Software and related services revenue from the software products segment was $2.0 million for the six months ended June 30, 2000. There was no software and related services revenue from the software products segment for the six months ended June 30, 1999. The increase was due to our acquisition of Riverbed and additional licenses sold since the acquisition.

          - Software and related services revenue from the logistics segment was $1.4 million for the six months ended June 30, 2000. There was no software and related services revenue from the logistics segment for the six months ended June 30, 1999. The increase was due to our acquisition of LocusOne and additional licenses sold since the acquisition.

          - Software and related services revenue from our European operations segment was $88,000 for the six months ended June 30, 2000. There was no software and related services revenue from the European operations segment for the six months ended June 30, 1999. The increase was due to our acquisition of IFX and the related formation of Sila.

          - There was no software and related services revenue from corporate and other for the six months ended June 30, 2000 or the six months ended June 30, 1999.


     On a pro forma basis, giving effect to the acquisitions of LocusOne, Riverbed, NetSearch and IFX and the related formation of Sila, software revenue and related services for the six months ended June 30, 2000 was $3.7 million. These acquisitions added $3.6 million to software and related services revenue, which constituted 97% of this pro forma revenue. In addition, Cerulean and Sunpro had combined revenue of approximately $12.6 million for the six months ended June 30, 2000, but we plan to convert the basis of revenue for the Cerulean and Sunpro operations from licensing revenue to subscriber revenue. Therefore, we believe that historical revenue of these operations is not an appropriate basis for evaluating their performance after our acquisition.

     Cost of software and related services revenue. Cost of software and related services revenue was $1.5 million for the six months ended June 30, 2000 relating to royalty fees and personnel costs. We did not have any costs of software and related services revenue for the six months ended June 30, 1999. Substantially all of the increase in costs resulted from the acquisitions of LocusOne and Riverbed.

     An analysis of cost of software and related services revenue by reportable segments and corporate and other is as follows:

          - There was no cost of software and related services revenue from the financial services segment for the six months ended June 30, 2000 or the six months ended June 30, 1999.

          - Cost of software and related services revenue from the software products segment was $930,000 for the six months ended June 30, 2000. There was no cost of software and related services revenue from the software products segment for the six months ended June 30, 1999. The increase was due to our acquisition of Riverbed and additional licenses sold since the acquisition.

          - Cost of software and related services revenue from the logistics segment was $612,000 for the six months ended June 30, 2000. There was no cost of software and related services revenue from the logistics segment for the six months ended June 30, 1999. The increase was due to our acquisition of LocusOne and additional licenses sold since the acquisition.

          - There was no cost of software and related services revenue from our European operations segment for the six months ended June 30, 2000 or the six months ended June 30, 1999.

          - There was no cost of software and related services revenue from corporate and other for the six months ended June 30, 2000 or the six months ended June 30, 1999.

     On a pro forma basis, giving effect to the acquisitions of LocusOne, Riverbed, NetSearch and IFX and the related formation of Sila, cost of software revenue and related services for the six months ended June 30, 2000 was $1.8 million. These acquisitions added all of this pro forma cost of revenue.

     Research and development expenses. Research and development expenses increased to $7.9 million for the six months ended June 30, 2000 from $1.0 million for the six months ended June 30, 1999. This increase was primarily due to the hiring of additional engineers for increased research and development activities associated with the development of our AIM software platform, our XML framework and wireless data services. This increase included one-time charges of $2.2 million for in-process research and development in connection with our acquisitions of Riverbed and IFX in 2000.

     On a pro forma basis, giving effect to the acquisitions of LocusOne, Riverbed, NetSearch and IFX and the related formation of Sila, research and development expenses for the six months ended June 30, 2000 were $8.8 million. These acquisitions added $3.4 million to research and development expenses, which constituted 38% of these pro forma expenses, with Riverbed alone accounting for $3.0 million, or 34%, of these pro forma expenses.

     General and administrative expenses. General and administrative expenses increased to $15.3 million for the six months ended June 30, 2000 from $1.6 million for the six months ended June 30, 1999. This increase was primarily due to the addition of personnel performing general corporate and business development activities and the acquisitions of Mobeo, LocusOne, Riverbed, NetSearch and IFX and the related formation of Sila since the same period in the prior year.

     On a pro forma basis, giving effect to the acquisitions of LocusOne, Riverbed, NetSearch and IFX and the related formation of Sila, general and administrative expenses for the six months ended June 30, 2000 were $17.6 million. These acquisitions added $6.2 million to general and administrative expenses, which constituted 35% of these pro forma expenses.

     Selling and marketing expenses. Selling and marketing expenses increased to $21.8 million for the six months ended June 30, 2000 from $555,000 for the six months ended June 30, 1999. The increases were primarily due to an increase in advertising and promotion costs, including a nationwide broadcast and
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

print branding campaign as well as increases in the number of sales and marketing personnel. We expect selling and marketing expenses to continue at an increased level as we incur additional expenses to increase brand awareness and add personnel.

     On a pro forma basis, giving effect to the acquisitions of LocusOne, Riverbed, NetSearch and IFX and the related formation of Sila, selling and marketing expenses for the six months ended June 30, 2000 were $24.0 million. These acquisitions added $8.2 million to selling and marketing expenses, which constituted 34% of these expenses, with Sila accounting for $2.1 million, or 9%, and Riverbed accounting for $5.6 million, or 23%, of these expenses, respectively.

     Depreciation and amortization. Depreciation and amortization increased to $84.5 million for the six months ended June 30, 2000 from $194,000 for the six months ended June 30, 1999. These increases were primarily due to amortization of intangibles relating to the acquisitions of Mobeo, LocusOne, Riverbed, NetSearch and IFX and the related formation of Sila as well as additional capital expenditures.

     On a pro forma basis, giving effect to the acquisitions of LocusOne, Riverbed, NetSearch and IFX and the related formation of Sila, depreciation and amortization expense for the six months ended June 30, 2000 was $135.6 million. These acquisitions added $133 million to depreciation and amortization expense, which constituted 98% of this expense, with Riverbed alone accounting for $112.5 million, or 83%, of this expense.

     Option and warrant expense. Option and warrant expense increased to $6.1 million for the six months ended June 30, 2000 from $1.3 million for the six months ended June 30, 1999. The increase was primarily due to expenses associated with options granted to employees of LocusOne and to the selling stockholders of Mobeo for consulting and employee services. The increase was also due to an increase in the number of options that vested during the period with exercise prices less than the fair value on the date of grant.

     On a pro forma basis, giving effect to the acquisitions of LocusOne, Riverbed, NetSearch and IFX and the related formation of Sila, option and warrant expense for the six months ended June 30, 2000 was $7.2 million. These acquisitions added $1.2 million to option and warrant expense, which constituted 16% of this expense, with LocusOne alone accounting for $861,000, or 12%, of this expense.

     Interest income, net. Net interest income increased to $17.0 million for the six months ended June 30, 2000 from $141,000 for the six months ended June 30, 1999. The increase was primarily due to an increase in interest earned on cash and cash equivalents following the completion of our follow-on offering on March 17, 2000.

     Equity in losses of investments. Equity in losses of investments was $13.8 million for the six months ended June 30, 2000. We had no equity losses in investments for the six months ended June 30, 1999. The increase related to our proportionate share of losses from OmniSky and Inciscent, which are both accounted for under the equity method of accounting. We expect to continue to record an increasing amount of equity losses in investments as OmniSky and Inciscent develop their operations.

     Minority interest. There was no minority interest for the year ended December 31, 1999. Minority interest was $1.7 million for the six months ended June 30, 2000 relating to Reuters' proportional share of losses in Sila, which is consolidated into our financial statements. We expect that Sila will continue to incur losses as it develops its operations.

     On a pro forma basis, giving effect to the acquisition of IFX and the related formation of Sila, minority interest for the six months ended June 30, 2000 was $5.3 million, all of which is accounted for by Sila.

FISCAL YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

     Subscriber revenue. Subscriber revenue of $161,000 for the year ended December 31, 1997 is attributable to our AirBroker service, which provides real-time financial information via cellular phones. Subscriber revenue increased to $549,000 for the year ended December 31, 1998 primarily due to the launch of Reuters MarketClip in March 1998. Subscriber revenue increased to $3.7 million for the year ended December 31, 1999 as a result of an increase in MarketClip subscribers, the introduction of TradeRunner and the acquisition of Mobeo in September 1999. Services acquired from Mobeo contributed revenue of $2.4 million for the year ended December 31, 1999.

     On a pro forma basis, giving effect to the acquisitions of Mobeo, LocusOne, Riverbed, NetSearch and IFX and the related formation of Sila, subscriber revenue for the year ended December 31, 1999 was $26.7 million. These acquisitions added $25.4 million to subscriber revenue, which constituted 95% of this pro forma revenue, with Sila alone accounting for $15.2 million, or 57%, of this pro forma revenue.

     Engineering services revenue. Engineering services revenue decreased from $1.6 million for the year ended December 31, 1997 to $1.0 million for the year ended December 31, 1998 and increased to $2.6 million for the year ended December 31, 1999. The decrease in engineering services revenue from 1997 to 1998 was primarily due to our decision to focus our efforts on developing our AIM software platform and wireless data services. One of our investors accounted for approximately 37% of engineering services revenue for 1997. The increase from 1998 to 1999 was primarily due to the contract with OmniSky. We recognized $2.2 million under this contract for the year ended December 31, 1999.

     The acquisitions of Mobeo, LocusOne, Riverbed, NetSearch and IFX and the related formation of Sila did not have a material effect on engineering services revenue on a pro forma basis for the year ended December 31, 1999.


     Software and related services revenue. We did not earn any software and related services revenue in 1997, 1998 and 1999. On a pro forma basis, giving effect to the acquisitions of Mobeo, LocusOne, Riverbed, NetSearch and IFX and the related formation of Sila, software revenue and related services for the year ended December 31, 1999 was $2.4 million. These acquisitions added all of this pro forma revenue, with LocusOne alone accounting for $1.6 million, or 67%. In addition, Cerulean and Sunpro had combined revenue of approximately $22.9 million for the year ended December 31, 1999, but we plan to convert the basis of revenue for the Cerulean and Sunpro operations from licensing revenue to subscriber revenue. Therefore, we believe that historical revenue of these operations is not an appropriate basis for evaluating their performance after our acquisition.



     Cost of subscriber revenue. Cost of subscriber revenue increased from $447,000 for the year ended December 31, 1997 to $797,000 for the year ended December 31, 1998 and to $2.1 million for the year ended December 31, 1999. We began to incur costs of subscriber revenue in 1997 with the March 1997 launch of our AirBroker service. The increase in the cost of subscriber revenue from 1997 to 1998 was primarily due to the launch of the Reuters MarketClip service in March 1998. The increase from 1998 to 1999 was a result of an increase in MarketClip subscribers, the introduction of TradeRunner and the acquisition of Mobeo in September 1999. Cost of subscriber revenue from services acquired from Mobeo totaled $859,000 in 1999. We expect the number of subscribers for financial services and online trading services to increase, resulting in an increase in the cost of subscriber revenue. Mobeo has entered into a new airtime supply agreement with a paging company.


     On a pro forma basis, giving effect to the acquisitions of Mobeo, LocusOne, Riverbed, NetSearch and IFX and the related formation of Sila, cost of subscriber revenue for the year ended December 31, 1999 was $12.3 million. These acquisitions added $11.0 million to cost of subscriber revenue, which constituted 89% of this pro forma cost of revenue, with Sila alone accounting for $7.5 million, or 61%, of this pro forma cost of revenue.

     Cost of engineering services revenue. Cost of engineering services revenue decreased from $846,000 for the year ended December 31, 1997 to $304,000 for the year ended December 31, 1998 and increased to $1.4 million for the year ended December 31, 1999. The decrease from 1997 to 1998 was primarily due to our decision to focus our efforts on developing our AIM software platform and wireless data services. The increase from 1998 to 1999 was primarily due to the contract with OmniSky.

     The acquisitions of Mobeo, LocusOne, Riverbed, NetSearch and IFX and the related formation of Sila did not have a material effect on the cost of engineering services revenue on a pro forma basis for the year ended December 31, 1999.

     Cost of software and related services revenue. We had no costs associated with software and related services revenue in 1997, 1998 and 1999. However, we did incur research and development expenses as discussed below.

     On a pro forma basis, giving effect to the acquisitions of Mobeo, LocusOne, Riverbed, NetSearch and IFX and the related formation of Sila, cost of software revenue and related services for the year ended December 31, 1999 was $1.5 million. These acquisitions added all of this pro forma cost of revenue.

     Research and development expenses. Research and development expenses increased from $734,000 for the year ended December 31, 1997 to $1.3 million for the year ended December 31, 1998 and to $2.6 million for the year ended December 31, 1999. These increases in research and development expenses were primarily due to the hiring of additional engineers for increased research and development activities associated with the development of our AIM software platform and wireless data services.

     On a pro forma basis, giving effect to the acquisitions of Mobeo, LocusOne, Riverbed, NetSearch and IFX and the related formation of Sila, research and development expenses for the year ended December 31, 1999 were $6.3 million. These acquisitions added $4.2 million to research and development expenses, which constituted 67% of these expenses.

     General and administrative expenses. General and administrative expenses increased from $1.5 million for the year ended December 31, 1997 to $2.8 million for the year ended December 31, 1998 and to $5.9 million for the year ended December 31, 1999. These increases were primarily due to the addition of personnel performing general corporate and business development functions.

     On a pro forma basis, giving effect to the acquisitions of Mobeo, LocusOne, Riverbed, NetSearch and IFX and the related formation of Sila, general and administrative expenses for the year ended December 31, 1999 were $11.7 million. These acquisitions added $6.2 million to general and administrative expenses, which constituted 53% of these expenses.

     Selling and marketing expenses. Selling and marketing expenses increased from $333,000 for the year ended December 31, 1997 to $840,000 for the year ended December 31, 1998 and to $2.1 million for the year ended December 31, 1999. Of the increase from 1997 to 1998, $324,000 was due to an increase in advertising and promotion costs related to the launch of Reuters MarketClip in March 1998, and the remaining amount relates to an increase in personnel and costs associated with sales and marketing. From 1998 to 1999, the increase relates primarily to increases in the number of sales and marketing personnel. This expense is expected to increase significantly in 2000 as a result of increased spending in advertising.

     On a pro forma basis, giving effect to the acquisitions of Mobeo, LocusOne, Riverbed, NetSearch and IFX and the related formation of Sila, selling and marketing expenses for the year ended December 31, 1999 were $10.1 million. These acquisitions added $8.5 million to selling and marketing expenses, which constituted 84% of these expenses.

     Depreciation and amortization expenses. Depreciation and amortization expenses increased from $189,000 for the year ended December 31, 1997 to $265,000 for the year ended December 31, 1998 and to $1.1 million for the year ended December 31, 1999. The increase from 1998 to 1999 was primarily due to amortization of goodwill and other intangibles related to the Mobeo acquisition and additional capital expenditures.

     On a pro forma basis, giving effect to the acquisitions of Mobeo, LocusOne, Riverbed, NetSearch and IFX and the related formation of Sila, depreciation and amortization expenses for the year ended December 31, 1999 were $268.3 million. These acquisitions added $267.9 million to depreciation and amortization expenses, which constituted over 99% of these expenses, with Riverbed alone accounting for $225.6 million, or 84%.

     Option and warrant expense. Option and warrant expense decreased from $40,000 for the year ended December 31, 1997 to $33,000 for the year ended December 31, 1998 and increased to $19.2 million for the year ended December 31, 1999. The changes in option and warrant expense for 1998 and 1999 reflect changes in the extent to which options with exercise prices less than the fair value on the date of grant were granted during the period. Approximately $16.5 million of the expense in 1999 relates to warrants granted to the chief executive officer and other key executives which became fully vested as a result of our initial public offering.

     On a pro forma basis, giving effect to the acquisitions of Mobeo, LocusOne, Riverbed, NetSearch and IFX and the related formation of Sila, option and warrant expense for the year ended December 31, 1999 was $31.6 million. These acquisitions added $12.4 million to option and warrant expense, which constituted 39% of this expense, with LocusOne alone accounting for $9.2 million, or 29%, of this expense.

     Minority interest expense. There was no minority interest expense for the year ended December 31, 1999. On a pro forma basis, giving effect to the acquisitions of Mobeo, LocusOne, Riverbed, NetSearch and IFX and the related formation of Sila, minority interest for the year ended December 31, 1999 was $10.4 million, all of which is accounted for by Sila.

     Interest income, net. Net interest income increased from $8,000 for the year ended December 31, 1997 to $70,000 for the year ended December 31, 1998 and decreased to net interest expense of $60,000 for the year ended December 31, 1999. The increase from 1997 to 1998 was primarily due to increased cash balances as a result of our private placement financings completed in August 1998 and October 1998. The decrease to a net expense from 1998 to 1999 relates to interest and related expense of a loan that funded the purchase price of Mobeo, partially offset by interest earned on the proceeds from our initial public offering. The loan was repaid at the time of our initial public offering.

     Equity in losses of investments. Our equity in the loss of Real World Solutions, a joint venture, and Navox, Inc., was $145,000 for the year ended December 31, 1997. This amount related to losses of Real World Solutions and Navox recorded by us under the equity method of accounting. The $2.4 million of equity in losses of investments in 1999 relates to our proportionate share of losses in OmniSky under the equity method of accounting.

     Realized loss on sale of investment. In the year ended December 31, 1997, we sold our interest in Real World Solutions and recorded a loss of $302,000. In the year ended December 31, 1999, we recorded a loss of approximately $169,000 resulting from the sale of short-term investments.

LIQUIDITY AND CAPITAL RESOURCES

     Since our inception, we have financed our operations primarily through private placements of our equity securities, our initial public offering, our follow-on offering of common stock and our convertible subordinated notes, which in the aggregate have resulted in net proceeds of approximately $1.5 billion through June 30, 2000. On March 17, 2000, we completed our follow-on offering of common stock and our offering of subordinated notes, and raised net proceeds (after expenses of the offering) of approximately $1.4 billion. As of June 30, 2000, we had approximately $1.2 billion in cash and short-term investments and our working capital was approximately $1.2 billion.

     Net cash used in operating activities was $5.7 million and $2.5 million for the six months ended June 30, 2000 and 1999, respectively. The principal use of cash in each of these periods was to fund our losses from operations.

     Net cash used in investing activities was $239.0 million for the six months ended June 30, 2000. Net cash provided by investing activities was $1.2 million for the six months ended June 30, 1999. For the six months ended June 30, 2000, we used cash for the purchase of property and equipment, investments in Metrocall, OmniSky, Inciscent, Data Critical and Novatel and to acquire LocusOne, NetSearch and IFX and the formation of Sila. Cash provided by investing activities for the six months ended June 30, 1999 was primarily from the sale of short-term investments, partially offset by the purchase of property and equipment.

     Net cash provided by financing activities was $1.4 billion for the six months ended June 30, 2000. There was no cash provided by financing activities for the six months ended June 30, 1999. For the six months ended June 30, 2000, cash provided by financing activities was primarily attributable to proceeds received from our follow-on offering of common stock and convertible subordinated notes.

     Since June 30, 2000, and over the next 12 months, we have had or expect to have the following cash expenditures and requirements:

          - we invested $5.6 million in VeriStar Corporation in July 2000;

          - we invested $8.0 million in ePhones in July 2000;


          - we paid approximately $75.0 million in cash as part of the purchase price for our acquisition of Cerulean;



          - we paid approximately $10.8 million for the acquisition of Sunpro;



          - we invested approximately $14.9 million in ParkStone;



          - we invested $9.9 million in Juniper Financial;



          - we invested $6.0 million in AlterEgo;



          - we plan to invest $29.4 million in connection with the formation of MindSurf;



          - we plan to pay approximately $45.0 million in cash as part of the purchase price for our acquisition of Motient's retail transportation business unit and will pay up to an additional $22.5 million depending on whether certain revenue and other incentive targets are met in 2001;



          - we estimate we will spend between $20.0 and $25.0 million for further expansion of our current network operations center and the completion of our new network operations center in Arizona;


          - we estimate we will pay in excess of $20.0 million to enhance our sales and marketing activities, including a nationwide broadcast and print branding and advertising campaign;


          - we are committed to purchase 30,400 RIM handheld devices over the next 12 months, and depending on the mix of products ordered, we estimate the cost will be between $10.0 and $14.0 million;


          - we will pay an earn-out of up to $65.0 million to the sellers of NetSearch if revenue targets are met through June 2001;


          - as part of our LocusOne acquisition, we issued a note in the amount of $13.6 million that is due and payable at December 31, 2000;



          - we may invest an additional $20.0 million in Metrocall; and



          - other potential acquisitions, investments and agreements we may identify, or are in the process of negotiating.



     We currently estimate that our available cash resources will be sufficient to fund our operating needs for at least the next twelve months. We expect that our available cash resources will also support our current acquisition strategy during this period.


RECENT ACCOUNTING PRONOUNCEMENTS


     In June 1998, the Financial Accounting Standards Board, or FASB, issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The new standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. This statement, as amended, is effective for all fiscal quarters beginning after June 15, 2000. We do not expect SFAS No. 133 to have a material effect on our financial position or results of operations.


     In December 1999, the SEC issued Staff Accounting Bulletin No. 101 (SAB
101), Revenue Recognition in Financial Statements, as amended by SAB 101A and SAB 101B, which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the SEC. SAB 101 provides guidance on necessary disclosures relating to revenue recognition policies in addition to outlining the criteria that must be met in order to recognize revenue. Depending upon the final guidance on SAB 101, which is expected to be issued by the SEC in the fourth quarter of this year, we may be required to change our policy of recognizing activation fee revenue upon service activation to recognizing the revenue ratably over the initial term of the subscription contract. We do not expect this change to have a material effect on our consolidated results of operations or financial position.


     In March 2000, the FASB issued Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25. Interpretation No. 44 clarifies the application of Opinion 25 for the definition of employee for purposes of applying Opinion 25, the criteria for determining whether a plan qualifies as a noncompensatory plan, the accounting consequence of various modifications to the terms of a previously fixed stock option or award and the accounting for an exchange of stock compensation awards in a business combination. This Interpretation is effective July 1, 2000.

QUALITATIVE AND QUANTITATIVE DISCLOSURE REGARDING MARKET RISK

     We have limited exposure to financial market risks, including changes in interest rates. At June 30, 2000, we had cash and cash equivalents of $1.2 billion and short-term investments of approximately $2.4 million. Cash and cash equivalents consisted of demand deposits, money market accounts and investment-grade commercial paper. Short-term investments consisted of highly liquid investments in debt obligations of the U.S. government and other highly rated entities with maturities of up to 30 years. These investments are classified as available-for-sale and are considered short-term because we expect to sell them within 12 months. These investments are subject to interest rate risk and will fall in value if market interest rates increase. At June 30, 2000, the value of our short-term investments was approximately $2,400 more than our cost. If market interest rates rise, the value of our short-term investments will decrease. We expect to sell these investments prior to maturity, and therefore we may not realize the full value of these investments.

     Since the acquisition of IFX and the related formation of Sila and the commencement of U.S. sales to foreign countries, we have been exposed to foreign currency exchange risk. All sales from the United States to foreign countries have been denominated in U.S. dollars. Sila has been able to fund its ongoing operations from internally generated cash and, therefore, has not required funding from us. Moreover, Sila's offices located in various European countries require minimal funding from Sila. Therefore, due to the insignificant amount of currency being exchanged, we have not hedged or otherwise attempted to mitigate our foreign currency exchange risk.

                                    BUSINESS

OVERVIEW

     We provide wireless data services, systems and software enabling people to use handheld devices for mobile data communications and real-time transactions. We design, develop, sell and support complete wireless systems for corporations seeking to make data available to mobile workers or consumers. Our full mobile and software wireless solution, including our wireless data engineering and development expertise, our wireless integration and mobile data management software products, our customer service center and our network operations centers, positions us to take advantage of the growing demand for wireless data services.

MARKET OPPORTUNITY

  Growth of the Internet, Intranets and Extranets

     The Internet and businesses' internal data networks, or intranets, have emerged as global communications channels that allow users to share information and conduct real-time business electronically. In a May 2000 report, technology and communications research firm International Data Corporation, or IDC, estimates that there were approximately 245 million worldwide users of the Internet at the end of 1999 and that the number of users will increase to 643 million by the end of 2003. IDC also estimates, in an April 1999 report, that by 2001 there will be 133 million intranet users globally. Businesses are also increasingly employing extranets, which allow them to communicate and conduct transactions electronically with their customers and suppliers. Forrester Research forecasts that business-to-business Internet commerce in the United States will increase from an estimated $406.2 billion in 2000 to $2.7 trillion in 2004. All of the projections and estimates in this "Market Opportunity" section are subject to the qualifications described under the heading "Forward-Looking Statements" on page 19 of this prospectus.

  Growth of Mobile Communications

     Individuals are increasingly using mobile devices for convenience and enhanced productivity when away from their home or office. In a September 1999 report, IDC estimates that in 1999 there were 427 million worldwide cellular and personal communications systems, or PCS, subscribers, and that number is expected to increase to 1.1 billion in 2003. Use of wireless telecommunications has grown rapidly as cellular, paging and PCS have become more widely available and affordable for both the business and mass consumer markets. Advances in technology, regulatory changes, the introduction of new service providers and simplified pricing plans have contributed to this growth.

  Growth of Wireless Data Applications and Communications

     We believe an increasing number of people will carry wireless devices for data communications rather than for voice communications alone. The latest wireless communications devices in the United States, including handheld personal organizers, notebook computers, pagers and mobile phones, are smaller and less expensive and have longer battery life and more features than earlier devices. According to publicly available estimates, the U.S. wireless data market will grow from 3 million subscribers in 1999 to 36 million subscribers in 2003. Forrester Research forecasts that 7.1 million European business professionals and young adults will own Web-enabled smartphones using Wireless Application Protocol, or WAP, by the end of 2000 and that there will be 40 million Europeans generally using WAP smartphones by the end of 2001.

     The market for wireless data applications is driven by the increased reliance on the Internet, intranets and extranets and the emergence of a mobile workforce. Also in the September 1999 report, IDC forecasts that the remote and mobile workforce in the United States will be 47.1 million at the end of 2003. We believe that workers and consumers, having grown accustomed to and dependent on the information and applications available on their personal computers, want access to similar information when away from their office or home.

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

  Increased Information Technology Outsourcing

     As information technology, or IT, systems have become more complex, companies have increasingly outsourced many of their IT requirements. U.S. firms are now spending 20% of their IT budgets on outsourcing services, according to the industry trade publication Internet Week. In the May 2000 report, IDC estimates that it expects Web spending on IT products and services to more than double from $119.1 billion in 2000 to $282.5 billion in 2003. Forrester Research predicts that E-business services, the fastest-growing area of outsourcing, will increase from about $20 billion in 2000 to approximately $50 billion in 2002. These include packaged application software implementation and support, customer support and network development and maintenance. Companies are choosing to focus on their core businesses and seeking to reduce costs associated with developing and maintaining IT networks and software applications. In addition, by outsourcing, companies avoid major challenges faced in hiring and retaining qualified IT employees and realize faster procurement of required products and services.

THE AETHER SOLUTION

     Mobile workers and consumers typically gain remote access to electronic data and transactional capabilities in one of two ways:

     - through continuous, real-time communications between databases and handheld devices using wireless communications networks; or

     - by periodically updating, or synchronizing, data between the device and database using a direct connection, such as a phone line.

We provide the services and resources necessary to provide these capabilities using our engineering staff, our wireless integration and mobile data management software products and our customer service and network operations centers. Our capabilities address most of the common issues companies face when designing, building and supporting wireless and other mobile data systems.

     Issue:  Wireless and other mobile data communications systems are complex.

        Many information technology managers lack the engineering and system resources to design, develop, install and maintain new software and systems that give their companies' workforces and customers mobile access to corporate applications.

     Solution:  We provide comprehensive mobile communications services.


        We have all the resources necessary to design, develop, install and maintain wireless and other mobile data communications systems for our customers. We have over 290 engineers, who use our Aether Intelligent Messaging software platform, or AIM, to extend corporate applications to almost any wireless environment. We are also able to provide a complete suite of software products that extend corporate data to mobile handheld devices. We have established relationships with the leading wireless network carriers, including Verizon Wireless, AT&T Wireless Services and BellSouth Wireless Data. We have negotiated favorable airtime agreements with these carriers, allowing us to offer our end users flat-rate pricing no matter how much data is transmitted or where a device is used. Our network operations centers offer a secure gateway to wireless networks for data delivered to us by our customers, and our customer service center provides call center support to end users. We provide as many, or as few, of these elements as our customers require of us.


     Issue:  There is a wide variety of incompatible IT system standards.

        To build a wireless data system, a business must integrate disparate networks, devices and operating systems. Companies often require multiple networks to meet the needs of their workers and customers, based on their geographic location and preferred devices, which may use different communications protocols. This can involve complex negotiations with several wireless carriers.

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

        Additionally, companies typically use a variety of operating systems for their internal data applications.

     Solution:  Our software and systems can integrate a wide variety of networks, operating systems and devices.

        We give our customers a high degree of flexibility and choice, freeing them from the need to integrate technologies from a variety of parties to develop their systems. Our AIM software platform supports the most widely used wireless data networks in the United States, known as CDPD, Mobitex, Motient, iDEN and ReFLEX, as well as circuit-switched network protocols, including GSM and CDMA. Our AIM software platform can interact with the major operating systems on which most corporate applications run, including Windows NT, UNIX, Linux and most mainframe operating systems. Our AIM software platform is also compatible with the Microsoft micro-browser and the operating system known as EPOC for handheld devices developed by Symbian Ltd. (a wireless software company jointly owned by Ericsson, Matsushita Communication Industrial Co., Ltd., Motorola, Nokia and Psion PLC). Our WAP Enterprise Center has a team of engineers dedicated to supporting and developing applications for WAP, a series of specifications that allow mobile phones to display Internet information. As a result, our customers' end users can choose the devices they prefer, including Palm, Windows CE and other personal organizers, notebook computers, pagers and mobile phones.

        As connections to new systems have been needed, our engineers have adapted our AIM software platform to meet the needs of those systems. We believe that as the wireless data market evolves there will continue to be a multitude of protocols for networks, operating systems and devices. We plan to update our software platforms continually to address the ongoing need to integrate these protocols. We believe we are the only firm that currently provides this level of service to companies seeking to develop wireless data systems.

     Issue:  Wireless data transmissions are slow and expensive.

        Most of today's wireless data networks operate at less than half the speed of telephone dial-up connections, limiting the delivery of useful data to only small amounts of text and few graphics. Data feeds typically include large amounts of unnecessary data, including message headers and routing information. Because wireless carriers typically charge by the kilobyte of data transmitted, extraneous data add unnecessary cost.

     Solution:  Our systems optimize data transmissions for wireless networks.

        Our AIM software platform optimizes data transmission by employing compression and data-thinning techniques. As a result, users get information faster when they send queries from their devices, and they get more useful information at a reduced cost. Our AIM software platform reduces the number of data packets required in a typical wireless transmission by as much as 66.0%. We ensure reliable message delivery through measures that confirm data have arrived properly and resend data if no acknowledgement has been received.

        Over the next several years, wireless carriers and equipment vendors are planning to build so-called third generation, or 3G, networks, which promise to transmit data at much higher speeds and offer more compatibility among devices. No matter how fast networks become, the need for low cost, secure and reliable data transmission will continue. We have designed our AIM software platform to grow with the capabilities of wireless networks. For example, we are currently working with U.S., European, Middle Eastern and African wireless network carriers to develop our services to operate over networks using General Packet Radio Services, known as GPRS, a new high-speed wireless network standard.

     Issue: Corporate managers require rigorous security standards when entrusting their data to third parties.

     Solution:  We provide secure network operations centers.
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

        Our network operations centers have numerous redundant elements and serve as a high-security physical link between data feeds from our business customers' and others' data systems and wireless carrier networks. This relieves corporations from the burden of constructing similar facilities. Our network operations centers are capable of meeting the security standards of our customers who include leading financial institutions that we believe have stringent security requirements. We believe that our network operations centers are a vital component of our wireless data service offerings that differentiates us from our competitors. Using technology licensed from Certicom Corp., we encrypt, or scramble, digital messages as they move along wireless networks. We recently began to develop an additional network operations center in Tempe, Arizona to serve, among other things, as a backup facility, which we expect to be operational in the beginning of 2001.

     Issue: Corporate information technology managers are reluctant to configure and maintain inventories of wireless devices and provide ongoing customer support.

     Solution:  We provide product fulfillment and customer service.

        We send end users fully functioning mobile devices configured for the wireless data networks and applications they will use. We also have a customer service center providing ongoing end user support. Companies that purchase our products and services do not have to worry about configuring devices for use by their employees and customers, fixing broken units, handling warranties or answering questions from users.

THE AETHER STRATEGY

     Our strategy is to be the dominant provider of wireless data services and systems to corporations by using our engineering expertise, our software platforms, our customer service and network operations centers and our other resources. We believe our capabilities and experience have established us as an early market leader in wireless data services, and a key element of our strategy is to move quickly into new opportunities to extend our leadership position. Our strategy also includes the following additional key elements:

     Target a variety of industries and market segments for development of wireless data communications and services in the United States and internationally. Our strategy initially focused on developing services for the financial services sector, whose participants we believe were among the earliest adopters of wireless data services. We have since moved into and continue to expand into other industries and market segments in the United States and internationally, including software products, logistics, field sales, healthcare, wireless commerce, mobile government and messaging. We execute this strategy in the following ways:

     - we acquire existing companies in order to obtain proprietary technologies or a significant customer base in a targeted market segment;

     - we form joint ventures with strategic partners in new market segments or geographic areas; and

     - we enter into strategic relationships with companies that develop new technology or have existing products that can be used in combination with or extend the reach of our services.

In connection with these relationships, we may also make equity investments through our recently formed investment vehicle, Aether Capital, when we believe doing so will strengthen our working relationship and create additional value for our stockholders.

     Offer a wide range of software products to address every aspect of wireless integration and mobile data management for mobile workers and consumers. We plan to provide services and products that meet all mobile and wireless software needs, including our AIM wireless integration software and the ScoutWare mobile data management software suite. These offerings give corporate software engineers a complete set of development tools for designing mobile and wireless data applications for a wide variety of handheld devices and networks.

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

     Expand our customer base and strengthen the Aether brand through enhanced sales and marketing efforts. We have increased our sales and marketing expenditures to advertise the Aether brand and increase our direct sales force. We intend to build a sales force focused on companies that want to provide wireless access to their data applications. We will target large corporations in industries that both invest heavily in technology and have significant numbers of mobile customers or employees. In addition, we will continue to build relationships with third-party software developers who wish to use our software platforms to provide their applications with wireless capabilities. Our branding efforts will include advertising, public relations, speaking engagements and sponsorship of major conferences.

     Maintain and strengthen our strategic relationships with suppliers and network carriers. A key to our ability to provide complete wireless data services to our customers is our relationships with wireless network carriers and manufacturers of wireless devices. These relationships take time to develop, and having already formed them provides us with an advantage in getting our services to market before our competitors. We intend to maintain and strengthen these relationships by negotiating more cost-effective rate plans with existing wireless network carriers, testing our wireless services with providers of next-generation, high-speed wireless networks and working with manufacturers and industry forums to guide development of new devices and applications. We also invest in suppliers when appropriate to strengthen our relationships.

     Maximize recurring revenue. Our financial model is focused on creating and maintaining monthly recurring revenue. We seek to enter into customer contracts that will provide a continuous revenue stream over the contract period. Although we do not currently have such contracts with our engineering services and software licensing customers, we look for opportunities to sell recurring revenue services to those customers as well. When we acquire companies, our goal is to change their existing business model to our recurring revenue model.

     Apply the expertise we gain through engineering services and research and development activities to emerging business opportunities. While we no longer provide engineering services strictly to generate revenue, we do take on engineering assignments that might allow us to embrace technological advances or expand into new industry sectors or services. To this end, we have established a research and development division that evaluates new technologies, applications and business opportunities that demonstrate significant market potential. The division is staffed by 11 engineers and is headed by our chief technology officer.

SERVICES AND PRODUCTS

     We currently offer and are developing services and products in the following areas:

     - wireless financial information and transaction services;

     - wireless transportation and delivery services (logistics);

     - wireless information and transaction services in Europe through Sila;


     - other wireless services (such as electronic commerce, mobile government, healthcare and messaging); and


     - software licensing.

  Wireless Financial Information and Transaction Services

     Our wireless financial information and transaction services and customers are described below.

     - Reuters MarketClip. In March 1998, we introduced the Reuters MarketClip service, which delivers news stories, real-time financial market price quotes, historical graphs and stock alerts from Reuters to Palm, RIM and Windows CE devices. We charge individual subscribers a flat monthly fee for unlimited usage of this service in addition to the fees charged by the securities exchanges and markets for the right to view real-time price quotes. The service operates using the wireless network systems known as CDPD and Mobitex. These networks cover geographic areas that enable us to provide service to more than 90% of the U.S. population. We also continue to support AirBroker, a predecessor service to Reuters MarketClip that provides market information using mobile phones.

     - Morgan Stanley Dean Witter Online TradeRunner. In August 1999, we launched TradeRunner, a service that allows Morgan Stanley Dean Witter Online's customers to trade stocks, mutual funds and options using Palm devices. In addition, subscribers receive news stories, real-time financial market price quotes, historical graphs and stock alerts from Reuters. We charge Morgan Stanley Dean Witter Online account holders who subscribe to this service a flat monthly fee for unlimited usage, including fees charged by the securities exchanges and markets for the right to view real-time price quotes. Users pay Morgan Stanley Dean Witter Online's regular commission fees for any trades. We support TradeRunner through our customer service and network operations centers. The service operates using CDPD or Mobitex networks.

     - F/X Alert. Since our acquisition of Mobeo in September 1999, we have offered real-time information on foreign exchange rates and selected commodities markets. These Mobeo services deliver time-sensitive financial information from Reuters over wireless networks that reach the largest 100 metropolitan markets in the United States. One such service, F/X Alert, offers real-time price quotes, news and alert tracking for more than 150 financial instruments including foreign exchange, fixed income, futures/derivatives and commodities. In addition, we continue to offer other Mobeo services, called Scrappy, Energy and Pocket Futures, which track the scrap metals, energy and futures markets, respectively, as well as Mobeo 1.0, a two-way financial market price quotes and information service, similar to Reuters MarketClip, that operates using the RIM 950 two-way pager with the RIM Blackberry messaging service.

     - Charles Schwab PocketBroker. In June 2000, we launched PocketBroker, a service that allows Charles Schwab's customers to trade stocks, mutual funds and options using wireless devices. The service is currently available on Palm devices and will soon be available on RIM pagers. In addition, subscribers receive news stories, real-time financial market price quotes, historical graphs and stock alerts from Bridge Information Systems America, Inc. We charge Charles Schwab account holders who subscribe to this service a flat monthly fee for unlimited usage, including fees charged by the securities exchanges and markets for the right to view real-time price quotes. Users pay Charles Schwab's regular commission fees for any trades. We support PocketBroker through our customer service and network operations centers. The service operates using CDPD or Mobitex networks.

     - National Discount Brokers. In July 2000, we began a trial allowing a limited number of National Discount Brokers' customers to trade stocks, mutual funds and options using wireless devices. The trial uses Palm devices and we intend to launch versions that use RIM pagers and WAP-enabled mobile phones. In addition, subscribers receive news stories, real-time financial market price quotes, historical graphs and stock alerts from Reuters and will have usage of OmniSky's wireless e-mail and Internet access. We will charge National Discount Brokers account holders who subscribe to this service a flat monthly fee for unlimited usage, including fees charged by the securities exchanges and markets for the right to view real-time price quotes. Users will pay National Discount Brokers' regular commission fees for any trades. National Discount Brokers will pay an additional monthly fee for hosting of the WAP application. We support this service through our customer service and network operations centers. The service operates using CDPD or Mobitex networks.

     - Additional financial services under development. We are also developing: wireless financial trading and information services for Bear Stearns, TD Waterhouse Investor Services and Merrill Lynch; a financial information product for Nextel; and a financial information product for Multex. The Bear Stearns, TD Waterhouse, Merrill Lynch, Nextel and Multex projects are each in a preliminary stage, and we cannot assure you that definitive agreements will be signed for any of them.

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

        -- We are developing wireless trading applications for Bear Stearns' correspondent firms and their brokers, clients and other financial professionals who clear transactions through Bear Stearns.

        -- We are developing a wireless financial trading and information service for TD Waterhouse. Using our network operations center, we will provide wireless access to TD Waterhouse's Website for a monthly recurring fee.

        -- We are currently developing an application for Merrill Lynch which will be used by clients of their Private Client Services group. In addition to providing online trading services, the application will allow access to customer account information and Merrill Lynch's proprietary research.

        -- We are developing a WAP version of the Reuters MarketClip Service for Nextel phones that will provide real-time market quotes, news and alerts.

        -- Through a strategic relationship, we plan to develop a product that will provide Multex's financial information services via wireless handheld devices. The Multex product will provide brokerage research, earnings estimates and company fundamental information. The service will initially be available on the Palm and RIM platforms but Multex plans to expand into other platforms.

  Wireless Transportation and Delivery Services (Logistics)

     We currently offer or are developing the following services that support logistics applications:


     - e-Mobile Delivery. e-Mobile Delivery, a service we have offered since our acquisition of LocusOne, allows corporations to track customer orders, inventory and fleet vehicle locations more efficiently. The e-Mobile Delivery group of products offers comprehensive ways to automate the point of customer contact, sales, delivery or service. These products integrate with corporate data systems and work using a variety of wired and wireless communications networks. LocusOne customers for the e-Mobile group of products include Physician Sales & Service, Inc., Mac Papers, Inc., Office Depot, Inc., NuCo(2) Inc. and Suntory Water Group.



     - Two-way wireless data delivery. With the pending acquisition of Motient's retail transportation business unit, we will offer two-way wireless mobile data services and mobile Internet services, enabling businesses and mobile workers to transfer electronic information and messages and access corporate databases and the Internet.


     - Wireless dispatch services. We are currently undergoing trials for a wireless dispatch service for Pop-A-Lock through our strategic relationship with Videre. We enhanced Videre's dispatch application and will host the application in our network operations centers for a monthly recurring fee. The service will be provided on RIM pagers.

  Wireless Information and Transaction Services in Europe

     We develop and offer wireless information and transaction services in Europe through Sila Communications Ltd., a company we formed in May 2000 with Reuters. Sila will host, design and manage services for customers through enterprise wireless data centers throughout Europe. Sila offers or plans to offer the following services:

     - miniReuters. Sila's existing products and services are those previously offered by IFX and Futures Pagers, which are sold primarily under the name miniReuters. miniReuters offers mobile access to real-time financial information from Reuters and other data feeds through specialized paging devices throughout Europe and Singapore. Financial information made available over this service includes foreign exchange prices, quotes from international futures exchanges, local stock exchanges and international indices as well as general and financial news. Financial professionals from leading

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       global institutions as well as corporate treasury officers subscribe to this service. Sila charges a monthly flat fee for this service.

     - MobiQuote/MobiTrader. Sila is in the process of launching its MobiQuote/MobiTrader service. This service will allow users to obtain real-time financial instrument prices, charts, alerts, news, research and analysis using browser-enabled mobile phones and other handheld devices, including Palm devices and RIM pagers. The services will be designed to work over any wireless network. Sila will be able to provide data feeds from Reuters as well as a financial institution's own databases. The system will also have the capability, called MobiTrader, to pass transactions directly to a financial institution's trading systems in a highly secure manner. Sila expects that financial institutions' trading professionals and clients will be the primary users of this service.

     - Carrier Loyalty and fee-paying services. Sila has developed a service using GSM and its proprietary technology embedded on a subscriber identity module, or SIM, card. The service will offer wireless carriers the ability to deliver large amounts of content to their entire subscriber base without the need to transmit large amounts of data. Sila expects to expand this service to networks using GPRS. Sila will offer this service, called the Carrier Loyalty service, to the carriers free of charge. Using this service, Sila will be able to send Reuters or third-party content to an entire subscriber base, or target content to distinct user groups. Using Sila's filtering capability, the carrier's subscribers will be able to customize the service and choose which content they want to receive. Sila expects to receive a fee each time the user makes a request to change the information that they receive. Sila plans to transmit advertisements and share the revenue from the advertisements with the carrier. Additionally, Sila can allow subscribers to add services for an additional fee, such as real-time stock quotes. Sila has agreements with leading SIM card manufacturers Gemplus SA and Schlumberger Systemes to use Sila software on the next generation of SIM cards.

  Other Wireless Services

     - Field Sales. NetSearch's Merchant Notification System, a service we have offered since our acquisition of NetSearch, allows merchants to have real-time communication with Internet customers, distribute Internet inquiries to merchant-defined employees and track those employees' effectiveness in translating the inquiries into sales. This product is currently used in the automotive industry, and customers include DealerKid.com, STONEAGE.com, Sonic Automotive, Brandon Automotive Group and Ed Murie Automotive Group. We also have agreements with Lexus and Lincoln-Mercury to encourage their dealerships to use our service. We plan to market this product in other industries as well, such as real estate and insurance.

     - Wireless Web. Under our wireless Web hosting service we enhance a customer's Web site for wireless viewing and host it on our network to be accessed via any wireless device with an Internet browser. We charge an upfront fee for setup and a flat monthly recurring fee based on the number of users. We currently provide this service for SmartContractor Inc. and are developing the service for several other companies.

     - Messaging. Under a strategic agreement with RIM, we license and resell the Blackberry messaging service for a monthly recurring fee. The service provides messaging to other two-way pagers and to any e-mail account and is bundled with a date book, address book and other organizer functions. The service can be provided with any service sold on RIM 950 or RIM 957 pagers. In addition, we are currently developing a messaging service in conjunction with Critical Path. Once developed, we plan to sell the service as a stand alone service or bundled with other services. We will host the application on our network and Critical Path will host the mailboxes.


     - Mobile Government. With our acquisitions of Cerulean and Sunpro, we have a suite of software products for sale to the public safety sector. PacketCluster Patrol provides police in the field with wireless access to vehicle and warrant information. PacketWriter Reporting allows officers in the field to create, review, approve and store reports. PacketCluster Rescue allows for the wireless

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

       dispatch of fire and rescue workers. Fire RMS 5.0 provides record management for fire departments and emergency medical services. Revenues for these products currently are in the form of software licenses, but we plan to begin converting to a monthly recurring revenue model in 2001.


     - Healthcare. We are developing wireless network services, devices and customer support for the wireless transmission of health information including patient vital signs and other diagnostic data developed by Data Critical, a company in which we own a 9.9% equity interest. Data Critical focuses on the hospital, physician and at-home consumer markets. We are also developing a healthcare application with ParkStone, a company in which we invested $14.9 million. This service will enable physicians to access patient records and treatment protocols and to prescribe medicine. We plan to host the service on our network for a recurring monthly fee.


     - Wireless Commerce. We have entered into an alliance with MICROS Systems, Inc., a company that provides applications for the hospitality industry, to jointly develop wireless technology products and services for the hospitality industry, including the ability to view and pay bills at restaurants, ballparks and theme parks. We are developing an application for Juniper Financial that will allow customers of Juniper to wirelessly access their bank account, view balances, transfer cash and pay bills. Through our strategic relationship with CyberBills, we are developing a wireless bill payment application. Pursuant to our strategic relationship with First Data, we plan to develop payment applications, point of sale applications and shopping portals. We also plan to make accessible, through wireless devices, the money transferring capabilities of Western Union, a subsidiary of First Data.

Software Licensing

     We currently license our AIM software platform, which is the core technology underpinning most of our wireless data services, and the ScoutWare software platform. We earn software licensing revenue through upfront and per-user licensing fees. We currently license our AIM software platform to Inciscent and Data Critical, and expect to license it to MindSurf. We have also licensed our AIM software platform to OmniSky on a royalty-free basis in connection with our equity investment in OmniSky. We license our ScoutWare family of software products to customers such as Palm, the U.S. Postal Service, Becton Dickinson and Oracle. We describe these software platforms below.

     Aether Intelligent Messaging

     AIM is a package of wireless messaging software and development tools -- or software platform -- that facilitates the development of wireless data systems. We developed the AIM software platform in 1997 to improve the performance of data delivery over wireless networks and to provide a development kit to speed the software development process. We use the AIM software platform internally to develop and support the wireless data services we offer our customers. We have launched a program to license the AIM software platform to both software developers and large corporations. Software developers can integrate the AIM software platform with their applications to provide those applications with a wireless capability. When the AIM-based application is sold, we can then earn one-time revenue from per-user license fees or recurring revenue if the application is run from our network operations centers. Similarly, corporate customers who develop AIM-based applications for their own use can pay us license fees per user or recurring services fees if we host the application.

     How the AIM software platform works. The diagram below illustrates how the AIM software platform works to integrate sources of data with wireless networks and devices. Data and applications come from internal corporate systems, from public data sources via the Internet or from proprietary systems such as Reuters Selectfeed Plus. The AIM software platform then takes the data, replaces unnecessary or repetitive message-header information with more streamlined tags, compresses and encrypts it so the data can move quickly and securely outside the security system (or "firewall"), controlling access to and from the source's network, and then sends it over the airwaves using any of a number of wireless networks to the intended device. Not all devices will work on all wireless carrier networks. Our AIM software platform

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

is designed with the flexibility to support other networks as they are developed and as customer needs require.

                           [HOW THE AIM SOFTWARE PLATFORM WORKS FLOW CHART]

     The AIM software platform has the following features and benefits.

     - The AIM software platform enhances the speed, efficiency and security of data transmission over wireless networks. The AIM software platform trims unnecessary electronic message tags and compresses data, with no loss in the reliability of message delivery. As a result, users get data quickly and at a low cost. The AIM software platform uses a sophisticated technology known as elliptic curve cryptography, or ECC, which was developed by Certicom, to encode the data so it cannot be read by a third party that intercepts the data.

     - The AIM software platform simplifies programming required to convert data into a form that can be transmitted over wireless networks. The AIM software platform uses industry-standard programming languages and includes application program interfaces. The AIM software platform comes with a software development kit that provides programmers step-by-step guides and automatically generates code for major system components based on the options selected. As a result, programmers can focus on the business objectives the system is designed to meet, rather than becoming immersed in unfamiliar and complex software and wireless network protocols.

     - The AIM software platform facilitates the interaction of major operating systems on which most corporate applications run with the most widely used wireless data networks and devices. To date, the AIM software platform is compatible with the following wireless network carrier protocols, mobile device operating systems and corporate operating systems:

        -- wireless network carrier protocols: CDPD, Mobitex, Motient, iDEN and ReFLEX;

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

        -- mobile device operating systems: Palm computing platform, Windows CE, two-way pagers and Windows 95/98/NT and their corresponding modems; and

        -- corporate operating systems: Windows NT, Sun Solaris and Linux.

     As a result, our business customers can offer a wide variety of applications for wireless transmission, and end users can similarly choose from a number of devices. Our engineers continually develop the capabilities of the AIM software platform as new protocols, devices and systems emerge.

     ScoutWare

     We offer the ScoutWare family of software products we acquired in our acquisition of Riverbed. ScoutWare is a package of mobile data management software and development tools that allows remote and mobile workers to exchange information with corporate databases and the Internet. ScoutWare also gives information technology personnel tools to manage, deploy and connect their corporate data with handheld devices. We are in the process of integrating ScoutWare with our AIM wireless integration platform to offer customers a complete set of wireless and mobile data solutions. ScoutWare products reside both on handheld devices and on corporate computer servers. Mobile workers use ScoutWare when they electronically exchange, or synchronize, data between their handheld devices and corporate databases. There are four product categories in the ScoutWare software suite -- ScoutSync, ScoutIT, ScoutArchitect and
ScoutWeb -- each of which is explained below:

     - ScoutSync provides the core connection between a handheld device and a corporate database. ScoutSync operates on both the Palm OS platform and the Windows CE operating system to connect to a corporate network using the common Internet protocol TCP/IP. Any number of remote devices may be simultaneously connected to a single network, and the devices can be a combination of Palm or Windows CE devices. ScoutSync can exchange information either over a wireless network or through a cradle that is connected to a computer linked to a corporate network. ScoutSync is made up of four key components, illustrated in the diagram below:

                 [HOW THE SCOUTSYNC SOFTWARE PLATFORM WORKS FLOW CHART]

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

        (1) ScoutSync Client, a software application that is loaded into the handheld device, allows the device to initiate and carry out a synchronization session.

        (2) ScoutSync Server, a software application that resides on a computer workstation linked to the corporate network, allows two-way communication between a device and corporate data sources and lets system administrators monitor, update and back up remote devices.

        (3) ScoutSync Service, a set of computerized instructions that resides on the ScoutSync Server, manages central processing components, called "conduits," enabling them to transfer data between the remote device and a corporation's software programs.

        (4) ScoutSync Conduit, a central processing component that resides on a ScoutSync Server, carries out synchronization tasks and can access and manipulate files and databases on both the corporate database side and the mobile device side.

     - ScoutIT allows corporate information technology professionals to manage the interaction between corporate databases and handheld devices. Residing on either a Windows NT or Solaris server, ScoutIT allows information technology managers to control how handheld devices share information with corporate databases. Managers can administer a system allowing thousands of remote devices to send and receive information from a single location, including backing up and restoring data to ensure security, upgrading and configuring applications and tracking how applications are being used.

     - ScoutArchitect is a package of software applications and software developer tools that allows developers to create mobile-ready versions of their corporate software applications. ScoutArchitect allows corporate developers to quickly identify the most critical elements of a corporate software application for a handheld device. Applications can be developed independent of the software the device operates on or development environment, allowing the customer to avoid reconstruction of critical elements of an application when moving to different operating software or development tools. ScoutArchitect also includes programmer and application interfaces that allow independent software vendors to write handheld device applications that can plug into their own applications and systems.

     - ScoutWeb allows handheld devices to receive Internet and intranet data. ScoutWeb manipulates data from the Internet so that the data can be effectively used on mobile devices, including WAP smartphones.

ENGINEERING SERVICES

     We began operations in 1996 by providing engineering services to businesses seeking to develop wireless data systems. Our customers have included the U.S. Postal Service and Reuters Group Overseas Holdings (UK) Limited. Our engineers have experience in developing wireless applications for a variety of businesses.

     Since 1998, we have focused our efforts more on developing wireless data services that will result in recurring subscription revenue to us. While we therefore no longer provide engineering services strictly to generate revenue, we do take on engineering assignments that might allow us to embrace technological advances or expand into new industry sectors or services. In addition to our contract with OmniSky, our current engineering services clients include Response Services Center, LLC, an emergency vehicle response company, Inciscent and Merrill Lynch. Through our work with Response Services, we hope to develop new services for the transportation industry. Through our work with Inciscent, we are developing wireless e-mail, two-way wireless data applications, Internet access and other applications for the small business and home office segments. Through our work with Merrill Lynch, we are developing wireless

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trading and financial information services for financial professionals. We generally charge our clients for engineering time on an hourly basis or a per project flat fee.

STRATEGIC INVESTMENTS

     We make investments in a variety of businesses engaged in wireless and mobile computing. These investments support the development of new technology that can be used in combination with systems and products developed by Aether and create relationships that support our efforts to develop and sell wireless data products and systems.

     We recently formed Aether Capital as a separate division of Aether to focus our investment efforts. Wayne Jackson, formerly chief executive officer of Riverbed, is the Managing Director of Aether Capital. We are planning to contribute $150.0 million to Aether Capital and may raise other money from additional parties. Aether Capital will hold all our investments.

     Our strategic investments to date include the following:

OmniSky


     We formed OmniSky in August 1999 with 3Com. OmniSky's wireless service, for use on handheld devices, enables its subscribers to access and navigate the Internet, send and receive e-mail messages and securely conduct e-commerce transactions. OmniSky made its service commercially available beginning in May 2000. We have a 25.7% equity interest in OmniSky (assuming the underwriters do not exercise their overallotment option in OmniSky's initial public offering) in the form of common stock, which we acquired for an aggregate purchase price of $9.2 million. We provide additional details regarding our interest in OmniSky in "Transactions Between Aether and Its Officers, Directors or Significant Shareholders -- OmniSky" beginning on page 73.


     According to OmniSky, its main business objectives and strategies are to:

     - establish and market the OmniSky brand through television ads, online advertising and direct mailings;

     - extend its service offerings to additional types of handheld mobile devices, operating systems and wireless data network technologies;

     - generate additional revenues from advertising in its portal and from fees generated by e-commerce transactions that are conducted through its wireless service;

     - expand its wireless service internationally through a joint venture created with the News Corporation, in which OmniSky owns a 50.0% stake;

     - extend its sales reach by pursuing agreements with retail outlets in addition to the selected retailers through which it currently sells its wireless services, including stores operated by wireless telecommunications carriers and selected computer stores; and

     - pursue selected acquisitions of business or technologies that will enable it to increase its subscriber base and enhance its wireless service offerings.

     We provide engineering services to OmniSky on a time and materials basis and OmniSky has a perpetual, royalty-free license to use our AIM software platform. Additionally, we have a two-year right of first refusal to design and develop custom systems and applications for all services relating to investment banking and brokerage activities. We also have the right to bundle OmniSky services for a period of five years as an added feature to the other services we offer at a monthly cost to us of $6.70 per subscriber.

     Our chairman and chief executive officer, David S. Oros, is a member of the OmniSky board of directors. Janice M. Roberts, one of our directors, is also a director of OmniSky.

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Inciscent/Metrocall


     On March 17, 2000, we acquired a 27.5% interest in Inciscent in the form of preferred stock for a purchase price of $10.0 million. We formed Inciscent with Metrocall, PSINet, Hicks, Muse, Tate & Furst and other investors to develop wireless e-mail, Internet access and other applications for the small office and home office market segments. We have the right to appoint two of the seven directors of Inciscent. As part of the investment, we also acquired approximately 9.9% of the outstanding capital stock of Metrocall for approximately $17 million.

     In connection with our investment, we provided Inciscent with a non-exclusive, perpetual, non-transferable license to use our AIM software platform for $1.0 million, and also agreed to provide technical consulting and development services billed on a time and materials basis.

Sila


     We own ordinary shares and preference shares of Sila, which equal 60% of the equity interests of Sila that are outstanding or could be issued pursuant to outstanding stock options and warrants. We acquired our interest in Sila in exchange for $13.5 million in cash plus 100% of the equity interests of IFX, a company we purchased in April 2000 for $85 million. Reuters holds 40% of the equity interests of Sila, which it received in exchange for $22 million in cash plus contribution of all of its rights to Futures Pager, Reuters' wireless applications product. Under a marketing and strategic agreement with Sila and Reuters, we have agreed to give Sila sales leads and to assist its sale of our products. The agreement also gives Sila the right to a non-exclusive license to use our technology and requires Sila to give us an opportunity to sell it our products. For as long as we continue to own a greater than 50% equity interest in Sila, we have the right to appoint four directors to its seven-director board. David S. Oros, Chairman of Sila, and J. Carter Beese, Jr., a director of Sila, also serve as directors of Aether and Mr. Oros is the chairman and chief executive officer of Aether.


     Sila acquired four companies in July through September 2000. The total investment for these four acquisitions is approximately $22.0 million. All of these companies are engineering services companies and were acquired to increase the engineering resources of Sila.

Other Investments

     On June 2, 2000, we acquired a 9.9% interest in Data Critical for an initial purchase price of $10.0 million, with an option for an additional $10 million investment. Data Critical develops systems for wireless transmission of health information, including patient vital signs and other diagnostic data. Data Critical focuses on the hospital, physician and at-home consumer markets. In connection with this investment, we entered into a products development agreement with Data Critical.

     On June 30, 2000, we acquired 6.9% of Novatel for $20 million. Novatel designs, develops and markets a family of wireless data modems and enabling software for use with hand-held computing devices, notebook computers and vertical OEM applications. Novatel is one of only two companies that provide wireless modems for use with Palms. Novatel also provides systems integration services to developers of wireless data communications products.

     On July 11, 2000, we acquired 19.9% of VeriStar for $5.6 million. VeriStar links consumers to their checking, banking or debit accounts by the consumer's unique biometric identities. As part of the investment, we agreed to enter into an agreement to develop biometrically-enabled wireless commerce applications with VeriStar.

     On July 24, 2000, we acquired 11.4% of ePhones for $8 million. ePhones enables retailers to add a fully functioning wireless e-commerce operation. As part of the investment, we will become a preferred provider of wireless data solutions for ePhones, allowing ePhones' retailers to use our services.

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     On August 19, 2000, we acquired a 5.3% interest in Juniper Financial, a consumer financial services company, for $9.9 million. In connection with this investment, we also entered into a strategic alliance with Juniper.



     On September 8, 2000, we acquired an 8.0% interest in ParkStone for $14.9 million. ParkStone is a leading developer of handheld solutions for physicians, providing wireless devices for use by physicians to access critical patient information. In connection with this investment, we entered into a strategic alliance with ParkStone.



     On September 19, 2000, we acquired a 5.7% interest in AlterEgo, a leading provider of infrastructure and services for the mobile Internet, for $6.0 million. In connection with this investment, we also entered into a strategic alliance with AlterEgo.


RECENT AND PENDING ACQUISITIONS

LocusOne

     On February 3, 2000, we acquired all of the capital stock of LocusOne for a purchase price of $40.0 million, including the retirement of a line of credit and payment of the legal fees of LocusOne. At closing, we paid $20.0 million in cash and granted options to acquire 308,500 shares of our common stock to existing LocusOne employees. We subsequently paid the former LocusOne holders $5.4 million and have placed $13.6 million in escrow to pay all remaining obligations, which will be paid on December 31, 2000. In connection with this acquisition, the two principal stockholders of LocusOne have entered into non-competition agreements with us expiring on the later of February 2, 2002 or ten months after their termination with LocusOne.

Riverbed

     On March 6, 2000, we acquired Riverbed for shares of our common stock. In the merger, we issued 4,537,281 shares of our common stock and converted existing options held by Riverbed employees into options to acquire shares of our common stock. If all current Riverbed options vest and are exercised, we would be obligated to issue 862,480 shares of our common stock. As part of the transaction, we are holding in escrow 270,000 of the shares payable to Riverbed shareholders for 12 months to secure their post-closing indemnification obligations to us and we have agreed to indemnify up to $40.5 million of damages the sellers may incur.

IFX

     On April 6, 2000, we acquired IFX, a European provider of mobile financial data, for a purchase price of $85 million in cash, excluding related expenses of approximately $1.4 million. IFX develops leading-edge technologies to optimize the delivery of data over the next generation of digital networks currently being deployed across Western Europe. On May 5, 2000, we contributed IFX along with $13.5 million to the Sila joint venture in exchange for a 60.0% interest in Sila.

NetSearch


     On April 20, 2000, we acquired all of the membership interests in NetSearch for a purchase price of $25 million in cash, plus up to an additional $65.0 million payable over 13 months if NetSearch meets revenue targets set out in the purchase agreement. In connection with the acquisition, the two principal members of NetSearch have entered into non-competition agreements with us expiring no earlier than the second anniversary of closing. Also, we agreed to pay at least $600,000 per month for the first six months following closing to support NetSearch's sales and marketing plan.



Cerulean and Sunpro



     On September 14, 2000, we acquired Cerulean. Cerulean licenses software to the public safety sector, giving us access to another market segment. In the merger, we paid $75.0 million in cash and issued


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462,412 shares of our common stock. We converted existing options held by
Cerulean employees into options to acquire 94,275 shares of our common stock. As part of the transaction, we escrowed 10% of the aggregate merger consideration to be paid to Cerulean shareholders for one year from the date of the merger to secure their post-closing indemnification obligations to us, and we agreed to indemnify the sellers for damages they may incur up to 10% of the merger consideration. The former shareholders of Cerulean have the right to one shelf registration to register their shares of our common stock after April 30, 2001. On September 18, 2000, we acquired Sunpro, a leading provider of fire service records management software, for $10.8 million in cash.



Motient



     On September 19, 2000, we entered into a binding letter of intent to acquire Motient's retail transportation business unit for $45 million in cash plus an additional sum of up to $22.5 million depending on whether certain revenue and other incentive targets are met in 2001. We also agreed to a long-term reseller arrangement of Motient satellite and terrestrial network services for $25 million over three years.


     As part of our acquisition strategy, we routinely review and conduct investigations of potential acquisitions. When we believe a favorable opportunity exists, we seek to enter into discussions with the owners or management regarding the possibility of an acquisition, investment or joint venture. At any given time, we may be in discussions with one or more parties. We are currently reviewing acquisitions, investments and joint ventures that could extend our business into new areas.

OPERATIONS

Engineering and Project Implementation


     Our most important operational resource is our engineering staff. This staff includes wireless systems engineers, software engineers who specialize in developing applications for handheld devices and engineers who specialize in systems integration and testing. We have steadily built our engineering ranks from ten in 1998 to over 290 in September 2000. Many of our engineers come from engineering departments at established companies, including IBM, Westinghouse Electric Corporation and UPS/Roadnet. Eleven of our engineers, including our chief technology officer, comprise our research and development division. This group evaluates emerging technologies and business opportunities and plays a key role in determining which projects to pursue.


     Project implementation is critical to the effective delivery of services to our customers. Projects generally consist of the following phases: project definition, development, pilot testing, quality assurance and launch. Each project has a project manager who works closely with the customer and coordinates our engineers and our operations and marketing personnel through all phases of the project. Our operations staff prepares documentation and training manuals. During the product launch phase, we send operations teams to train customer personnel on product use and support. Our marketing department works closely with customers before commercial launch to coordinate advertising and publicity.

Technology and Network Operations

     We operate a secure network operations center at our headquarters in Owings Mills, Maryland. We believe that this center is a vital component of our wireless data service offerings and differentiates us from our competitors. By outsourcing to us, our customers are relieved of the technology and operations burden of managing a highly complex wireless data system. From our network operations centers, we maintain high speed data transmission lines, known as T1 connections, both to our customers' data sources and to the wireless data networks we use. The Owings Mills network operations center is equipped with Cisco and Hewlett-Packard networking equipment, Sun Sparc UNIX servers and high-end clustered NT servers. In the event of a power failure, we maintain backup power supplies, including diesel-powered generators that are tested and serviced regularly. Our network operations centers are capable of meeting the security standards for services we developed or are developing for our clients. Our primary center is staffed 24

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hours a day, seven days a week. We also maintain network operation facilities in
Bethesda, Maryland and Jacksonville, Florida. Our facility in Tempe, Arizona, which we are now developing, will provide expanded capacity and serve as a back-up facility when it is completed.

     In December 1999, we established the WAP Enterprise Center. The center is comprised of engineers who develop applications for WAP smartphones and the systems to support data communication to these devices. The center currently is developing WAP-enabled financial trading applications that will work with WAP smartphones and is exploring WAP-based opportunities with wireless carriers, WAP vendors and enterprise customers. We expect that National Discount Brokers and Nextel will utilize the services of the WAP Enterprise Center when the products we are developing for them are introduced.

Sales and Marketing


     We are expanding our sales and marketing efforts for our services in the financial services and other industries as well as for software licensing. As of September 2000, we have over 160 sales and marketing professionals who specialize in each market segment but who also can sell across the entire product and service line. We intend to increase this number significantly in the next 12 months, with sales and marketing personnel focusing on each industry we pursue, as well as a dedicated marketing team for software licensing. Our business development personnel and senior executives also spend a considerable amount of time developing potential customer relationships and selling and promoting our services. We intend to spend an estimated $20.0 million on a branding campaign in the remainder of 2000, including print and television advertising. Our current customer segments, the services we sell to them and how we reach them are described below.


     - Individual investors and financial market professionals.   We believe
       individual investors are the primary subscribers to our wireless financial information and trading services, such as MarketClip, PocketBroker and TradeRunner. Print advertising in finance-related publications is our primary means of marketing these services. Our strategy is to share marketing and advertising costs with our strategic partners and corporate customers associated with particular services. Except for the PocketBroker product, our customer service center handles inbound calls generated from these marketing efforts and signs up new subscribers. We also seek to develop relationships with financial institutions, whose market professionals become the end users of our services, such as F/X Alert. We market our products through direct sales executives in New York, Atlanta and Chicago and through occasional advertising in financial trade publications.

     - Companies that track inventory, deliveries and logistics.   We target
       sales of our e-Mobile Delivery service to companies that need to track the movement of their drivers and inventories across broad geographic areas on a real-time basis. Examples of such customers include Physician Sales & Service, MAC Papers, Office Depot, NuCo2 and Suntory Water Group. We work with strategic partners, including Symbol Technologies, Intermec Technologies Corp. and BellSouth Wireless Data to market e-Mobile Delivery.

     - Corporate software developers and independent software vendors. We target as potential licensees of our AIM software platform large corporations with significant mobile workforces who wish to develop their own wireless applications, as well as software vendors and manufacturers of handheld devices. We target the same customer segments for the ScoutWare suite of mobile data management products and licensees of these products include Palm, the U.S. Postal Service, Becton Dickinson and Oracle. Each of our salespeople offers AIM and ScoutWare licensing along with our full array of wireless data design, development and support services. In our experience, corporate customers who initially sought only to license our AIM software have often decided to purchase complete wireless data communications systems and services from us. Our sales force targets independent software vendors for licensing of both AIM and ScoutWare through conferences, trade shows, vendor forums and trade advertising.

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

     - Merchants who communicate with Internet customers. We target sales of our merchant notification system to merchants who target Internet customers requiring immediate responses. Our strategy is to target automotive dealerships and real estate companies.

     - Engineering services clients. As part of our business development effort, we seek out engineering assignments that might allow us to embrace technological advances or expand into new industry sectors or services.

     - Sila. Sila targets its marketing efforts to the following two primary audiences in Europe and plans to expand its efforts to consumers in Asia, Africa and the Middle East:

      -- major corporations with a need to extend their mission critical applications to handheld devices; and

      -- data and value-added services departments of wireless carriers.

      Sila has sales organizations in each country responsible for sales within that country and these organizations are further supported by industry and application sales staff with specific industry knowledge and application expertise.

Product Fulfillment, Customer Service and Billing

     We provide product fulfillment, customer service and billing at our customer service centers in Owings Mills, Maryland; Vienna, Virginia; Tempe, Arizona; and Richmond, Virginia. Sila provides these services through customer service representatives located throughout Europe and in Singapore. We maintain a modest inventory of mobile devices and wireless modems, which we buy in bulk from manufacturers and resellers. Our customer service representatives first verify that a potential subscriber will have wireless network coverage where that subscriber plans to use the service. For qualified subscribers, we load and configure custom software on mobile devices, activate wireless modems and perform quality assurance checks. We then pack, ship and track the product until the subscriber receives it. For end users who already own a device, we provide only the modem and software application. We handle all repair and warranty issues for devices we provide to our subscribers.


     We train our customer service representatives to handle inquiries about our services, device features and wireless communications. Our customer service personnel are available seven days a week from 8:00 a.m. until 11:00 p.m. eastern time. We currently employ over 90 customer service representatives.


     We handle customer billing for all subscription fees, device and modem purchases, securities exchange and market fees and other charges. We bill monthly for subscriber services, which our non-corporate customers must pay by credit card. As a result, our billing system can support increases in our subscriber base. We intend to enhance our billing capabilities as our needs grow.

STRATEGIC RELATIONSHIPS

     A key to our ability to provide complete wireless data services to our customers is our relationships with third parties. These relationships take time to develop, and having already formed them provides us with an advantage in getting our services to market before our competitors. We maintain the strategic relationships described below.

Wireless Network Carriers

     We believe our relationships with wireless network carriers are mutually beneficial. We believe we are among the largest buyers of wireless data network capacity for many of the carriers we use. As a result, we are able to negotiate favorable rates. Typically, we have one-year contracts to buy data network capacity either for an agreed amount of kilobytes at a flat fee or on a cents-per-kilobyte basis. We have contracts with Verizon Wireless, AT&T Wireless Services, BellSouth Wireless Data, SBC Communications, Inc., Metrocall and Motient. As a result, we can give our customers a wide variety of wireless carrier choices.

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

In addition, we have announced a strategic relationship with Nextel through which we have agreed to provide Internet and wireless data solutions to enterprise customers.

Hardware and Software Vendors

     Our services increase the usefulness of wireless handheld devices, and we believe our services will increase sales of these devices. Mobile device manufacturers have therefore assisted us in various projects we have undertaken. We worked closely with 3Com, an Aether investor, on the development of our wireless applications for Palm devices. In August 1999, a subsidiary of Ericsson, one of the largest manufacturers of wireless phones, agreed to assist us in developing services using WAP phones and next-generation, high-speed GPRS data networks. In December 1999, we announced a strategic alliance with Phone.com to jointly pursue corporate customers using Phone.com's WAP browser technology for Web-enabled smartphones and our development and service capabilities. In April 2000, we announced a multi-tiered business and marketing agreement with RIM, a manufacturer of wireless devices and software, to promote each other's wireless solutions. We are working with Microsoft, Compaq and Sierra Wireless to jointly provide the TD Waterhouse application. We participate in industry development groups dedicated to bringing new applications to wireless data, such as the Palm developers group, the WAP Forum and the Windows CE developers forum.

Financial Content Providers

     Financial content providers supply us with real-time financial information, which we provide to our wireless data subscribers. Reuters, which is an Aether investor, is our primary provider of financial information and market data for MarketClip and TradeRunner. We have a license to use information from Reuters with an initial term extending through August 2001, and the term automatically extends each year after that unless we or Reuters decide to end the license. We also have a license to use financial data from Bridge, another financial content provider, and its subsidiary Telerate, Inc. We have agreements with the New York Stock Exchange, the Nasdaq Stock Market, Inc., the Chicago Board of Trade and the Options Price Reporting Authority that authorize us to provide real-time price quotes.

Other Strategic Relationships

     We are working to develop new products through strategic relationships with systems integrators such as Proxicom Inc. and TIBCO Software, Inc., electronic messaging companies such as Critical Path and RIM and other companies in the areas of wireless commerce (VISA, First Data, CyberBills, MICROS), healthcare (Data Critical, ParkStone), financial services (Multex), and transportation and field services (Videre).

COMPETITION

     The market for our services is becoming increasingly competitive. We believe we offer the broadest range of services to businesses necessary to enable the development, offering and ongoing support of wireless data communication systems for their employees or customers. The widespread adoption of industry standards may make it easier for new market entrants to offer some or all of the services we offer and may make it easier for existing competitors to introduce some or all of the services they do not now provide, or improve the quality of their services. We expect that we will compete primarily on the basis of the functionality, breadth, quality and price of our services. Our current and potential competitors include:


     - wireless financial services providers, including w-Trade and 724
       Solutions;



     - wireless communications software companies, including Phone.com, Nettech Systems Inc. and Dynamic Mobile Data;



     - wireless data services providers, such as Wireless Knowledge, a joint venture of Microsoft and Qualcomm Inc., RIM, GoAmerica, i3 Mobile, Inc. and Infospace.com;



     - wireless systems integrators, such as IBM, Verizon and Razorfish, Inc.;

     - wireless network carriers, such as Verizon Wireless, AT&T Wireless Services, Sprint PCS, Nextel Communications, Inc. and Metricom, Inc.; and



     - mobile data management software providers, including Puma Technology, Inc., AvantGo, Inc. and Extended Systems, Inc.


     Many of our existing and potential competitors have substantially greater financial, technical, marketing and distribution resources than we do. Additionally, many of these companies have greater name recognition and more established relationships with our target customers. Furthermore, these competitors may be able to adopt more aggressive pricing policies and offer customers more attractive terms than we can.

     Notwithstanding the increasing competitiveness of our market, we believe that our potential competitors face substantial barriers to market entry. Development of wireless data systems comparable to those we have already developed is time consuming and costly. Moreover, the engineering talent necessary to develop such systems is scarce.

INTELLECTUAL PROPERTY RIGHTS

     We own applications for federal registration or common law rights in the following trademarks: AirBroker(R), Aether Technologies(TM), Aether(TM) and our logo, Aether International(TM), Aether Logistics(TM), Aether Wireless Commerce(TM), Aether Healthcare(TM), Aether Financial Services(TM), Wireless Solutions for a Portable Planet(TM) and e-Mobile(TM). In addition, we own federal trademark registrations for LocusOne(R), PocketFutures(R), DocuPro(R) and F/X Alert(R). We do not have any federal trademark registrations in the name "Aether," "AIM" or "e-Mobile" and we may not be able to obtain such registrations due to conflicting marks or for other reasons. We have been informed that another party claims intellectual property in the mark e-Mobile. We also own applications for federal registration or common law rights in the following trademarks: MoneyClip(TM), E-Browse(TM), Mobeo(TM), Status Quote(TM), Riverbed Technologies(TM), ScoutArchitect(TM), ScoutSync(TM), ScoutWeb(TM), ScoutWare(TM), ScoutIT(TM), Free to Go Mobile(TM) and Solutions for the Mobile Enterprise(TM). Reuters and Reuters MarketClip(TM) are the property of Reuters Group Plc. Morgan Stanley Dean Witter Online TradeRunner(TM) is the property of Morgan Stanley Dean Witter Online. This prospectus also includes trade dress, trade names and trademarks of other companies. All other brand names or trademarks appearing in this prospectus are the property of their respective holders.

     We rely on a combination of patent, copyright, trademark, service mark, trade secret laws and contractual restrictions to establish and protect proprietary rights in our services. We have applied for a patent on our AIM platform, which addresses the technology employed to integrate various data sources with wireless networks and devices. Mobeo has applied for seven patents for its technology. We have also applied for a patent on the ScoutWare(TM) technology, which relates to a system and method for synchronizing information records between a remote device and a server in a computer network. There can be no assurances that these applications will be granted or, if granted, that holders of other patents will not claim that the patents infringe their patents.

     The steps we have taken to protect our intellectual property may not prove sufficient to prevent misappropriation of our technology or to deter independent third-party development of similar technologies. The laws of certain foreign countries may not protect our services or intellectual property rights to the same extent as do the laws of the United States. We also rely on certain technologies that we license from third parties including data feeds and related software from Reuters Select Feed Plus and Bridge Information Services and encoding technology from Certicom. In addition, our ScoutWare software platform relies on a license of Prism software by Spyglass, Inc. These third-party technology licenses may not continue to be available to us on commercially attractive terms. The loss of the ability to use such technology could require us to obtain the rights to use substitute technology, which could be more expensive or offer lower quality or performance, and therefore have a material adverse effect on our business, financial condition or results of operations.

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

     Third parties could claim infringement by us with respect to current or future services. We expect that participants in our markets will be increasingly subject to infringement claims as the number of services and competitors in our industry segment grows. We have received two claims that we have infringed patents developed by other parties. Although we believe these claims are without merit, these and other intellectual property claims, with or without merit, could be time-consuming and expensive to litigate or settle, could require us to enter into costly royalty arrangements, could divert management attention from administering our business and could otherwise hinder us from conducting our business. Royalty or licensing agreements might not be available on terms acceptable to us or at all. As a result, any such claim could have a material adverse effect upon our business, financial condition or results of operations.

GOVERNMENT REGULATION

     We are not currently subject to direct federal, state or local government regulation, other than regulations that apply to businesses generally. The wireless network carriers we contract with to provide airtime and some of our hardware suppliers are subject to regulation by the Federal Communications Commission. Changes in FCC regulations could affect the availability of wireless coverage these carriers are willing or able to sell to us. We or OmniSky could also be adversely affected by developments in regulations that govern or may in the future govern the Internet, the allocation of radio frequencies or the placement of cellular towers. Regulations of the SEC governing online trading could reduce the level of online trading or the demand for wireless financial information. Also, changes in these regulations could create uncertainty in the marketplace that could reduce demand for our services or increase the cost of doing business as a result of costs of litigation or increased service delivery cost or could in some other manner have a material adverse effect on our business, financial condition or results of operations.

     We currently do not collect sales or other taxes with respect to the sale of services or products in states and countries where we believe we are not required to do so. We do collect sales and other taxes in the states in which we have offices and are required by law to do so. Some jurisdictions have sought to impose sales or other tax obligations on companies that engage in online commerce within their jurisdictions. A successful assertion by one or more jurisdictions that we should collect sales or other taxes on our products and services, or remit payment of sales or other taxes for prior periods, could have a material adverse effect on our business, financial condition or results of operations.

     Any new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to our business, could have an adverse effect on our business.

FACILITIES

     Our principal offices are located in Owings Mills, Maryland in a 59,000 square foot facility under a lease expiring in February 2010 with no renewal option. We also lease an aggregate of approximately 157,000 square feet for our offices in Larkspur, California, Long Beach, California, Boca Raton, Florida, Jacksonville, Florida, Bethesda, Maryland, New York, New York, Richmond, Virginia, Vienna, Virginia, and Tempe, Arizona. Sila has offices located throughout Europe and in Singapore.

EMPLOYEES


     As of September 15, 2000, we had a total of approximately 810 employees, excluding employees of Sila, and of these employees over 290 were engineers. None of our employees is covered by a collective bargaining agreement. We believe that our relations with our employees are good.


LEGAL PROCEEDINGS

     We are not currently subject to any material legal proceedings. However, we may from time to time become a party to legal proceedings arising in the ordinary course of our business.

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

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Our executive officers and directors, and their ages and positions are as follows:


                NAME                   AGE                      POSITION
                ----                   ---                      --------
David S. Oros........................  41    Chairman and Chief Executive Officer
George M. Davis......................  43    President, Enterprise Solutions and Services
                                             Group
E. Wayne Jackson III.................  39    Director and Managing Director, Aether Capital
David C. Reymann.....................  42    Chief Financial Officer
Dale R. Shelton......................  39    Chief Technology Officer
Brian W. Keane.......................  41    Senior Vice President, Business Affairs
Mitch I. Selbiger....................  42    Senior Vice President, Marketing
J. Carter Beese, Jr.(1)(2)...........  44    Director
Frank A. Bonsal, Jr.(2)..............  63    Director
Mark D. Ein..........................  35    Director
Rahul C. Prakash(1)..................  39    Director
Janice M. Roberts....................  44    Director
Dr. Rajendra Singh...................  46    Director
George P. Stamas.....................  49    Director
Robin T. Vasan.......................  34    Director
Devin N. Wenig.......................  33    Director
Thomas E. Wheeler(1).................  54    Director


---------------

(1) Member of the compensation committee.

(2) Member of the audit committee.

     David S. Oros founded Aether in 1996 and has been our chairman and chief executive officer since Aether's inception. Mr. Oros also serves on the board of directors of OmniSky. From 1994 until 1996, Mr. Oros was president of NexGen Technologies, L.L.C., a wireless software development company that contributed all of its assets to Aether. From 1992 until 1994, he was president of the Wireless Data Group at Westinghouse Electric. Prior to that, Mr. Oros spent from 1982 until 1992 at Westinghouse Electric directing internal research and managing large programs in advanced airborne radar design and development. He currently serves on the board of OmniSky. Mr. Oros received a B.S. in mathematics and physics from the University of Maryland and holds a U.S. patent for a multi-function radar system.

     George M. Davis has served as our chief operating officer since September 1997 and was appointed as president of our enterprise solutions and services group in March 2000. He joined us in September 1996 as vice president, business development to lead initiatives required to launch, maintain and develop business opportunities for our services. From September 1994 until September 1996, Mr. Davis was director of enterprise management systems at Northrop Grumman Corp. Prior to that time, Mr. Davis spent more than 14 years at Westinghouse Electric where he managed advanced military electronic development and production projects. He received a B.S. in business and economics from Bethany College.

     E. Wayne Jackson III became president of our software products group and a director at the completion of our acquisition of Riverbed. In July, 2000, he was appointed Managing Director, Aether Capital. Since October 1998, Mr. Jackson has served as the president and chief executive officer and a director of Riverbed. From September 1994 until October 1997, Mr. Jackson served as director of the emerging technologies division of Noblestar Systems Corp. Riverbed was created by Noblestar in 1998. He received a B.S. in business administration, finance, from James Madison University.

     David C. Reymann has served as our chief financial officer since joining us in June 1998. Mr. Reymann is also responsible for our treasury management services, investor relations and human

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

resources. Before joining us, Mr. Reymann was director of finance and accounting for The Sweetheart Cup Company from June 1996 until May 1998, where he managed the financial analysis department and the accounting operations for 11 North American manufacturing plants. Prior to that, Mr. Reymann spent 12 years with Procter & Gamble serving in several key finance, accounting and operations positions. Prior to that, Mr. Reymann spent five years at Ernst & Young where he most recently specialized in emerging growth companies. Mr. Reymann received a B.S. in accounting from the University of Baltimore and is a certified public accountant.

     Dale R. Shelton has served as our chief technology officer since February 2000. From June 1996 to February 2000, he served as our senior vice president, engineering, during which time he directed the development of AIM and our wireless data services. From January 1994 until June 1996, Mr. Shelton served as the systems development leader for flash-flood prediction systems at the National Weather Service. From June 1992 until January 1994, Mr. Shelton was principal engineer for ARINC, Inc., where he led the development of aviation tracking and maintenance systems. He received a B.S. in computer science from the University of Maryland.

     Brian W. Keane has served as senior vice president, business affairs since joining us in August 1999. Mr. Keane is responsible for mergers and acquisitions, strategic investments, joint ventures and new strategic business initiatives. From February 1998 until August 1999, Mr. Keane was chief financial officer for Management Information Consulting, Inc., a technology consulting company. Prior to that, Mr. Keane spent ten years as an investment banker with Smith Barney Inc. Mr. Keane received a B.A. in history and mathematics from Cornell University and an M.B.A. from Harvard Business School.

     Mitch I. Selbiger has served as our senior vice president, marketing since January 2000. Mr. Selbiger is responsible for our advertising, branding, marketing and public relations activities. From March 1999 until January 2000, Mr. Selbiger served as vice president of marketing for OTG Software. Prior to that, from July 1998 until March 1999, he served as vice president of marketing for NetFactory. From August 1997 to July 1998, he served as director of eastern area marketing for Netscape Communications, Inc. 1995 to 1997, he served as director of government marketing for Sybase, Inc. Mr. Selbiger received a B.S. in business administration from the University of Vermont and an M.B.A. from George Washington University.

     J. Carter Beese, Jr. was elected a director of Aether on October 20, 1999. Since July 1998, Mr. Beese has served as president of Riggs Capital Partners, a division of Riggs National Corp., where he oversees a $100 million venture capital fund. From September 1997 until July 1998, he served as vice chairman of the Global Banking Group of BT Alex. Brown. Prior to the merger of Bankers Trust and Alex. Brown, Mr. Beese was chairman of Alex. Brown International from November 1994 until September 1997. From February 1992 until November 1994, Mr. Beese served as a commissioner of the U.S. Securities and Exchange Commission. Mr. Beese serves as a senior advisor to the Center for Strategic and International Studies, a non-partisan public policy think tank, and is involved in the World Economic Forum. He serves as a director on the boards of China.com; Internet Securities, Inc., a company majority owned by Euromoney Institutional Investor, Inc.; and Natural Solutions, Inc. Mr. Beese received a B.S. in economics and political science from Rollins College.

     Frank A. Bonsal, Jr. was elected a director of Aether on October 20, 1999. Since 1978, Mr. Bonsal has been a founding partner of New Enterprise Associates, one of the largest venture capital firms in the United States. Mr. Bonsal has focused on the development of early stage companies. He currently serves as a director on the boards of CARS, Inc., CORVIS Corp. and Healthy Pet Inc. In addition, he is a special limited partner of Amadeus Capital Partners, Boulder Venture, Novak Biddle, Trellis Ventures and Windward Ventures. Mr. Bonsal received an A.B. in economics from Princeton University.

     Mark D. Ein was a co-founder of Aether, and was elected a director of Aether on October 20, 1999. Mr. Ein is the founder and chief executive officer of Venturehouse Group, a holding company that was established in September 1999 to create, invest in and acquire technology and telecommunications companies. From 1992 until September 1999, Mr. Ein was a principal with The Carlyle Group, where he was responsible for many of its telecommunications investment activities. Prior to joining Carlyle, Mr. Ein
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

was an associate with Brentwood Associates, where he worked on leveraged buyout and venture capital investments. Prior to joining Brentwood Associates, he was an analyst in the real estate department of Goldman, Sachs and Co. Mr. Ein currently serves as a director on the boards of LCC International, Inc. and several private companies. Mr. Ein received a B.S. in economics from the University of Pennsylvania and an M.B.A. from Harvard Business School.

     Rahul C. Prakash was elected a director of Aether on October 20, 1999. Since January 1997, Mr. Prakash has served as president of Telcom Ventures, L.L.C., a wireless communications investment company. From January 1994 until December 1996, Mr. Prakash served as vice president, business development of Telcom Ventures. Prior to that time, he served as a director of business development at LCC International, Inc., a worldwide provider of wireless engineering and design services. From 1993 until 1994, Mr. Prakash was the director of business development for Telemate, a joint venture he helped establish between LCC and France Telecom. Mr. Prakash is also a director of several private telecommunications companies controlled by Telcom Ventures. He received an M.B.A. in international finance from American University and an M.B.A. from the University of New Delhi, Faculty of Management Studies.

     Janice M. Roberts was elected a director of Aether on October 20, 1999. Since April 2000, Ms. Roberts has been a general partner of Mayfield Fund. From September 1992 until March 2000, Ms. Roberts served as senior vice president of global marketing and business development for 3Com. She is also president of 3Com Ventures, a corporate investment fund. From January 1992 until September 1992, Ms. Roberts served as vice president and general manager for 3Com's enterprise networking division. From 1989 until January 1992, Ms. Roberts was with BICC Communications where she held several positions, including most recently, president and managing director of its worldwide data networking business. Previously, she held a number of senior international marketing, sales and business development positions in engineering, electronics and communications-based companies. She currently serves on the board of OmniSky. She holds an Honors degree in economics and business from the University of Birmingham in the United Kingdom and is a member of the Chartered Institute of Marketing.

     Dr. Rajendra Singh was elected a director of Aether on October 20, 1999. Since December 1993, Dr. Singh has served as chairman of the board of directors and chief executive officer of Telcom Ventures, L.L.C. From 1983 until June 1996, Dr. Singh served as chairman of the board of directors of LCC International, Inc., which he co-founded with his wife in 1983. Dr. Singh has played an instrumental role in the cellular industry by developing key standards used today in wireless system design and methodology. Dr. Singh is a member of the board of directors of Teligent, Inc., XM Satellite Radio Holdings, Inc. and LCC International, Inc. He received a Ph.D. in electrical engineering from Southern Methodist University.


     George P. Stamas was elected a director of Aether on October 20, 1999. Since January 2000, Mr. Stamas has served as the vice chairman of the board and managing director of Deutsche Banc Alex. Brown. From April 1996 until December 1999, Mr. Stamas was a partner with the law firm of Wilmer, Cutler & Pickering and now serves as a consultant to Wilmer, Cutler & Pickering. From 1983 until April 1996, Mr. Stamas was a partner at Piper & Marbury L.L.P. Mr. Stamas is counsel to, and a limited partner of, the Baltimore Orioles baseball team. Mr. Stamas also serves on the board of directors of FTI Consulting, Inc., a provider of litigation support services, Luminant Worldwide Corporation, a provider of Internet consulting services and Metrocall, a paging company. He received a B.S. in economics from the Wharton School of the University of Pennsylvania and a J.D. from University of Maryland Law School.


     Robin T. Vasan was appointed as a director of Aether at the completion of our acquisition of Riverbed. Since June 1998, Mr. Vasan has been a general partner of Mayfield Fund, a venture capital fund. From June 1994 until February 1997, he served as vice president, core technology of Risk Management Solutions, an insurance software company. In 1997 and 1998, he attended Harvard Business School. He received a B.A.S. in industrial engineering and economics from Stanford University and an M.B.A. from Harvard Business School. Mr. Vasan is a member of the board of directors of WebMethods, Inc., a business-to-business infrastructure software and service company.

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

     Devin N. Wenig was elected a director of Aether on October 20, 1999. In April 1994, Mr. Wenig joined Reuters America, Inc. and was promoted to managing director of Reuters Information in February 2000, where he has global responsibility for the regional and central marketing function, product development, electronic commerce, the data groups and commercial policy for Reuters's information businesses in the Americas. Mr. Wenig serves as a director on the boards of Loan Pricing Corp., Intralinks, Inc., FreeEdgar.com and Multex.com. He received a B.S. from Union College and a J.D. from Columbia University.

     Thomas E. Wheeler was elected a director of Aether on October 20, 1999. Since 1992, Mr. Wheeler has served as president and chief executive officer of the Cellular Telecommunications Industry Association. In 1994, Mr. Wheeler was appointed by President Clinton to a six-year term as a member of the board of trustees of the John F. Kennedy Center for the Performing Arts. Mr. Wheeler is a director on the boards of the Public Broadcasting System, the U.S. Capitol Historical Society and OmniSky. He received a B.S. in business administration from Ohio State University.


     Our board has twelve directors. NexGen, Telcom-ATI Investors, L.L.C., Reuters and 3Com -- who will together hold 34.3% of the shares of common stock outstanding after the offering -- are parties to a stockholders agreement that governs voting for our directors. The agreement requires each party to vote all its shares for two directors named by NexGen, two directors named by Telcom-ATI Investors, two directors named jointly by NexGen and Telcom-ATI Investors and one director named by each of Reuters and 3Com. Messrs. Oros and Ein were appointed by NexGen, Dr. Singh and Mr. Prakash were appointed by Telcom-ATI Investors, Messrs. Wheeler and Bonsal were appointed jointly by NexGen and Telcom-ATI Investors, Mr. Wenig was appointed by Reuters and Ms. Roberts was appointed by 3Com as directors under the stockholder agreement. The terms of the stockholder agreement are further described in "Transactions Between Aether and Its Officers, Directors or Significant Stockholders."


     Directors serve for a term of one year.

     Our executive officers are appointed by, and serve at the discretion of, our board of directors. We expect that each of our officers will devote substantially full time to our affairs. We expect that our non-employee directors will devote such time to our affairs as is necessary to discharge their duties. There are no family relationships among any of our executive officers, directors or key employees.

COMMITTEES OF THE BOARD OF DIRECTORS

     The compensation committee consists of Messrs. Beese, Prakash and Wheeler. The compensation committee:

     - determines the compensation of senior executive officers (such as the chief executive officer and chief financial officer), subject, if the board so directs, to the board's further ratification of the compensation;

     - determines the compensation for other officers or delegates such determinations to the chief executive officer;

     - grants options, stock or other equity interests under our stock option or other equity-based incentive plans; and

     - administers those plans and, where such plans specify, our other employee benefit plans.

     The audit committee consists of Messrs. Beese and Bonsal. The audit committee:

     - makes recommendations to the board concerning the engagement of independent accountants;

     - reviews with the independent accountants the plans and results of the audit engagement;

     - approves professional services provided by the independent accountants;

     - considers the range of audit and non-audit fees;

     - verifies that auditors are independent of management and are objective in their findings;

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

     - reviews the annual audit and recommendations of internal controls and related management response;

     - reviews the audit reports with management and the auditor; and

     - monitors management's efforts to correct deficiencies described in any audit examination.

DIRECTOR COMPENSATION

     Except for reimbursement for reasonable travel expenses relating to attendance at board meetings and discretionary grants of stock options, directors will not be compensated for their services as directors. Directors who are employees will be eligible to participate in our equity incentive plan. In October 1999, we granted options to purchase 12,600 shares to each director and options to purchase 4,000 shares to each member of the audit and compensation committees. The exercise price of these options is equal to $16.00 per share. Mr. Wenig's options are held in trust, and he currently has no beneficial interest in the options.

     The following table identifies options that we have granted to non-employee directors since January 1, 1999.

                                         NUMBER OF
                                     SHARES UNDERLYING    EXERCISE
       NON-EMPLOYEE DIRECTOR              OPTIONS          PRICE
       ---------------------         -----------------    --------
J. Carter Beese, Jr. ..............        20,600          $16.00
Frank A. Bonsal, Jr. ..............        37,500            1.77
                                           16,600           16.00
Mark D. Ein........................       100,000            1.60
                                           17,500            4.00
                                           12,600           16.00
Rahul C. Prakash...................        16,600           16.00
Janice M. Roberts..................        12,600           16.00
Dr. Rajendra Singh.................        12,600           16.00
George P. Stamas...................         5,000            2.40
                                           12,600           16.00
Devin N. Wenig.....................        12,600           16.00
Thomas E. Wheeler..................        37,500            1.77
                                           16,600           16.00

EXECUTIVE COMPENSATION

     Summary Compensation. The following table sets forth compensation for 1998 and 1999 awarded to, earned by or paid to our chief executive officer and the four other most highly paid executive officers. We refer to these five officers as the "named executive officers."

                                                                    LONG-TERM
                                  ANNUAL COMPENSATION          COMPENSATION AWARDS
                               --------------------------   -------------------------
                                                                             SHARES
                                                            OTHER ANNUAL   UNDERLYING     ALL OTHER
 NAME AND PRINCIPAL POSITION   YEAR    SALARY     BONUS     COMPENSATION    OPTIONS      COMPENSATION
 ---------------------------   ----   --------   --------   ------------   ----------    ------------
David S. Oros................  1999   $200,000   $250,000          --       945,100             --
  Chairman and Chief           1998    200,000    150,000          --            --             --
  Executive Officer
George M. Davis..............  1999    157,292     24,504          --        55,000         $7,750
  President, Enterprise        1998    133,333     52,895      $2,420        75,000             --
  Solutions and Services
  Group
Dale R. Shelton..............  1999    129,167     20,000          --        42,500             --
  Chief Technology Officer     1998    109,200      4,000          --        50,000             --

                                                                    LONG-TERM
                                  ANNUAL COMPENSATION          COMPENSATION AWARDS
                               --------------------------   -------------------------
                                                                             SHARES
                                                            OTHER ANNUAL   UNDERLYING     ALL OTHER
 NAME AND PRINCIPAL POSITION   YEAR    SALARY     BONUS     COMPENSATION    OPTIONS      COMPENSATION
 ---------------------------   ----   --------   --------   ------------   ----------    ------------
David C. Reymann.............  1999    126,042         --          --        51,250             --
  Chief Financial Officer      1998     64,905         --          --        62,500             --
Brian W. Keane...............  1999     56,817     50,000          --       125,000             --
  Senior Vice President,       1998         --         --          --            --             --
  Business Affairs

     Option Grants. The following table shows information regarding stock options granted to the named executive officers during the year ended December 31, 1999. No stock appreciation rights were granted to these individuals during the year.

                                                                                                   POTENTIAL REALIZABLE
                                                                                                     VALUE AT ASSUMED
                                            PERCENTAGE                                             ANNUAL RATES OF STOCK
                                             OF TOTAL                                             PRICE APPRECIATION FOR
                        NUMBER OF SHARES     OPTIONS     EXERCISE                                       OPTION TERM
                       UNDERLYING OPTIONS   GRANTED TO   PRICE PER       EXPIRATION       ---------------------------------------
        NAME               GRANTED(*)       EMPLOYEES      SHARE            DATE             0%(6)         5%(7)        10%(7)
        ----           ------------------   ----------   ---------   ------------------   -----------   -----------   -----------
David S. Oros........       775,000(1)        28.04%      $ 1.60          June 22, 2009   $11,160,000   $18,958,293   $30,922,407
                            157,500(1)         5.70%        4.00     September 20, 2009     1,890,000     3,474,814     5,906,231
                             12,600(2)         0.46%       16.00       October 20, 2009            --       126,785       321,298
George M. Davis......        50,000(1)         1.81%        1.60          June 22, 2009       720,000     1,223,116     1,994,994
                              5,000(3)         0.18%        8.00     September 26, 2009        30,000        74,023       141,562
Dale R. Shelton......        37,500(1)         1.36%        1.60          June 22, 2009       540,000       917,337     1,496,245
                              5,000(3)         0.18%        8.00     September 26, 2009        30,000        74,023       141,562
David C. Reymann.....        18,750(1)         0.68%        1.60          June 22, 2009       270,000       388,668       678,123
                             12,500(4)         0.45%        8.00       October 11, 2009       100,000       225,779       418,748
                             20,000(3)         0.72%        8.00     September 26, 2009       120,000       296,090       566,248
Brian W. Keane.......       125,000(5)         4.52%        4.80        August 16, 2009       900,000     1,843,342     3,290,614

---------------

  * Options expire 90 days after the termination of employment of the option holder.

(1) The warrants are immediately exercisable in their entirety.

(2) Fifty percent of the options will become exercisable beginning on October 20, 2000, and the other 50% will become exercisable on October 20, 2001. None of the options will become exercisable prior to such dates unless there is a change of control of Aether, which includes a sale of all our assets or the sale of at least 80% of the equity of our company.

(3) The options will become immediately exercisable in their entirety on September 26, 2001 and none of them will become exercisable prior to that date unless there is a change of control of Aether, which includes a sale of all our assets or the sale of at least 80% of the equity of our company.

(4) The options will become immediately exercisable in their entirety on October 11, 2001 and none of them will become exercisable prior to that date unless there is a change of control of Aether, which includes a sale of all our assets or the sale of at least 80% of the equity of our company.

(5) One-third of the options are immediately exercisable. The remaining two-thirds of the options become exercisable annually over a two-year period in equal one-third increments, beginning on August 16, 2000.

(6) The options listed in this column were issued with an exercise price below the fair market value of the option at the time of issuance.

(7) The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by the SEC and are based on the assumption that the exercise price was the fair market value of the shares on the date of grant. Prior to October 20, 1999, the fair market value on the date of grant was determined by our board of directors. There is no assurance provided to any executive officer or any other holder of our securities that the actual price appreciation over the ten-year option term will be at the assumed 5% and 10% levels or at any other defined level.

     Aggregate Option Exercises and Holdings. No options were exercised by the named executive officers during the year ended December 31, 1999. The following table provides information concerning the shares represented by outstanding options held by each of the named executive officers as of December 31, 1999.

                                                    NUMBER OF SHARES            VALUE OF UNEXERCISED
                                                 UNDERLYING UNEXERCISED        IN-THE-MONEY OPTIONS AT
                                                OPTIONS AT DEC. 31, 1999          DEC. 31, 1999(1)
                                               ---------------------------   ---------------------------
                    NAME                       EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                    ----                       -----------   -------------   -----------   -------------
David S. Oros................................    932,500         12,600      $64,920,313    $  700,875
George M. Davis..............................    175,000         80,000       12,404,375     5,578,250
Dale R. Shelton..............................    150,000         67,500       10,638,751     4,715,187
David C. Reymann.............................     39,583         74,167        2,774,115     4,600,104
Brian W. Keane...............................     41,667         83,333        2,784,375     5,568,750

---------------

(1) Options were "in the money" because the closing price of Aether's common stock on December 31, 1999 exceeded the exercise price of the options. The value of unexercised options represents the difference between the exercise price of net options and $71.625, which was the last reported sale price of Aether common stock on December 31, 1999.

EMPLOYMENT AGREEMENTS WITH EXECUTIVE OFFICERS

     We have entered into employment contracts with Messrs. Oros, Reymann and Jackson.

     Mr. Oros' contract became effective June 22, 1999 and provides for a salary of $200,000 per year, a performance bonus of up to $100,000 per year and additional bonuses based on annual revenue targets. The contract has an initial term expiring in June 2002 and automatically extends for additional one-month increments until terminated by Aether or Mr. Oros on 15 days notice. Pursuant to the contract, we granted Mr. Oros a warrant to acquire 875,000 shares of our common stock. The warrant has an exercise price of $1.60 per share of common stock. We also gave Mr. Oros the right to allocate to key employees of his choosing warrants to acquire 125,000 shares of common stock having the same terms and conditions. Mr. Oros has awarded warrants for 50,000 shares of our common stock to Mr. Davis, 37,500 shares of our common stock to Mr. Shelton and 18,750 shares of our common stock to Mr. Reymann. Mr. Oros subsequently received our permission to assign part of his warrant, leaving him with a warrant to acquire 775,000 shares. In September 1999, Mr. Oros received a warrant to acquire 175,000 shares of our common stock at an exercise price of $4 per share. From this grant, Mr. Oros subsequently assigned a warrant exercisable for 17,500 shares of our common stock. Each of these warrants became exercisable upon completion of our initial public offering. If we terminate Mr. Oros' employment without cause, he is entitled to receive from us an amount equal to the salary he would have received during the balance of the term of the employment contract. Under the contract, "cause" means committing an act of gross negligence or other willful act that materially adversely affects Aether, refusing to comply in any respect with specific directions of our board of directors, or being convicted of or pleading no contest to any felony or any misdemeanor involving fraud, breach of trust or misappropriation.

     Mr. Reymann's contract was entered into June 1, 1999 and provides for a minimum salary of $127,500 per year. The contract has an initial term expiring on June 1, 2001. We and Mr. Reymann have agreed that if we terminate his employment without cause, he is entitled to receive from us an amount equal to the salary he would have received during the balance of the term of the employment contract.

     At the closing of our acquisition of Riverbed, we amended Mr. Jackson's existing employment agreement with Riverbed to provide that he would serve as president of our software products group. Mr. Jackson was subsequently given the title of Managing Director, Aether Capital. Mr. Jackson is paid a base salary of $194,000 per year. The contract is on a year-to-year basis and automatically extends for additional one-year periods on each January 22 until terminated by Aether or Mr. Jackson on 30 days notice. If we terminate his employment without cause, he will be entitled to receive from us an amount equal to 12 months of his base salary.

1999 EQUITY INCENTIVE PLAN

     Before our initial public offering, we adopted an equity incentive plan to promote our long-term growth and profitability, improve stockholder value and attract, retain and reward highly motivated and qualified employees and directors. The compensation committee of our board of directors administers the equity incentive plan unless the board of directors specifies another committee of the board of directors or chooses to act itself as administrator. The board of directors has given Mr. Oros authority as a special committee of the board to make option grants.


     Under the equity incentive plan, we can grant options for approximately 7.8 million shares of our common stock, which number will adjust automatically to be 20% of our outstanding common stock from time to time. We can grant options to employees in the form of incentive stock options for up to 3,000,000 shares, but may choose not to do so. Any options we grant that are not incentive stock options will be nonqualified stock options.


     All of our employees, directors and certain service providers are eligible to receive options under the equity incentive plan. For tax reasons, the equity incentive plan limits the number of shares covered by the options that an individual can receive in a calendar year to 50% of the original pool. The administrator will determine the prices, exercise schedules, expiration dates and other material conditions under which optionees may exercise their options. The exercise price of these options may be less than the fair market value of the common stock on the date of grant when the administrator considers that to be appropriate. We replaced the options Aether Systems LLC granted with options under this plan when we converted to a corporation before completion of our initial public offering.

     All options will become exercisable if we have a change of control, except as option agreements provide otherwise or as necessary to allow pooling of interest accounting. The plan's administrator may provide that an optionee must cooperate with us in connection with the change of control to receive this acceleration. In general, we will have a change of control if:

     - anyone acquires or holds at least 80% of our voting securities, excluding holdings by our benefit plans and some other related parties;

     - we complete a merger or consolidation, unless, in general, our pre-merger shareholders own more than 20% of the voting securities of the resulting entity;

     - our board changes in specified ways in connection with proxy contests or as a result of adding new directors who are not approved by existing directors; or

     - we complete a liquidation or dissolution or sell or otherwise dispose of all or substantially all of our assets.

In addition, unless we provide otherwise, or as necessary to allow pooling of interest accounting, the equity incentive plan and all options will terminate in defined circumstances if:

     - we are not the surviving company in a merger, consolidation or reorganization;

     - we complete a liquidation or dissolution or sell substantially all our assets; or

     - our board approves and we complete a transaction that results in a person or entity's owning all of our stock, unless the person or entity is related to us in specified ways.

However, before the equity incentive plan would terminate for one of those reasons, we would either agree that our successor would assume the options and/or the equity incentive plan, allow optionees to exercise the options if these options were in-the-money, or cancel the options by paying the amount, if any, by which the value determined with respect to that transaction exceeds the exercise price of the options.

     The equity incentive plan limits the time during which an optionee can exercise an option to no more than ten years. In addition, an optionee who leaves employment will generally have no more than 90 days to exercise an option, reduced to no days after employment in terminations for cause, and additional rules apply to death and disability. The compensation committee may, however, override the plan's rules, other than the ten-year limit. We cannot grant additional options under the equity incentive plan after September 20, 2009.

SENIOR BONUS PLAN

     We adopted a senior bonus plan before our initial public offering. A special tax rule in Section 162(m) of the Internal Revenue Code of 1986, as amended, limits the compensation that we can deduct for payments to our chief executive officer and the four other most highly compensated executive officers to $1 million per officer per year. We intend the senior bonus plan to provide incentive compensation that does not count against each executive's deduction limit. We may choose to use the senior bonus plan, or we may pay bonuses under some other future plan to which the tax deduction limits will apply, as long as we do not use the other payments to make up bonuses a participant loses under the senior bonus plan.

     Unless our board of directors selects another committee, the compensation committee administers the senior bonus plan and selects participants from our key employees and those of any subsidiaries, although we expect that most participants will be executive officers. When we refer to the "compensation committee" in discussing the senior bonus plan, we also mean any other committee that administers this plan. Only "outside directors" under the tax rules can determine the participants, set the performance goals and certify that we or the participants have met those goals. The compensation committee consists solely of two outside directors and one director affiliated with a 5% stockholder. The compensation committee has broad administrative authority to, among other things, designate participants, establish performance goals and performance periods, determine the effect of participant termination of employment and "change in control" transactions before paying an award, and generally interpret and administer the senior bonus plan. Neither we nor the board has designated any participants or established any performance goals under the senior bonus plan.

     The compensation committee will select participants for any given time period based primarily on its judgment as to which executive officers are likely to be named in our proxy statement as the chief executive officer or one of our other four most highly compensated executive officers as of the end of the performance period and that the compensation committee reasonably expects to have compensation in excess of $1 million. None of our employees exceeded that limit in 1999.

     In setting performance goals, the compensation committee will specify the applicable performance criteria and targets it will use for such performance period, which may vary from participant to participant. The performance criteria and targets will measure one or more of the following company, subsidiary, operating unit or division financial performance measures:

     - pre-tax or after-tax net income or earnings;

     - earnings before interest expense, taxes, depreciation and amortization;

     - operating income or gross revenue;

     - profit or operating margin;

     - earnings per share;

     - stock price;

     - cash flows;

     - total stockholder return;

     - total stockholder return as compared total return, on a comparable basis, of a publicly available index such as the Standard & Poor's 500 Stock Index;

     - return on equity, on capital or on investment;

     - ratio of debt to stockholders' equity;

     - subscriber growth;

     - working capital; or

     - strategic business criteria consisting of one or more objectives based upon meeting specified revenue, market penetration, geographic business expansion goals, cost targets and goals relating to acquisitions or divestitures.

     The compensation committee may set these goals (1) on an absolute stand-alone basis, or on a relative basis in comparison to others, (2) based on internal targets, (3) based on comparison with prior performance, (4) based on comparison to capital, shareholders' equity, shares outstanding, assets or net assets, and/or (5) based on comparison to the performance of other companies. For example, the compensation committee could express an income-based performance measure in a number of ways, such as net earnings per share, or return on equity or with reference to meeting or exceeding a specific target, or with reference to growth above a specified level, such as prior year's performance or peer group performance. The compensation committee can also ignore unusual or nonrecurring accounting effects. The senior bonus plan provides that achieving these goals must be substantially uncertain at the time the goals are established and are subject to the committee's right to reduce the amount of any award payable as a result of the performance as discussed below.

     The compensation committee may set a participant's target bonus, that is, the amount the participant will receive if the targets are met, as a dollar amount or in a formula, for example as a percentage share of a bonus pool, provided that, if the committee uses a pool approach, the total bonus opportunity for all participants who are part of the pool may not total more than 100% of the pool. The committee has the sole discretion to reduce, but not increase, the actual bonus awarded under the plan. The committee must determine the extent to which the performance goals are met and the participant becomes entitled to a bonus.

     The maximum bonus payable under the senior bonus plan to any one individual in any one calendar year is $3 million, although we have no plans or expectations at this time to pay bonuses of that size.

     Our board or the committee may at any time amend the senior bonus plan, and our board may terminate the plan. However, without a participant's written consent, no amendment or termination may materially adversely affect the annual bonus rights, if any, of any already designated participant for a given performance period after the participants and targets are set. Our board may make any amendments necessary to comply with applicable regulatory requirements, including the tax deduction limit for senior executives. If necessary to preserve the intended tax treatment, the board may submit future amendments of the senior bonus plan to our shareholders for approval.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of the members of our compensation committee is an officer or employee of Aether. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that a director of a corporation will not be personally liable for monetary damages for breach of his or her fiduciary duties as a director except for liability:

     - for any breach of a director's duty of loyalty to Aether or to its stockholders;

     - for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     - for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

     - for any transaction from which a director derives an improper personal benefit.

     Our bylaws provide that we will indemnify our directors and executive officers and may indemnify our officers, employees and other agents to the full extent permitted by law. We believe that indemnification under our bylaws will cover at least negligence and gross negligence on the part of an indemnified party. Our bylaws also permit us to advance expenses incurred by an indemnified party in connection with the defense of any action or proceeding arising out of a party's status or service as a director, officer, employee or other agent of Aether upon an undertaking by the party to repay the advances if it is ultimately determined that he or she is not entitled to indemnification.

     We entered into separate indemnification agreements with each of our directors and officers. These agreements require us to, among other things, indemnify the director or officer against expenses (including attorney's fees), judgments, fines and settlements paid by the individual in connection with any action, suit or proceeding arising out of the individual's status or service as a director or officer of Aether (other than liabilities arising from willful misconduct or conduct that is knowingly fraudulent or deliberately dishonest) and to advance expenses incurred by the individual in connection with any proceeding against the individual with respect to which he or she may be entitled to indemnification by us.

     We believe that our certificate of incorporation and bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors' and officers' liability insurance.

     At present we are not aware of any pending litigation or proceeding involving any director, officer, employee or agent of Aether where indemnification will be required or permitted. Furthermore, we are not aware of any threatened litigation or proceeding that might result in a claim for indemnification.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                      TRANSACTIONS BETWEEN AETHER AND ITS
                OFFICERS, DIRECTORS OR SIGNIFICANT STOCKHOLDERS

     Since January 1, 1997, we have engaged in the following transactions with our executive officers, directors and owners of 5% or more of our equity securities, or entities related to them.

EQUITY INVESTMENTS

     The following discussion describes the issuance of equity interests in connection with the initial capitalization of our predecessor, Aether Systems, LLC, and subsequent financings. Immediately prior to our initial public offering on October 26, 1999, we converted into a Delaware corporation, at which time each unit in our limited liability company was converted into two and one-half shares of our common stock and each option or warrant for one unit was converted into an option or warrant for two and one-half shares of our common stock. The discussion below gives only the number of shares of our common stock into which units were converted.

     Aeros L.L.C., our predecessor, was formed in January 1996 by NexGen Technologies, L.L.C. and a predecessor to Transettlements, Inc. At the time Aeros was formed, NexGen contributed assets in the wireless data field in exchange for 7,500,000 shares and Transettlements contributed $1,000,000 in cash in exchange for 2,500,000 shares. In May 1996, Transettlements contributed an additional $500,000 in exchange for an additional 1,250,000 shares. In August 1996, we changed our name to Aether Technologies International, L.L.C. Then, in September 1999, we changed our name to Aether Systems, LLC.


     In February 1997, a subsidiary of Telcom Ventures, L.L.C. acquired 725,000 shares from Transettlements and 107,500 shares from NexGen and contributed $1,000,000 to Aether in exchange for 1,562,500 shares. Additionally, Telcom Ventures was granted an option to purchase 1,775,000 shares from Transettlements and two options to purchase a total of 2,267,500 shares from NexGen. In December 1997, Telcom Ventures and its subsidiary contributed an additional $690,369 to Aether in exchange for an additional 575,308 shares. In June 1999, Telcom Ventures exercised its option with Transettlements and one of its options with NexGen to purchase 1,775,000 and 392,500 shares, respectively. In April 2000, Telcom exercised its second option with NexGen to purchase 1,875,000 shares. Aether did not receive any proceeds from the exercise of these options.


     In October 1997, we borrowed $100,000 from Reuters Group Overseas Holdings
(UK) Limited pursuant to a demand note that accrued interest at 7% per year. In January 1998, we borrowed an additional $100,000 from Reuters at an accrued interest rate of 7% per year pursuant to a second demand note. In March 1998, as part of the consideration paid by Reuters for Aether's development of MarketClip, Reuters cancelled both of these notes.

     In January 1998, Pyramid Ventures, Inc., a subsidiary of Bankers Trust Corporation, acquired 833,333 shares at $1.20 per share and 1,004,903 shares at $1.49 per share for total proceeds to Aether of approximately $2.5 million. At that time, Aether redeemed 208,333 shares held by NexGen for $249,999 and 625,000 shares held by Transettlements for $750,000. As part of the financing arrangement, Pyramid agreed to use reasonable efforts (1) to cause BT Alex. Brown to purchase 100 subscriptions to MarketClip for a 12-month period or (2) to refer affiliates of BT Alex. Brown or third parties to Aether for the purpose of entering into development contracts with an aggregate price of $300,000 over a two-year period.

     In June 1998, Telcom Ventures and Pyramid each loaned us $250,000. The notes accrued interest at 8% per year and were due on demand with a stated maturity date of the earlier of December 31, 1998 or the closing of an anticipated private placement of units. The notes were convertible into shares at the option of the holder at the rate of $250,000 divided by the per share price to be paid in the anticipated private placements. In connection with the issuance of these notes, we also issued warrants to acquire 14,140 shares with an exercise price of $0.01 per share to each of Telcom Ventures and Pyramid. Pyramid converted its $250,000 loan plus accrued interest in August 1998 to 142,950 shares at a per share price of $1.77 and exercised its warrant and acquired 14,140 shares. In August 1998, we repaid the amount owed

Telcom Ventures, including $2,520 in interest. In August 1999, Telcom Ventures exercised its warrant and acquired 14,140 shares at a per share price of $0.01.

     In August 1998, Reuters received 2,828,055 shares in exchange for $4,735,020 in cash and forgiveness of $530,980 we owed Reuters for hardware and other inventory, offset by $266,000 Reuters owed us under a license agreement we previously entered into with Reuters relating to sales of MarketClip and related fees.

     In October 1998, 3Com contributed $6,000,000 in exchange for 2,500,000 shares. At the same time, we issued 3Com a conditional warrant to purchase 893,665 shares exercisable at $0.01 per share if the milestones described below are achieved before October 20, 2001. 3Com achieved the first milestone entitling it to exercise 143,665 shares as a result of having completed a joint sales and marketing plan. 3Com may exercise an additional 375,000 shares if and when we receive $6 million in engineering services revenue from business opportunities introduced by 3Com. 3Com may exercise an additional 375,000 shares if we attain 6,000 wireless service subscribers as a result of business opportunities introduced to us by 3Com. 3Com has not attained either of these last two milestones and has not exercised any of its warrants.

     Effective June 1999, we issued to Mr. Oros a warrant to acquire 875,000 shares at an exercise price of $.01 per share. We subsequently agreed with Mr. Oros to amend the exercise price to $1.60 per share. We also gave Mr. Oros the right to allocate to key employees of his choosing warrants to acquire 125,000 shares having the same terms and conditions. Mr. Oros has awarded warrants to acquire 50,000 shares to Mr. Davis, 37,500 shares to Mr. Shelton and 18,750 shares to Mr. Reymann. Mr. Oros subsequently received our permission to subdivide his warrant to give Mark Ein a warrant to acquire 100,000 shares, leaving Mr. Oros with a warrant to acquire 775,000 shares. In September 1999, when we increased the exercise price on the warrants that had been issued to Mr. Oros in June 1999, we granted Mr. Oros a warrant to acquire an additional 175,000 shares at an exercise price of $4 per share to compensate him for the increase in the exercise price of the earlier warrants. From this grant, Mr. Oros subsequently assigned a warrant exercisable for 17,500 shares to Mr. Ein.

     In August 1999, we issued to Mr. Ein 100,000 shares upon exercise of his options at an exercise price of $0.40 per share. In September 1999, Mr. Beese exercised an option for 75,000 shares at an exercise price of $0.40 per share.

     NexGen, Telcom-ATI Investors, Reuters and 3Com entered into a stockholder agreement under which each party will vote all of its shares for two directors nominated by NexGen, two directors nominated by Telcom-ATI Investors, two directors nominated jointly by NexGen and Telcom-ATI Investors and one director nominated by each of Reuters and 3Com. The right to name directors will end when parties to the agreement reduce their share ownership below levels set forth in the agreement.

     We entered into a registration rights agreement with NexGen, Telcom-ATI Investors, Reuters, 3Com, Pyramid Ventures and Transettlements which entitles these parties to an aggregate of three demand registrations at any time after October 27, 2000, and at the request of these parties, to include in any registration statement for our own account or the account of any other stockholder, the shares of common stock held by those parties, subject to limitations set forth in the agreement. The agreement also requires us to file a shelf registration statement covering the sale of all shares held by parties to the stockholder agreement from time to time. The agreement requires us to file the shelf registration statement only when we are eligible to use the short form registration statement on Form S-3, which would be no earlier than October 20, 2000. Following our acquisition of Riverbed, the shareholders of Riverbed became parties to this registration rights agreement under which the shareholders of Riverbed and their assignees have equivalent rights to the original holders and their assignees thereunder. In addition, the shareholders of Riverbed and their assignees, in the aggregate, have the right to one additional shelf registration after October 20, 2000 (or earlier if the original holders sell shares in reliance on Rule 144) provided that the sales by any Riverbed shareholder or assignee under such additional right will not exceed the amount that would be permitted under Rule 144(e) if the one year holding period had expired.

LOAN TO NEXGEN

     In September 1998, we loaned NexGen $155,000 at an interest rate of 7.5% per year pursuant to two notes. One note for $95,000 was due in December 1998, and one note for $60,000 was due in October 1998. In August 1999, both notes were amended to be due upon 30 days notice. On December 24, 1998, NexGen made a payment of $19,346 with respect to these notes. At December 31, 1999, the balance outstanding on these notes was $150,445. During 1999, NexGen paid interest of $0 on the notes. On February 15, 2000, NexGen made an additional payment of $151,716 in full satisfaction of the notes.

REUTERS LICENSE AGREEMENT

     In August 1998, we entered into an amended license, marketing and distribution agreement with Reuters, which continues through August 11, 2001 and renews automatically for successive one-year terms unless either party provides 180 days prior written notice. Reuters granted us a non-exclusive license to use the information supplied by Reuters Selectfeed Plus for distribution to subscribers of MarketClip, AirBroker and for development purposes. In August 1999, Reuters granted us permission to use Selectfeed Plus information for the TradeRunner service developed for Morgan Stanley Dean Witter Online and other services we are developing. Pursuant to the agreement, Aether granted Reuters an exclusive license to use the systems developed by Aether to transmit Reuters information to wireless handheld devices and a license to use the MarketClip software for purposes of supplying subscribers with MarketClip. The geographic scope of all of the licenses under the agreement is limited to the United States. Under the agreement, Reuters has a right of first refusal to purchase shares of Aether if Aether or any stockholder sells shares and, as a result, a competitor of Reuters holds 50% or more of our shares, or if we sell all or substantially all of our assets to a competitor of Reuters. Under the terms of the license, we pay Reuters a monthly fee for each subscriber to our services that uses information provided by Reuters. During 1998 we paid Reuters $40,300 under this contract and the average monthly fee per subscriber was $4.89; during 1999 we paid Reuters $122,356 under this contract and the average monthly fee per subscriber was $8.02.

OMNISKY

     On August 9, 1999, we formed a new company with 3Com in which we acquired an interest in AirWeb Corporation, which was doing business as OpenSky and is currently known as OmniSky Corporation. We contributed a perpetual, non-exclusive, non-assignable, royalty-free worldwide license to our AIM software platform in exchange for 7,000,000 shares of Series A Preferred Stock. In connection with the formation of OmniSky, 3Com paid $7.0 million in cash and agreed to contribute to OmniSky a perpetual, non-exclusive, non-assignable license to 3Com's Web Clipping technology (including rights to derivative works) and Palm OS software in exchange for 10,000,000 shares of Series A Preferred Stock, which initially represented a 33% equity interest in OmniSky on a fully diluted basis. The management team of OmniSky acquired in the aggregate 4.2 million shares of common stock and options to acquire an additional 5.8 million shares. Following our initial public offering, we exercised a warrant to acquire an additional 3,000,000 shares of Series A Preferred Stock for $2,500,000 increasing our equity interest in OmniSky to 33% on a fully diluted basis. In January 2000, we exercised our right of first refusal to maintain our 33% equity interest by acquiring 1,439,809 shares of Series B Preferred Stock for $6.7 million, net of the cancellation of approximately $613,000 of indebtedness owed by OmniSky to us. 3Com did not exercise its right of first offer and thus its 33% interest has been diluted. In May 2000, News Corporation, PSINet Inc., and several other investors, invested a total of $89.4 million in OmniSky. As a result of this transaction, our ownership in OmniSky decreased to approximately 30.9%.


     In connection with OmniSky's initial public offering, all of our preferred stock was converted into common stock. As a result of OmniSky's initial public offering, our interest in OmniSky decreased to approximately 25.7%. OmniSky's board of directors currently includes: David S. Oros, our chairman and chief executive officer, and Janice M. Roberts and Thomas E. Wheeler, who are two of our directors. We had also entered into a voting agreement with 3Com and OmniSky's management in which each of the parties agreed to vote in favor of each of the directors named by Aether, 3Com and OmniSky's management. This voting agreement recently expired upon completion of OmniSky's initial public offering.

As part of our investment with 3Com in OmniSky, we each received registration rights, including two demand registration rights that we can use beginning on the first anniversary of the completion of OmniSky's initial public offering.



     On August 9, 1999, we entered into a letter agreement with OmniSky under which we agreed to provide OmniSky, for a period of ten months from the date of the letter agreement, engineering services for the design and development of its proposed systems and services. The letter agreement originally provided that OmniSky will pay us $250,000 per month for these services but we subsequently amended it to be on a time and materials basis. In addition, they paid us $500,000 for work performed prior to the date of the letter agreement. Additionally, for a period of five years from the date of the letter agreement, OmniSky has agreed to provide us the right to resell OmniSky's basic package of services. We also have a right of first refusal for development of all investment banking and brokerage applications for OmniSky for a period of two years from the date of the letter agreement, subject to approval of the company for whom the service is developed.


     In October 1999, we agreed to purchase 25,000 Minstrel V modems from OmniSky for a price per modem of $230, which was OmniSky's cost. OmniSky has an exclusive buying arrangement with Novatel for Minstrel V modems, which runs through March 2000. We have paid for 20,000 of the 25,000 modems in two installments: $1,400,000 on October 15, 1999 and $3,200,000 on November 15, 1999. The modems are being delivered to us through April of 2000. Subsequent to June 30, 2000, we received $1.8 million from OmniSky pursuant to an agreement for OmniSky to repurchase 8,000 modems, reducing our purchase commitment from 25,000 to 17,000.

RIVERBED

     On March 6, 2000, we acquired Riverbed for an aggregate of 5.4 million shares of our common stock. We issued 4,537,281 shares in exchange for the outstanding shares of Riverbed capital stock and reserved an additional 862,480 shares of our common stock for issuance upon exercise of options issued to Riverbed employees. At the closing, E. Wayne Jackson, the chairman and chief executive officer of Riverbed, became the president of our software products group and a director of Aether and Robin T. Vasan, a director of Riverbed, became a director of Aether. In addition, Mr. Jackson entered into an employment agreement, which includes a provision restricting him from competing with us or Riverbed, for one year following the termination of his employment with us. As part of the closing, licensing fees for our AIM software platform that have been incurred by Riverbed are no longer payable.

     As a result of our acquisition of Riverbed, the shareholders of Riverbed became parties to the registration rights agreement we entered into at the time of our initial public offering with several of our shareholders, and the shareholders of Riverbed are deemed to have equivalent rights to the original holders and their assignees. In addition, the shareholders of Riverbed, in the aggregate, have the right to one additional shelf registration after October 20, 2000, or sooner if any of the original holders sell shares sooner pursuant to Rule 144. The additional shelf registration is limited to the number of shares a holder could sell under Rule 144.

REUTERS


     On May 6, 2000, we and Reuters formed Sila. We own 60.0% of Sila and Reuters owns the remaining 40.0%. David S. Oros, our chairman and chief executive officer, serves as chairman and one of our directors, J. Carter Beese, Jr. also serves on the board of Sila. Our investment was funded with $13.5 million in cash and our contribution of IFX, a company which we purchased in April 2000 for $85 million. Reuters contributed $22 million in cash and its wireless applications asset, Futures Pager.

                       PRINCIPAL AND SELLING STOCKHOLDERS


     The following table sets forth certain information with respect to beneficial ownership of our common stock as of September 24, 2000 (as adjusted to reflect the sale of shares in our underwritten offering), and as adjusted to reflect the sale of 537,642 shares of common stock pursuant to this prospectus, as to:


     - each of our directors and persons we have identified who will become directors;

     - each of the executive officers named in the summary compensation table;

     - all our directors and executive officers as a group;

     - each person (or group of affiliated persons) known by us to own beneficially more than 5% of our outstanding common stock; and

     - each stockholder selling shares of our common stock pursuant to this prospectus.


     Except as indicated in the footnotes to this table and under applicable community property laws, to our knowledge, the persons named in the table have sole voting and investment power with respect to all shares of common stock. Options exercisable on or before November 30, 2000, are included as shares beneficially owned. For the purposes of calculating percent ownership as of September 24, 2000 (as adjusted to reflect the sale of shares in our underwritten offering), 39,079,487 shares were issued and outstanding and, for any individual who beneficially owns shares represented by options exercisable on or before November 30, 2000, these shares are treated as outstanding for that person, but not for any other person. Unless otherwise indicated, the address of each of the individuals and entities named below is: c/o Aether Systems, Inc., 11460 Cronridge Drive, Owings Mills, Maryland 21117.


     The persons selling shares pursuant to this prospectus may include pledgees, donees, transferees or other successors in interest of the persons identified below as selling stockholders.


                                                                BENEFICIAL OWNERSHIP OF
                                                                    SHARES ASSUMING
                                                                   COMPLETION OF THE
                                                                 UNDERWRITTEN OFFERING
                                                                -----------------------
                      NAME AND ADDRESS                            NUMBER       PERCENT
                      ----------------                          -----------    --------
DIRECTORS AND EXECUTIVE OFFICERS:
David S. Oros(1)............................................     4,338,892      10.9%
George M. Davis(2)..........................................        45,000          *
Dale R. Shelton(3)..........................................        30,000          *
David C. Reymann............................................         5,416          *
Brian W. Keane..............................................        28,334          *
Frank A. Bonsal, Jr.(4).....................................        48,550          *
  1119 St. Paul Street
  Baltimore, MD 21202
J. Carter Beese(5)..........................................        83,800          *
Mark D. Ein(6)..............................................       158,800          *
E. Wayne Jackson III(7).....................................       159,219          *
  6608 Corine Court
  Columbia, MD 21044
Rahul C. Prakash(8).........................................         4,000          *
  c/o Telcom Ventures, L.L.C.
  211 N. Union St., Suite 300
  Alexandria, VA 22314
Janice M. Roberts(9)........................................         6,300          *
  c/o Mayfield Fund
  2800 Sand Hill Road
  Menlo Park, CA 94025
Dr. Rajendra Singh(10)......................................     4,951,274      12.7%
  c/o Telcom Ventures, L.L.C.
  211 N. Union St., Suite 300
  Alexandria, VA 22314

                                                                BENEFICIAL OWNERSHIP OF
                                                                    SHARES ASSUMING
                                                                   COMPLETION OF THE
                                                                 UNDERWRITTEN OFFERING
                                                                -----------------------
                      NAME AND ADDRESS                            NUMBER       PERCENT
                      ----------------                          -----------    --------
George P. Stamas(11)........................................        12,550          *
  c/o DeutscheBanc Alex. Brown
  One South Street
  Baltimore, MD 21202
Robin T. Vasan(12)..........................................             0          *
  c/o Mayfield Fund
  2800 Sand Hill Road
  Menlo Park, CA 94025
Devin N. Wenig..............................................         6,300          *
  c/o Reuters America, Inc.
  1700 Broadway, 2nd Floor
  New York, NY 10019
Thomas E. Wheeler(13).......................................        49,525          *
All directors and executive officers as a group
  (16 persons)(14)..........................................     9,927,960      25.2%
5% STOCKHOLDERS:
3Com Corporation(15)........................................     2,114,932       5.4%
  5400 Bayfront Plaza
  Santa Clara, CA 95052
NexGen Technologies, L.L.C..................................     3,520,092       9.0%
Reuters MarketClip Holdings Sarl(16)........................     2,828,055       7.2%
  c/o Reuters America, Inc.
  1700 Broadway, 2nd Floor
  New York, NY 10019
Telcom-ATI Investors, L.L.C.................................     4,951,274      12.7%
  211 N. Union St., Suite 300
  Alexandria, VA 22314



                                                  OWNERSHIP OF         SHARES OF        OWNERSHIP OF
                                                SHARES BEFORE THE       COMMON        SHARES AFTER THE
                                                    OFFERING             STOCK            OFFERING
                                                -----------------   COVERED BY THIS   -----------------
             SELLING STOCKHOLDERS               NUMBER    PERCENT     PROSPECTUS      NUMBER    PERCENT
             --------------------               -------   -------   ---------------   -------   -------
Mayfield X, L.P. .............................  867,387   2.1%          163,122       704,265    1.8%
Mayfield Associates Fund V, L.P. .............   29,909     *             5,625        24,284      *
Mayfield Principals Fund, L.C.C. .............   99,699     *            18,750        80,949      *
Noblestar Systems Corp. ......................  596,781   1.5%          112,232       385,559    1.3%
David Rensin..................................  204,780     *            38,511       166,269      *
Steve Roth....................................   25,928     *            24,341         1,587      *
Douglas E. Morrison...........................   20,507     *            19,283         1,224      *
Gregory C. Visalli............................   20,157     *            18,954         1,203      *
Joe Nardone...................................   24,622     *            23,152         1,470      *
Michael P. Thompson...........................   19,157     *            18,013         1,144      *
Kate June Opalack.............................    5,432     *             5,099           333      *
Matthew Paul Opalack..........................    5,432     *             5,099           333      *
Nancy W. Opalack..............................    5,432     *             4,500           932      *
Elizabeth Ruth Rensin Irrevocable Trust.......    2,898     *             2,720           177      *
Paul Pocialik.................................    2,066     *             1,943           123      *
Ann J. and Robert E. Replogle.................    1,449     *             1,360            89      *
Beulah E. and Thomas R. Lam...................    1,449     *             1,360            89      *
Cynthia L. Jackson(17)........................  159,219     *             2,720       156,499      *
Joan H. and E. Wayne Jackson, Jr..............    1,449     *             1,360            89      *

                                                  OWNERSHIP OF         SHARES OF        OWNERSHIP OF
                                                SHARES BEFORE THE       COMMON        SHARES AFTER THE
                                                    OFFERING             STOCK            OFFERING
                                                -----------------   COVERED BY THIS   -----------------
             SELLING STOCKHOLDERS               NUMBER    PERCENT     PROSPECTUS      NUMBER    PERCENT
             --------------------               -------   -------   ---------------   -------   -------
The Adam Wayne Jackson Irrevocable Trust......    1,449     *             1,360            89      *
The Audrey Louise Jackson Irrevocable Trust...    1,449     *             1,360            89      *
The Nicholas Wayne Jackson Irrevocable
  Trust.......................................    1,449     *             1,360            89      *
Dolores S. Gaudrey............................    1,449     *             1,360            89      *
Timothy M. Lam................................    1,449     *             1,360            89      *
Jay Altizer...................................      211     *               198            13      *


---------------
  *  Less than 1%.

 (1) Includes 4,577,084 shares owned by NexGen Technologies, L.L.C. over which Mr. Oros exercises voting and investment control by virtue of his position as Managing Member of NexGen. Also includes warrants to purchase 872,500 shares of common stock and options to purchase 6,300 shares of common stock.

 (2) Includes exercisable options to purchase 60,000 shares of common stock and warrants to purchase 50,000 shares of common stock.

 (3) Includes exercisable options to purchase 40,000 shares of common stock and warrants to purchase 37,500 shares of common stock.

 (4) The amount shown excludes approximately 24,268 shares in which Mr. Bonsal has an indirect interest as a result of his non-voting limited liability company membership interest in Telcom-ATI Investors.

 (5) The amount shown excludes approximately 138,634 shares in which Mr. Beese has an indirect interest as a result of his non-voting limited liability company membership interest in Telcom-ATI Investors.

 (6) Includes warrants to purchase 42,500 shares of common stock and options to purchase 6,300 shares of common stock.


 (7) Includes 2,898 shares owned by his wife, Cynthia L. Jackson and options to purchase 33,543 shares exercisable on or before November 30, 2000.


 (8) Mr. Prakash, the president of Telcom-ATI Investors, (which is controlled by Telcom Ventures, LLC), disclaims beneficial ownership of the 6,851,274 shares owned by Telcom-ATI Investors including approximately 69,100 shares in which he has an indirect interest as a result of his option to acquire a non-voting limited liability company membership interest in Telcom-ATI Investors.

 (9) Ms. Roberts is a partner with Mayfield Fund. Ms. Roberts disclaims beneficial ownership of shares held by Mayfield Fund except to the extent of any pecuniary interest.

(10) Includes 6,851,274 shares owned by Telcom-ATI Investors and entities it controls, over which Dr. Singh exercises voting and investment control by virtue of his position as chairman and chief executive officer of Telcom-ATI Investors.

(11) Includes exercisable options to purchase 12,550 shares of common stock. The amount shown excludes approximately 20,781 shares in which Mr. Stamas has an indirect interest as a result of his non-voting limited liability company membership interest in Telcom-ATI Investors. Mr. Stamas also disclaims beneficial ownership of the 1,945,442 shares beneficially owned by Pyramid Ventures, Inc., an affiliate of Deutsche Banc Alex. Brown.

(12) Mr. Vasan is a partner with Mayfield Fund. Mr. Vasan disclaims beneficial ownership of shares held by Mayfield Fund except to the extent of any pecuniary interest.

(13) Includes exercisable options to purchase 37,500 shares of common stock and options to purchase 6,300 shares of common stock. Also includes 5,000 shares owned by the Carol and Tom Wheeler Foundation of which Mr. Wheeler is the trustee.

(14) Includes all the shares and options identified above.

(15) Includes exercisable warrants to purchase 143,665 shares of common stock.

(16) Reuters MarketClip Holdings Sarl is an indirect wholly-owned subsidiary of Reuters Group Plc.


(17) Includes 156,321 shares and options owned by her husband E. Wayne Jackson III.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 1,000,000,000 shares of common stock, $.01 par value per share, and 1,000,000 shares of preferred stock, $.01 par value per share.

COMMON STOCK


     As of September 15, 2000, there were 38,801,185 shares of common stock outstanding that were held of record by approximately 89 recordholders. As of the same date, there were options and warrants to purchase a total of 5,388,847 shares of common stock.


     The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably any dividends that may be declared from time to time by the board of directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of Aether, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior rights of holders of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions available to the common stock. All outstanding shares of common stock are fully paid and non-assessable.

PREFERRED STOCK

     Aether is authorized to issue 1,000,000 shares of undesignated preferred stock. The board of directors has the authority to issue the undesignated preferred stock in one or more series and to determine the powers, preferences and rights and the qualifications, limitations or restrictions granted to or imposed upon any wholly unissued series of undesignated preferred stock and to fix the number of shares constituting any series and the designation of a series, without any further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Aether without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. Furthermore, this preferred stock may have other rights, including economic rights senior to the common stock, and, as a result, the issuance of preferred stock could have a material adverse effect on the market value of the common stock. At present, we have no plans to issue any shares of preferred stock.

STOCKHOLDERS' AGREEMENT


     NexGen, Telcom-ATI Investors, Reuters and 3Com entered into a stockholders' agreement which requires these parties to vote to elect to the board of directors two persons named by each of NexGen and Telcom-ATI Investors, two persons named jointly by NexGen and Telcom-ATI Investors and one person named by each of Reuters and 3Com. We describe the terms of this agreement in further detail in "Transactions Between Aether and Its Officers, Directors or Significant Stockholders" beginning on page 71.


REGISTRATION RIGHTS OF STOCKHOLDERS


     We and NexGen, Telcom-ATI Investors, Reuters, 3Com, Pyramid Ventures and Transettlements entered into a registration rights agreement requiring us to register their shares on demand beginning October 26, 2000. Following our acquisition of Riverbed, the former Riverbed stockholders became parties to this agreement. We describe the terms of this agreement in further detail in "Transactions Between Aether and Its Officers, Directors or Significant Stockholders" beginning on page 71. The former shareholders of Cerulean will have the right to one shelf registration to register their shares of our common stock after April 30, 2001.

ANTI-TAKEOVER PROVISIONS OF DELAWARE LAW AND CHARTER PROVISIONS


     Our certificate of incorporation and bylaws contain provisions, including those governing the replacement and removal of directors, that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the polices formulated by our board of directors, but which could also have an anti-takeover effect. In addition, provisions of Delaware law may hinder or delay an attempted takeover of Aether other than through negotiation with our board of directors. These provisions could have the effect of discouraging attempts to acquire us or remove incumbent management even if some or a majority of our stockholders believe this action to be in their best interest, including attempts that might result in the stockholders' receiving a premium over the market price for the shares of common stock held by stockholders.

     Removal and replacement of directors. Under our certificate of incorporation and bylaws, directors may only be removed with cause. In addition, a majority of the directors then in office can fill board vacancies and newly-created directorships resulting from any increase in the size of the board of directors, even if those directors do not constitute a quorum or only one director is left in office. These provisions could prevent stockholders, including parties who want to take over or acquire us, from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

     Advance notice provisions for stockholder proposals and stockholder nominations of directors. The bylaws establish an advance notice procedure regarding stockholder proposals and nominations for director. The advance notice procedure will not apply to proposals by our board of directors or management. Any stockholder that wishes to make a proposal or nominate a director for election at an annual meeting must deliver us notice of the proposal or the nomination not less than 45 days nor more than 90 days before the first anniversary of the proxy statement for the preceding year's annual meeting. For a special meeting, the notice must generally be delivered not less than 70 days nor more than 90 days before the meeting or, if the meeting is announced less than 70 days before it will be held, within ten days following the day on which public announcement of the meeting is first made. This advance notice proposal could prevent someone interested in acquiring us from proposing actions that could facilitate the takeover.

     Special meetings of stockholders and actions in lieu of a meeting. Our certificate of incorporation and bylaws permit special meetings of the stockholders to be called only by the board of directors, the chairman of the board or the president or holders of at least 50% of our securities that are outstanding and entitled to vote generally in an election of directors. The stockholders may take action by written consent in lieu of a meeting only if such consent is signed by all stockholders. These provisions may make it more difficult for stockholders to take actions opposed by the board of directors.

     Authorized but unissued shares. Without further stockholder approval, we can issue shares of common stock and preferred stock up to the number of shares authorized for issuance in our certificate of incorporation, except as limited by Nasdaq rules. We could use these additional shares for a variety of corporate purposes. These purposes include future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. Our ability to issue these shares of common stock and preferred stock could make it more difficult, or discourage an attempt, to obtain control of Aether by means of a proxy contest, tender offer, merger or otherwise.

     Amendment of bylaws. The Delaware General Corporation Law generally provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless the corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our certificate of incorporation and bylaws require the affirmative vote of the holders of at least 66 2/3% of our outstanding voting stock to amend or repeal our bylaws. Our bylaws may also be amended or repealed by a simple majority vote of the board of directors.

     Section 203 of Delaware Law. In addition to the foregoing provisions of our certificate of incorporation and bylaws, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a

"business combination" with an "interested stockholder" for a period of three years after the date that the person became an interested stockholder unless (with exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's outstanding voting stock. This provision may have the effect of delaying, deferring or preventing a change in control of Aether without further action by the stockholders. Transactions with NexGen or Telcom-ATI Investors or their affiliates are not covered by this provision.

     Upon a change of control or similar event, our stock option plan generally provides for assumption of our plan or substitution of an equivalent option of a successor corporation or, at the discretion of the board of directors, exercise of some or all of the options stock, including non-vested shares, or acceleration of vesting of shares issued pursuant to stock grants. The ability to accelerate vesting may make a takeover more expensive and thus discourage a takeover attempt.

WARRANTS

     As of the date of this prospectus, warrants were outstanding for the purchase of 1,925,498 shares of common stock. Of these warrants, warrants for 856,833 shares are exercisable at a price of $1.60 per share and 175,000 warrants are exercisable at a price of $4.00 per share. 3Com holds the remaining warrants to purchase 893,665 shares at a price of $.01 per share. The warrants exercisable for $1.60 per share and the warrants exercisable for $4.00 per share are currently exercisable and remain exercisable until June 2002. The remaining warrants become exercisable from time to time upon the satisfaction of conditions described on page 72 of this prospectus.


TRANSFER AGENT AND REGISTRAR


     The transfer agent and registrar for our common stock is BankBoston, N.A.

LISTING

     Our shares of common stock are quoted on the Nasdaq National Market under the symbol "AETH."

                        SHARES ELIGIBLE FOR FUTURE SALE

     Future sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding options and warrants or conversion of outstanding convertible notes, in the public market could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.


     As of September 24, 2000, assuming the exercise of options by selling stockholders in connection with the expected sale of shares in an underwritten offering pursuant to a registration statement initially filed August 25, 2000, we would have outstanding 39,079,487 shares of common stock. Of these shares, 19,913,885 shares (including the 5,000,000 shares to be sold in the underwritten offering and the sale of shares pursuant to this prospectus), will be freely tradable in the public market without restriction under the Securities Act, unless the shares are held by "affiliates" of Aether, as that term is defined in Rule 144 under the Securities Act.



     Of the 39,079,487 shares outstanding upon completion of the underwritten offering and the sale of shares pursuant to this prospectus, 19,165,602 will be "restricted securities" as that term is defined under Rule 144. We issued and sold these restricted securities in private transactions in reliance on exemptions from registration under the Securities Act. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, as summarized below.



     Pursuant to "lock-up" agreements, most of our directors and officers, all persons who sell shares in the underwritten offering and the holders of 747,000 shares sold pursuant to this prospectus have agreed with the underwriters not to offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any of the 17,658,918 shares they hold or have the right to acquire (or additional shares they may acquire) for a period of 150 days from closing of the sale of shares in the underwritten offering. We also have entered into an agreement with the underwriters of the underwritten offering that we will not offer, sell or otherwise dispose of common stock for a period of 150 days from the date of that offering. However, Merrill Lynch & Co., the lead underwriter for the offering, may in its sole discretion, at any time without notice, consent to the release of all or any portion of the shares subject to lock-up agreements.


     Taking into account the lock-up agreements, and assuming Merrill Lynch does not release stockholders from these agreements, the following shares will be eligible for sale in the public market at the following times:


     - after completion of the underwritten offering and the sale of shares pursuant to this prospectus, 19,913,885 shares (20,663,885 shares if the underwriters' over-allotment option in the underwritten offering is exercised in full) will be immediately available for sale in the public market;


     - on October 26, 2000, 580,000 shares will be eligible for sale under Rule 144;


     - on February 24, 2001 (150 days after completion of the underwritten offering), 13,521,129 shares will be released from the lock-ups and eligible for sale under Rule 144;



     - on March 6, 2001, 3,307,061 shares will be eligible for sale under Rule 144;



     - on April 8, 2001, 1,875,000 shares will be eligible for sale under Rule 144; and



     - on September 14, 2001, 462,412 shares will be eligible for sale under Rule 144.


     In general, under Rule 144, after the expiration of the lock-up period, a person who has beneficially owned restricted securities for at least one year would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

     - 1% of the then-outstanding shares of common stock; or

     - the average weekly trading volume of the common stock during the four calendar weeks preceding the sale.

     Sales under Rule 144 are also subject to manner of sale and notice requirements and to the availability of current public information about Aether. Under Rule 144(k), a person who has not been our affiliate at any time during the three months before a sale and who has beneficially owned the shares proposed to be sold for at least two years can sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.


     Through September 15, 2000, we had outstanding options and warrants to purchase 5,388,847 shares of common stock to specified persons pursuant to our equity incentive plan. We have filed a registration statement on Form S-8 to register 5,400,000 shares of common stock reserved for issuance under our equity incentive plan. See "Management -- Executive Compensation" beginning on page 64. Shares issued under the foregoing plan may be sold in the open market, subject, in the case of some holders, to the Rule 144 limitations applicable to affiliates, the lock-up agreements and vesting restrictions imposed by us.



     In addition, following the sale of shares pursuant to the underwritten offering and pursuant to this prospectus, the holders of 18,990,603 shares of outstanding common stock will, under some circumstances, have rights to require us to register their shares for future sale. See "Description of Capital
Stock -- Registration Rights of Stockholders" on page 78.

                              PLAN OF DISTRIBUTION

     We have been advised that the selling stockholders (and their pledgees, donees, transferees and other successors in interest) may offer shares of common stock from time to time depending on market conditions and other factors, in one or more transactions on the Nasdaq National Market, or any other national securities exchanges or over-the-counter markets on which the shares may be traded, or in negotiated transactions, at market prices prevailing at the time of sale, at prices related to those market prices, at negotiated prices or at fixed prices.

     Sales of shares of common stock by the selling stockholders may involve (i) block transactions in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, (ii) purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus, (iii) ordinary brokerage transactions and transactions in which a broker solicits purchasers and (iv) privately negotiated transactions. To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution. In connection with the distribution of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the common stock in the course of hedging the position they assume with the selling stockholders. The selling stockholders may also sell the common stock short and redeliver the shares to close out such short positions.

     The selling stockholders may also enter into option transactions (including call or put option transactions) or other transactions with broker-dealers which require delivery to such broker-dealer of shares offered hereby, which shares such broker-dealer may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction, if necessary). The selling stockholders may also pledge shares to a broker-dealer and, upon a default, such broker-dealer may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction, if necessary). The selling stockholders may also sell the common stock through one or more underwriters on a firm commitment or best-efforts basis (with a supplement or amendment to this prospectus, if necessary). In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

     Brokers and dealers may receive compensation in the form of concessions or commissions from the selling stockholders and/or purchasers of shares for whom they may act as agent and/or to whom they may sell as principal (which compensation may be in excess of customary commissions). The selling stockholders and any broker or dealer that participates in the distribution of shares may be deemed to be underwriters and any commissions received by them and any profit on the resale of shares positioned by a broker or dealer may be deemed to be underwriting discounts and commissions under the Securities Act. We have agreed to indemnify the selling stockholders, the officers, directors, partners, agents and employees of the selling stockholders, any underwriter (as defined in the Securities Act) for such selling stockholder, and each person, if any, who controls such selling stockholder or underwriter within the meaning of the Securities Act or the Exchange Act against certain liabilities, including liabilities arising under the Securities Act or the Exchange Act. The selling stockholders may agree to indemnify any agent or broker-dealer that participates in transactions involving sales of the shares of common stock against certain liabilities, including liabilities arising under the Securities Act.

     We have advised the selling stockholders that Regulation M under the Exchange Act may apply to sales of shares and to the activities of the selling stockholders or broker-dealers in connection therewith. We will bear all costs, expenses and fees in connection with the registration of the shares of common stock covered by this prospectus. The selling stockholders will bear any brokerage commissions and similar selling expenses, if any, attributable to the sale of the shares.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for Aether by Wilmer, Cutler & Pickering, Washington, D.C. George P. Stamas, a consultant to Wilmer, Cutler & Pickering, is a director of Aether. Mr. Stamas owns options to purchase 16,250 shares of common stock, and he holds a non-voting interest in Telcom-ATI Investors, which owns 6,851,274 shares of common stock.

                                    EXPERTS

     The consolidated financial statements and schedule of Aether Systems, Inc. as of December 31, 1998 and 1999, and for each of the years in the three-year period ended December 31, 1999 have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     The financial statements of Mobeo, Inc. as of December 31, 1997 and 1998 and for each of the three years in the period ended December 31, 1998 included in this prospectus have been included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements of LocusOne Communications, Inc. as of December 31, 1998 and 1999, and for each of the years then ended have been included herein and in the registration statement in reliance upon the reports of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     The financial statements of Riverbed Technologies, Inc. as of December 31, 1998 and 1999, and for the period from October 21, 1998 (date of inception) to December 31, 1998 and for the year ended December 31, 1999, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act and we file reports, proxy and information statements and other information with the SEC. You may read and copy all or any portion of the reports, proxy and information statements or other information we file at the SEC's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at 7 World Trade Center, 13th Floor, New York, New York 10048 after payment of fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on operation of the public reference rooms. The SEC also maintains a Web site which provides online access to reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at the address http://www.sec.gov.

     We have filed with the SEC a Registration Statement on Form S-1 under the Securities Act with respect to the common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the Registration Statement and the exhibits to the Registration Statement. For further information with respect to Aether and our common stock offered hereby, reference is made to the Registration Statement and the exhibits filed as a part of the Registration Statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete; reference is made in each instance to the copy of such contract or any other document filed as an exhibit to the Registration Statement. Each such statement is qualified in all respects by such reference to such exhibit. The Registration Statement, including exhibits thereto, may be inspected without charge at the locations described above, or obtained upon payment of fees prescribed by the SEC.

                         INDEX TO FINANCIAL STATEMENTS

                              AETHER SYSTEMS, INC.

                                                              PAGE
                                                              ----
Independent Auditors' Report................................   F-2
Consolidated Balance Sheets as of December 31, 1998 and 1999
  and June 30, 2000 (unaudited).............................   F-3
Consolidated Statements of Operations and Other
  Comprehensive Loss for the years ended December 31, 1997,
  1998 and 1999 and for the six months ended June 30, 1999
  and 2000 (unaudited)......................................   F-4
Consolidated Statements of Stockholders' Equity for the
  years ended December 31, 1997, 1998 and 1999 and for the
  six months ended June 30, 2000 (unaudited)................   F-5
Consolidated Statements of Cash Flows for the years ended
  December 31, 1997, 1998 and 1999 and for the six months
  ended June 30, 1999 and 2000 (unaudited)..................   F-6
Notes to Consolidated Financial Statements..................   F-8

                                  MOBEO, INC.

                                                              PAGE
                                                              ----
Report of Independent Accountants...........................  F-28
Balance Sheets as of December 31, 1997 and 1998 and June 30,
  1999 (unaudited)..........................................  F-29
Statements of Operations for the years ended December 31,
  1996, 1997 and 1998 and for the six months ended June 30,
  1999 (unaudited)..........................................  F-30
Statements of Changes in Stockholders' Equity (Deficit) for
  the years ended December 31, 1996, 1997 and 1998 and for
  the six months ended June 30, 1999 (unaudited)............  F-31
Statements of Cash Flows for the years ended December 31,
  1996, 1997 and 1998 and for the six months ended June 30,
  1999 (unaudited)..........................................  F-32
Notes to Financial Statements...............................  F-33

                         LOCUSONE COMMUNICATIONS, INC.

                                                              PAGE
                                                              ----
Independent Auditors' Report................................  F-40
Balance Sheets as of December 31, 1998 and 1999.............  F-41
Statements of Operations for the years ended December 31,
  1998 and 1999.............................................  F-42
Statements of Stockholders' Equity (Deficit) for the years
  ended December 31,
  1998 and 1999.............................................  F-43
Statements of Cash Flows for the years ended December 31,
  1998 and 1999.............................................  F-44
Notes to Financial Statements...............................  F-45

                          RIVERBED TECHNOLOGIES, INC.

                                                              PAGE
                                                              ----
Independent Auditors' Report................................  F-52
Balance Sheets as of December 31, 1998 and 1999.............  F-53
Statements of Operations for the period from October 21,
  1998 (Date of Inception) to December 31, 1998 and for the
  year ended December 31, 1999..............................  F-54
Statements of Stockholders' Equity (Deficit) for the period
  from October 21, 1998 (Date of Inception) to December 31,
  1998 and for the year ended December 31, 1999.............  F-55
Statements of Cash Flows for the period from October 21,
  1998 (Date of Inception) to December 31, 1998 and for the
  year ended December 31, 1999..............................  F-56
Notes to Financial Statements...............................  F-57

                         UNAUDITED PRO FORMA CONDENSED
                       CONSOLIDATED FINANCIAL INFORMATION

                                                              PAGE
                                                              ----
Description of Unaudited Pro Forma Condensed Consolidated
  Financial Information.....................................  F-65
Unaudited Pro Forma Condensed Consolidated Balance Sheet as
  of June 30, 2000..........................................  F-66
Unaudited Pro Forma Condensed Consolidated Statement of
  Operations for the six months ended
  June 30, 2000.............................................  F-67
Unaudited Pro Forma Condensed Consolidated Statement of
  Operations Adjustments for Completed Transactions for the
  six months ended June 30, 2000............................  F-68
Unaudited Pro Forma Condensed Consolidated Statement of
  Operations for the year ended December 31, 1999...........  F-69
Unaudited Pro Forma Condensed Consolidated Statement of
  Operations Adjustments for Completed Transactions for the
  year ended December 31, 1999..............................  F-70

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Aether Systems, Inc.:

     We have audited the accompanying consolidated balance sheets of Aether Systems, Inc. and subsidiary as of December 31, 1998 and 1999, and the related consolidated statements of operations and other comprehensive loss, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Aether Systems, Inc. and subsidiary as of December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.

                                          KPMG LLP

McLean, Virginia
February 9, 2000

                              AETHER SYSTEMS, INC.

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                     ASSETS

                                                                DECEMBER 31,
                                                              -----------------    JUNE 30,
                                                               1998      1999        2000
                                                              ------   --------   -----------
                                                                                  (UNAUDITED)
Current assets:
  Cash and cash equivalents.................................  $1,755   $ 78,542   $1,193,450
  Restricted cash...........................................      --         --       46,698
  Short-term investments....................................   6,191      2,092        2,383
  Trade accounts receivable, net of allowance for doubtful
     accounts of $157 and $56 at December 31, 1998 and 1999,
     respectively...........................................     118      1,003        7,515
  Inventory, net of allowance for obsolescence of $170 and
     $115 at December 31, 1998 and 1999, respectively.......     144        688        2,188
  Prepaid expenses and other current assets.................      46      4,995       10,181
                                                              ------   --------   ----------
          Total current assets..............................   8,254     87,320    1,262,415
Property and equipment, net.................................     510      2,796       13,698
Investments.................................................      --         --      140,182
Intangible assets, net......................................      --     12,209    1,277,012
Other assets................................................      --        209        9,935
                                                              ------   --------   ----------
                                                              $8,764   $102,534   $2,703,242
                                                              ======   ========   ==========

                   LIABILITIES, MEMBERS' CAPITAL AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $  196   $  1,426   $    4,561
  Accrued expenses..........................................     288      1,620       20,740
  Accrued employee compensation and benefits................     251        971        2,629
  Accrued interest on notes payable.........................      --         --        5,072
  Deferred revenue..........................................      --        175        2,832
  Notes payable.............................................      --         --       13,911
                                                              ------   --------   ----------
          Total current liabilities.........................     735      4,192       49,745
Long term liabilities -- convertible subordinate notes
  payable and other notes payable...........................      --         --      310,500
Deferred tax liability......................................      --         --       11,221
Minority interest in assets of subsidiary...................      --         --       65,304
Members' capital............................................   8,029         --           --
Stockholders' equity:
  Preferred stock, $0.01 par value; 1,000,000 shares
     authorized; 0 shares issued and outstanding at December
     31, 1999...............................................      --         --           --
  Common stock, $0.01 par value; 75,000,000 shares
     authorized; 27,154,398 issued and outstanding at
     December 31, 1999......................................      --        271          381
  Additional paid-in-capital................................      --    120,892    2,352,944
  Accumulated deficit.......................................      --    (22,614)    (145,799)
  Notes receivable from stockholder.........................      --       (137)          --
  Unrealized loss on investments available for sale.........      --        (70)      58,946
                                                              ------   --------   ----------
          Total stockholders' equity........................      --     98,342    2,266,472
                                                              ------   --------   ----------
          Commitments and contingencies
                                                              $8,764   $102,534   $2,703,242
                                                              ======   ========   ==========

          See accompanying notes to consolidated financial statements.

                              AETHER SYSTEMS, INC.

       CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE LOSS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                       SIX MONTHS ENDED
                                                         YEAR ENDED DECEMBER 31,           JUNE 30,
                                                       ----------------------------   -------------------
                                                        1997      1998       1999      1999       2000
                                                       -------   -------   --------   -------   ---------
                                                                                          (UNAUDITED)
Subscriber revenue...................................  $   161   $   549   $  3,732   $   599   $   9,674
Engineering services revenue.........................    1,625       963      2,594       188       3,040
Software and related service revenue.................       --        --         --        --       3,442
                                                       -------   -------   --------   -------   ---------
         Total revenue...............................    1,786     1,512      6,326       787      16,156
Cost of subscriber revenue...........................      447       797      2,110       531       5,469
Cost of engineering services revenue.................      846       304      1,366       120       1,640
Cost of software and related service revenue.........       --        --         --        --       1,542
                                                       -------   -------   --------   -------   ---------
         Total cost of revenue.......................    1,293     1,101      3,476       651       8,651
                                                       -------   -------   --------   -------   ---------
         Gross profit................................      493       411      2,850       136       7,505
                                                       -------   -------   --------   -------   ---------
Operating expenses:
  Research and development (exclusive of option and
    warrant expense).................................      734     1,267      2,614     1,002       5,761
  General and administrative (exclusive of option and
    warrant expense).................................    1,505     2,773      5,891     1,583      15,269
  Selling and marketing (exclusive of option and
    warrant expense).................................      333       840      2,095       555      21,809
  In process research and development................       --        --         --        --       2,160
  Depreciation and amortization......................      189       265      1,089       194      84,451
Option and warrant expense:..........................
  Research and development...........................       --        --        150        32       2,710
  General and administrative.........................       40        33     18,005       329       2,563
  Selling and marketing..............................       --        --      1,043       902         777
                                                       -------   -------   --------   -------   ---------
                                                         2,801     5,178     30,887     4,597     135,500
                                                       -------   -------   --------   -------   ---------
         Operating loss..............................   (2,308)   (4,767)   (28,037)   (4,461)   (127,995)
Other income (expense):
  Interest income (expense), net.....................        7        70        (60)      141      16,976
  Equity in losses of investments....................     (144)       --     (2,425)       --     (13,828)
  Realized gain (loss) on sale of short-term
    investments......................................       --         4       (169)       --          --
  Realized loss on sale of investment................     (302)       --         --        --          --
  Minority interest..................................       --        --         --        --       1,662
                                                       -------   -------   --------   -------   ---------
         Net loss....................................  $(2,747)  $(4,693)  $(30,691)  $(4,320)  $(123,185)
Other comprehensive loss:
Unrealized holding gain (loss) on
  investments -- available for sale..................       --       (58)       (12)     (132)     59,016
  Gain on sale of stock by equity method investee....       --        --         --        --      31,172
                                                       -------   -------   --------   -------   ---------
Comprehensive loss...................................  $(2,747)  $(4,751)  $(30,703)  $(4,452)  $ (32,997)
                                                       =======   =======   ========   =======   =========
Net loss per share-basic and diluted.................                                           $   (3.65)
                                                                                                =========
Weighted average shares outstanding-basic and
  diluted............................................                                              33,765
                                                                                                =========
Pro forma statement of operations data (unaudited):
  Loss before income taxes, as reported..............  $(2,747)  $(4,693)  $(30,691)  $(4,320)
  Pro forma income tax provision (benefit)...........       --        --         --        --
                                                       -------   -------   --------   -------
  Pro forma net loss.................................  $(2,747)  $(4,693)  $(30,691)  $(4,320)
                                                       =======   =======   ========   =======
  Pro forma net loss per share-basic and diluted.....  $ (0.22)  $ (0.29)  $  (1.45)  $ (0.22)
                                                       =======   =======   ========   =======
  Pro forma weighted average shares outstanding-basic
    and diluted......................................   12,656    15,916     21,207    19,878
                                                       =======   =======   ========   =======

          See accompanying notes to consolidated financial statements.

                              AETHER SYSTEMS, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                                                 NOTES
                                                   ADDITIONAL                 RECEIVABLE    UNREALIZED
                              PREFERRED   COMMON    PAID-IN     ACCUMULATED      FROM         LOSS ON      MEMBERS'
                                STOCK     STOCK     CAPITAL       DEFICIT     STOCKHOLDER   INVESTMENTS    CAPITAL       TOTAL
                              ---------   ------   ----------   -----------   -----------   -----------   ----------   ----------
Balance at January 1,
 1997.......................     $--       $ --    $       --    $      --       $  --        $    --     $    1,101   $    1,101
 Issuance of member units in
   February 1997............      --         --            --           --          --             --          1,000        1,000
 Issuance of member units in
   December 1997............      --         --            --           --          --             --            690          690
 Unit option and warrant
   expense..................      --         --            --           --          --             --             40           40
 Note receivable from
   member...................      --         --            --           --          --             --            (10)         (10)
 Net loss...................      --         --            --           --          --             --         (2,747)      (2,747)
                                 ---       ----    ----------    ---------       -----        -------     ----------   ----------
Balance at December 31,
 1997.......................      --         --            --           --          --             --             74           74
 Issuance of member units in
   January 1998.............      --         --            --           --          --             --          1,499        1,499
 Issuance of warrants in
   June 1998................      --         --            --           --          --             --             50           50
 Exercise of warrants in
   August 1998..............      --         --            --           --          --             --             --           --
 Conversion of note payable
   and issuance of member
   units in August 1998.....      --         --            --           --          --             --            252          252
 Issuance of member units in
   August 1998..............      --         --            --           --          --             --          5,000        5,000
 Issuance of member units in
   October 1998.............      --         --            --           --          --             --          6,000        6,000
 Unit option and warrant
   expense..................      --         --            --           --          --             --             32           32
 Unrealized loss on
   investments available for
   sale.....................      --         --            --           --          --                           (58)         (58)
 Note receivable from
   member...................      --         --            --           --          --             --           (127)        (127)
 Net loss...................      --         --            --           --          --             --         (4,693)      (4,693)
                                 ---       ----    ----------    ---------       -----        -------     ----------   ----------
Balance at December 31,
 1998.......................      --         --            --           --          --                         8,029        8,029
 Issuance of replacement
   options to Mobeo, Inc.
   employees................      --         --            --           --          --             --            374          374
 Exercise of unit options
   and warrants.............      --         --            --           --          --             --             70           70
 Option and warrant
   expense..................      --         --            --           --          --             --          2,323        2,323
 Net loss -- pre merger.....      --         --            --           --          --             --         (8,077)      (8,077)
   Merger of Aether
     Technologies
     International, L.L.C.
     into Aether Systems,
     Inc. in October 1999...      --        200         2,714           --        (137)           (58)        (2,719)          --
 Net proceeds of initial
   public offering..........      --         69       101,045           --          --             --                     101,114
 Unrealized loss on
   investments available for
   sale.....................      --         --            --           --          --            (12)            --          (12)
 Option and warrant
   expense..................      --         --        16,875           --          --             --             --       16,875
 Exercise of stock
   options..................      --          2           258           --          --             --             --          260
 Net loss -- post merger....      --         --            --      (22,614)         --             --             --      (22,614)
                                 ---       ----    ----------    ---------       -----        -------     ----------   ----------
Balance at December 31,
 1999.......................      --        271       120,892      (22,614)       (137)           (70)            --       98,342
 Repayment of note
   receivable from
   stockholder
   (unaudited)..............      --         --            --           --         137             --             --          137
 Issuance of stock for
   Riverbed acquisition
   (unaudited)..............      --         45     1,135,968           --          --             --             --    1,136,013
 Exercise of unit options
   and warrants
   (unaudited)..............      --          1           843           --          --             --             --          844
 Option and warrant
   expense (unaudited)......      --         --         6,050           --          --             --             --        6,050
 Net proceeds of secondary
   offering (unaudited).....      --         64     1,058,019           --          --             --             --    1,058,083
 Gain on sale of stock by
   equity method investee
   (unaudited)..............      --         --        31,172           --          --             --             --       31,172
 Unrealized gain on
   investments available
   for sale (unaudited).....      --         --            --           --          --         59,016             --       59,016
 Net loss (unaudited).......      --         --            --     (123,185)         --             --             --     (123,185)
                                 ---       ----    ----------    ---------       -----        -------     ----------   ----------
Balance at June 30, 2000
 (unaudited)................     $--       $381    $2,352,944    $(145,799)      $  --        $58,946     $       --   $2,266,472
                                 ===       ====    ==========    =========       =====        =======     ==========   ==========

          See accompanying notes to consolidated financial statements.

                              AETHER SYSTEMS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                               SIX MONTHS ENDED
                                                                YEAR ENDED DECEMBER 31,            JUNE 30,
                                                              ----------------------------   --------------------
                                                               1997      1998       1999      1999        2000
                                                              -------   -------   --------   -------   ----------
                                                                                                 (UNAUDITED)
Cash flows from operating activities:
  Net loss..................................................  $(2,747)  $(4,693)  $(30,691)  $(4,320)  $ (123,185)
  Adjustments to reconcile net loss to net cash used by
    operating activities:
    Depreciation and amortization...........................      189       265      1,089       193       84,451
    Minority interest.......................................       --        --         --        --       (1,662)
    Provision (recovery) for doubtful accounts..............       --       157        (59)      (85)          --
    Provision (recovery) for inventory obsolescence.........       --       170        (54)       --           --
    Realized (gain) loss on sale of short-term
      investments...........................................       --        (3)       169        --           --
    Equity in losses of investments.........................      144        --      2,425        12       13,828
    Realized loss on sale of investment.....................      302        --         --        --           --
    Issuance of warrants....................................       --        50         --        --           --
    Option and warrant expense..............................       40        33     19,198     1,263        6,050
    In process research and development charge..............       --        --         --        --        2,160
    Changes in assets and liabilities:
      (Increase) decrease in trade accounts receivable......       75      (153)    (1,732)       79       (3,490)
      (Increase) decrease in inventory......................       --      (313)      (491)       55       (1,250)
      (Increase) decrease in prepaid expenses and other
         current assets.....................................        4       (31)    (3,785)      (26)      (3,933)
      Increase (decrease) in accounts payable...............       68        83       (377)      152         (944)
      Increase in accrued expenses and employee compensation
         and benefits.......................................      273       217      2,052       114       21,369
      Increase (decrease) in deferred revenue...............      163      (163)       176        25          919
                                                              -------   -------   --------   -------   ----------
         Net cash used by operating activities..............   (1,489)   (4,383)   (12,080)   (2,538)      (5,687)
                                                              -------   -------   --------   -------   ----------
Cash flows provided by (used in) investing activities:
  Sales of short-term investments...........................       50     1,295     12,640     7,028        5,337
  Purchases of short-term investments.......................       --    (7,535)    (8,722)   (4,938)      (3,274)
  Purchases of property and equipment.......................     (442)     (228)    (2,447)     (850)     (10,196)
  Proceeds from sale of investment in joint venture.........      205        --         --        --           --
  Cost of investments.......................................      (23)       --     (2,500)       --      (63,217)
  Cost of acquisitions, net of cash acquired................       --        --    (11,548)       --     (154,083)
  Increase in restricted cash...............................       --        --         --        --      (13,600)
                                                              -------   -------   --------   -------   ----------
         Net cash provided by (used in) investing
           activities.......................................     (210)   (6,468)   (12,577)    1,240     (239,033)
                                                              -------   -------   --------   -------   ----------
Cash flows provided by financing activities:
  Issuance of member units..................................    1,690    12,501         --        --           --
  Net proceeds from issuance of common stock................       --        --    101,114        --    1,058,083
  Repayments from member/stockholder........................      (50)       --         --        --          137
  Proceeds from note payable................................      150       500         --        --           --
  Repayments on notes payable...............................       --      (400)        --        --           --
  Proceeds from credit facility.............................       --        --     14,830        --           --
  Repayments of credit facility.............................       --        --    (14,830)       --           --
  Issuance of notes receivable from member..................      (10)     (127)        --        --           --
  Net proceeds from issuance of convertible debt............       --        --         --        --      300,564
  Proceeds from exercise of options and warrants............       --        --        330        --          844
                                                              -------   -------   --------   -------   ----------
         Net cash provided by financing activities..........    1,780    12,474    101,444        --    1,359,628
                                                              -------   -------   --------   -------   ----------
         Net increase (decrease) in cash and cash
           equivalents......................................       81     1,623     76,787    (1,298)   1,114,908
Cash and cash equivalents, at beginning of period...........       51       132      1,755     1,755       78,542
                                                              -------   -------   --------   -------   ----------
Cash and cash equivalents, at end of period.................  $   132   $ 1,755   $ 78,542   $   457   $1,193,450
                                                              =======   =======   ========   =======   ==========
Supplemental disclosure of cash flow information:
  Cash paid during the year for interest....................  $     4   $    20   $  1,027   $    --   $       --
                                                              =======   =======   ========   =======   ==========

---------------
Supplemental disclosure of noncash investing and financing activities:
    In 1997, the Company made a $26,457 investment in Navox, Inc. by forgiving a trade account receivable of an equal amount.
    In 1998, a member converted a $250,000 promissory note payable into membership units.
    In 1998 and 1999, the Company incurred unrealized holding losses associated with its investments available for sale totaling $58,030 and $12,039. These amounts have been reported as reductions in members' capital and stockholders' equity, respectively.
    In September 1999, the Company issued 18,442 unit options (46,105 shares) valued at $374,000 as part of the cost to acquire Mobeo, Inc. This amount has been reported as an increase in members' capital.
    In October 1999, approximately $1.1 million of trade receivables owed to the Company by OmniSky, Inc. were settled against amounts due in connection with the purchase of 20,000 modems from OmniSky, Inc.
    In January 2000, approximately $600,000 (unaudited) of trade receivables owed to the Company by OmniSky, Inc. were offset by the Company's additional investment made in OmniSky, Inc.
    In March 2000, the Company acquired Riverbed Technologies, Inc. for
     4,537,281 (unaudited) shares of the Company's common stock and converted existing options held by Riverbed employees into options to acquire 862,480 (unaudited) shares of the Company's common stock. The value of the common stock and replacement options of $1.136 billion (unaudited) has been allocated to the fair value of the assets purchased and liabilities assumed with a corresponding increase in stockholders' equity.
    In connection with the acquisition of IFX and the related formation of Sila, the Company established a deferred tax liability of $11.2 million(unaudited). Such amount was offset by an equal increase in goodwill.
    For the quarter ended June 30, 2000, the Company recorded additions to stockholders equity of $31.2 million (unaudited) from the issuance of stock by OmniSky, Inc. to third parties at per share amounts in excess of the book value per share of the Company's investment in OmniSky, Inc.
    For the six months ended June 30, 1999 and 2000, the Company incurred an unrealized net holding gain (loss) associated with its investments available for sale totaling $(132,000) (unaudited) and (58.9 million) (unaudited), respectively. These amounts have been reported as an increase (decrease) in stockholders' equity.

          See accompanying notes to consolidated financial statements.

                              AETHER SYSTEMS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(1)  ORGANIZATION AND DESCRIPTION OF BUSINESS

     Aether Systems, Inc. and its subsidiaries (the "Company") designs, develops, sells and supports wireless data services and systems enabling people to use handheld devices for mobile data communications and real-time transactions. The Company operates in a highly competitive environment subject to rapid technological change and emergence of new technology. Although management believes its services are transferable to emerging technologies, rapid changes in technology could have an adverse financial impact on the Company.

     The Company expects to expand its operations through continued capital investment in new systems and services and through strategic acquisitions. The Company has a limited operating history and has incurred net losses since its inception. The Company expects to continue to incur significant sales and marketing, systems development and administrative expenses. The Company may require additional capital in the future to meet its operating and capital needs.

(2)  MERGER AND INITIAL PUBLIC OFFERING

     The Company is the successor to the business formerly conducted by Aether Systems, L.L.C. ("Aether") (previously Aether Technologies International, L.L.C.), which was formed in January, 1996. Effective October 26, 1999, in connection with the Company's initial public offering of common stock, Aether merged with and into Aether Systems, Inc. The Company is the surviving company in the merger, and owns all of the assets and rights and is subject to all of the obligations and liabilities of Aether. Immediately prior to the merger, each member of the Company contributed its membership units in Aether Systems, L.L.C. to Aether Systems, Inc., a newly formed Delaware corporation, in exchange for two and one-half shares of common stock of Aether Systems, Inc. Effective with the merger, the Company converted to a Subchapter C Corporation under the Internal Revenue Code of 1986 as amended.

     On October 26, 1999, the Company completed its initial public offering, which involved the sale of 6,900,000 shares of common stock at $16.00 per share, including 900,000 shares from the exercise of the underwriters' over-allotment option, at the initial public offering price less underwriting discounts and offering expenses. Net proceeds to the Company after deducting underwriting discounts, commissions and other expenses of the offering were approximately $101.1 million.

(3)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Principles of Consolidation

     The consolidated financial statements include the accounts of Aether Systems, Inc. and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

  (b) Revenue Recognition

     The Company derives subscriber revenue from the provision of real-time access to information from selected financial markets integrated into existing wireless communication platforms. Subscriber revenue consists of monthly fixed charges for usage and equipment and is recognized as the service is provided on a monthly basis and a one-time non-refundable activation fee, which is recognized upon service activation. Direct activation costs are expensed as incurred. Certain of the Company's customers are billed in advance with revenue deferred and recognized on a monthly basis over the term of the agreement. Also included in subscriber revenue are market exchange fees for access to financial information from the securities exchanges and markets, which are recognized as the service is provided. The Company also recognizes fees for managing data through its network operations center. Engineering services revenue is derived from the provision of wireless integration consulting under time-and-materials and fixed-fee contracts. Revenue on time-and-materials contracts is recognized as services are performed. Revenue on fixed-fee contracts is recognized on the percentage-of-completion method based on costs incurred in relation total estimated

                              AETHER SYSTEMS, INC.

costs. Anticipated contract losses are recognized as soon as they become known and estimable. Software and related services revenues are generated from licensing software and providing services, including maintenance and technical support, training and consulting. Software revenue consists of fees for licenses of the Company's software products. The Company recognizes the revenue when the license agreement is signed, the license fee is fixed and determinable, delivery of the software has occurred, and collectibility of the fees is considered probable. Revenue from software licensing and related wireless engineering consulting services for which the software requires significant customization and modification is recognized using the percentage of completion method in accordance with SOP 97-2, based on the hours incurred in relation to the total estimated hours. Services revenue consists of maintenance and technical support, which consists of unspecified when-and-if available product updates and customer telephone support services and are recognized ratably over the term of the service period. Other services revenues are recognized as the related services are provided.

  (c) Cost of Revenues

     Cost of subscriber revenue consists primarily of airtime costs, financial data costs, wireless handheld device costs, and securities and market exchange fees. Since the Company's service agreements are generally for a one-year period and subject to cancellation, non-payment and non-return risk, the Company expenses the cost of wireless handheld devices upon shipment to the customer. Cost of engineering services revenue consists of cash compensation and related costs for engineering personnel and materials. The cost of software license revenue consists primarily of third party royalties. The cost of maintenance, consulting and support revenue consists primarily of personnel-related costs.

  (d) Cash and Cash Equivalents

     Cash equivalents include all highly liquid investments purchased with original maturities of three months or less. Cash equivalents consist of approximately $193,000 and $5,521,000 in overnight repurchase agreements, $1,562,000 and $68,831,000 in money market accounts, and $0 and $3,979,000 in commercial paper at December 31, 1998 and 1999, respectively.

  (e) Short-term Investments

     Short-term investments consist of highly liquid investments with original maturities greater than three months and less than one year and those longer-term investments that the Company expects to liquidate within twelve months. The Company has classified its short-term investments as "available for sale" and carries such investments at fair value. Unrealized gains (losses) are excluded from earnings and are reported as a separate component of other comprehensive income until realized. Realized gains and losses from the sale of these investments are determined on a specific identification basis.

  (f) Fair Value of Financial Instruments

     The carrying amounts of the Company's financial instruments, which include cash equivalents, accounts receivable, accounts payable and accrued expenses approximate their fair values due to the relatively short duration of the instruments.

  (g) Concentration of Credit Risk

     Financial instruments that potentially subject the Company to a concentration of credit risk consist of accounts receivable. The Company extends credit to its customers on an unsecured basis in the normal course of business.

  (h) Inventory

     Inventory, net of allowance for obsolete and slow-moving inventory, consists primarily of handheld and laptop computers, pagers, wireless modems, and accessories and is stated at the lower of cost or market.

                              AETHER SYSTEMS, INC.

Cost is determined using the first-in, first-out (FIFO) method. The inventory of the Company is subject to rapid technological changes which could have an adverse impact on its realization in future periods. In addition, there are a limited number of suppliers of the Company's inventory.

  (i) Property and Equipment

     Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, which range from three to seven years. The costs of leasehold improvements are capitalized and amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the asset.

  (j) Investment in OmniSky, Inc.

     The Company uses the equity method of accounting for advances to and earnings and losses of its investment in OmniSky, Inc.

  (k) Goodwill and Recovery of Long-Lived Assets

     Cost in excess of the fair value of tangible and identifiable intangible net assets acquired is included in intangible assets and is amortized on a straight-line basis over seven years.

     The Company's policy is to review its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company recognizes an impairment loss when the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset. The measurement of the impairment losses to be recognized is based upon the difference between the fair value and the carrying amount of the assets.

  (l) Stock Options and Warrants

     The Company accounts for equity-based compensation arrangements in accordance with the provisions of Accounting Principle Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, and complies with the disclosure provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." Under APB No. 25, compensation expense is based upon the difference, if any, on the date of grant, between the fair value of the Company's stock and the exercise price. All equity-based awards to non-employees are accounted for at their fair value in accordance with SFAS No. 123.

  (m) Pro Forma Income (Loss) Data (Unaudited)

     The accompanying unaudited pro forma information has been prepared as if the Company was treated as Subchapter C Corporation for Federal and state income tax purposes from January 1, 1997. The Company has provided no income taxes on a pro forma basis due to the losses incurred in all periods.

     The Company computes net income (loss) per share in accordance with SFAS No. 128, "Earnings Per Share," and SEC Staff Accounting Bulletin No. 98 ("SAB 98"). Under the provisions of SFAS No. 128 and SAB 98, basic net income (loss) per share is computed by the dividing the net income (loss) available to common stockholders for the period by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common and dilutive common equivalent shares outstanding during the period. Pro forma basic and diluted net loss per share has been calculated assuming that the capital structure established at the date of the initial public offering was in effect during the periods presented. As the Company had a net loss in each of the periods presented, pro forma basic and diluted net loss per share are the same.

                              AETHER SYSTEMS, INC.

  (n) Research and Development

     Research and development costs are expensed as incurred.

  (o) Advertising Expense

     Advertising costs are expensed as incurred. Advertising expense was approximately $248,000, $504,000, and $933,000 for the years ended December 31, 1997, 1998 and 1999, respectively.

  (p) Income Taxes

     The Company recognizes income taxes using the asset and liability method, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a tax rate change on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

     Prior to October 26, 1999, Aether had elected limited liability status and, as such, was not directly subject to Federal and state income taxes. Rather, the members were responsible for income taxes on their proportionate share of taxable income and entitled to their proportionate share of tax deductions and tax credits.

  (q) Use of Estimates

     The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

  (r) Other Comprehensive Loss

     Effective January 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income", which established standards for reporting and displaying comprehensive income and its components in financial statements. Comprehensive income, as defined, includes changes in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Other comprehensive income refers to revenue, expenses, gains and losses that under generally accepted accounting principles are included in comprehensive income, but excluded from net income.

     For the years ended December 31, 1998 and 1999, other comprehensive income
(loss) consists of unrealized losses on investments available for sale.

  (s) Unaudited Interim Financial Information

     The unaudited interim financial information as of June 30, 2000 and for the six months ended June 30, 1999 and 2000 have been prepared in accordance with generally accepted accounting principles for interim financial information and with instructions to Article 10 of Regulation S-X. In the opinion of management, such information contains all adjustments, consisting of only normal recurring adjustments, considered necessary for a fair presentation of such periods. The operating results for any interim period are not necessarily indicative of results for any future periods.

                              AETHER SYSTEMS, INC.

  (t) Recent Accounting Pronouncements

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The new standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. This statement, as amended, is effective for all fiscal quarters beginning after June 15, 2000. The Company does not expect SFAS No. 133 to have a material affect on its financial position or results of operations.

(4)  ACQUISITION OF MOBEO, INC.

     On August 19, 1999, the Company entered into a purchase agreement to acquire all the outstanding common stock of Mobeo, Inc. ("Mobeo") for an aggregate purchase price consisting of cash of approximately $11.5 million, including acquisition costs of approximately $112,000, and 18,442 unit options (46,105 shares) with an exercise price of $12.00 per unit ($4.80 per share) valued at approximately $374,000. The acquisition was completed on September 28, 1999. Mobeo provides employees and customers at major banks and financial institutions with continuous pricing information and news headlines for foreign exchange, government securities, and commodity markets on wireless handheld devices. Additionally, the Company entered into two-year advisory service agreements with two former owners of Mobeo which provided for the grant of an aggregate 125,000 unit options (312,500 shares) with an exercise price of $15.00 per unit ($6.00 per share). The Company also issued 22,000 options (55,000 shares) at an exercise price of $6.00 per unit ($2.40 per share) and 30,000 options (75,000 shares) at an exercise price of $12.00 per unit ($4.80 per share) to employees of Mobeo. The Company has recorded option and warrant expense of approximately $418,000 in 1999 associated with these options and expects to record an additional $2.9 million in option and warrant expense over the remaining service and vesting periods.

     The acquisition has been accounted for under the purchase method of accounting and, accordingly, the assets acquired and liabilities assumed have been recorded at their estimated fair value as of the acquisition date. The allocation of the purchase price is summarized as follows (in thousands):

Current assets..............................................  $   258
Property and equipment......................................      372
Other assets................................................      133
Current liabilities.........................................   (1,606)
Goodwill and other intangibles..............................   12,765
                                                              -------
Total consideration paid....................................  $11,922
                                                              =======

     The following summary, prepared on a pro forma basis, presents the results of operations (unaudited) of the Company as if the Mobeo acquisition had been completed as of January 1, 1998 (in thousands):

                                                                    (UNAUDITED)
                                                       DECEMBER 31, 1998   DECEMBER 31, 1999
                                                       -----------------   -----------------
Revenue..............................................       $10,093            $ 13,836
Net loss.............................................        (6,842)            (31,749)
Net loss per share -- basic and diluted..............          (.43)              (1.50)

     The unaudited pro forma results of operations are not necessarily indicative of what actually would have occurred if Mobeo had been owned for the entire periods presented or a projection of the Company's results of operations for any future period.

(5)  INVESTMENT IN OMNISKY, INC.

     On August 9, 1999, the Company entered into a new venture with 3Com Corporation ("3Com"), forming a new Company called OpenSky, which was later renamed OmniSky, Inc. ("OmniSky").

                              AETHER SYSTEMS, INC.

OmniSky was formed to develop wireless Internet access, e-mail and electronic commerce services that address opportunities in the emerging consumer and business mass markets. The Company contributed a perpetual, non-exclusive, non-assignable, worldwide license to certain proprietary software in exchange for a 26% equity interest in OmniSky in the form of 7,000,000 shares of Series A Preferred Stock and an option to purchase an additional 3,000,000 shares of Series A Preferred Stock for an additional $2.5 million. Upon exercising the option, the Company would increase its ownership in OmniSky to 33% on a fully diluted basis. On November 9, 1999, the Company exercised its option to acquire these additional shares. The chief executive officer of the Company serves as a member of OmniSky's board of directors. The Company provides engineering services to OmniSky under an agreement in the amount of $3.0 million through June 2000. As of December 31, 1999, the Company has recognized $2.2 million in engineering services revenue under the OmniSky agreement. This amount represents 86% of engineering services revenue and 35% of total revenue for the year ended December 31, 1999. The agreement also provides for OmniSky to pay $1.50 per month per subscriber for the use of the Company's network operations center. The Company has the right to offer OmniSky's services to its subscribers for a monthly fee of $3.00 per subscriber. There has been no activity as of December 31, 1999 under these provisions of the agreement.

     The Company accounts for its investment in OmniSky under the equity method of accounting. The Company recorded $2.4 million in expenses through December 31, 1999, to reflect its proportionate share of the losses in OmniSky based upon unaudited financial information provided by OmniSky.

     During 1999, OmniSky, Inc. reported a net loss of approximately $5.7 million (unaudited) and had net assets of $9.7 million (unaudited) as of December 31, 1999.

     In October 1999, the Company agreed to purchase 25,000 Minstrel V modems from OmniSky for $230 per modem. OmniSky has an exclusive buying arrangement with Novatel for Minstrel V modems, which began in December 1999 and will run through March of 2000. The Company purchased 20,000 of the 25,000 for cash of $3.5 million and cancellation of $1.1 million of trade receivables owed the Company by Omnisky. An additional $1.2 million will be paid to OmniSky, Inc. for the remaining 5,000 modems after the delivery of the initial 20,000 modems, which began in November 1999 and will continue through April of 2000. As of December 31, 1999, the Company has recorded prepaid expenses of approximately $4.5 million associated with this agreement. The Company received approximately $58,000 of modems during 1999.

     On January 18, 2000, the Company entered into a Series B Preferred Stock Purchase Agreement, whereby the Company purchased 1,439,809 shares of Series B preferred stock of OmniSky for an aggregate purchase price of approximately $6.7 million, consisting of cash of approximately $6.1 million and the cancellation of approximately $600,000 of indebtedness owed to the Company by OmniSky for engineering services. The investment was made to maintain the Company's 33 percent ownership in OmniSky. The Company's per share purchase price was the same as the other Series B Preferred Stock investors.

(6)  SHORT-TERM INVESTMENTS

     As of December 31, 1998, short-term available for sale investments consists of (in thousands):

                                                           GROSS           GROSS
                                           AMORTIZED    UNREALIZED       UNREALIZED      FAIR
                                             COST      HOLDING GAINS   HOLDING LOSSES   VALUE
                                           ---------   -------------   --------------   ------
U.S. Treasury securities.................   $1,930          $--             $(22)       $1,908
Corporate debt securities................    4,319           11              (47)        4,283
                                            ------          ---             ----        ------
                                            $6,249          $11             $(69)       $6,191
                                            ======          ===             ====        ======

                              AETHER SYSTEMS, INC.

     Maturities of debt securities classified as available for sale were as follows at December 31, 1998 (in thousands):

                                                              AMORTIZED    FAIR
                                                                COST      VALUE
                                                              ---------   ------
Due within one year.........................................   $2,125     $2,129
Due after one year through five years.......................    1,185      1,158
Due after five years through ten years......................    1,435      1,412
Due after ten years.........................................    1,504      1,492
                                                               ------     ------
                                                               $6,249     $6,191
                                                               ======     ======

     As of December 31, 1999, short-term available for sale investments consists of (in thousands):

                                                           GROSS           GROSS
                                           AMORTIZED    UNREALIZED       UNREALIZED      FAIR
                                             COST      HOLDING GAINS   HOLDING LOSSES   VALUE
                                           ---------   -------------   --------------   ------
U.S. Treasury securities.................   $1,828          $--             $(46)       $1,782
Corporate debt securities................      334           --              (24)          310
                                            ------          ---             ----        ------
                                            $2,162          $--             $(70)       $2,092
                                            ======          ===             ====        ======

     Maturities of debt securities classified as available for sale were as follows at December 31, 1999 (in thousands):

                                                              AMORTIZED    FAIR
                                                                COST      VALUE
                                                              ---------   ------
Due within one year.........................................   $  325     $  326
Due after one year through five years.......................      856        834
Due after five years through ten years......................      718        667
Due after ten years.........................................      263        264
                                                               ------     ------
                                                               $2,162     $2,091
                                                               ======     ======

(7)  PROPERTY AND EQUIPMENT

     Property and equipment consists of the following (in thousands):

                                                                          DECEMBER 31,
                                                          ESTIMATED     ----------------
                                                         USEFUL LIVES    1998     1999
                                                         ------------   ------   -------
Furniture and fixtures.................................      7 Years    $  102   $   593
Computer and equipment.................................  3 - 5 Years       684     2,113
Software...............................................      3 Years       175       175
Leasehold improvements.................................      5 Years        48       947
                                                                        ------   -------
                                                                         1,009     3,828
Less depreciation and amortization.....................                   (499)   (1,032)
                                                                        ------   -------
                                                                        $  510   $ 2,796
                                                                        ======   =======

                              AETHER SYSTEMS, INC.

(8)  INTANGIBLE ASSETS

     Intangible assets consists of the following (in thousands):

                                                               ESTIMATED     DECEMBER 31,
                                                              USEFUL LIVES       1999
                                                              ------------   ------------
Goodwill....................................................    7 Years        $ 6,165
Acquired subscribers........................................    5 Years          6,400
Assembled workforce.........................................    3 Years            200
                                                                               -------
                                                                                12,765
Less accumulated amortization...............................                      (556)
                                                                               -------
                                                                               $12,209
                                                                               =======

     Goodwill represents the purchase price in excess of the fair value of the tangible and identifiable intangible assets acquired.

(9)  NOTES PAYABLE TO MEMBERS

     The Company had an unsecured note payable of $150,000 as of December 31, 1997 due to one of its members, Telcom Ventures LLC ("Telcom Ventures"). The note carried interest at a rate of 7.5 percent per annum and all principal and accrued interest was due in January 1999, or earlier upon the occurrence of specified criteria. The note payable, plus accrued interest, was repaid in 1998.

     In June 1998, the Company borrowed $250,000 from one of its members, Pyramid Ventures, Inc. ("Pyramid") under a convertible promissory note. The note was unsecured, bore interest at 8 percent per annum, and was convertible into membership units at the option of the member. In August 1998, the member elected to convert the note and accrued interest of $2,467 into 57,180 membership units (142,950 shares) in accordance with its terms.

     In June 1998, the Company borrowed $250,000 from another one of its members, Telcom Ventures, under a similar convertible promissory note. All principal and accrued interest was paid by the Company in August 1998.

     In connection with the convertible promissory notes, the Company granted warrants to purchase 5,656 member units (14,140 shares) at an exercise price of $0.01 per unit to Pyramid and Telcom Ventures (note 13). The estimated value of the warrants on the grant date of $50,000 was recognized in interest expense in 1998. Pyramid exercised its warrants to purchase 5,656 member units (14,140 shares) in August 1998. In August 1999, Telcom Ventures exercised its warrants to purchase 5,656 member units (14,140 shares).

     All outstanding membership units were subsequently exchanged for common stock in connection with the Company's initial public offering, effective October 26, 1999 (Note 2).

(10)  INCOME TAXES

     Effective October 26, 1999, in connection with the Company's initial public offering of common stock, Aether merged with and into and the merged entity became a Subchapter C Corporation under the Internal Revenue Code of 1986. As a result, the Company recorded a deferred tax expense of approximately $1.4 million, principally relating to intangible assets other than goodwill acquired as part of the Mobeo acquisition prior to becoming a Subchapter C Corporation, offset, in part, by deferred tax assets associated with option and warrant expense. The Company recorded a deferred tax benefit of $1.4 million related to losses generated subsequent to the change in tax status.

     The Company has provided no income taxes on a pro forma basis due to the losses incurred in all periods.

                              AETHER SYSTEMS, INC.

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 1999, are presented below (in thousands):

                     DECEMBER 31, 1999
                     -----------------
Deferred tax assets:
  Net operating loss carryforwards..........................  $ 2,274
  Depreciation and amortization.............................       54
  Option and warrant expense................................    7,903
                                                              -------
Gross deferred tax assets...................................  $10,231
Valuation allowance for deferred tax assets.................   (7,692)
                                                              -------
Net deferred tax assets.....................................    2,539
                                                              -------
Deferred tax liabilities:
  Allowance for doubtful accounts...........................       18
  Intangibles...............................................    2,521
                                                              -------
Net deferred tax liabilities................................    2,539
                                                              -------
Deferred income taxes, net..................................  $    --
                                                              -------

     As of December 31, 1999, the Company had Federal and state net operating loss carryforwards of approximately $5,400,000 which expire in 2019.

     In addressing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent on the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

(11)  LEASES

     The Company is obligated under noncancelable operating leases for office space, that expire at various dates through 2010. Future minimum lease payments under noncancelable operating leases are approximately as follows (in thousands):

                  YEAR ENDING DECEMBER 31,
                  ------------------------
2000........................................................   $  648
2001........................................................      664
2002........................................................      676
2003........................................................      705
2004........................................................      736
Thereafter..................................................    3,866
                                                               ------
Total minimum lease payments................................   $7,295
                                                               ======

     Rent expense under operating leases was approximately $84,000, $91,000, and $282,000 for the years ended December 31, 1997, 1998 and 1999, respectively.

(12)  PENSION PLANS

     The Company has two defined contribution plans under Section 401(k) of the Internal Revenue Code that provide for voluntary employee contributions of 1 to 15 percent of compensation for substantially all employees. The Company contributed $4,000 to one of the plans for the year ended December 31, 1999.

                              AETHER SYSTEMS, INC.

(13)  STOCK OPTIONS AND WARRANTS

  (a) Options

     In 1996, the Company adopted a Unit Option Plan. In September 1999, the Company adopted the 1999 Equity Incentive Plan (the "Plan") to replace the Unit Option Plan. Under the 1999 Equity Incentive Plan, the Company has the ability to grant options to acquire up to 5.4 million shares of common stock to its employees, directors, and service providers. Options under the Plan generally expire after ten years and normally vest over a period of up to three years. Options are generally granted at an exercise price equal to the fair value on the grant date.

     In June 1999, the Company entered into an employment agreement with its Chief Executive Officer ("Executive"). As part of this agreement, the Executive was granted 350,000 unit options (875,000 shares) at an exercise price of $4.00 per unit ($1.60 per share) and the right to grant an additional 50,000 unit options (125,000 shares) at an exercise price of $4.00 per unit ($1.60 per share) to other key executives. These options expire in June 2009. In September 1999, the Company granted the Executive an additional 70,000 unit options (175,000 shares) at an exercise price of $10.00 per unit ($4.00 per share). These options expire in September 2009. Both grants of options became fully vested in October 1999, as a result of the completion of the Company's initial public offering. In October 1999, the Company recorded option and warrant expense of $16.5 million, which is equal to the difference between the fair value of the shares of Aether System Inc.'s common stock and the exercise price measured at the date of the initial public offering, times the number of options.

     The Company recorded total option and warrant expense of $40,277, $32,580 and $19,198,209 in 1997, 1998, and 1999, respectively. The Company expects to record an additional $5.9 million in option and warrant expense through June 30, 2002 for the difference between the exercise price and the fair market value of the units or stock at the date of grant.

     The Company applies APB 25 and related interpretations in accounting for its unit option plan. Had compensation cost been recognized consistent with SFAS No. 123, The Company's net loss would have increased by $24,000, $41,000, and $4,243,000 for 1997, 1998, and 1999, respectively.

     The per share weighted-average value of options granted by the Company during 1997, 1998, and 1999 was $0.16, $0.55, and $9.21, respectively, on the date of grant using the Black-Scholes option-pricing model. These amounts were calculated using an expected option life of 3 years and volatility of zero for options granted in 1997 and 1998. In 1999, an expected option life of four years and volatility of 70 percent was used for option grants. In addition, the calculations assumed a risk-free interest rate of 5.77 percent to 6.25 percent in 1997, 4.55 percent to 5.51 percent in 1998, and 4.60 percent to 6.11 percent in 1999.

                              AETHER SYSTEMS, INC.

     A summary of the stock option and warrant activity, as adjusted for the exchange of unit options and warrants for stock options, is as follows:

                                      1997                           1998                           1999
                          ----------------------------   ----------------------------   ----------------------------
                                            WEIGHTED-                      WEIGHTED-                      WEIGHTED-
                                             AVERAGE                        AVERAGE                        AVERAGE
                                            EXERCISE                       EXERCISE                       EXERCISE
                              NUMBER          PRICE          NUMBER          PRICE          NUMBER          PRICE
                            OF SHARES      (PER SHARE)     OF SHARES      (PER SHARE)     OF SHARES      (PER SHARE)
                          --------------   -----------   --------------   -----------   --------------   -----------
                          (IN THOUSANDS)                 (IN THOUSANDS)                 (IN THOUSANDS)
Outstanding at beginning
  of year...............        693           $0.40          1,000           $0.40          1,545           $0.85
Options and warrants
  granted...............        307           $0.40            604           $1.54          2,763           $6.19
Options exercised.......         --              --             --              --           (365)          $0.54
Options canceled........         --              --            (59)          $0.40            (10)          $1.49
                              -----           -----          -----           -----          -----           -----
Outstanding at end of
  year..................      1,000           $0.40          1,545           $0.85          3,933           $4.48
                              =====           =====          =====           =====          =====           =====
Options exercisable at
  year-end..............        597           $0.40            991           $0.50          2,451           $2.13
                              =====           =====          =====           =====          =====           =====

     The following table summarizes information about stock options at December 31, 1999:

                                  OPTIONS OUTSTANDING                          OPTIONS EXERCISABLE
                   --------------------------------------------------   ---------------------------------
                                        WEIGHTED
                                         AVERAGE         WEIGHTED                            WEIGHTED
                                        REMAINING    AVERAGE EXERCISE     NUMBER AT      AVERAGE EXERCISE
RANGE OF EXERCISE      NUMBER AT       CONTRACTUAL        PRICE          DECEMBER 31,         PRICE
     PRICES        DECEMBER 31, 1999      LIFE         (PER SHARE)           1999          (PER SHARE)
-----------------  -----------------   -----------   ----------------   --------------   ----------------
                    (IN THOUSANDS)     (IN YEARS)                       (IN THOUSANDS)
$ 0.40 - $ 0.40            617             2.19           $ 0.40               591            $0.40
$ 1.49 - $ 8.00          3,085             8.36           $ 2.98             1,859            $2.68
$52.25 - $79.75            231             9.90           $35.34                --               --
                        ------                                              ------
                         3,933             6.83           $ 4.48             2,450            $2.13
                        ======                                              ======

  (b) Warrants Issued to Members

     The Company granted warrants to purchase an aggregate 11,312 member units (28,280 shares) at an exercise price of $0.01 per unit to Telcom Ventures and Pyramid, as consideration for obtaining short-term loans (note 9).

     In connection with the sale of membership units to 3Com, the Company granted a conditional warrant to 3Com to purchase 357,466 member units (893,665 shares) at an exercise price of $0.01 per unit. 3Com vested in 57,466 units (143,665 shares) in June 1999 upon completion of a joint sales and marketing plan. As a result, the Company recorded option and warrant expense of approximately $862,000. 3Com vests in the remaining 300,000 warrants (750,000 shares) as follows: 150,000 warrants (375,000 shares) upon the occurrence of the Company obtaining $6 million in engineering services revenue from opportunities introduced by 3Com and 150,000 warrants (375,000 shares) upon the Company obtaining 6,000 wireless service subscribers, all from opportunities introduced by 3Com. If and when it becomes probable that 3Com will attain the specified milestones necessary for the warrants to vest, the Company will begin to record an expense reflecting the fair value of the warrants, which will be determined in part based on the market price of the common stock. The Company would begin to recognize this expense based on the probability that the milestones would be achieved, continuing through the actual vesting date. The Company would initially estimate the amount of the expense at the time of

                              AETHER SYSTEMS, INC.

the determination that achievement is probable, based in part on the market price of the common stock at that time. At the time of the actual vesting, the fair value of the warrant would be remeasured and, if different from the value used in initially estimating the expense, the difference would be reflected as an additional charge or credit at that time. As of December 31, 1999, the Company believes that it is not yet probable that 3Com will attain the specified milestones relating to the remaining warrants to purchase 750,000 shares and, accordingly, no expense relating to these warrants has been recorded.

  (c) Notes Payable

     In September 1999, the Company entered into a $17,000,000 senior secured credit facility with Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated. The credit facility was for a one-year term, with the possibility of extension for an additional one-year term and accrued interest at a variable rate. The credit facility was collateralized by substantially all of the assets of the Company and contained certain financial covenants. In connection with the credit facility, the Company granted warrants to Merrill Lynch Capital Corporation to purchase up to 967,876 (2,419,690 shares) of the member units in the Company which became exercisable for no consideration if the Company did not repay the credit facility in a timely manner. On September 28, 1999, the Company borrowed approximately $14,830,000 under the credit facility, primarily to pay the purchase price of Mobeo. On October 26, 1999, the Company repaid the amount outstanding under the credit facility and the warrants were canceled.

(14)  OTHER RELATED-PARTY TRANSACTIONS

  (a) Notes Receivable from Stockholder

     As of December 31, 1998 and 1999, the Company has amounts due from a stockholder under short-term promissory notes of $137,879. The Company has classified the notes as a reduction of stockholders' equity in the accompanying consolidated statements of stockholders' equity. The notes are callable by the Company at any time and bear interest at a rate of 7.5 percent per annum. The notes and accrued interest were repaid in February 2000.

  (b) Consulting Agreements with Stockholders

     The Company derived approximately 34 percent and 39 percent of its revenue for 1997 and 1998, respectively, from consulting services arrangements with one and two of its stockholders, respectively. The Company had trade no accounts receivable due from these stockholders as of December 31, 1998 and 1999, respectively.

     As of December 31, 1997, the Company had received advances of $162,500 from two of its members under consulting arrangements. This amount was recorded as deferred revenue in the accompanying 1997 balance sheet, and was subsequently recognized as revenue in 1998, when the related consulting services were performed.

  (c) Purchases from Stockholder

     In 1998, the Company purchased approximately $560,000 of equipment and inventory from a stockholder.

(15)  INVESTMENTS

     In February 1996, the Company made an investment of $750,000 to acquire a 20 percent interest in Real World Solutions, Inc. (RWS), a California company, which was in the business of developing wireless middleware. The Company accounted for its investment in RWS under the equity method and recorded its proportionate share of losses generated by RWS. In July 1997, the Company sold its interest in RWS to Puma Technology, Inc. (Puma), a Delaware company for $205,000. The Company's carrying value of the investment in RWS as of the date of sale was approximately $507,000 resulting in a realized loss on the sale of the investment of approximately $302,000.

                              AETHER SYSTEMS, INC.

     Concurrently with the sale of the Company's investment in RWS to Puma, the Company entered into an agreement with Puma for $175,000 to obtain perpetual license rights for certain wireless middleware software. This amount was capitalized and is being amortized over a three-year period.

     In December 1996, the Company made an investment of $48,000 in Navox, Inc., (Navox) a privately-held Delaware company which provides wireless communication, location and security system development services. In June 1997, the Company made an additional investment of $26,457 in Navox. The Company's investment represents an approximate 5.5 percent interest in Navox, and includes representation on Navox's board of directors. The Company accounts for its investment in Navox under the equity method of accounting and records its proportionate share of losses generated by Navox. The Company derived approximately 50 percent and 2 percent of its revenue for 1997 and 1998, respectively, under consulting arrangements with Navox. The Company had no trade accounts receivables due from Navox as of December 31, 1998 and 1999, respectively. The Company does not anticipate significant revenue from Navox in the future.

(16)  RESERVED SHARE PROGRAM

     Prior to October 20, 1999, the effectiveness of the Company's registration statement for its initial public offering, the Company sent a letter to approximately 90 employees, officers and directors of the Company whom it had designated as potential offerees of up to 390,000 shares of common stock in a directed share program in connection with its initial public offering. These materials were not accompanied by a preliminary prospectus and may have constituted a prospectus that does not meet the requirements of the Securities Act of 1933. If the mailing of these original materials did constitute a violation of the Securities Act of 1933, the recipients of the letter who purchased common stock in the initial public offering could have the right, for a period of one year from the date of their purchase of common stock, to obtain recovery of the consideration paid in connection with their purchase of common stock or, if they have already sold the stock, sue the Company for damages resulting from their purchase of common stock. These refunds or damages could total up to approximately $6.2 million, based on the initial public offering price of $16.00 per share, in the event that investors suffer a total loss of their investment during this period and seek refunds or damages.

(17)  CONTINGENCY

     The Company has received two claims that it has infringed patents developed by other parties. Management believes that these claims are without merit and intends to contest them vigorously. If the Company is unsuccessful in its defense, it could be liable for damages or could be required to enter into costly royalty arrangements.

(18)  SUBSEQUENT EVENTS

  (a) Acquisition of LocusOne Communications, Inc.

     On February 3, 2000, the Company acquired all the outstanding common stock and preferred stock of LocusOne Communications, Inc. ("LocusOne") for a purchase price of approximately $40 million. LocusOne is a developer of wireless communications for the supply chain management industry. The acquisition will be accounted for under the purchase method of accounting. Approximately $19.0 million of the purchase price is payable in the form of non-interest bearing notes payable due no later than December 31, 2000.

  (b) Inciscent

     On February 7, 2000 the Company agreed to form a new company with Metrocall, Inc., PSINet, Inc. and Hicks, Muse, Tate & Furst Incorporated to be called Inciscent. Inciscent will offer technology services to small and medium-sized businesses and home office customers. The Company agreed to acquire a

                              AETHER SYSTEMS, INC.

27.5% interest in Inciscent for $10 million. The Company also agreed to acquire a 9.9% interest in Metrocall for $17 million.

  (c) Strategic Alliance with Reuters Plc

     On February 8, 2000, the Company entered into a non-binding letter of intent with Reuters PLC to establish a new company focused on financial markets in Europe. The Company plans to acquire a 60% interest in this new company for $100 million.

  (d) Pending Acquisition of Riverbed Technologies, Inc.

     On February 9, 2000, the Company entered into an definitive merger agreement to acquire Riverbed Technologies, Inc. ("Riverbed") for approximately 4,537,000 shares of common stock, plus the issuance of options to acquire approximately 862,000 additional shares of common stock for replacement of existing options of Riverbed's employees. Riverbed develops products to extend the accessibility of applications and information from corporate networks and databases to handheld devices. The acquisition will be accounted for under the purchase method of accounting and is subject to regulatory approval and shareholder vote by Riverbed shareholders.

(19)  UNAUDITED INTERIM FINANCIAL INFORMATION

  (a) Recent Accounting Pronouncements

     In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 101 (SAB 101), Revenue Recognition in Financial Statements, as amended by SAB 101A and SAB 101B which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the SEC. SAB 101 provides guidance on necessary disclosures relating to revenue recognition policies in addition to outlining the criteria that must be met in order to recognize revenue. Dependant upon the final guidance on SAB 101, which is expected to be issued by the SEC in the fourth quarter of 2000, the Company may be required to change its policy of recognizing activation fee revenue upon service activation to recognizing the revenue ratably over the initial term of the subscription contract. The Company does not expect this change to have a material effect on its consolidated results of operations or financial position.

     In March 2000, the FASB issued Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25. Interpretation No. 44 clarifies the application of Opinion 25 for the following issues: (1) the definition of employee for purposes of applying Opinion 25, (2) the criteria for determining whether a plan qualifies as a noncompensatory plan, (3) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and (4) the accounting for an exchange of stock compensation awards in a business combination. This Interpretation is effective July 1, 2000.

  (b) Secondary Public Offering

     On March 17, 2000, the Company completed a follow-on offering for the sale of 5,411,949 shares of common stock, including the sale of 825,000 shares from the exercise of the underwriters' over-allotment option, at $205.00 per share. The net proceeds after deduction of underwriting discounts and offering expenses were approximately $1.06 billion. Concurrently with this offering, the Company completed an offering for the sale of an aggregate $310.5 million of 6% convertible subordinated notes (the "Notes") due in 2005, including $40.5 million in principal amounts from the exercise of the underwriters' over-allotment. The net proceeds after deduction of underwriting discounts and offering expenses were approximately $300.6 million. The underwriting discounts and expenses of the Notes offering of $9.8 million have been included in other assets as deferred financing fees. The Notes are convertible, at the option of the holder, at any time prior to maturity into shares of common stock of Aether at a

                              AETHER SYSTEMS, INC.

conversion price of $243.95 per share, which is equal to a conversion rate of
4.0992 shares per $1,000 principal amount of notes, subject to adjustment.

  (c) Inciscent and Metrocall

     In March 2000, the Company acquired a 27.5% percent interest in Inciscent in the form of 4,950,000 shares of Series A Preferred Stock for $9.9 million, or $2 per share, and obtained the right to appoint two of the seven members of the Board of Directors of Inciscent. The Company granted a perpetual AIM license for $1 million to Inciscent and will be performing engineering services under a contract totaling approximately $4.0 million. The Company also plans to sign a network operations agreement and a help desk agreement. The Company will recognize the license revenue over the term of the network operations agreement, which is expected to be two years. For the six months ended June 30, 2000, the Company recognized approximately $348,000 in revenue under the engineering services agreement. As part of the Inciscent joint venture, the Company also acquired 7,766,769 shares of Metrocall, Inc.'s common stock at $2.19 per share, or a 9.9% interest, for $17 million. The Company also obtained the right to appoint one of the thirteen members of Metrocall, Inc.'s Board of Directors.

     The Company accounts for its investment in Inciscent under the equity method of accounting. The Company has recorded approximately $296,000 in expense for the six months ended June 30, 2000 to reflect its proportionate share of the losses in Inciscent based upon preliminary unaudited financial information provided by Inciscent.

     The Company accounts for its investment in Metrocall in accordance with SFAS 115. Under the provisions of SFAS 115, the Company has classified its investment in Metrocall as available-for-sale and the investment is being carried at fair value. Fair value is determined based upon quoted market prices. Unrealized gains (losses) are excluded from earnings and are reported as a separate component of other comprehensive income until realized. As of June 30, 2000, the Company has recorded an unrealized gain of approximately $52.9 million on its investment in Metrocall.

  (d) Investments

     On June 2, 2000, the Company entered into a common stock purchase agreement with Data Critical Corporation (Data Critical) a publicly traded company. The Company acquired 1,230,770 shares of Common Stock representing a 9.9% percent interest in Data Critical for $10 million in cash, or $8.125 per share, and has the right to appoint one of the six members of the Board of Directors of Data Critical. The Company also has the right to purchase an additional $10 million worth of shares provided however that the Company's ownership percentage in Data Critical does not exceed 19.9%. In separate agreements, the Company granted to Data Critical a perpetual AIM license for $250,000 and will be providing airtime under a contract totaling a minimum of $600,000 over 24 months. The Company will recognize the license revenue and airtime revenue over the term of the minimum airtime charges cash payment schedule of two years. As of June 30, 2000, the Company has not recognized any revenue under these agreements.

     The Company accounts for its investment in Data Critical in accordance with SFAS 115. Under the provisions of SFAS 115, the Company has classified its investment in Data Critical as available-for-sale and the investment is being carried at fair value. Fair value is determined based upon quoted market prices. Unrealized gains (losses) are excluded from earnings and are reported as a separate component of other comprehensive income until realized. As of June 30, 2000, the Company has recorded an unrealized gain of approximately $6 million on its investment in Data Critical.

     On June 30, 2000, the Company entered into a purchase agreement with Novatel Wireless, Inc. (Novatel). The Company acquired approximately a 7% interest in Novatel in the form of 1,159,420 shares of Series D Preferred Stock and 231,884 Investor Warrants to purchase common stock, for $20 million in cash, or $17.25 per share, and has the right to appoint one of the nine members of the board of directors of Novatel. The Company accounts for its investment under the cost method of accounting.

                              AETHER SYSTEMS, INC.

  (e) Investment in OmniSky, Inc.

     For the six months ended June 30, 2000, the Company has recognized approximately $2.0 million in revenue from OmniSky under various agreements. As of June 30, 2000, the Company's accounts receivable included $1.2 million due from OmniSky. For the six months ended June 30, 2000, the Company has recorded approximately $13.6 million in expenses to reflect its proportionate share of the losses in OmniSky based upon preliminary unaudited financial information provided by OmniSky.

     In May 2000, News Corporation, PSINet Inc., and several other investors, invested a total of $89.4 million in OmniSky. As a result of this transaction, the Company's ownership in OmniSky decreased to approximately 27% on a fully diluted basis. During the six months ended June 30, 2000, the Company has recognized a gain through stockholders' equity of approximately $31 million related to issuances of OmniSky equity to third party investors.

     In October 1999, the Company agreed to purchase 25,000 Minstrel V modems from OmniSky for $230 per modem. OmniSky has an exclusive buying arrangement with Novatel for Minstrel V modems. In 1999, the Company purchased 20,000 of the 25,000 for cash of $3.5 million and cancellation of $1.1 million of trade receivables owed to the Company by OmniSky. An additional $1.2 million will be paid to OmniSky for the remaining 5,000 modems after the delivery of the initial 20,000 modems, which began in November 1999. As of June 30, 2000, the Company has recorded prepaid expenses of approximately $4.4 million associated with this agreement. As of June 30, 2000, the Company has received 930 modems, or approximately $214,000 of modems. Subsequent to June 30, 2000 the Company received $1.84 million from OmniSky pursuant to an agreement for OmniSky to repurchase 8,000 modems, reducing the Company's purchase commitment from 25,000 to 17,000.

  (f) Research in Motion Limited -- Preliminary Marketing Agreement

     On April 11, 2000, the Company entered into a preliminary marketing agreement with Research in Motion Limited (RIM). Under the agreement, the Company committed to the following terms to be further defined in future agreements:

     - Purchase up to 140,000 RIM handheld devices over the next three years. The total commitment is dependent on certain conditions being met over the period of the agreement.

     - License the RIM BlackBerry wireless e-mail service for $3.0 million.


     - Provide the technology for the Company to build the BlackBerry service infrastructure in its network operations center for payments by the Company totaling $900,000 over 15 months plus two annual maintenance payments of $375,000 each.


The agreement also provided for joint marketing expenditures up to $1.0 million each and joint research and development expenditures up to $1.5 million each. The Company will be appointed a reseller and distributor of RIM products and will receive favorable pricing on RIM handheld devices. As of June 30, 2000, the terms and conditions of the anticipated definitive agreements were being negotiated however, no subsequent definitive agreements had been signed.

  (g) Acquisitions

     In connection with the acquisition of LocusOne, the Company granted options to acquire 308,500 shares of the Company's common stock to existing LocusOne employees on the closing date at exercise prices below the fair market value of the Company's stock. The Company has recorded option and warrant expense of $3.6 million for the six months ended June 30, 2000 related to these options and expects to record approximately $23.2 million in option and warrant expense related to these options over the remaining service and vesting period through March 2003. At the closing of the Secondary Offering, the Company paid the former LocusOne holders $5.4 million in settlement of a note payable and placed $13.6 million in escrow to pay the remaining obligations, which will be paid on December 31, 2000.

                              AETHER SYSTEMS, INC.

     On March 6, 2000, the Company completed its acquisition of Riverbed Technologies, Inc. ("Riverbed") for 4,537,281 shares of the Company's common stock and converted existing options held by Riverbed employees into options to acquire 862,480 shares of the Company's common stock. Riverbed develops products to extend the accessibility of applications and information from corporate networks and databases to handheld devices. As part of closing this transaction, the Company is holding 270,000 of the shares payable to Riverbed shareholders for 12 months to secure their post-closing indemnification obligations to the Company and the Company has agreed to indemnify up to $40.5 million of damages the sellers may incur.

     The Company has valued the 4,537,281 shares of its common stock issued to Riverbed based on the market price of the Company's common stock over the period two days before and two days after the acquisition was agreed to and announced, in accordance with Financial Accounting Standards Board ("FASB") Emerging Issues Task Force ("EITF") Issue 95-19. The Company has valued the 862,480 shares of common stock issued as replacement options to Riverbed employees using the Black-Scholes option pricing model with the following assumptions: expected dividend yield 0 percent, risk-free interest rate of 6.7 percent, expected life of five years and volatility of 70 percent. The total value of common stock and replacement options issued as consideration for the acquisition was approximately $1.1 billion.

     On April 6, 2000, the Company acquired IFX Group Plc ("IFX"), a European provider of mobile financial data, for a purchase price of $85 million in cash, excluding related expenses of approximately $1.4 million. IFX develops leading-edge technologies to optimize the delivery of data over the next generation of digital networks currently being deployed across Western Europe.

     On May 5, 2000, Sila Communications ("Sila") was formed in connection with the Company's non-binding letter of intent with Reuters Plc, and the Company contributed its subsidiary, IFX to the joint venture plus cash of $13.5 million in satisfaction of the Company's commitment. Reuters contributed cash of approximately $22 million and a paging company for the remaining 40% interest. Sila is consolidated for financial statement presentation.

     On April 20, 2000, the Company acquired NetSearch, LLC ("NetSearch"), a Scottsdale, AZ company, for a purchase price of approximately $25 million in cash at the closing of the acquisition, plus up to an additional $65 million earn-out payable over the next 13 months for reaching specified revenue targets. As of June 30, 2000, no amount of earn-out had been accrued. NetSearch develops and markets a high-end, wireless notification and response system designed to increase sales productivity for companies engaged in electronic commerce on the Internet by bridging the gap between website consumers and retailers.

     These acquisitions have been accounted for under the purchase method of accounting and, accordingly, the assets acquired and liabilities assumed have been recorded at their estimated fair value as

                              AETHER SYSTEMS, INC.

of the acquisition date. The preliminary allocation of the total purchase price for the LocusOne, Riverbed, NetSearch, IFX and the formation of Sila is summarized as follows:

                   (Amounts in thousands)
Restricted cash.............................................  $    32,489
Current assets..............................................       11,332
Property and equipment......................................        1,872
Current liabilities.........................................      (10,607)
Deferred tax liability......................................      (11,221)
In-process research and development.........................        2,160
Identifiable intangibles....................................       74,614
Goodwill....................................................    1,267,965
Minority interest...........................................      (66,966)
                                                              -----------
          Total consideration paid..........................  $ 1,301,638
                                                              ===========

     The Company is in the process of completing a full valuation of the assets and liabilities acquired. Therefore, the purchase price allocation will be finalized upon completion of these valuations. The identifiable intangibles are being amortized between four and five years and the goodwill is being amortized between five and seven years.

     The following summary, prepared on a pro forma basis, presents the results of operations of the Company as if the Mobeo, LocusOne, Riverbed, IFX (including the formation of Sila) and NetSearch acquisitions had been completed as of January 1, 1999:

                                                                SIX MONTHS ENDED
                                                              ---------------------
                                                              JUNE 30,    JUNE 30,
                                                                2000        1999
           (In thousands, except per share data)              ---------   ---------
Revenue.....................................................  $  21,506   $  13,880
Net loss....................................................  $(174,288)  $(140,960)
Net loss per share -- basic and diluted.....................  $   (4.93)  $   (5.77)

     The unaudited pro forma results of operations are not necessarily indicative of what actually would have occurred if the acquisition of Mobeo, LocusOne, Riverbed, NetSearch, IFX and the formation of Sila had taken place as of January 1, 1999 nor is it a projection of the Company's results of operations for any future period.

  (h) Segment Information

     During the first six months of June 30, 2000, as a result of the Company's acquisitions, the Company reorganized its operations into four operating segments. The Company's operating segments include Financial Services, Software, Logistics and our Sila operations. The Financial Services segment provides wireless data services and engineering services to develop applications for the financial services industry. The Software segment develops, licenses and supports software products to extends the accessibility of applications and information from corporate networks and databases to handheld devices. The Logistics segment develops and sells wireless data systems to companies that distribute goods and services using their own delivery fleets. Sila is our European joint venture with Reuters and has the majority of its customers in the European financial services industry.

                              AETHER SYSTEMS, INC.

     Segment detail is summarized as follows (in thousands):

                        FINANCIAL    SOFTWARE                 EUROPEAN    CORPORATE
                        SERVICES     PRODUCTS    LOGISTICS   OPERATIONS   AND OTHER      TOTAL
                        ---------   ----------   ---------   ----------   ----------   ----------
Six months ended June 30, 1999
  Revenue.............   $   599    $       --    $   188     $     --    $       --   $      787
  Gross profit........   $    68    $       --    $    68     $     --    $       --   $      136
  Total assets........   $ 5,867    $       --    $    --     $     --    $       --   $    5,867
Six months ended June 30, 2000
  Revenue.............   $ 6,230    $    2,125    $ 2,211     $  3,338    $    2,252   $   16,156
  Gross profit........   $ 2,415    $    1,161    $ 1,011     $  1,601    $    1,317   $    7,505
  Total assets........   $12,651    $1,069,131    $36,780     $180,647    $1,404,033   $2,703,242

     A reconciliation of net income reported for the operating segments to the amount in the condensed consolidated financial statements as follows (in thousands):

                                                               UNALLOCATED
                                                  SEGMENT   CORPORATE EXPENSES   CONSOLIDATED
                                                   TOTAL        AND OTHER           TOTAL
                                                  -------   ------------------   ------------
Six months ended June 30, 1999..................  $  136        $  (4,456)        $  (4,320)
Six months ended June 30, 2000..................  $7,505        $(130,690)        $(123,185)

  (i) Geographic Region

     The Company derives revenue primarily from the United States and Europe. Information regarding the Company's revenues in different Geographic regions is as follows (in thousands):

                                                                SIX MONTHS
                                                              ENDED JUNE 30,
                                                              --------------
                                                               2000     1999
                                                              -------   ----
Revenue:
  United States.............................................  $12,777   $787
  Aggregate Foreign.........................................    3,379     --
                                                              -------   ----
                                                              $16,156   $787


  (j) Formation of Aether Capital



     On June 13, 2000, the Company formed Aether Capital as a vehicle for Aether to invest in a diversified group of early-stage, high-growth private companies, principally engaged in wireless data communications.



  (k) Investment in VeriStar Corporation



     On July 12, 2000, the Company entered into a purchase agreement with VeriStar Corporation (VeriStar) a provider of biometric recognition devices. The Company acquired a 19.9% interest in VeriStar in the form of 3,250,649 shares of Series B Preferred Stock for approximately $5.6 million in cash or $1.73 per share, and has the right to appoint one of the six members of the board of directors. The investment will be accounted for under the cost method of accounting.



  (l) Launch of MindSurf


     On July 17, 2000, the Company entered into a non-binding Alliance Agreement with Sylvan Learning Systems, Inc (Sylvan) to establish a new company focused on educational services. The Company committed to acquire a 42% interest in this new company for $29.4 million in cash. The Company intends to form the new company, MindSurf, Inc. (Mindsurf) on or before August 31, 2000. Sylvan also intends

                              AETHER SYSTEMS, INC.

to contribute $29.4 million for a 42% interest while Critical Path and other minority investors will own the remaining 16%.


  (m) Investment in ePhones Inc.


     On July 31, 2000, the Company invested $8 million in ePhones, a leading provider of retail wireless products and services. The Company acquired a 11.4% interest in ePhones in the form of 2,539,683 shares of Series C convertible preferred shares, and has the right to appoint one of the 7 members of the board of directors.


  (n) Investment in Juniper Financial Corp.



     On August 19, 2000, the Company acquired a 5.3% interest in Juniper Financial Corp., a consumer financial services company, for $9.9 million in cash.



  (o) Investment in ParkStone Medical Information Systems, Inc.



     On September 8, 2000, the Company invested $14.9 million in ParkStone Medical Information Systems, Inc., a provider of wireless services in the medical field.



  (p) Acquisition of Cerulean Technology, Inc.



     On September 14, 2000, the Company acquired Cerulean Technology, Inc. (Cerulean), a leader in wireless mobile software for the public safety field, for $75 million in cash and $75 million in common stock.



  (q) Acquisition of SunPro, Inc.



     On September 18, 2000, the Company acquired SunPro, Inc., a provider of software products for the fire and emergency medical fields, for $10.8 million in cash.



  (r) Acquisition of Motient Corporation's retail transportation business unit



     On September 19, 2000, the Company entered into a binding letter of intent to acquire Motient Corporation's retail transportation business unit for $45 million in cash plus an additional sum of up to $22.5 million depending on whether certain revenue and other incentive targets are met in 2001. The Company also agreed to a long-term reseller arrangement of Motient satellite and terrestrial network services for $25 million over three years.



  (s) Investment in AlterEgo Networks, Inc.



     On September 19, 2000, the Company acquired a 5.7% interest in AlterEgo Networks, Inc., a leading provider of infrastructure and services for the mobile Internet, for $6 million in cash.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Mobeo, Inc.

     In our opinion, the accompanying balance sheets and the related statements of operations, changes in stockholders' equity (deficit) and cash flows, present fairly, in all material respects, the financial position of Mobeo, Inc. at December 31, 1997 and 1998, and the results of its operations and its cash flows for the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP
McLean, Virginia
March 10, 1999

                                  MOBEO, INC.

                                 BALANCE SHEETS

                                     ASSETS

                                                                DECEMBER 31,
                                                           -----------------------    JUNE 30,
                                                              1997         1998         1999
                                                           ----------   ----------   -----------
                                                                                     (UNAUDITED)
Current assets:
  Cash and cash equivalents..............................  $  125,446   $  193,913   $  558,732
  Accounts receivable, net...............................     278,620      293,895      276,263
  Prepaid expenses and other.............................      37,032       28,724       23,464
  Income tax refund receivable...........................      20,756       20,756           --
  Deferred income tax....................................     142,365      186,549      465,417
                                                           ----------   ----------   ----------
          Total current assets...........................     604,219      723,837    1,323,876
Property and equipment, net..............................     321,876      405,148      335,703
Patents, net.............................................          --       30,307       29,411
Deposits.................................................      24,475       23,609       27,609
Deferred income tax......................................      71,476       14,542       17,938
                                                           ----------   ----------   ----------
          Total assets...................................  $1,022,046   $1,197,443   $1,734,537
                                                           ==========   ==========   ==========

                         LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable.......................................  $  989,316   $1,130,184   $  406,550
  Accrued expenses.......................................     275,541      390,172      811,431
  Income tax payable.....................................          --           --       54,154
  Capital lease obligations..............................      12,159           --           --
  Deferred revenue.......................................      71,220      104,170      826,788
                                                           ----------   ----------   ----------
          Total current liabilities......................   1,348,236    1,624,526    2,098,923
                                                           ----------   ----------   ----------
Commitments and contingencies
Stockholders' equity (deficit):
  Common stock; no par value, 10,000 shares authorized,
     1,171 shares issued and outstanding.................          --           --           --
  Additional paid-in capital.............................     172,625      172,625      172,625
  Accumulated deficit....................................    (455,795)    (556,688)    (537,011)
  Notes receivable-related parties.......................     (43,020)     (43,020)          --
                                                           ----------   ----------   ----------
          Total stockholders' deficit....................    (326,190)    (427,083)    (364,386)
                                                           ----------   ----------   ----------
          Total liabilities and stockholders' deficit....  $1,022,046   $1,197,443   $1,734,537
                                                           ==========   ==========   ==========

   The accompanying notes are an integral part of these financial statements

                                  MOBEO, INC.

                            STATEMENTS OF OPERATIONS

                                                                                       SIX MONTHS
                                                                                          ENDED
                                                  FOR THE YEAR ENDED DECEMBER 31,       JUNE 30,
                                                ------------------------------------   -----------
                                                   1996         1997         1998         1999
                                                ----------   ----------   ----------   -----------
                                                                                       (UNAUDITED)
Service revenue...............................  $6,484,864   $7,088,993   $8,580,786   $5,047,195
Cost of services..............................   2,947,185    3,148,051    3,040,743    1,757,188
                                                ----------   ----------   ----------   ----------
Gross profit..................................   3,537,679    3,940,942    5,540,043    3,290,007
                                                ----------   ----------   ----------   ----------
Selling, general and administrative expenses:
  Sales and marketing.........................   1,641,502    1,812,696    2,302,360    1,250,230
  General and administrative..................   1,149,218    1,937,829    2,706,544    1,451,285
  Research and development....................      94,609      174,867      496,570      427,210
  Depreciation and amortization...............     355,276      464,419      112,903       60,405
                                                ----------   ----------   ----------   ----------
                                                 3,240,605    4,389,811    5,618,377    3,189,130
                                                ----------   ----------   ----------   ----------
Other expense (income):
  Interest expense (income)...................          --        2,628       (4,969)     (15,559)
  Loss on disposal of assets..................          --      148,000       14,778       50,569
                                                ----------   ----------   ----------   ----------
          Total other expenses (income).......          --      150,628        9,809       35,010
                                                ----------   ----------   ----------   ----------
Income (loss) before income taxes.............     297,074     (599,497)     (88,143)      65,867
Provision for (benefit from) income taxes.....     120,150     (211,841)      12,750       46,190
                                                ----------   ----------   ----------   ----------
Net income (loss).............................  $  176,924   $ (387,656)  $ (100,893)  $   19,677
                                                ==========   ==========   ==========   ==========

   The accompanying notes are an integral part of these financial statements

                                  MOBEO, INC.

            STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

                                                                                            NOTES
                                                               ADDITIONAL                 RECEIVABLE
                                                                PAID-IN     ACCUMULATED    RELATED
                                             SHARES   AMOUNT    CAPITAL       DEFICIT      PARTIES       TOTAL
                                             ------   ------   ----------   -----------   ----------   ---------
Balance at December 31, 1995...............  1,171     $--      $172,625     $(245,063)   $      --    $ (72,438)
  Issuance of notes receivable-related
    parties................................     --      --            --            --     (171,250)    (171,250)
  Net income...............................     --      --            --       176,924           --      176,924
                                             -----     ---      --------     ---------    ---------    ---------
Balance at December 31, 1996...............  1,171     $--      $172,625     $ (68,139)   $(171,250)   $ (66,764)
  Issuance of notes receivable-related
    parties................................     --      --            --            --      (65,603)     (65,603)
  Collections on notes receivable-related
    parties................................     --      --            --            --       71,250       71,250
  Allowance for notes receivable-related
    parties................................     --      --            --            --      122,583      122,583
  Net loss.................................     --      --            --      (387,656)          --     (387,656)
                                             -----     ---      --------     ---------    ---------    ---------
Balance at December 31, 1997...............  1,171      --       172,625      (455,795)     (43,020)    (326,190)
  Net loss.................................     --      --            --      (100,893)          --     (100,893)
                                             -----     ---      --------     ---------    ---------    ---------
Balance at December 31, 1998...............  1,171     $--      $172,625     $(556,688)   $ (43,020)   $(427,083)
                                             -----     ---      --------     ---------    ---------    ---------
  Allowance for notes receivable-related
    parties (unaudited)....................     --      --            --            --       43,020       43,020
  Net income (unaudited)...................     --      --            --        19,677           --       19,677
                                             -----     ---      --------     ---------    ---------    ---------
Balance at June 30, 1999 (unaudited).......  1,171     $--      $172,625     $(537,011)   $      --    $(364,386)
                                             =====     ===      ========     =========    =========    =========

   The accompanying notes are an integral part of these financial statements

                                  MOBEO, INC.

                            STATEMENTS OF CASH FLOWS

                                                                                            SIX MONTHS
                                                                                               ENDED
                                                        FOR THE YEAR ENDED DECEMBER 31,      JUNE 30,
                                                      -----------------------------------   -----------
                                                        1996        1997         1998          1999
                                                      ---------   ---------   -----------   -----------
                                                                                            (UNAUDITED)
Cash flows from operating activities:
  Net income (loss).................................  $ 176,924   $(387,656)  $  (100,893)   $  19,677
  Adjustments to reconcile net income (loss) to net
    cash provided by operating activities:
    Bad debt expense................................     23,976      62,956        51,620       23,697
    Deferred income taxes...........................     62,200    (211,841)       12,750     (282,264)
    Depreciation and amortization...................    355,276     464,419       112,903       60,405
    Loss on disposal of assets......................     57,472     148,009        14,778       50,569
    Allowance for notes receivable-related
       parties......................................         --     122,583            --       43,020
    Changes in assets and liabilities:
       Accounts receivable..........................     74,989    (181,580)      (66,895)      (6,065)
       Income tax refund receivable.................      6,414     (16,259)           --       20,756
       Restricted cash..............................     15,000          --            --           --
       Deposits, prepaid expenses and other.........     24,353     (30,990)        9,174        1,260
       Accounts payable and accrued expenses........    (66,407)    179,434       255,499     (302,375)
       Income tax payable...........................    (60,940)    (49,560)           --       54,154
       Deferred revenue.............................   (127,115)      4,114        32,950      722,618
                                                      ---------   ---------   -----------    ---------
         Net cash provided by operating
           activities...............................    542,142     103,629       321,886      405,452
                                                      ---------   ---------   -----------    ---------
Cash flows from investing activities:
  Purchase of property and equipment................   (347,526)    (68,558)     (210,804)     (40,633)
  Payments to acquire patent........................         --          --       (30,456)          --
  Advances of notes receivable-related parties......   (171,250)    (78,103)           --           --
  Collections on notes receivable-related parties...         --      83,750            --           --
                                                      ---------   ---------   -----------    ---------
         Net cash used in investing activities......   (518,776)    (62,911)     (241,260)     (40,633)
                                                      ---------   ---------   -----------    ---------
Cash flows from financing activities:
  Principal payments on capital leases..............    (42,268)    (48,414)      (12,159)          --
                                                      ---------   ---------   -----------    ---------
         Net cash used in financing activities......    (42,268)    (48,414)      (12,159)          --
                                                      ---------   ---------   -----------    ---------
Net increase (decrease) in cash and cash
  equivalents.......................................    (18,902)     (7,696)       68,467      364,819
Cash and cash equivalents at beginning of the
  year..............................................    152,044     133,142       125,446      193,913
                                                      ---------   ---------   -----------    ---------
Cash and cash equivalents at end of the year........  $ 133,142   $ 125,446   $   193,913    $ 558,732
                                                      =========   =========   ===========    =========
Supplemental disclosure of cash flow information:
  Cash paid for interest............................  $  20,360   $  13,428   $     1,378    $     152
                                                      =========   =========   ===========    =========
  Cash paid for income taxes........................  $ 112,476   $  65,819   $        --    $      --
                                                      =========   =========   ===========    =========
  Supplemental disclosure of non-cash investing and
    financing activities:
    Allowance for notes receivable-related
       parties......................................  $      --   $ 122,583   $        --    $  43,020
                                                      =========   =========   ===========    =========

   The accompanying notes are an integral part of these financial statements

                                  MOBEO, INC.
                         NOTES TO FINANCIAL STATEMENTS

                  INFORMATION AS OF JUNE 30, 1999 AND FOR THE
                  SIX MONTHS ENDED JUNE 30, 1999 IS UNAUDITED

1. ORGANIZATION

     DocuPro, Inc. was incorporated in the District of Columbia and commenced operations in January 1989. In June 1998, DocuPro reincorporated in the state of Delaware and in September 1998 changed its name to Mobeo, Inc. (the Company). The Company is an electronic publisher specializing in providing financial information over wireless networks. The Company's F/X Alert(R) service provides major banks and financial institutions with continuous pricing and news headlines of foreign exchange, government securities, and commodity markets on a palm sized data terminal. The Company's PocketFutures(R) product provides the individual futures trader with continuous pricing and news headlines of future markets. Subsequent to December 31, 1998, the Company launched the Mobeo1.0(R) product, designed for the individual equities trader.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Unaudited interim financial statements

     The unaudited balance sheet as of June 30, 1999, the unaudited statements of operations and cash flows for the six months ended June 30, 1999 and the statement of changes in stockholders equity (deficit) for the six months ended June 30, 1999, have been prepared in accordance with generally accepted accounting principles for interim financial information and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles. In the opinion of management, all adjustments (consisting of only normal remaining accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 1999 are not necessarily indicative of results that may be expected for the year ending December 31, 1999.

  Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

  Cash and cash equivalents

     All highly liquid instruments with original maturities of three months or less are considered to be cash equivalents. The Company invests its cash balances in repurchase accounts with a large financial institution.

  Revenue recognition

     The Company enters into one year service contracts for providing financial information over wireless networks. For substantially all its customers, the Company bills on a monthly cycle and recognizes revenue monthly. Certain of the Company's customers are billed in advance annually with revenue deferred and recognized on a monthly basis over the life of the agreement. Non-refundable activation fees are billed and recognized at the time of initial subscription.

                                  MOBEO, INC.
                         NOTES TO FINANCIAL STATEMENTS

                  INFORMATION AS OF JUNE 30, 1999 AND FOR THE
            SIX MONTHS ENDED JUNE 30, 1999 IS UNAUDITED--(CONTINUED)

  Concentration of credit risk

     Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such bank accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents. The Company regularly monitors all outstanding accounts receivable balances to assess collectibility. Accounts receivable as of December 31, 1997 and 1998, are net of an allowance for doubtful accounts of $30,000 and $32,700, respectively. The accounts receivable, which are not collateralized, are due mainly from banks and financial institutions.

     Although the Company has sales on a national basis, 75% of their revenue were derived in the New York City area. No individual accounts receivable were greater than 10% of total accounts receivable as of December 31, 1997 and 1998.

  Property and equipment

     Property and equipment are recorded at cost. Property and equipment under capital leases are recorded at the lower of their fair market value or the present value of future minimum lease payments determined at the inception of the lease.

     Amortization of leasehold improvements is recorded on a straight-line basis over the shorter of the estimated useful life of the improvement or the term of the lease. Amortization of property and equipment under capital leases is recorded on a straight-line basis over the lease term. Property and equipment under capital leases for which title passes to the Company at the conclusion of the lease term is amortized on a straight line basis over the estimated useful life of the related asset. Depreciation of other property and equipment is recorded on a straight-line basis over expected useful lives of 3 to 10 years.

     When property and equipment is retired or otherwise disposed, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income. Costs associated with repairs and maintenance are expensed as incurred.

  Patents

     The cost of acquiring patents was approximately $30,000 as of December 31, 1998. Upon approval, the patents are to be amortized on a straight-line basis over their estimated economic life, which is less than the statutory life of the patents.

  Income taxes

     The Company accounts for income taxes in accordance with the liability method. Deferred tax assets and liabilities are recognized for tax consequences in future years for differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The provision for income taxes includes the current tax provision and the change during the year in the net deferred tax liability or asset. A valuation allowance is provided to reduce the deferred tax asset to a level which, more likely than not, will be realized.

                                  MOBEO, INC.
                         NOTES TO FINANCIAL STATEMENTS

                  INFORMATION AS OF JUNE 30, 1999 AND FOR THE
            SIX MONTHS ENDED JUNE 30, 1999 IS UNAUDITED--(CONTINUED)

  Recent accounting pronouncements

     In June 1999, the FASB issued SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB No. 133 an amendment of FASB Statement No. 133, which defers the effective date of SFAS No. 133 to all fiscal quarters of all fiscal years beginning after June 15, 2000. The Company will adopt SFAS No. 133 for the year ending December 31, 2000. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. Currently, the Company does not utilize derivative instruments, therefore the adoption of SFAS No. 133 is not expected to have a significant effect on the Company's results of operations or its financial position.

  Reclassifications

     Certain amounts in the 1997 financial statements have been reclassified to conform with the 1998 presentation.

3. PROPERTY AND EQUIPMENT

     Property and equipment consisted of the following:

                                                         DECEMBER 31,
                                                     ---------------------    JUNE 30,
                                                       1997        1998         1999
                                                     ---------   ---------   -----------
                                                                             (UNAUDITED)
System hardware and software.......................  $ 278,202   $ 196,038      205,195
Office furniture and equipment.....................    216,158     454,817      381,889
Leasehold improvements.............................     44,106      44,106       44,106
                                                     ---------   ---------    ---------
                                                       538,466     694,961      631,190
Less accumulated depreciation and amortization.....   (216,590)   (289,813)    (295,487)
                                                     ---------   ---------    ---------
                                                     $ 321,876   $ 405,148    $ 335,703
                                                     =========   =========    =========

     During 1997, the Company leased certain office equipment under capital leases. As of December 31, 1997, the cost of the office equipment related to these capital leases was $44,035, and the accumulated amortization was $27,684. These leases were fully amortized in 1998. The Company did not enter into any new capital leases in 1998 or as of June 30, 1999.

     During 1997, the Company reassessed the useful life of their pagers, which are provided to customers upon activation of services at no fee. Since the Company's service agreements are for a one-year period and subject to cancellation, non-payment and non-return risk, management changed the estimated useful life from three years to immediate expense recognition when the pagers are acquired. As a result, the remaining net book value of pagers acquired prior to 1997 of $228,000 was charged to depreciation expense for the year ended December 31, 1997, while pagers purchased for the years ended December 31, 1997 and 1998 totaled $138,000 and $281,000, respectively, and $165,000 (unaudited) for the six months ended June 30, 1999 were expensed as incurred.

     During 1997 and 1998, the Company disposed of certain system hardware and software equipment with an original cost of $435,000 and $54,310, respectively, and accumulated amortization of $287,000 and

                                  MOBEO, INC.
                         NOTES TO FINANCIAL STATEMENTS

                  INFORMATION AS OF JUNE 30, 1999 AND FOR THE
            SIX MONTHS ENDED JUNE 30, 1999 IS UNAUDITED--(CONTINUED)

$35,675, respectively. The resulting losses on disposals are included as a separate component on the statement of operations.

4. INCOME TAXES

     The components of the provision for (benefit from) income taxes consisted of the following:

                                                       YEAR ENDED        SIX MONTHS ENDED
                                                      DECEMBER 31,           JUNE 30,
                                                   -------------------   ----------------
                                                     1997       1998           1999
                                                   ---------   -------   ----------------
                                                                           (UNAUDITED)
Current provision (benefit):
Federal..........................................  $      --   $    --      $ 263,090
State and local..................................         --        --         65,364
                                                   ---------   -------      ---------
                                                          --        --        328,454
                                                   ---------   -------      ---------
Deferred provision (benefit):
Federal..........................................   (169,073)   10,200       (255,775)
State and local..................................    (42,768)    2,550        (26,489)
                                                   ---------   -------      ---------
                                                    (211,841)   12,750       (282,264)
                                                   ---------   -------      ---------
Total provision for (benefit from) income
  taxes..........................................  $(211,841)  $12,750      $  46,190
                                                   =========   =======      =========

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Components of the Company's net deferred tax assets and liabilities are as follows:

                                                          DECEMBER 31,
                                                       -------------------    JUNE 30,
                                                         1997       1998        1999
                                                       --------   --------   -----------
                                                                             (UNAUDITED)
Current deferred tax assets
Allowance for doubtful accounts......................  $ 64,848   $ 65,995    $ 79,718
Deferred revenue.....................................    30,264     36,611     325,122
Other................................................    10,714      3,163       4,564
Net operating loss carryback.........................    36,539     80,780      56,013
                                                       --------   --------    --------
Total current deferred tax assets....................  $142,365   $186,549    $465,417
                                                       --------   --------    --------
Noncurrent deferred tax assets
Accumulated depreciation.............................    71,476     14,542      17,938
                                                       --------   --------    --------
Total noncurrent deferred tax assets.................    71,476     14,542      17,938
                                                       --------   --------    --------
Total deferred tax assets............................  $213,841   $201,091    $483,355
                                                       ========   ========    ========

     The change in the deferred tax assets in 1998 primarily represents the effect of changes in the amounts of temporary differences. The Company's 1998 provision for income taxes differs from the provision that would have resulted from applying the federal statutory rates to net loss before taxes due to permanent differences primarily attributable to deductible business meals and entertainment and other permanent differences of 48%. The Company believes it is more likely than not to realize the net deferred

                                  MOBEO, INC.
                         NOTES TO FINANCIAL STATEMENTS

                  INFORMATION AS OF JUNE 30, 1999 AND FOR THE
            SIX MONTHS ENDED JUNE 30, 1999 IS UNAUDITED--(CONTINUED)

tax asset and accordingly no valuation allowance has been provided as of December 31, 1997 and 1998. This conclusion is based on, (i) the Company's ability to carryback net operating losses to offset taxable income from previous years and (ii) the Company's expected future profitability.

5. PROFIT SHARING AND 401(k) PLANS

     The Company has a discretionary profit sharing plan and a self-directed 401(k) plan which cover all employees employed more than six months. Employees become fully vested after three years of service. Employer contributions to the profit sharing plan were $102,172 and $94,664 and contributions to the 401(k) plan were $44,040 and $60,490 for the years ended December 31, 1997 and 1998, respectively.

6. STOCK-BASED COMPENSATION

     On April 30, 1998, the Company adopted the Omnibus Stock Option Plan (the
Plan), under which incentive stock options, non-qualified stock options, stock appreciation rights, restricted or unrestricted stock awards, phantom stock, performance awards or any combination thereof may be granted the Company's employees and certain other persons in accordance with the Plan. The Board of Directors, which administers the Plan, determines the number of options granted, the vesting period and the exercise price. The Board of Directors may terminate the Plan at any time. Options granted under the Plan generally vest over a four year period and expire ten years after the date of grant. Prior to the common stock becoming publicly traded, the Company retains the right of first offer to buy the employees' shares at the offer price. At December 31, 1998, 48 shares were reserved for issuance under the Plan.

     As of December 31, 1998 and June 30, 1999, a total of 35 and 45 incentive stock options respectively, had been granted to employees, at an exercise price of $3,250 per share. The exercise price was established by the Board of Directors.

                                                                                 WEIGHTED
                                                            INCENTIVE            AVERAGE
                                                              STOCK              EXERCISE
                                                             OPTIONS    PRICE     PRICE
                                                            ---------   ------   --------
Options outstanding at December 31, 1997..................      --          --        --
Options granted...........................................      35      $3,250    $3,250
Options exercised.........................................      --          --
Options canceled..........................................      --          --        --
                                                               ---      ------    ------
Options outstanding at December 31, 1998..................      35      $3,250    $3,250
                                                               ---      ------    ------
Options granted...........................................      10      $3,250    $3,250
Options exercised.........................................      --          --
Options canceled..........................................      --          --        --
                                                               ---      ------    ------
Options outstanding at June 30, 1999 (unaudited)..........      45      $3,250    $3,250
                                                               ===      ======    ======

     At December 31, 1998 and June 30, 1999 no options were exercisable. The weighted-average fair value of options granted during the year ended December 31, 1998 and for the six months ended June 30, 1999 was $1,125 and $1,262 (unaudited) per share respectively, based on the Black-Scholes option pricing model.

     The Company measures compensation expense for its employee stock-based compensation using the intrinsic value method and provides pro forma disclosures of net loss as if the fair value method had been applied in measuring compensation expense. Under the intrinsic value method of accounting for stock-

                                  MOBEO, INC.
                         NOTES TO FINANCIAL STATEMENTS

                  INFORMATION AS OF JUNE 30, 1999 AND FOR THE
            SIX MONTHS ENDED JUNE 30, 1999 IS UNAUDITED--(CONTINUED)

based compensation, when the exercise price of options granted to employees is less than the fair value of the underlying stock on the date of grant, compensation expense is to be recognized over the applicable vesting period. No options granted through December 31, 1998 and June 30, 1999, respectively, were less than fair value of the underlying stock. Had the fair value method been applied, the Company's net loss at December 31, 1998 would have been increased and the Company's net income at June 30, 1999 would have been decreased to the pro forma amounts indicated below:

                                                              DECEMBER 31,    JUNE 30,
                                                                  1998          1999
                                                              ------------   -----------
                                                                             (UNAUDITED)
Net loss as reported........................................   $(100,893)      $19,677
Pro forma net loss..........................................   $(103,313)      $18,275

     The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants during the year ended December 31, 1998 and the six months ended June 30, 1999: dividend yield of 0%, expected volatility of 0%, risk-free interest rate of 5.07% and 5.53%, respectively and expected term of 9 years.

     As of December 31, 1998 and June 30, 1999, the weighted average remaining contractual life of the options is 9.7 and 9.9 years, respectively.

7. COMMITMENTS AND CONTINGENCIES

  Data services and royalty arrangement

     In January 1995, the Company entered into a multi-year distribution agreement with a provider of financial information for transmission the Company's customers. During 1998, the Company entered into two additional multi-year agreements with new suppliers. Under these agreements, the Company pays a monthly royalty to the data suppliers based on the number of wireless units receiving data. Included in accounts payable at December 31, 1997 and 1998 and June 30, 1999, respectively, is $566,685, $200,000 and $68,923 (unaudited)
related to purchases of financial information for transmission to customers.

  Paging services

     In April 1994, the Company entered into a multi-year nonexclusive national reseller agreement with a wireless messaging service provider. During 1998, the Company entered into two additional multi-year nonexclusive national reseller agreements with new suppliers. Under the terms of these agreements, the Company is purchasing paging services from these providers for the purpose of marketing and reselling such services to end users.

  Vulnerabilities due to certain concentrations

     The Company obtains all of its data from three sources and resells primarily through one wireless messaging provider. Although there are a limited number of data sources and messaging service providers, management believes that they could obtain such services on terms comparable the Company's existing agreements. A change in suppliers, however, could cause delays in service, which would adversely affect the Company's financial position, results of operations and cash flows.

                                  MOBEO, INC.
                         NOTES TO FINANCIAL STATEMENTS

                  INFORMATION AS OF JUNE 30, 1999 AND FOR THE
            SIX MONTHS ENDED JUNE 30, 1999 IS UNAUDITED--(CONTINUED)

  Leases

     The Company leases office space in Bethesda, Maryland for its corporate headquarters under an agreement which expires in December 1999. In addition, the Company maintains facilities in New York, N.Y., under an agreement which expires in 1999. The lease agreement for its corporate headquarters contains provisions allowing free rent periods and periodic rate increases during the lease terms. The Company recognizes rent expense under operating leases ratably over the lease terms. As of December 31, 1997 and 1998 and June 30, 1999, the Company had $13,000, $7,000 and $3,000 (unaudited), respectively, recorded as deferred rent included in accrued expenses. Total rent expense was $238,783 and $239,936 for the years ended December 31, 1997 and 1998, respectively, and $142,894 (unaudited) for the six months ended June 30, 1999.

     In addition to office space, the Company leases an automobile under a 36 month operating lease, which expires in 1999.

     Future minimum lease payments under non-cancelable operating leases are as follows:

1999..............................................  $201,695

8. RELATED PARTY TRANSACTIONS

     In 1996, the Company advanced $171,250 to certain employees and shareholders under notes receivable arrangements. During 1997, the Company advanced an additional $78,103 under these arrangements, and received $83,750 in collections on the notes receivables. There is no planned settlement of the notes receivable balance in the foreseeable future, therefore the Company has classified the amounts as a component of stockholders' equity (deficit). Under these arrangements, the Company provided an allowance for doubtful accounts of $122,583 to reflect the net realizable value of the notes at December 31, 1997 and 1998, respectively.

9. SUBSEQUENT EVENTS (UNAUDITED)

     On July 14, 1999, the Company executed a Promissory Note with one of its employees for $20,000. The Promissory Note bears interest at 7%. Principal and interest are due beginning on September 1, 2000 with the final payment due on August 1, 2006.

     On June 30, 1999, the Company accrued $154,000 for a pending legal claim filed against the Company. This accrual relates to a dispute between the Company and its former data transmitter vendor. The vendor maintains that the Company is liable for late fee charges, exchange fees and lost pager fees that the Company previously deducted from a royalty payment made to the vendor. The Company is investigating the charges and believes the charges are without merit. No assurance can be given, however, that this matter will be resolved in the Company's favor.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
LocusOne Communications, Inc.:

     We have audited the accompanying balance sheets of LocusOne Communications, Inc. (the Company) as of December 31, 1998 and 1999, and the related statements of operations, stockholders' equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LocusOne Communications, Inc. as of December 31, 1998 and 1999, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

                                          KPMG LLP
McLean, Virginia
March 9, 2000

                         LOCUSONE COMMUNICATIONS, INC.

                                 BALANCE SHEETS

                                     ASSETS

                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 1998          1999
                                                              -----------   -----------
Current assets:
  Cash and cash equivalents.................................  $   143,517   $    16,125
  Accounts receivable, net of allowance for doubtful
     accounts of $4,150 and $25,000 as of December 31, 1998
     and 1999, respectively.................................      265,019       256,423
  Prepaid expenses and other current assets.................        8,214         6,573
                                                              -----------   -----------
          Total current asset...............................      416,750       279,121
Property and equipment, net.................................       63,361       197,821
                                                              -----------   -----------
          Total assets......................................  $   480,111   $   476,942
                                                              ===========   ===========

                LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED STOCK AND
                            STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable..........................................  $    43,873   $    79,975
  Deferred revenues.........................................      184,401       108,140
  Line of credit............................................           --       863,000
  Current portion of obligations under capital lease........       95,756            --
                                                              -----------   -----------
          Total current liabilities.........................      324,030     1,051,115
Series A Convertible Redeemable Preferred Stock, no par
  value, 1,000,000 shares authorized, 600,000 shares issued
  and outstanding at December 31, 1998 and 1999 (liquidation value of $2,170,000 and $2,250,000 at December 31, 1998
  and 1999, respectively)...................................    2,170,000     2,250,000
Stockholders' equity (deficit):
  Common stock, no par value, 10,000,000 shares authorized,
     1,050,000 shares issued and outstanding as adjusted for
     stock splits at December 31, 1998 and 1999.............       45,000        45,000
  Accumulated deficit.......................................   (2,058,919)   (2,869,173)
                                                              -----------   -----------
          Total stockholders' equity (deficit)..............   (2,013,919)   (2,824,173)
                                                              -----------   -----------
Commitments and contingencies
          Total liabilities, convertible redeemable
            preferred stock and stockholders' equity
            (deficit).......................................  $   480,111   $   476,942
                                                              ===========   ===========

                 See accompanying notes to financial statements

                         LOCUSONE COMMUNICATIONS, INC.

                            STATEMENTS OF OPERATIONS

                                                                     YEAR ENDED
                                                                    DECEMBER 31,
                                                              ------------------------
                                                                 1998         1999
                                                              ----------   -----------
Software and related services revenue.......................  $  898,359   $ 1,575,332
Equipment sales.............................................     256,404        40,932
                                                              ----------   -----------
          Total revenue.....................................   1,154,763     1,616,264
Cost of software and related services revenue...............     656,686       790,261
Cost of equipment sales.....................................     172,235        22,942
                                                              ----------   -----------
          Total cost of revenue.............................     828,921       813,203
                                                              ----------   -----------
Gross profit................................................     325,842       803,061
Operating expenses:
  Sales and marketing.......................................     109,189       542,073
  Research and development..................................          --        53,046
  General and administrative................................     371,814       821,890
  Depreciation and amortization.............................     104,289        96,181
  Stock option expense......................................     110,468       299,561
                                                              ----------   -----------
                                                                 695,760     1,812,751
                                                              ----------   -----------
          Operating loss....................................    (369,918)   (1,009,690)
Other income (expense):
  Loss on disposal of equipment.............................     (32,234)           --
  Interest income (expense), net............................      (4,071)      (20,125)
                                                              ----------   -----------
Loss before income taxes....................................    (406,223)   (1,029,815)
Income taxes................................................          --            --
                                                              ----------   -----------
Net loss....................................................    (406,223)   (1,029,815)
Preferred stock dividend requirements.......................     (80,000)      (80,000)
                                                              ----------   -----------
Net loss available to common stockholders...................  $ (486,223)  $(1,109,815)
                                                              ==========   ===========

                 See accompanying notes to financial statements

                         LOCUSONE COMMUNICATIONS, INC.

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                     COMMON STOCK
                                                 --------------------   ACCUMULATED
                                                   SHARES     AMOUNT      DEFICIT        TOTAL
                                                 ----------   -------   -----------   -----------
Balance at December 31, 1997...................      10,500   $45,000   $(1,683,164)  $(1,638,164)
  Stock option expense.........................          --        --       110,468       110,468
  Preferred stock dividend requirements........          --        --       (80,000)      (80,000)
  Net loss.....................................          --        --      (406,223)     (406,223)
                                                 ----------   -------   -----------   -----------
Balance at December 31, 1998...................      10,500   $45,000   $(2,058,919)  $(2,013,919)
  100 to 1 stock split.........................   1,039,500        --            --            --
  Stock option expense.........................          --        --       299,561       299,561
  Preferred stock dividend requirements........          --        --       (80,000)      (80,000)
  Net loss.....................................          --        --    (1,029,815)   (1,029,815)
                                                 ----------   -------   -----------   -----------
Balance at December 31, 1999...................   1,050,000   $45,000   $(2,869,173)  $(2,824,173)
                                                 ==========   =======   ===========   ===========

                 See accompanying notes to financial statements

                         LOCUSONE COMMUNICATIONS, INC.

                            STATEMENTS OF CASH FLOWS

                                                                    YEAR ENDED
                                                                   DECEMBER 31,
                                                              -----------------------
                                                                1998         1999
                                                              ---------   -----------
Cash flows from operating activities:
  Net loss..................................................  $(406,223)  $(1,029,815)
  Adjustments to reconcile net loss to net cash used in
     operating activities:
     Provision for doubtful accounts........................      4,150        20,850
     Depreciation and amortization..........................    104,289        96,181
     Loss on disposal of equipment..........................     32,234            --
     Stock option expense...................................    110,468       299,561
     Changes in operating assets and liabilities:
       Increase in accounts receivable......................   (262,237)      (12,254)
       Decrease in prepaids and other current assets........     52,903         1,641
       Increase in accounts payable.........................     25,400        36,102
       Increase (decrease) in deferred revenue..............    184,401       (76,261)
                                                              ---------   -----------
Net cash used in operating activities.......................   (154,615)     (663,995)
                                                              ---------   -----------
Cash flows from investing activities:
     Purchases of property and equipment....................    (49,239)     (230,641)
                                                              ---------   -----------
Net cash used in investing activities.......................    (49,239)     (230,641)
                                                              ---------   -----------
Cash flows from financing activities:
     Proceeds from line of credit...........................         --       863,000
     Principal repayments of obligations under capital
      lease.................................................   (118,186)      (95,756)
                                                              ---------   -----------
Net cash provided by (used in) financing activities.........   (118,186)      767,244
Net decrease in cash and cash equivalents...................   (322,040)     (127,392)
Cash and cash equivalents, beginning of period..............    465,557       143,517
                                                              ---------   -----------
Cash and cash equivalents, end of period....................  $ 143,517   $    16,125
                                                              =========   ===========
Supplemental disclosure of cash flow information:
  Cash paid during the year for interest....................  $  17,273   $    21,228
                                                              =========   ===========
---------------
Supplemental disclosures of non-cash investing and financing activities:
  During the year ended December 31, 1998 and 1999, the
     Company accrued $80,000 and $80,000, respectively, of
     dividends on its Series A Convertible Redeemable
     Preferred Stock

                 See accompanying notes to financial statements

                          LOCUSONE COMMUNICATIONS INC.

                         NOTES TO FINANCIAL STATEMENTS

(1) ORGANIZATION AND DESCRIPTION OF THE BUSINESS

     LocusOne Communications, Inc. (the "Company"), a Virginia corporation, was formed on August 17, 1995 and is based in Richmond, Virginia.

     The Company designs, develops, sells and supports fulfillment solutions using wireless handheld internet connectivity. The Company operates in a highly competitive environment subject to rapid technological change and emergence of new technology. Although management believes its services are transferable to emerging technologies, rapid changes in technology could have an adverse financial impact on the Company.

     The Company expects to expand its operations through continued capital investment in new systems and services. The Company is not currently generating sufficient cash flows from operations to support its current operating and capital requirements. The Company has and will continue to be dependent upon its shareholders and other financing sources to fund these requirements.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Revenue Recognition

     Revenues are derived from software licensing and the provision of related services, including wireless integration consulting, maintenance and technical support. Revenue is also derived from the sale of equipment utilized in the Company's products.

     In October 1997, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") No. 97-2, Software Revenue Recognition. Subsequently, in March 1998 and December 1998, the AICPA issued SOP 98-4 and SOP 98-9, respectively, which defer until the Company's fiscal year beginning January 1, 2000, the application of several paragraphs and examples in SOP 97-2 that limit the definition of vendor specific objective evidence ("VSOE") for determining fair value of various elements in a multiple element arrangement. The provisions of SOP 97-2 have been applied to transactions entered into for the year ended December 31, 1998 and 1999. Management of the Company does not believe that the adoption of the remaining portions of SOP 97-2, which were deferred by SOP 98-4 and SOP 98-9, will have a material impact on the Company's financial statements.

     Revenues from software licensing and related wireless engineering consulting services are recognized using the percentage of completion method in accordance with SOP 97-2, since the Company's software requires significant customization and modification. Revenue is recognized on the percentage of completion method based on the hours incurred in relation total estimated hours. Anticipated contract losses are recognized as soon as they become known and estimable. Revenues from maintenance and technical support, which consists of unspecified when-and-if-available product updates and customer telephone support services, are recognized ratably over the term of the service period. Revenue from equipment sales is recognized upon delivery of the equipment.

  (b) Cost of Revenues

     The cost of software license, wireless integration consulting, maintenance and technical support revenues consists primarily of cash compensation and related costs for engineering personnel and materials.

  (c) Software Development Costs

     Software development costs are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed (the "Standard"). Under the Standard, capitalization of software development costs begins upon the establishment of technological feasability, subject to net realizable value considerations.

                          LOCUSONE COMMUNICATIONS INC.

To date, the period between achieving technological feasability and the general availability of such software has been short; therefore, software development costs qualifying for capitalization have been immaterial. Accordingly, the Company has not capitalized any software development costs and has charged all such costs to research and development expense. Research and development costs are expensed as incurred.

  (d) Cash and Cash Equivalents

     Cash equivalents include all highly liquid investments purchased with original maturities of three months or less. Cash equivalents consist of approximately $127,000 and $0 in money market accounts at December 31, 1998 and 1999, respectively.

  (e) Fair Value of Financial Instruments

     The carrying amounts of the Company's financial instruments, which include cash equivalents, accounts receivable, accounts payable and line of credit approximate their fair values due to the short duration of the instruments.

  (f) Concentration of Credit Risk

     Financial instruments that potentially subject the Company to a concentration of credit risk consist of accounts receivable. The Company extends credit to its customers on an unsecured basis in the normal course of business and maintains an allowance for potential losses when identified.

     For the years ended December 31, 1998 and 1999, the Company derived approximately 95 percent and 93 percent of its revenue from three and five customers, respectively. Approximately 90 percent and 97 percent of the Company's accounts receivable were due from these customers as of December 31, 1998 and 1999, respectively.

  (g) Property and Equipment

     Property and equipment are stated at cost. Depreciation is calculated using the straight line method over the estimated useful lives of the assets, which range from three to seven years. The costs of leasehold improvements are capitalized and amortized using the straight-line method over the shorter of the lease term of the estimated useful life of the asset.

  (h) Recovery of Long-Lived Assets

     The Company's policy is to review its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company recognizes an impairment loss when the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset. The measurement of the impairment losses to be recognized is based upon the difference between the fair value and the carrying amount of the assets.

  (i) Stock Compensation

     The Company accounts for equity-based compensation arrangements in accordance with the provisions of Accounting Principle Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, and complies with the disclosure provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." Under APB No. 25, compensation expense is based upon the difference, if any, on the date of grant, between the fair value of the Company's common stock and the exercise price. All equity-based awards to non-employees are accounted for at their fair value in accordance with SFAS No. 123.

                          LOCUSONE COMMUNICATIONS INC.

  (j) Advertising Costs

     Advertising costs are expensed as incurred. Advertising expense was approximately $11,000 and $13,000 for the years ended December 31, 1998 and December 31, 1999, respectively.

  (k) Income Taxes

     The Company recognizes income taxes using the asset and liability method, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a tax rate change on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

  (l) Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  (m) Recent Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The new standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. This statement, as amended, is effective for all fiscal quarters beginning after June 15, 2000. The Company does not expect SFAS No. 133 to have a material affect on its financial position or results of operations.

(3) PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                                  DECEMBER 31,
                                                              ---------------------
                                                                1998        1999
                                                              ---------   ---------
Computer hardware...........................................  $ 172,888   $ 385,357
Computer software...........................................    110,808     121,180
Furniture and fixtures......................................     20,937      28,737
Leasehold improvements......................................      1,565       1,565
                                                              ---------   ---------
                                                                306,198     536,839
Less: Accumulated depreciation and amortization.............   (242,837)   (339,018)
                                                              ---------   ---------
                                                              $  63,361   $ 197,821
                                                              =========   =========

                          LOCUSONE COMMUNICATIONS INC.

(4) LEASES

     The Company was obligated under a capital lease for various computer and telecommunications equipment that expired in 1999. The Company exercised its option to purchase the equipment covered by the lease for approximately $9,000 in December 1999.

     The Company is also obligated under non-cancelable operating leases for office space that expire at various dates through 2002. Future minimum lease payments under non-cancelable operating leases are as follows:

                                                              MINIMUM LEASE
                 YEARS ENDING DECEMBER 31,                      PAYMENTS
                 -------------------------                    -------------
2000........................................................     $36,000
2001........................................................      30,000
2002........................................................       5,000
                                                                 -------
                                                                 $71,000
                                                                 -------

     Rent expense was approximately $54,000 and $44,000 under these lease agreements for the years ended December 31, 1998 and 1999, respectively. In February 2000, the Company entered into a new five-year lease for office space with aggregate minimum lease payments of $542,000.

(5) CAPITALIZATION

     The Company's Articles of Incorporation, as amended, authorizes the Company to issue 10,000,000 shares of common stock with no par value. As of December 31, 1999, the Company had reserved shares of common stock for future issuance as follows:

Conversion of Series A Convertible Redeemable Preferred
  Stock.....................................................  1,000,000
Exercise of stock options pursuant to stock option plan.....    600,000

     On August 17, 1995, the Company was formed and initially capitalized when a founder of the Company contributed $27,000 in exchange for 630,000 shares, as adjusted for stock splits, of the Company's authorized common stock. In January 1996, a second founder contributed $18,000 for 420,000 shares, as adjusted for stock splits, of the Company's authorized common stock. On November 14, 1996, the Company effected a stock split of 63 to 1 of its common stock. In March 1999, the Company approved a 100 to 1 stock split of all classes of the Company's authorized stock.

     Additionally, the Company entered into a stock repurchase agreement with a founder of the Company, whereby the Company was granted options to purchase up to 210,000 shares of common stock at an exercise price of $1.00 per share from the founder to cover the exercise of employee stock options. Options under this stock purchase agreement expire December 31, 2008. In January 1999, the Company entered into a stock repurchase agreement with both founders of the Company to purchase up to an aggregate of 40,000 shares of common stock at an exercise price of $1.00 per share, in addition to the 210,000 options previously authorized. Options under these stock repurchase agreements expire December 31, 2009 and can be used only to cover the exercise of employee stock options.

(6) PREFERRED STOCK

     On November 15, 1996, the Company completed a private placement for an aggregate 600,000 shares of Series A Convertible Redeemable Preferred Stock ("Series A Preferred Stock") at $3.33 per share, as adjusted for the 100 to 1 stock split effected in March 1999. Total proceeds were approximately $2,000,000.

                          LOCUSONE COMMUNICATIONS INC.

  (a) Voting Rights

     The Series A Preferred Stockholders can vote with the holders of common stock as a single class for the election of the Board of Directors. In addition, the Series A Preferred Stockholders may elect one member of the Board of Directors. Furthermore, as long as any shares of the Series A Preferred Stock is outstanding, approval by at least two-third majority is required for: (1) merging or consolidating with any other corporation; or (2) the sale or transfer by the Company of substantially all of its assets. Finally, approval of at least two-third majority of the Series A Preferred Stockholders is required for altering any of the rights and privileges of the Series A Preferred Stock.

  (b) Dividends

     The Series A Preferred Stock accrues cumulative dividends at the rate of 4 percent per annum, whether or not the dividends are earned or declared by the Board of Directors. Cumulative unpaid and undeclared dividends were $170,000 and $250,000 at December 31, 1998 and 1999, respectively.

  (c) Liquidation

     In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of each share of Series A Preferred Stock then outstanding shall be entitled to receive an amount equal to the original share price of $3.33 per share, plus all accrued and unpaid cumulative dividends, whether or not declared. After the payment to the Series A Preferred Stockholders of the full preferential amounts to which they are entitled, the Series A Preferred Stockholders have no further claim to any of the remaining assets of the Company.

  (d) Redemption

     Series A Preferred Stock is redeemable by the Company or the holder at any time after five years from the initial issuance of the first share of Series A Preferred Stock upon written notice. Redemption of the Series A Preferred Stock by the Company must be for all of the shares of Series A Preferred Stock upon payment in cash of all accrued and unpaid dividends plus the original share price paid of $3.33 per share. If the redemption occurs at the request of the holder, the Company has the option to pay the redemption price in three equal annual installments beginning one year from the date of notice.

  (e) Conversion

     Series A Preferred Stock is convertible on a one-for-one basis into shares of common stock at the option of the holder. Series A Preferred Stock is automatically converted into common stock in the event of an initial public offering in which the aggregate proceeds are not less than $10,000,000 and the gross offering price is not less than $6.66 per share.

(7) LINE OF CREDIT

     In October of 1999, the Company entered into a revolving line of credit up to $1,000,000 with a financial institution. All outstanding principal and accrued interest is due and payable on October 31, 2000. Interest accrues on the unpaid principal at 0.25 percent plus the prime rate (8.75 percent at December 31, 1999) and is payable monthly. The line of credit is collateralized by substantially all of the assets of the Company and contains certain financial covenants.

     During 1999, the Company borrowed approximately $863,000 under the line of credit. The proceeds were used by the Company solely to finance working capital. At December 31, 1999, there was approximately $137,000 available to the Company under the line of credit. The outstanding balance on the

                          LOCUSONE COMMUNICATIONS INC.

line of credit was paid in full upon the sale of the Company to Aether Systems, Inc. ("Aether") on February 3, 2000 (see note 10).

(8) INCOME TAXES

     No provision for federal or state income taxes has been recorded as the Company incurred net operating losses for all periods presented.

     The tax effected amounts of temporary differences as of December 31, 1998 and 1999 are as follows:

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                1998         1999
                                                              ---------   -----------
Deferred tax assets:
Net operating loss carryforward.............................  $ 573,134   $   877,509
Fixed assets................................................     17,638         5,375
Stock compensation..........................................     49,525       168,112
                                                              ---------   -----------
Total deferred tax assets...................................    640,297     1,050,996
Valuation allowance.........................................   (640,297)   (1,050,996)
                                                              ---------   -----------
Net deferred tax assets.....................................         --            --
                                                              ---------   -----------
Deferred tax liabilities:...................................         --            --
                                                              ---------   -----------
Net deferred taxes..........................................  $      --   $        --
                                                              ---------   -----------

     The Company has net operating loss carryforwards as of December 31, 1999 available to offset future taxable income for federal and Virginia state income tax purposes of approximately $2.3 million, which begin to expire in 2012. Due to the net operating losses incurred to date, the Company has provided a full valuation allowance against its net deferred tax assets.

(9) EMPLOYEE BENEFIT PLANS

  Retirement Plan

     As of January 1, 1999, the Company adopted a 401(k) Retirement Plan (the "Plan") covering substantially all of its employees. Participants in the Plan may elect to defer up to 15 percent of their compensation. The Company may make discretionary or matching contributions under the Plan. In 1999, the Company made no employer matching contributions or discretionary contributions to the Plan.

  Stock Option Plan

     In 1996, the Company adopted a Stock Option Plan (the "Stock Plan") providing for the issuance of options to acquire up to 560,000 shares of common stock, as adjusted for stock splits.

     During 1999, the Company approved an increase in the Stock Plan to allow for the granting of up to 600,000 options. Options granted under the Stock Plan generally expire after ten years and normally vest over a period of up to 4 years. All options outstanding under the Stock Plan vest immediately upon the event of a change of control in the Company.

     The Company applies APB 25 and related interpretations in accounting for its stock options. The Company recorded total compensation expense of approximately $110,000 and $300,000 in 1998 and 1999, respectively, for the difference between the exercise price and the estimated fair market value of the stock at the date of grant. Compensation expense is recognized ratably over the vesting period of the options, which is generally four years.

                          LOCUSONE COMMUNICATIONS INC.

     SFAS No. 123 requires pro forma net income (loss) disclosures as if the Company had accounted for its stock options under the fair value method prescribed by that statement. Had the Company used the fair value method for determining compensation expense, the Company's net loss would have increased by $9,000 and $21,000 for 1998 and 1999, respectively.

     The following table summarizes option activity for the year ended December 31, 1998 and 1999:

                                                  1998                           1999
                                      ----------------------------   ----------------------------
                                                  WEIGHTED AVERAGE               WEIGHTED AVERAGE
                                       NUMBER      EXERCISE PRICE     NUMBER      EXERCISE PRICE
                                      OF SHARES     (PER SHARE)      OF SHARES     (PER SHARE)
                                      ---------   ----------------   ---------   ----------------
Outstanding at beginning of year....   258,000         $0.12          490,000         $0.54
Options granted.....................   237,000         $1.00          111,500         $1.19
Options exercised...................        --            --               --            --
                                       -------         -----          -------         -----
Options canceled....................    (5,000)        $1.00           (2,000)        $1.25
                                       -------                        -------
Outstanding at end of year..........   490,000         $0.54          599,500         $0.66
                                       =======                        =======
Options exercisable at year-end.....   124,000         $0.09          246,500         $0.31
                                       =======                        =======
Options available for future
  grant.............................                                      500
                                                                      =======

     The per share weighted-average value of options granted by the Company during 1998 and 1999 was $3.78 and $14.44, respectively, on the date of grant using the Black-Scholes option-pricing model. These amounts were calculated using the following assumptions: expected option life of five years, volatility of zero, risk-free interest rates of 5.5 to 6.0 percent and dividend yield of zero percent.

                              OPTIONS OUTSTANDING
                 ---------------------------------------------
                                   WEIGHTED                            OPTIONS EXERCISABLE
                                    AVERAGE                      -------------------------------
                   NUMBER AT       REMAINING       WEIGHTED        NUMBER AT         WEIGHTED
   NAME OF        DECEMBER 31,    CONTRACTUAL      AVERAGE        DECEMBER 31,       AVERAGE
EXERCISE PRICE        1999           LIFE       EXERCISE PRICE        1999        EXERCISE PRICE
--------------   --------------   -----------   --------------   --------------   --------------
                 (IN THOUSANDS)   (IN YEARS)                     (IN THOUSANDS)
    $0.05            238,000          6.73          $0.05            178,500          $0.05
    $1.00            277,000          8.46          $1.00             68,000          $1.00
    $1.25             84,500          9.86          $1.25                 --             --
                    --------                                        --------
                     599,500          7.97          $0.66            246,500          $0.31
                    ========                                        ========

(10) SUBSEQUENT EVENT

  Sale of LocusOne

     On February 3, 2000, the Company was acquired by Aether Systems, Inc. ("Aether"). In the transaction, all of the outstanding common stock and preferred stock of the Company was purchased by Aether for a purchase price of approximately $40 million. Approximately $19 million of the purchase price is payable to the former stockholders of the Company in the form of non-interest bearing notes payable due no later than December 31, 2000.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Riverbed Technologies, Inc.:

     We have audited the accompanying balance sheets of Riverbed Technologies, Inc. (the Company) as of December 31, 1998 and 1999, and the related statements of operations, stockholders' equity (deficit), and cash flows for the period from October 21, 1998 (date of inception) to December 31, 1998 and for the year ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Riverbed Technologies, Inc. as of December 31, 1998 and 1999 and the results of its operations and its cash flows for the period from October 21, 1998 (date of inception) to December 31, 1998 and for the year ended December 31, 1999, in conformity with generally accepted accounting principles.

                                          KPMG LLP

McLean, Virginia
February 15, 2000

                          RIVERBED TECHNOLOGIES, INC.

                                 BALANCE SHEETS

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                1998         1999
                                                              --------    -----------
                                       ASSETS
Current assets:
  Cash and cash equivalents.................................  $     --    $ 5,340,801
  Short-term investments....................................        --      3,936,542
  Accounts receivable.......................................    21,883        619,071
  Prepaids and other........................................        --        428,855
                                                              --------    -----------
          Total current assets..............................    21,883     10,325,269
Property and equipment, net.................................    48,161        718,075
                                                              --------    -----------
          Total assets......................................  $ 70,044    $11,043,344
                                                              ========    ===========
                     LIABILITIES, REDEEMABLE PREFERRED STOCK AND
                           STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable..........................................  $ 46,789    $   637,378
  Accrued expenses..........................................        --        497,135
  Deferred revenues.........................................     3,000         68,510
  Advance from stockholder..................................    81,834             --
  Note payable -- current portion...........................        --        120,578
                                                              --------    -----------
  Total current liabilities.................................   131,623      1,323,601
                                                              --------    -----------
Long-term liabilities:
  Note payable -- less current portion......................        --        241,155
                                                              --------    -----------
          Total liabilities.................................   131,623      1,564,756
                                                              --------    -----------
Series A preferred stock, convertible, $0.01 par value, zero and 3,500,000 shares authorized, issued and outstanding at
  December 31, 1998 and 1999, respectively (liquidation
  value $3,829,863).........................................        --      3,785,531
Series B preferred stock, convertible, $0.01 par value, zero and 4,145,211 shares authorized, issued and outstanding at
  December 31, 1998 and 1999, respectively (liquidation
  value $12,053,001)........................................        --     11,985,989
Stockholders' equity (deficit):
  Common stock, $0.01 par value, 100,000 and 14,354,789
     shares authorized at December 31, 1998 and 1999,
     respectively; 100,000 and 2,887,793 shares issued and
     outstanding at December 31, 1998 and 1999,
     respectively...........................................     1,000         28,878
  Additional paid-in-capital................................    (1,000)       561,033
  Accumulated deficit.......................................   (61,579)    (6,882,843)
                                                              --------    -----------
          Total stockholders' equity (deficit)..............   (61,579)    (6,292,932)
                                                              --------    -----------
  Commitments and contingencies
          Total liabilities, redeemable preferred stock and
            stockholders' equity (deficit)..................  $ 70,044    $11,043,344
                                                              ========    ===========

                See accompanying notes to financial statements.

                          RIVERBED TECHNOLOGIES, INC.

                            STATEMENTS OF OPERATIONS

                                                                PERIOD FROM
                                                              OCTOBER 21, 1998
                                                           (DATE OF INCEPTION) TO       YEAR ENDED
                                                             DECEMBER 31, 1998       DECEMBER 31, 1999
                                                           ----------------------    -----------------
Software license revenue.................................         $     --              $   757,899
Maintenance, consulting and support revenue..............               --                  169,186
                                                                  --------              -----------
          Total revenue..................................               --                  927,085
Cost of software revenue.................................               --                  221,101
Cost of maintenance, consulting and support revenue......               --                  506,383
                                                                  --------              -----------
          Total cost of revenue..........................               --                  727,484
                                                                  --------              -----------
Gross profit.............................................               --                  199,601
Operating expenses:
Sales and marketing......................................           38,115                2,865,470
Research and development.................................           10,091                2,050,778
General and administrative...............................           13,373                1,055,071
Stock option expense.....................................               --                1,200,294
                                                                  --------              -----------
                                                                    61,579                7,171,613
                                                                  --------              -----------
          Operating loss.................................          (61,579)              (6,972,012)
Interest income (expense), net...........................               --                  150,748
                                                                  --------              -----------
Loss before income taxes.................................          (61,579)              (6,821,264)
Income taxes.............................................               --                       --
                                                                  --------              -----------
Net loss.................................................         $(61,579)             $(6,821,264)
Preferred stock dividend requirements....................               --                 (628,376)
                                                                  --------              -----------
Net loss available to common stockholders................         $(61,579)             $(7,449,640)
                                                                  ========              ===========

                See accompanying notes to financial statements.

                          RIVERBED TECHNOLOGIES, INC.

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                    COMMON STOCK        ADDITIONAL
                                --------------------     PAID-IN-     ACCUMULATED
                                 SHARES        PAR       CAPITAL        DEFICIT         TOTAL
                                ---------    -------    ----------    -----------    -----------
Balance at inception, October
  21, 1998....................         --    $    --    $       --    $        --    $        --
  Shares issued at
     inception................    100,000      1,000        (1,000)            --             --
  Net loss....................         --         --            --        (61,579)       (61,579)
                                ---------    -------    ----------    -----------    -----------
Balance at December 31,
  1998........................    100,000      1,000        (1,000)       (61,579)       (61,579)
  Stock split.................  1,722,917     17,229       (17,229)            --             --
  Issuance of common shares...    984,376      9,844            --             --          9,844
  Exercise stock options......     80,500        805         7,344             --          8,149
  Stock option expense........         --         --     1,200,294             --      1,200,294
  Preferred stock dividend
     requirements.............         --         --      (628,376)            --       (628,376)
  Net loss....................         --         --            --     (6,821,264)    (6,821,264)
                                ---------    -------    ----------    -----------    -----------
Balance at December 31,
  1999........................  2,887,793    $28,878    $  561,033    $(6,882,843)   $(6,292,932)
                                =========    =======    ==========    ===========    ===========

                See accompanying notes to financial statements.

                          RIVERBED TECHNOLOGIES, INC.

                            STATEMENTS OF CASH FLOWS

                                                                PERIOD FROM
                                                              OCTOBER 21, 1998
                                                           (DATE OF INCEPTION) TO       YEAR ENDED
                                                             DECEMBER 31, 1998       DECEMBER 31, 1999
                                                           ----------------------    -----------------
Cash flow from operating activities:
  Net loss...............................................         $(61,579)             $(6,821,264)
  Adjustments to reconcile net loss to net cash used in
     operating activities
     Stock option expense................................               --                1,200,294
     Depreciation and amortization.......................               --                   97,050
     Changes in operating assets and liabilities:
       Increase in accounts receivable...................          (21,883)                (597,188)
       Increase in prepaids and other current assets.....               --                 (428,855)
       Increase in accounts payable and accrued
          expenses.......................................           46,789                1,087,724
       Increase in deferred revenue......................            3,000                   65,510
                                                                  --------              -----------
Net cash used in operating activities....................          (33,673)              (5,396,729)
                                                                  --------              -----------
Cash flows from investing activities:
     Purchases of property and equipment.................          (48,161)                (766,964)
     Purchase of short-term investments..................               --               (3,936,542)
                                                                  --------              -----------
  Net cash used in investing activities..................          (48,161)              (4,703,506)
                                                                  --------              -----------
Cash flows from financing activities:
     Advance (repayment) from stockholder................           81,834                  (81,834)
     Proceeds from the issuance of common stock and
       exercise of stock options.........................               --                   17,993
     Proceeds from the issuance of preferred stock, net
       of issuance costs.................................               --               15,143,144
     Proceeds from line of credit........................               --                  250,000
     Repayment on line of credit.........................               --                 (250,000)
     Proceeds from note payable..........................               --                  361,733
                                                                  --------              -----------
Net cash provided by financing activities................           81,834               15,441,036
Net increase in cash and cash equivalents................               --                5,340,801
Cash and cash equivalents, beginning of period...........               --                       --
                                                                  --------              -----------
Cash and cash equivalents, end of period.................         $     --              $ 5,340,801
                                                                  ========              ===========
Supplemental disclosure of cash flow information:
  Interest...............................................         $     --              $     4,355
                                                                  ========              ===========
  Income taxes...........................................         $     --              $        --
                                                                  ========              ===========

                See accompanying notes to financial statements.

                          RIVERBED TECHNOLOGIES, INC.

                         NOTES TO FINANCIAL STATEMENTS

(1) ORGANIZATION AND DESCRIPTION OF BUSINESS

     Riverbed Technologies, Inc. (the "Company"), a Delaware corporation, was formed on October 21, 1998 and is based in Vienna, Virginia.

     The Company designs, develops, sells and supports synchronization and management software that enables handheld devices to be used as a natural extension of the enterprise and systems enabling people to use wireless handheld devices for data communications and transactions. The Company operates in a highly competitive environment subject to rapid technological change and emergence of new technology. Although management believes its services are transferable to emerging technologies, rapid changes in technology could have an adverse financial impact on the Company.

     The Company expects to expand its operations through continued capital investment in new systems and services. The Company is not currently generating sufficient cash flows from operations to support its current operating and capital requirements. The Company has and will continue to be dependent upon its stockholders and other financing sources to fund these requirements.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Revenue Recognition

     Revenues are generated from licensing software and providing services, including maintenance and technical support, training and consulting.

     In October 1997, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") No. 97-2, Software Revenue Recognition. Subsequently, in March 1998 and December 1998, the AICPA issued SOP 98-4 and SOP 98-9, respectively, which defer until the Company's fiscal year beginning January 1, 2000, the application of several paragraphs and examples in SOP 97-2 that limit the definition of vendor specific objective evidence ("VSOE") for determining fair value of various elements in a multiple element arrangement. The provisions of SOP 97-2 have been applied to transactions entered into from the inception (October 21, 1998) of the Company. Management of the Company does not believe that the adoption of the remaining portions of SOP 97-2, which were deferred by SOP 98-4 and SOP 98-9, will have a material impact on the Company's financial statements.

     Software revenue consists of fees for licenses of the Company's software products. The Company recognizes the revenue when the license agreement is signed, the license fee is fixed and determinable, delivery of the software has occurred, and collectibility of the fee is considered probable.

     Services revenue consists of maintenance and technical support, training and consulting. Revenues from maintenance and technical support, which consists of unspecified when-and-if-available product updates and customer telephone support services, are recognized ratably over the term of the service period. Other services revenues are recognized as the related services is provided.

  (b) Cost of Revenues

     The cost of software license revenues consists primarily of third party royalties. The cost of maintenance, consulting and support revenue consists primarily of personnel-related costs.

  (c) Software Development Costs

     Software development costs are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed (the "Standard"). Under the Standard, capitalization of software development costs begins upon the establishment of technological feasibility, subject to net realizable value considerations. To

                          RIVERBED TECHNOLOGIES, INC.

date, the period between achieving technological feasibility and the general availability of such software has been short; therefore, software development costs qualifying for capitalization have been immaterial. Accordingly, the Company has not capitalized any software development costs and has charged all such costs to research and development expense. Research and development costs are expensed as incurred.

  (d) Advertising Expense

     Advertising costs are expensed as incurred. Advertising expense was $0 and $343,000 for the period from October 21, 1998 (date of inception) to December 31, 1998 and for the year ended December 31, 1999, respectively.

  (e) Income Taxes

     The Company recognizes income taxes using the asset and liability method, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a tax rate change on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

  (f) Cash and Cash Equivalents

     Cash equivalents include all highly liquid investments with original maturities of three months or less. Cash equivalents include approximately $3,508,000 in money market accounts as of December 31, 1999.

  (g) Short-term Investments

     Short-term investments consist of highly liquid investments with original maturities greater than three months and less than one year. Short-term investments consisted of U.S. Treasury securities. Short-term investments are recorded at their amortized cost which approximates fair value as of December 31, 1999.

  (h) Concentration of Credit Risk

     Financial instruments that potentially subject the Company to credit risk consist of accounts receivable. The Company extends credit to its customers on an unsecured basis in the normal course of business.

     For the year ended December 31, 1999, the Company derived approximately 60 percent of its revenue from three customers. As of December 31, 1999, approximately 88 percent of the accounts receivable balance was due from four customers.

  (i) Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                          RIVERBED TECHNOLOGIES, INC.

  (j) Fair Value of Financial Instruments

     The carrying of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and notes payable approximate their fair value because of the short duration of the instruments.

  (k) Property and Equipment

     Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, which range from three to five years. The costs of leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the asset.

  (l) Recovery of Long-Lived Assets

     The Company's policy is to review its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company recognizes an impairment loss when the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset. The measurement of the impairment losses to be recognized is based upon the difference between the fair value and the carrying amount of the assets.

  (m) Stock Compensation

     The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board ("APB") No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation." Under APB No. 25, compensation cost, if any, is recognized over the respective vesting period based on the difference, on the date of grant, between the fair value of the Company's common stock and the exercise price. All stock-based awards to non-employees are accounted for at their fair value in accordance with SFAS No. 123.

  (n) Other Comprehensive Loss

     The Company has adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 established standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined, includes changes in equity of business enterprise during a period from transactions and other events and circumstances from non-owner sources. Other comprehensive income refers to revenue, expenses, gains and losses that under generally accepted accounting principles are included in comprehensive income, but excluded from net income. The Company has had no transactions of this nature since its inception.

  (o) Recent Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The new standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. This statement, as amended, is effective for all fiscal quarters beginning after June 15, 2000. The Company does not expect SFAS No. 133 to have a material affect on its financial position or results of operations.

                          RIVERBED TECHNOLOGIES, INC.

(3) CAPITALIZATION

     The Company's Certificate of Incorporation, as amended, authorizes the Company to issue 14,354,789 shares of common stock. As of December 31, 1999, the Company had reserved shares of common stock for future issuance as follows:

Conversion of Series A Preferred Stock......................  3,500,000
Conversion of Series B Preferred Stock......................  4,145,412
Exercise of stock options pursuant to stock option plan.....  2,484,376

     On October 21, 1998, the Company was formed and initially capitalized when Noblestar Systems Corporation ("NobleStar") contributed certain intangible assets in exchange for all 100,000 shares of the Company's authorized common stock. On January 16, 1999, the Company effected a stock split of 18.22917 to 1 of its common stock. On January 20, 1999, the Company granted 984,376 shares of common stock to two of its founders. In connection with this grant the Company recorded stock option expense of approximately $778,000.

(4) PREFERRED STOCK

     In January 1999, the Company issued 3,500,000 shares of Series A Preferred Stock ("Series A") at a price of $1.00 per share. Total proceeds, net of offering expenses, were approximately $3,442,000.

     In October 1999, the Company issued 4,145,211 shares of Series B Preferred Stock ("Series B") at a price of $2.84 per share. Total proceeds, net of offering expenses, were approximately $11,701,000.

  (a) Voting Rights and Protective Provisions

     The Series A and B stockholders may vote with the common stock as a single class on all actions to be taken by the stockholders. The Series A and B stockholders each are entitled to elect one member of the Board of Directors provided that at least 10 percent of authorized preferred stock of each class is then outstanding. Furthermore, as long as 10 percent of each class of preferred stock is outstanding, approval by at least two-thirds of holders of then outstanding shares of Series A and B is required for: (i) changing rights, preferences or privileges of each class; and (ii) issuing any equity security having a preference or parity with each class with respect to voting, dividends, liquidation or redemption. Finally, as long as 10 percent of each class of preferred stock of each class is outstanding, approval by at least fifty percent of the holders of then outstanding shares of Series and A and B is required for:
(i) the sale of the Company or substantially all of its assets; (ii) increasing the authorized number of shares of preferred stock or common stock; (iii) amending the Company's charter or bylaws; (iv) materially changing the Company's business; (v) approving an annual budget and executive compensation plan, including expenses greater than $100,000; or (vi) increasing the number of directors of the Company.

  (b) Dividends

     Series A and B stock accrues cumulative dividends at rate of 10 percent per annum, whether or not the dividends are declared by the Board of Directors. Unpaid and undeclared dividends on Series A and Series B was approximately $330,000 and $280,000, respectively, as of December 31, 1999.

  (c) Liquidation

     In the event of any liquidation, dissolution, or winding up of the Corporation, either voluntary or involuntary, the holders of Series A and B stock shall be entitled to receive an amount equal to the original share price paid plus any unpaid cumulative dividends, whether or not declared. The Series A and

                          RIVERBED TECHNOLOGIES, INC.

B stockholders may also participate on an equal basis with the common stock in any remaining assets after accumulated dividend are paid.

  (d) Redemption

     Series A and B stock are redeemable after October 2003 upon notice to the Company by at least 50 percent of the holders of the then outstanding stock. The redemption price shall equal the liquidation amount and is payable in three annual installments beginning on the redemption date.

  (e) Conversion

     Series A and B stock is convertible on a one-for-one basis into shares of common stock at the option of the holder. Series A and B stock is automatically converted into common stock in the event of an initial public offering in which the aggregate proceeds are not less than $15,000,000 and the Company's pre-offering valuation is at least $150,000,000.

(5) PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                                 DECEMBER 31,
                                                              -------------------
                                                               1998        1999
                                                              -------    --------
Computer hardware...........................................  $48,161    $638,594
Computer software...........................................       --     158,375
Furniture and fixtures......................................       --      18,156
                                                              -------    --------
                                                               48,161     815,125
Less: Accumulated depreciation..............................       --      97,050
                                                              -------    --------
                                                              $48,161    $718,075
                                                              =======    ========

(6) LINE OF CREDIT AND NOTES PAYABLE

     In August 1999, the Company entered into a two-tranche credit facility with a bank for a maximum available credit of $2,000,000. The assets and intellectual properties of the Company collateralize the facility.

     The first tranche is an equipment note payable not to exceed $500,000, of which, approximately $362,000 was payable at December 31, 1999. Amounts available under the equipment note payable are limited to the advance purchase of certain equipment through June 30, 2000. At December 31, 1999, there was approximately $138,000 available to the Company under the equipment financing. Principal is payable in thirty-six equal installments plus interest commencing in January 2000. Any amounts drawn down between January and June 2000, and the related interest, are due in thirty-six equal installments commencing in July 2000. Interest accrues on the unpaid principal at 1.625% above the bank's prime rate (10.125% at December 31, 1999).

     The second tranche is a revolving line of credit not to exceed $1,500,000. Amounts available under the revolving line of credit are limited by certain asset based formulas and at December 31, 1999, there was approximately $836,000 available to the Company. All outstanding principal and interest is due on January 31, 2001, the termination date of the revolving line of credit. Interest accrues on the unpaid principal at 1.25% above the bank's prime rate (9.75% at December 31, 1999) and is payable monthly.

     Finally, as of December 31, 1999, an irrevocable standby letter of credit for $100,000 was established in lieu of a deposit on the lease for the Company's headquarters.

                          RIVERBED TECHNOLOGIES, INC.

(7) EMPLOYEE BENEFIT PLANS

  Retirement Plan

     As of March 1, 1999, the Company adopted a 401(k) Retirement Plan (the "Plan") covering substantially all its employees. Participants in the Plan may elect to defer up to 15% of their compensation. The Company may make a discretionary matching contribution. In 1999, the Company matched 50% of employee contributions up to 6% of compensation. The amount recorded as expense for the year ended December 31, 1999 was approximately $25,000.

  Stock Option Plan

     During 1999, the Board of Directors adopted the 1999 Stock Option Plan ("the Stock Plan"). The Company has reserved up to 2,484,376 shares for issuance under the Stock Plan. All of the Company's employees, officers, directors, consultants and advisors are eligible to be granted options under the Stock Plan. The exercise price and duration of the option are determined by the Board at the date of grant. The options generally vest ratably over a period of 4 years, and generally expire in 10 years.

     The following table summarizes option activity for the year ended December 31, 1999. No options were granted in 1998.

                                                                      1999
                                                              ---------------------
                                                                           WEIGHTED
                                                                           AVERAGE
                                                                           EXERCISE
                                                               SHARES       PRICE
                                                              ---------    --------
Outstanding at beginning of year............................         --     $  --
Granted.....................................................  1,823,641      0.60
Exercised...................................................    (80,500)     0.10
Cancelled...................................................   (113,996)     0.10
                                                              ---------     -----
Outstanding at year end.....................................  1,629,145      0.65
                                                              =========     =====
Options exercisable at year end.............................    324,252      0.35
                                                              =========     =====
Options available for future grant..........................    660,735
                                                              =========

     The per share weighted-average fair value of the options granted during 1999 was $1.90. The fair value of each option grant is estimated on the date of grant, using the Black-Scholes options-pricing model with the following assumptions: expected option life of 5 years, volatility of zero, risk-free interest rate of 6.0% and dividend yield of zero percent.

                    OPTIONS OUTSTANDING              OPTIONS EXERCISABLE
           -------------------------------------   -----------------------
              NUMBER       WEIGHTED                   NUMBER
           OUTSTANDING      AVERAGE     WEIGHTED   EXERCISABLE    WEIGHTED
                AT         REMAINING    AVERAGE       AS OF       AVERAGE
EXERCISE   DECEMBER 31,   CONTRACTUAL   EXERCISE   DECEMBER 31,   EXERCISE
 PRICES        1999          LIFE        PRICE         1999        PRICE
--------   ------------   -----------   --------   ------------   --------
 $0.10        396,545        2.85        $0.10       216,336       $0.10
 $0.30        284,100        3.60        $0.30            --          --
 $0.85        854,000        3.83        $0.85       107,916        0.85
 $2.27         94,500        3.88        $2.27            --          --
            ---------                                -------
            1,629,145        3.48        $0.65       324,252       $0.35
            =========                                =======

                          RIVERBED TECHNOLOGIES, INC.

     The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock options. The Company recorded compensation expense of approximately $422,000 relating to options granted in the year ended December 31, 1999, equal to the difference between the estimated fair market value of the Company's common stock on the grant date and the exercise price of the options. The expense will be recognized ratably over the vesting period of the options, which is generally four years.

     SFAS No. 123 requires pro forma net income (loss) disclosures as if the Company had accounted for its stock options granted under the fair value method prescribed by that statement. Had the Company used the fair value methodology for determining compensation expense, the following table presents the pro forma net income (loss) that would have been recorded by the Company for the options granted during the year ended December 31, 1999:

                                                                          YEAR ENDED
                                                                         DECEMBER 31,
                                                                             1999,
                                                                     ---------------------
Net loss............................................  As reported         $(6,821,264)
                                                      Proforma            $(6,863,264)

     The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts.

(8) INCOME TAXES

     No provision for federal or state income taxes has been recorded as the Company incurred net operating losses for all periods presented. As of December 31, 1999, the Company had net operating loss carryforwards available to offset future taxable income of approximately $5,755,000 which expire in 2019. The actual income tax benefit differed from the income tax benefit which would be computed based upon the statutory federal tax rates as a result of recording a valuation allowance.

     The tax effected amounts of temporary differences as of December 31, 1998 and 1999 are as follows:

                                                                   DECEMBER 31,
                                                            --------------------------
                                                               1998           1999
                                                            -----------    -----------
Deferred tax assets:
Net operating loss carryforward...........................  $        --    $ 2,359,000
Start-up costs............................................       25,000         19,000
Accrued vacation..........................................           --         10,000
                                                            -----------    -----------
Total deferred tax assets.................................       25,000      2,388,000
Valuation allowance.......................................      (25,000)    (2,340,000)
                                                            -----------    -----------
Net deferred tax assets...................................           --         48,000
                                                            -----------    -----------
Deferred tax liabilities:
Depreciation and amortization.............................           --         48,000
                                                            -----------    -----------
Total deferred tax liabilities............................           --         48,000
                                                            -----------    -----------
Net deferred taxes........................................  $        --    $        --
                                                            ===========    ===========

(9) LEASES

     In December 1999, the Company entered into a long-term, non-cancelable operating lease for its headquarters. The Company also leases other facilities and certain office equipment under short-term, non-

                          RIVERBED TECHNOLOGIES, INC.

cancelable operating leases. Future minimum lease payments under non-cancelable operating leases are as follows:

                                                               MINIMUM
                                                                LEASE
YEARS ENDING DECEMBER 31,                                      PAYMENTS
-------------------------                                     ----------
  2000......................................................  $  563,000
  2001......................................................     572,000
  2002......................................................     587,000
  2003......................................................      52,000
                                                              ----------
                                                              $1,774,000
                                                              ==========

     Rent expense under operating leases was approximately $400 and $107,000, for the period from October 21, 1998 (date of inception) to December 31, 1998 and the year ended December 31, 1999, respectively.

(10) RELATED PARTY TRANSACTIONS

     In 1998, the Company's operations were funded through non-interest bearing advances made by Noblestar. As of December 31, 1998, approximately $82,000 was due to Noblestar for such advances. These amounts were repaid in 1999.

(11) SUBSEQUENT EVENT

     On February 9, 2000, the Company entered into a definitive merger agreement to be acquired by Aether Systems, Inc. for approximately 4,537,000 shares of Aether's common stock, plus the issuance of options to acquire approximately 863,000 shares of Aether's common stock for replacement of existing options issued to the Company's employees. The acquisition is subject to regulatory and stockholder approval.

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION


     The unaudited pro forma condensed consolidated financial information has been prepared by Aether's management and gives effect to the acquisitions of Mobeo, Inc. completed on September 29, 1999, LocusOne Communications, Inc. completed on February 3, 2000, Riverbed Technologies, Inc. completed on March 6, 2000, NetSearch, LLC completed on April 20, 2000, IFX Group Plc completed on April 6, 2000 and the related formation of Sila Communications completed on May 5, 2000, the investment in VeriStar Corporation on July 12, 2000, and the investment in ePhones, Inc. on July 31, 2000 and the investment in ParkStone Medical Information Systems, Inc. on September 8, 2000, which are collectively referred to in this "Unaudited Pro Forma Condensed Consolidated Financial Information" section as the "Completed Transactions", and the pending investment in MindSurf, Inc. which is referred to in this "Unaudited Condensed Consolidated Pro Forma Financial Information" section as the "Pending Transaction".


     The unaudited pro forma condensed consolidated statement of operations for the six months ended June 30, 2000 has been prepared to give effect to the LocusOne, Riverbed, NetSearch, and IFX acquisitions and the formation of Sila as if they had occurred on January 1, 1999. The unaudited pro forma condensed consolidated balance sheet as of June 30, 2000 gives effect to the VeriStar, ePhones, and ParkStone investments as if they had occurred on June 30, 2000. The acquisitions of LocusOne, Riverbed, NetSearch, and IFX and the formation of Sila, which occurred prior to June 30, 2000, are already reflected in the Company's historical consolidated balance sheet as of June 30, 2000.

     The pro forma adjustments, which are based upon available information and certain assumptions that Aether believes are reasonable in the circumstances, are applied to the historical financial statements of Aether, Mobeo, LocusOne, Riverbed, NetSearch, IFX and Sila. The acquisitions are accounted for under the purchase method of accounting. Aether's allocation of the purchase price is based upon the estimated fair value of assets acquired and liabilities assumed in accordance with Accounting Principles Board Opinion No. 16. The purchase price allocations reflected in the accompanying unaudited pro forma condensed consolidated financial statements are preliminary and may be different from the final allocation of the purchase price and any such differences may be material.

     The accompanying unaudited pro forma condensed consolidated financial information should be read in conjunction with the historical financial statements and the notes thereto for Aether, Mobeo, LocusOne, and Riverbed which are included elsewhere in this prospectus. The unaudited pro forma condensed consolidated financial information are provided for informational purposes only and do not purport to represent what Aether's financial position or results of operations would actually have been had the acquisitions and investments occurred on such dates or to project Aether's results of operations or financial position for any future period.

                              AETHER SYSTEMS, INC.

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                 (IN THOUSANDS)


                                                                      AS OF JUNE 30, 2000
                                         -----------------------------------------------------------------------------
                                                                            AETHER AS     ADJUSTMENTS
                                                      ADJUSTMENTS FOR     ADJUSTED FOR        FOR
                                         HISTORICAL      COMPLETED          COMPLETED       PENDING        PRO FORMA
                                           AETHER      TRANSACTIONS       TRANSACTIONS    TRANSACTION     CONSOLIDATED
                                         ----------   ---------------     -------------   -----------     ------------
                                                       ASSETS:
Current assets:
  Cash and cash equivalents............  $1,193,450       (28,600)(A)      $1,164,850       (30,000)(B)    $1,134,850
  Restricted cash......................      46,698                            46,698                          46,698
  Short-term investments...............       2,383                             2,383                           2,383
  Trade accounts receivable, net.......       7,515                             7,515                           7,515
  Inventory, net.......................       2,188                             2,188                           2,188
  Prepaid expenses and other current
    assets.............................      10,181                            10,181                          10,181
                                         ----------       -------          ----------      --------        ----------
        Total current assets...........   1,262,415       (28,600)          1,233,815       (30,000)        1,203,815
Property and equipment, net............      13,698                            13,698                          13,698
Investments............................     140,182        28,600(A)          168,782        30,000(B)        198,782
Intangible assets, net.................   1,277,012                         1,277,012                       1,277,012
Other assets...........................       9,935                             9,935                           9,935
                                         ----------       -------          ----------      --------        ----------
                                         $2,703,242            --          $2,703,242            --        $2,703,242
                                         ==========       =======          ==========      ========        ==========
                                        LIABILITIES AND STOCKHOLDERS' EQUITY:
Current liabilities:
  Accounts payable.....................  $    4,561                        $    4,561                      $    4,561
  Accrued expenses.....................      20,740                            20,740                          20,740
  Accrued employee compensation and
    benefits...........................       2,629                             2,629                           2,629
  Accrued interest on notes payable....       5,072                             5,072                           5,072
  Deferred revenue.....................       2,832                             2,832                           2,832
  Notes payable........................      13,911                            13,911                          13,911
                                         ----------       -------          ----------      --------        ----------
        Total current liabilities......      49,745            --              49,745            --            49,745
Long term liabilities -- convertible
  subordinated notes payable and other
  notes payable........................     310,500                           310,500                         310,500
Deferred tax liability.................      11,221                            11,221                          11,221
Minority interest in net assets of a
  subsidiary...........................      65,304                            65,304                          65,304
Stockholders' Equity
  Preferred stock......................          --                                --                              --
  Common stock.........................         381                               381                             381
  Additional paid-in-capital...........   2,352,944                         2,352,944                       2,352,944
  Retained earnings (deficit)..........    (145,799)                         (145,799)                       (145,799)
  Notes receivable from shareholder....          --                                --                              --
  Unrealized loss on investment........      58,946                            58,946                          58,946
                                         ----------       -------          ----------      --------        ----------
        Total stockholders' equity.....   2,266,472            --           2,266,472            --         2,266,472
                                         ----------       -------          ----------      --------        ----------
                                         $2,703,242            --          $2,703,242            --        $2,703,242
                                         ==========       =======          ==========      ========        ==========


---------------

(A) Reflects the investment of $5.6 million in cash in VeriStar Corporation (VeriStar), the investment of $8 million in cash in ePhones Inc. (ePhones), and the investment of $19.0 million in ParkStone Medical Information Systems, Inc. (ParkStone). These investments will be accounted for under the cost method of accounting.



(B) Reflects the pending investment of $30 million in cash in MindSurf (MindSurf). The Company plans to account for its investment in MindSurf under the equity method of accounting.

                              AETHER SYSTEMS, INC.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                            FOR THE SIX MONTHS ENDED JUNE 30, 2000
                                                          -------------------------------------------
                                                                       ADJUSTMENTS FOR
                                                          HISTORICAL      COMPLETED       PRO FORMA
                                                            AETHER      TRANSACTIONS     CONSOLIDATED
                                                          ----------   ---------------   ------------
Subscriber revenue......................................  $   9,674          5,096        $  14,770
Engineering services revenue............................      3,040             --            3,040
Software revenue and related services...................      3,442            254            3,696
                                                          ---------        -------        ---------
     Total revenue......................................     16,156          5,350           21,506
                                                          ---------        -------        ---------
Cost of subscriber revenue..............................      5,469          2,377            7,846
Cost of engineering services revenue....................      1,640             --            1,640
Cost of software revenue and related services...........      1,542            276            1,818
                                                          ---------        -------        ---------
     Total cost of revenue..............................      8,651          2,653           11,304
                                                          ---------        -------        ---------
       Gross profit.....................................      7,505          2,697           10,202
                                                          ---------        -------        ---------
Operating Expenses:
  Research and development..............................      7,921            881            8,802
  General and administrative............................     15,269          2,371           17,640
  Selling and marketing.................................     21,809          2,220           24,029
  Depreciation and amortization.........................     84,451         51,176          135,627
  Option and warrant expense............................      6,050          1,157            7,207
                                                          ---------        -------        ---------
                                                            135,500         57,805          193,305
                                                          ---------        -------        ---------
       Operating Loss:..................................   (127,995)       (55,108)        (183,103)
Other Income (expense):
  Interest income (expense), net........................     16,976             50           17,026
  Minority interest.....................................      1,662          3,628            5,290
  Equity in losses of investments.......................    (13,828)            --          (13,828)
                                                          ---------        -------        ---------
     Loss before income tax provision...................   (123,185)       (51,430)        (174,615)
  Income tax benefit....................................         --            575              575
                                                          ---------        -------        ---------
  Net loss..............................................  $(123,185)       (50,855)       $(174,040)
                                                          =========        =======        =========
Pro forma net loss per share -- basic and diluted.......                                      (4.92)
                                                                                          =========
Pro forma weighted average shares used in per share
  computations -- basic and diluted.....................                                     35,369
                                                                                          =========

                              AETHER SYSTEMS, INC.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                     ADJUSTMENTS FOR COMPLETED TRANSACTIONS
                                 (IN THOUSANDS)

                                                              FOR THE SIX MONTHS ENDED JUNE 30, 2000
                                    ------------------------------------------------------------------------------------------
                                    PERIOD FROM JANUARY 1, 2000    PERIOD FROM JANUARY 1, 2000    PERIOD FROM JANUARY 1, 2000
                                      THROUGH FEBRUARY 2, 2000        THROUGH MARCH 5, 2000          THROUGH APRIL 5, 2000
                                    ----------------------------   ----------------------------   ----------------------------
                                                     PRO FORMA                      PRO FORMA                      PRO FORMA
                                     HISTORICAL     ACQUISITION     HISTORICAL     ACQUISITION     HISTORICAL     ACQUISITION
                                    LOCUSONE (A)    ADJUSTMENTS    RIVERBED (B)    ADJUSTMENTS    SILA/IFX (C)    ADJUSTMENTS
                                    -------------   ------------   -------------   ------------   -------------   ------------

Subscriber revenue................      $  --                             --                          4,693

Software revenue and related
  services........................         84                            170                             --
                                        -----          ------         ------         -------          -----          ------

    Total revenue.................         84                            170                          4,693
                                        -----          ------         ------         -------          -----          ------

Cost of subscriber revenue........         --                             --                          2,266

Cost of software revenue and
  related services................         79                            197                             --
                                        -----          ------         ------         -------          -----          ------

    Total cost of revenue.........         79                            197                          2,266
                                        -----          ------         ------         -------          -----          ------

        Gross profit..............          5                            (27)                         2,427
                                        -----          ------         ------         -------          -----          ------

Operating Expenses:

  Research and development........         11                            797                             73

  General and administrative......        122                            929                            866

  Selling and marketing...........         26                          1,271                            884

  Depreciation and amortization...          8             730(E)          53          40,284(E)          37           8,397(E)

  Option and warrant expense......         50             811(F)         149                             --
                                        -----          ------         ------         -------          -----          ------

                                          217           1,541          3,199          40,284          1,860           8,397
                                        -----          ------         ------         -------          -----          ------

        Operating income
          (loss):.................       (212)         (1,541)        (3,226)        (40,284)           567          (8,397)

Other Income (expense):

  Interest income (expense),
    net...........................         (7)              7(H)          50                             --

  Minority interest...............         --                             --                             --           3,628(I)
                                        -----          ------         ------         -------          -----          ------

    (Loss) income before income
      tax provision...............       (219)         (1,541)        (3,176)        (40,284)           567          (4,769)

  Income tax benefit..............         --                             --                           (227)            802(J)
                                        -----          ------         ------         -------          -----          ------

  Net (loss) income...............      $(219)         (1,541)        (3,176)        (40,284)           340          (3,967)
                                        =====          ======         ======         =======          =====          ======

                                      FOR THE SIX MONTHS ENDED JUNE 30, 2000
                                    ------------------------------------------
                                    PERIOD FROM JANUARY 1, 2000
                                      THROUGH APRIL 19, 2000
                                    ---------------------------    AETHER AS
                                                     PRO FORMA    ADJUSTED FOR
                                     HISTORICAL     ACQUISITION    COMPLETED
                                    NETSEARCH (D)   ADJUSTMENTS   TRANSACTIONS
                                    -------------   -----------   ------------
Subscriber revenue................       403                        $  5,096
Software revenue and related
  services........................        --                             254
                                        ----          ------        --------
    Total revenue.................       403                           5,350
                                        ----          ------        --------
Cost of subscriber revenue........       111                           2,377
Cost of software revenue and
  related services................        --                             276
                                        ----          ------        --------
    Total cost of revenue.........       111                           2,653
                                        ----          ------        --------
        Gross profit..............       292                           2,697
                                        ----          ------        --------
Operating Expenses:
  Research and development........        --                             881
  General and administrative......       454                           2,371
  Selling and marketing...........        39                           2,220
  Depreciation and amortization...         6           1,661(E)       51,176
  Option and warrant expense......        --             147(G)        1,157
                                        ----          ------        --------
                                         499           1,808          57,805
                                        ----          ------        --------
        Operating income
          (loss):.................      (207)         (1,808)        (55,108)
Other Income (expense):
  Interest income (expense),
    net...........................        --                              50
  Minority interest...............        --                           3,628
                                        ----          ------        --------
    (Loss) income before income
      tax provision...............      (207)         (1,808)        (51,430)
  Income tax benefit..............        --                             575
                                        ----          ------        --------
  Net (loss) income...............      (207)         (1,808)       $(50,855)
                                        ====          ======        ========

---------------
(A) Reflects the historical results of LocusOne for the period from January 1, 2000 to February 2, 2000. The results of LocusOne from February 3, 2000 to June 30, 2000 are included in Aether's historical results for the six months ended June 30, 2000.

(B) Reflects the historical results of Riverbed for the period from January 1, 2000 to March 5, 2000. The results of Riverbed from March 6, 2000 to June 30, 2000 are included in Aether's historical results for the six months ended June 30, 2000.

(C) Reflects the historical results of IFX Group Plc, for the period from January 1, 2000 to April 5, 2000 and the historical results of Future Pagers Ltd. For the period from January 1, 2000 to May 6, 2000. The results of IFX from April 5, 2000 to June 30, 2000 and the results of Futures Pagers from May 7, 2000 to June 30, 2000 are included in Aether's historical results for the six months ended June 30, 2000.

(D) Reflects the historical results of NetSearch for the period from January 1, 2000 to April 19, 2000. The results of NetSearch from April 20, 2000 to June 30, 2000 are included in Aether's historical results for the six months ended June 30, 2000.

(E) Reflects the amortization of intangible assets, including goodwill, over three to seven year periods.

(F) Reflects amortization of the intrinsic value of options granted to employees of LocusOne over the three year vesting period.

(G) Reflects amortization of the intrinsic value of options granted to employees of NetSearch over the four year vesting period.

(H) Reflects the elimination of interest expense, as LocusOne's outstanding debt was repaid by Aether as part of the acquisition.

(I) Reflects the allocation of 40 percent of Sila's proforma net loss to the minority interest.

(J) Reflects the recording of a deferred tax benefit related to the amortization of identifiable intangibles.

                              AETHER SYSTEMS, INC.

                   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                            STATEMENT OF OPERATIONS
                   (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)

                                                                  YEAR ENDED DECEMBER 31, 1999
                                                            -----------------------------------------
                                                                          ADJUSTMENTS
                                                            HISTORICAL   FOR COMPLETED    PRO FORMA
                                                              AETHER     TRANSACTIONS    CONSOLIDATED
                                                            ----------   -------------   ------------
Subscriber revenue........................................   $  3,732        22,988       $  26,720
Engineering services revenue..............................      2,594            --           2,594
Software revenue and related services.....................         --         2,443           2,443
                                                             --------      --------       ---------
     Total revenue........................................      6,326        25,431          31,757
Cost of subscriber revenue................................      2,110        10,189          12,299
Cost of engineering services revenue......................      1,366            --           1,366
Cost of software revenue and related services.............         --         1,540           1,540
                                                             --------      --------       ---------
     Total cost of revenue................................      3,476        11,729          15,205
                                                             --------      --------       ---------
     Gross profit.........................................      2,850        13,702          16,552
                                                             --------      --------       ---------
Operating expenses:
  Research and development................................      2,614         3,711           6,325
  General and administrative..............................      5,891         5,819          11,710
  Selling and marketing...................................      2,095         8,042          10,137
  Depreciation and amortization...........................      1,089       267,250         268,339
  Option and warrant expense..............................     19,198        12,403          31,601
                                                             --------      --------       ---------
                                                               30,887       297,225         328,112
                                                             --------      --------       ---------
     Operating loss.......................................    (28,037)     (283,523)       (311,560)
Other income (expense):
  Minority interest.......................................         --        10,378          10,378
  Interest income (expense), net..........................        (60)          186             126
  Equity in losses of investments.........................     (2,425)           --          (2,425)
  Realized loss on sale of short-term investments.........       (169)           --            (169)
                                                             --------      --------       ---------
  Loss before income tax provision........................    (30,691)     (272,959)       (303,650)
  Income tax benefit......................................         --           908             908
                                                             --------      --------       ---------
     Net loss.............................................   $(30,691)     (272,051)      $(302,742)
                                                             ========      ========       =========
Pro forma net loss per share -- basic and diluted.........                                $  (11.76)
                                                                                          =========
Pro forma weighted average shares used in per share
  computations -- basic and diluted.......................                                   25,745
                                                                                          =========

                              AETHER SYSTEMS, INC.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                     ADJUSTMENTS FOR COMPLETED TRANSACTIONS
                   (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)

                          PERIOD FROM JANUARY 1, 1999           YEAR ENDED                 YEAR ENDED
                           THROUGH SEPTEMBER 28, 1999       DECEMBER 31, 1999          DECEMBER 31, 1999
                          ----------------------------   ------------------------   ------------------------
                           HISTORICAL      PRO FORMA     HISTORICAL    PRO FORMA                  PRO FORMA
                             MOBEO        ACQUISITION      LOCUS      ACQUISITION   HISTORICAL   ACQUISITION
                              (A)         ADJUSTMENTS       ONE       ADJUSTMENTS    RIVERBED    ADJUSTMENTS
                          ------------   -------------   ----------   -----------   ----------   -----------
Subscriber revenue......    $  7,468                           --                         --
Software and related
  services..............          --                        1,616                        927           (100)(G)
                            --------        -------       -------      --------      -------      ---------
    Total revenue.......       7,468             --         1,616            --          927           (100)
                            --------        -------       -------      --------      -------      ---------
Cost of subscriber
  revenue...............       2,529                           --                         --
Cost of software and
  related services......          --                          813                        727
                            --------        -------       -------      --------      -------      ---------
    Total cost of
      revenue...........       2,529             --           813            --          727             --
                            --------        -------       -------      --------      -------      ---------
    Gross profit........       4,939                          803                        200           (100)
                            --------        -------       -------      --------      -------      ---------
Operating Expenses:
  Research and
    development.........         764                           53                      2,051
  General and
    administrative......       1,995           (856)(C)       822                      1,055
  Selling and
    marketing...........       2,069           (741)(C)       542                      2,866
  Depreciation and
    amortization........          83          1,668(B)         96         8,054(B)        --        225,592(B)
  Option and warrant
    expense.............          --          1,226(D)        300         8,946(E)     1,200
                            --------        -------       -------      --------      -------      ---------
                               4,911          1,297         1,813        17,000        7,172        227,692
                            --------        -------       -------      --------      -------      ---------
    Operating income
      (loss):...........          28         (1,297)       (1,010)      (17,000)      (6,972)      (227,792)
Other Income (expense):
  Minority Interest.....          --                           --                         --
  Interest income
    (expense), net......          18                          (20)           20(F)       151
                            --------        -------       -------      --------      -------      ---------
    Loss income before
      income tax
      benefit...........          46         (1,297)       (1,030)      (16,980)      (6,821)      (227,792)
  Income tax benefit....          --                           --                         --
                            --------        -------       -------      --------      -------      ---------
  Net (loss) income.....    $     46         (1,297)       (1,030)      (16,980)      (6,821)      (227,792)
                            ========        =======       =======      ========      =======      =========

                                 YEAR ENDED                 YEAR ENDED
                             DECEMBER 31, 1999          DECEMBER 31, 1999
                          ------------------------   ------------------------
                                        PRO FORMA    HISTORICAL    PRO FORMA     ADJUSTMENTS
                          HISTORICAL   ACQUISITION      NET       ACQUISITION   FOR COMPLETED
                           SILA/IFX    ADJUSTMENTS     SEARCH     ADJUSTMENTS   TRANSACTIONS
                          ----------   -----------   ----------   -----------   -------------
Subscriber revenue......    15,226                        294                     $  22,988
Software and related
  services..............        --                         --                         2,443
                           -------      --------       ------       -------       ---------
    Total revenue.......    15,226            --          294            --          25,431
                           -------      --------       ------       -------       ---------
Cost of subscriber
  revenue...............     7,521                        139                        10,189
Cost of software and
  related services......        --                         --                         1,540
                           -------      --------       ------       -------       ---------
    Total cost of
      revenue...........     7,521            --          139            --          11,729
                           -------      --------       ------       -------       ---------
    Gross profit........     7,705            --          155            --          13,702
                           -------      --------       ------       -------       ---------
Operating Expenses:
  Research and
    development.........       179                        664                         3,711
  General and
    administrative......     2,803                         --                         5,819
  Selling and
    marketing...........     2,864                        442                         8,042
  Depreciation and
    amortization........       119        23,344(B)        14         8,280(B)      267,250
  Option and warrant
    expense.............                                                731(H)       12,403
                           -------      --------       ------       -------       ---------
                             5,965        23,404        1,120         9,011         297,225
                           -------      --------       ------       -------       ---------
    Operating income
      (loss):...........     1,740       (23,404)        (965)       (9,011)       (283,523)
Other Income (expense):
  Minority Interest.....        --        10,378(J)        --                        10,378
  Interest income
    (expense), net......                                   17                           186
                           -------      --------       ------       -------       ---------
    Loss income before
      income tax
      benefit...........     1,740       (13,026)        (948)       (9,011)       (272,959)
  Income tax benefit....      (696)        1,604(I)        --                           908
                           -------      --------       ------       -------       ---------
  Net (loss) income.....     1,044       (11,422)        (948)       (9,011)      $(272,051)
                           =======      ========       ======       =======       =========

(A) Reflects the historical results of Mobeo for the period from January 1, 1999 to September 28, 1999. The results of Mobeo from September 29, 1999 to December 31, 1999 are included in Aether's historical results for the year ended December 31, 1999.

(B) Reflects the amortization of intangible assets, including goodwill, over three to seven year periods.

(C) Reflects the elimination of compensation expense associated with certain management employees of Mobeo who ceased employment following the acquisition and who were not replaced.

(D) Reflects the amortization of the estimated fair value of options granted to two former owners of Mobeo for consulting services over the two-year life of the consulting arrangement. Also reflects amortization of the intrinsic value of options granted to employees of Mobeo over the vesting period.

(E) Reflects the amortization of the intrinsic value of options granted to employees of LocusOne over the three-year vesting period.

(F) Reflects the elimination of interest expense, as LocusOne's outstanding debt was repaid by Aether as part of the acquisition.

(G) Reflects the elimination of software revenue related to a sale by Riverbed to the Company. The cost of such sale has not been eliminated, as the amounts are insignificant.

(H) Reflects the amortization of the intrinsic value of options granted to employees of NetSearch over the four-year vesting period.

(I) Reflects the recording of a deferred tax benefit related to the amortization of identifiable intangibles.

(J) Reflects the allocation of 40 percent of Sila's proforma net loss to the minority interest.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                                   537,642 SHARES


                                    [AETHER LOGO]

                                    COMMON STOCK

                             ---------------------------
                                     PROSPECTUS
                             ---------------------------


                                 SEPTEMBER 27, 2000


     ---------------------------------------------------------------------------
     ---------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The expenses to be paid by Aether Systems, Inc. ("Aether" or "Aether Systems") in connection with the distribution of the securities being registered, other than underwriting discounts and commission, are as follows:


                                                                TOTAL
                                                              AMOUNT(1)
                                                              ---------
Securities and Exchange Commission Registration Fee.........   $19,667
NASD Filing Fee.............................................        --
Nasdaq National Market Listing Fee..........................        --
Accounting Fees and Expenses................................    15,000
Legal Fees and Expenses.....................................    15,000
Printing and Engraving Expenses.............................    10,000
Miscellaneous Fees and Expenses.............................     3,333
                                                               -------
          Total.............................................   $63,000
                                                               =======


---------------
(1) All amounts are estimates except the SEC filing fee, the NASD filing fee and the Nasdaq National Market listing fee.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under Section 145 of the General Corporate law of the State of Delaware, Aether Systems has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). Aether Systems' bylaws (Exhibit 3.2 hereto) also provide for mandatory indemnification of its directors and executive officers, and permissive indemnification of its employees and agents, to the fullest extent permissible under Delaware law.

     Aether's certificate of incorporation (Exhibits 3.1 and 3.3 hereto) provides that the liability of its directors for monetary damages shall be eliminated to the fullest extent permissible under Delaware law. Pursuant to Delaware law, this includes elimination of liability for monetary damages for breach of the directors' fiduciary duty of care to Aether and its stockholders. These provisions do not eliminate the directors' duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to Aether, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

     Aether has entered into agreements with its directors and certain of its executive officers that require Aether to indemnify such persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer of Aether or any of its affiliated enterprises, provided such person acted in good father and in a manner such person reasonably believed to be in or not opposed to the best interests of Aether and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

     Aether has a policy of directors' and officers' liability insurance that insures Aether's directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

     The Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the underwriters of Aether and its officers and directors for certain liabilities arising under the Securities Act or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     Since its inception, Aether Systems, Inc. or its predecessors, Aether Systems LLC or Aether Technologies International, L.L.C. ("Aether") has issued and sold unregistered securities in the transactions described below. Immediately prior to our initial public offering, we converted into a Delaware corporation at which time each holder of units in our limited liability company was converted into two and one-half shares of our common stock and each option or warrant for one unit was converted into an option or warrant for two and one-half shares of our common stock. The discussion below gives only the number of shares into which units were converted.

     1) In January 1996, NexGen Technologies, L.L.C. contributed assets in the wireless data field to Aether in exchange for 7,500,000 shares and Transettlements, Inc. contributed $1,000,000 in cash in exchange for 2,500,000 shares. On May 21, 1996, Transettlements contributed an additional $500,000 in exchange for an additional 1,250,000 shares.

     2) In February 1997, a subsidiary of Telcom Ventures, L.L.C. acquired 725,000 shares from Transettlements and contributed $1,000,000 to Aether in exchange for 1,562,500 shares. In December 1997, Telcom Ventures and its subsidiary contributed an additional $690,369 to Aether in exchange for an additional 575,307.5 shares.

     3) In January 1998, Pyramid Ventures, Inc., a subsidiary of Bankers Trust Corporation, acquired 833,332.5 shares at $1.20 per share and 1,004,902.5 shares at $1.49 per share for total proceeds to Aether LLC of approximately $2.5 million.

     In June 1998, Telcom Ventures and Pyramid each loaned us $250,000. The notes accrued interest at 8% per year and were due on demand with a stated maturity date of the earlier of December 31, 1998 or the closing of an anticipated private placement of units. The notes were convertible into units at the option of the holder at the rate of $250,000 divided by the per unit price to be paid in the anticipated private placements. In connection with the issuance of these notes, we also issued 14,140 warrants with an exercise price of $0.01 per unit to each of Telcom Ventures and Pyramid. Pyramid converted its $250,000 loan plus accrued interest in August 1998 into 142,950 shares at a per share price of $1.77 and exercised its warrant and acquired 14,140 shares. In August 1998, we repaid the amount owed Telcom Ventures, including $2,520 in interest. Telcom Ventures exercised its warrant and received 14,140 shares in August 1999.

     4) In August 1998, Reuters MarketClip Holdings Sarl received 2,828,055 shares in exchange for $4,735,020 in cash and forgiveness of $530,980 Aether owed Reuters for hardware and other inventory, offset by $266,000 Reuters owed us under a license agreement we previously entered into with Reuters relating to sales of MarketClip, and related fees.

     5) In October 1998, 3Com Corporation contributed $6,000,000, in exchange for 2,500,000 shares. At the same time Aether issued 3Com a conditional warrant to purchase 893,665 shares exercisable at $0.01 per unit if the milestones described below are achieved before October 29, 2001. 3Com achieved the first milestone entitling it to exercise 143,665 shares as a result of having completed a joint sales and marketing plan. 3Com may exercise an additional 375,000 shares when Aether receives revenue of $6 million in engineering services revenue from business opportunities introduced by 3Com. 3Com may exercise an additional 375,000 shares if Aether attains 6,000 wireless service subscribers as a result of business opportunities introduced to us by 3Com. 3Com has not attained either of these last two milestones and has not exercised any of its warrants.

     6) Aether from time to time has granted options or warrants to acquire units to employees and members of the managing board. The following table sets forth certain information regarding such grants:

                                                            RANGE OF
                     NO. OF SHARES                       EXERCISE PRICES
-------------------------------------------------------  ---------------
1996 693,438                                             $0.40
1997 306,562                                             $0.40
1998 604,688                                             $1.49-$1.77
1999 2,763,856                                           $1.77-$79.75

     7) In August 1999, Aether issued 100,000 shares pursuant to Mr. Ein's exercise of an option for shares at an exercise price of $.40 per share. On September 8, 1999, Mr. Beese exercised an option for 75,000 shares at an exercise price of $.40 per share.

     8) On September 28, 1999, we issued to Merrill Lynch Capital Corporation in connection with a credit facility warrants to purchase up to 2,419,690 shares of our common stock for no consideration. These warrants expired when we repaid allotments owing under the credit facility from the proceeds of in our initial public offering.

     9) On September 28, 1999, we issued options for 488,605 shares in connection with Aether's acquisition of Mobeo, Inc. The exercise price of options for (1) 312,500 shares is $6.00 per share, (2) 116,105 shares is $4.80 per share, and (3) 60,000 shares is $2.40 per share.

     10) On March 6, 2000, we acquired Riverbed Technologies, Inc. for 4,537,281 shares of our common stock in exchange for all of the issued and outstanding capital stock of Riverbed and reserved an additional 862,480 shares of our common stock for issuance upon exercise of options previously issued to Riverbed employees.


     11) On September 14, 2000, we acquired Cerulean Technology, Inc. and issued 462,412 shares of our common stock as a portion of the consideration.


     The sale and issuance of securities in the transactions described above were exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act or Regulation D promulgated thereunder as transactions by an issuer not involving a public offering, where the purchasers were sophisticated investors who represented their intention to acquire securities for investment only and not with a view to distribution and received or had access to adequate information about the Aether. Some of the options identified in sub-items 6 and 10 were exempt from registration pursuant to Rule 701 under the Securities Act.

     No underwriters were employed in any of the above transactions.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     Exhibits

     The exhibit index is incorporated by reference.

     Financial Statement Schedules

     Schedule II

     Schedules other than those listed above have been omitted since they are not required or are not applicable or the required information is shown in the financial statements or related notes. Columns omitted from schedules filed have been omitted since the information is not applicable.

ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

             (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

        provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included is a post-effective amendment by those paragraphs is contained in periodic reports filed by the Company pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are incorporated by reference in this Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Owings Mills, State of Maryland on the 27th day of September, 2000.


                                            Aether Systems, Inc.

                                            By: /s/ DAVID S. OROS
                                              ----------------------------------
                                                David S. Oros
                                                Chairman and Chief Executive
                                                Officer


     Pursuant to the requirements of the Securities Act of 1933, this amended Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                   SIGNATURE                                   TITLE                       DATE
                   ---------                                   -----                       ----

               /s/ DAVID S. OROS                    Chairman and Chief Executive    September 27, 2000
------------------------------------------------              Officer
                 David S. Oros

                       *                              Chief Financial Officer       September 27, 2000
------------------------------------------------      (Principal Financial and
                David C. Reymann                        Accounting Officer)

                       *                                      Director              September 27, 2000
------------------------------------------------
              J. Carter Beese, Jr.

                       *                                      Director              September 27, 2000
------------------------------------------------
              Frank A. Bonsal, Jr.

                       *                               Director and Managing        September 27, 2000
------------------------------------------------      Director, Aether Capital
              E. Wayne Jackson III

                       *                                      Director              September 27, 2000
------------------------------------------------
                Rahul C. Prakash

                       *                                      Director              September 27, 2000
------------------------------------------------
               Janice M. Roberts

                       *                                      Director              September 27, 2000
------------------------------------------------
               Dr. Rajendra Singh

                       *                                      Director              September 27, 2000
------------------------------------------------
                 Robin T. Vasan

                       *                                      Director              September 27, 2000
------------------------------------------------
                 Devin N. Wenig

                       *                                      Director              September 27, 2000
------------------------------------------------
               Thomas E. Wheeler

             *By: /s/ DAVID S. OROS
  -------------------------------------------
                 David S. Oros
                Attorney-in-Fact

                                  SCHEDULE II
                       VALUATION AND QUALIFYING ACCOUNTS
                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                                                   BALANCE AT   CHARGED TO                BALANCE AT
                                                   BEGINNING    COSTS AND                    END
                   DESCRIPTION                      OF YEAR      EXPENSES    DEDUCTIONS    OF YEAR
                   -----------                     ----------   ----------   ----------   ----------
1997
Allowance for doubtful accounts..................   $     --     $     --     $     --     $     --
Allowance for inventory obsolescence.............         --           --           --           --
1998
Allowance for doubtful accounts..................         --      157,000           --      157,000
Allowance for inventory obsolescence.............         --      170,000           --      170,000
1999
Allowance for doubtful accounts..................    157,000      (60,000)      41,000       56,000
Allowance for inventory obsolescence.............    170,000      (55,000)          --      115,000

                                 EXHIBIT INDEX


        EXHIBIT
         NUMBER                            DOCUMENT AND DESCRIPTION
        -------                            ------------------------
           *2.1          -- Agreement of Merger, dated as of October 18, 1999,
                            between Aether Systems LLC, and Aether Systems, Inc.
           *2.2          -- Stock Purchase Agreement by and among Aether Technologies
                            International, L.L.C., Mobeo, Inc. and Peter Kibler,
                            Winston Barrett and Edward Spear dated as of August 19,
                            1999.
          **2.3          -- Stock Purchase Agreement by and among Aether Systems,
                            Inc., LocusOne Communications, Inc. and the stockholders
                            named therein dated as of January 25, 2000
           +2.4          -- Agreement and Plan of Merger dated as of February 9, 2000 by and among Aether Systems, Inc., RT Acquisition, Inc.
                            and Riverbed Technologies, Inc.
          ++2.5          -- LLC Interest Purchase Agreement made effective as of
                            April 18, 2000 by and among Aether Systems, Inc., Net
                            Search LLC and the members of Net Search, LLC and
                            Augustine N. Esposito
          ++2.6          -- Share Purchase Agreement relating to IFX Group Limited
         ***2.7          -- Agreement and Plan of Merger by and among Aether Systems,
                            Inc. and Cerulean Technology, Inc.
           *3.1          -- Amended and Restated Certificate of Incorporation of
                            Aether Systems, Inc.
           *3.2          -- Bylaws of Aether Systems, Inc.
         ***3.3          -- As Amended Certificate of Incorporation
           *4.1          -- Specimen Certificate for Aether Systems Common Stock
           +4.2          -- Form of Indenture for Convertible Debt
            5.1          -- Opinion of Wilmer, Cutler & Pickering as to the legality of the shares of Common Stock and convertible notes and
                            conversion shares being registered
          *10.1          -- Amended and Restated License, Marketing and Distribution
                            Agreement between Reuters America, Inc. and Aether
                            Technologies International, L.L.C. dated August 11, 1998.
          *10.2          -- Contract Between Morgan Stanley Dean Witter Online
                            Direct, Inc. and Aether Technologies International,
                            L.L.C. dated August 5, 1999.
          *10.3          -- Options Price Reporting Authority Vendor Agreement
                            between Aether Technologies and the American Stock
                            Exchange, Inc. dated June 3, 1997.
          *10.4          -- Agreement between Aether Technologies International,
                            L.L.C. and New York Stock Exchange dated July 19, 1999.
          *10.5          -- Vendor Agreement by and between Aether Technologies
                            International, L.L.C. and the Nasdaq Stock Market, Inc.
                            dated October 4, 1996.
          *10.6          -- Dow Jones Indexes Enterprise Distribution Agreement dated
                            April 23, 1999.
          *10.7          -- Employment Agreement between Aether Technologies
                            International, L.L.C. and David Oros dated July 7, 1999.
          *10.8          -- Employment Agreement between Aether Technologies
                            International, L.L.C. and David Reymann dated May 18,
                            1999.
          *10.9          -- Series A Preferred Stock Purchase Agreement dated as of
                            August 9, 1999.
          *10.10         -- Investors' Rights Agreement by and among AirWeb
                            Corporation and each of the holder of the Series A
                            Preferred Stock listed in Schedule A and Patrick McVeigh,
                            Barak Berkowitz, Michael Bolbec and Andrew Simms dated
                            August 9, 1999.
          *10.11         -- Right of First Refusal and Co-Sale Agreement by and among
                            AirWeb Corporation, Inc., and those holders of the Common
                            Stock identified in Schedule A and B dated August 9,
                            1999.
          *10.12         -- Voting Agreement by and among the holders of Common Stock set forth in Schedule A and Purchase of the Series A
                            Preferred Stock dated August 9, 1999.

        EXHIBIT
         NUMBER                            DOCUMENT AND DESCRIPTION
        -------                            ------------------------
          *10.13         -- Aether-OmniSky Side Letter regarding development and
                            resale services dated August 9, 1999.
          *10.14         -- Software License Agreement by and between Aether
                            Technologies International, L.L.C. and AirWeb Corporation
                            dated August 9, 1999.
          *10.15         -- AirWeb Corporation Warrant to Purchase 3,000,000 Shares
                            of Series A Preferred Stock dated August 9, 1999.
          *10.16         -- Strategic License Agreement between Aether Technologies
                            International, L.L.C. and Riverbed Technologies, Inc.
                            dated as of June 15, 1999.
          *10.17         -- Consulting Agreement between Aether Technologies, L.L.C.
                            and Orbcomm Global, L.P. dated as of October 26, 1998.
          *10.18         -- Credit Agreement dated as of September 28, 1999 among
                            Merrill Lynch & Co. and the leaders named therein.
          *10.19         -- Aether Systems, Inc. 1999 Equity Incentive Plan effective as of October 1, 1999
          *10.20         -- Aether Systems, Inc. Senior Bonus Plan effective as of
                            September 29, 1999
          *10.21         -- Amended and Restated Registration Rights Agreement dated as of February 2000
          *10.22         -- Form of Subscription Agreement between Aether Systems,
                            Inc. and National Discount Brokers
          +10.23         -- Series B Preferred Stock Purchase Agreement dated as of
                            January 18, 2000
          +10.24         -- Master Agreement between Aether Systems, Inc. and Charles
                            Schwab & Co., Inc., dated as of December 23, 1999
          +10.25         -- Inciscent, Inc. Series A Stock Purchase Agreement
          +10.26         -- Agreement between National Discount Brokers Corporation and Aether Systems, Inc., dated as of November 4, 1999
          +10.27         -- Development Agreement between Response Services, LLC and
                            Aether Systems, Inc. dated as of January 12, 2000
          *10.28         -- Formation of Sila Communications Ltd.
           11.1          -- Statement regarding computation of per share earnings.
        ***21.1          -- Subsidiaries of Aether Systems
           23.1          -- Consent of KPMG LLP for Aether Systems, Inc.
           23.2          -- Consent of PricewaterhouseCoopers LLP
           23.3          -- Consent of Wilmer, Cutler & Pickering, included in
                            Exhibit 5.1
        ***23.4          -- Consent of the Forrester Research
        ***23.5          -- Consent of International Data Corporation
           23.6          -- Consent of KPMG LLP for LocusOne Communications, Inc.
           23.7          -- Consent of KPMG LLP for Riverbed Technologies, Inc.
        ***24.1          -- Power of Attorney, included on the signature page hereof


---------------
     * Incorporated by reference to the Registration Statement (File No. 333-85697) on Form S-1 filed with the Commission on October 20, 1999, as amended.

    ** Incorporated by reference to the Form 8-K filed with the Commission on February 15, 2000.

   *** Incorporated by reference to the Registration Statement (File No.
       333-44566) on Form S-1 filed with the Commission on September 7, 2000, as amended.

     + Incorporated by reference to the Registration Statement (File No.
       333-30852) or Form S-1 filed with the Commission on February 22, 2000, as amended.

    ++ Incorporated by reference to the Form 10-Q filed with the Commission on August 14, 2000.